Form 10-K, Exhibit 13
period 1994-06-03
OXFORD INDUSTRIES INC
filed 1994-08-31
CIK 75288

                   MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                    FINANCIAL CONDITION AND OPERATIONS


RESULTS OF OPERATIONS

    FISCAL 1994

Net sales increased 9% from fiscal 1993. In order to achieve this increase, the Company had to replace approximately $20,000,000 of fiscal 1993 sales to the discontinued Sears, Roebuck & Co. catalog business. The Lanier Clothes division recorded a sales increase of 9%. The Oxford Shirtings division recorded a sales increase in excess of 19%. In fiscal 1994, the Company continued to strengthen strategic alliances with its largest customers. Sales to the Company's fifty largest customers increased 13.2%.

Cost of goods sold as a percentage of net sales decreased to 79.9% in fiscal 1994 from 80.3% in fiscal 1993. The primary reasons for this decrease were more effective sourcing and favorable costing variances combined with a decreased LIFO charge.

Selling, general and administrative expenses increased by 5.9% to $91,209,000 in fiscal 1994 from $86,098,000 in fiscal 1993.
Combined with the increase in net sales, the percentage of selling, general and administrative expenses to net sales declined to 14.6% in fiscal 1994 from 15% in fiscal 1993. This decline as a percentage of net sales was the result of the Company's continued focus on expense control in addition to efficiencies gained from realizing economies of scale. In spite of the absorption of start up expenses for the Tommy Hilfiger dress shirt line (with no sales volume) and the Savane sport shirt line (with minimal sales volume), the Company still decreased total expenses as a percent of sales.

Net interest expense as a percentage of net sales was 0.4% in both fiscal 1994 and fiscal 1993.

As discussed in the notes to financial statements, the Company adopted SFAS No. 109, Accounting for Income taxes, effective May 29, 1993. This adoption did not have a significant impact on the Company's financial statements. Income taxes are discussed at length for all three years in the notes to the consolidated financial statements.

    FISCAL 1993

Net sales increased 8.6% from fiscal 1992. The Company made significant gains in its core menswear businesses. The Lanier Clothes division recorded a sales increase in excess of 12%. The Oxford Shirtings division recorded a sales increase in excess of 35% to become the Company's largest division. The

Private Label Women's Sportswear and Dress divisions posted moderate declines in sales. In the fourth quarter, the Company began to feel the adverse effects of the decision by Sears, Roebuck & Co. to discontinue its catalog business. The Company's strategy of restructuring the customer base to larger, more financially stable retailers continued for the year. Sales to the Company's fifty largest customers rose by 14.6%, while sales to all other customers declined by 16.3%.

Cost of goods sold as a percentage of net sales increased to 80.3% in fiscal 1993 from 79.8% in fiscal 1992. This increase reflects a slight initial margin erosion due to intense competitive pressure.

Selling, general and administrative expenses increased by 1.9% to $86,098,000 in fiscal 1993 from $84,466,000 in fiscal 1992.
Combined with the increase in net sales, the percentage of selling, general and administrative expenses to net sales declined to 15.0% in fiscal 1993, from 16.0% in fiscal 1992.
This was the result of the Company's expense control efforts.

Net interest expense as a percentage of net sales increased to 0.4% in fiscal 1993, from 0.3% in fiscal 1992, due to higher weighted average short-term borrowings. The increased borrowings were used primarily to support increased inventory.

    FISCAL 1992

Net sales increased 4.3% from fiscal 1991. The increase was primarily attributable to significant gains in the Company's Upscale Lines and Private Label Women's Lines which were partially offset by decreases in the Private Label Women's Lines and a significant decrease caused by discontinuance of Cos Cob and JBJ branded women's sportswear and Holbrook men's shirtings. Fiscal 1992 results reflected increased sales achieved along with a continued adjustment to the customer base. The Company de-emphasized the pursuit of small independent specialty stores and placed greater emphasis on large specialty chains and department stores.


Cost of goods sold as a percentage of net sales decreased to 79.8% in fiscal 1992, from 80.3% in fiscal 1991. The decrease in fiscal 1992 resulted primarily from reduced markdowns and increased manufacturing efficiency, but were partially offset by an increased LIFO charge and costs associated with opening new offshore facilities.

Selling, general and administrative expenses as a percentage of net sales decreased to 16% in fiscal 1992, from 17.3% in fiscal 1991. The decrease resulted primarily from cost savings associated with discontinued lines, including Cos Cob, JBJ and Holbrook, as well as the Company's continued expense containment efforts.

Net interest expense as a percentage of net sales declined to 0.3% in fiscal 1992, from 0.6% in fiscal 1991. This decline was due to the near elimination of short-term borrowings and scheduled reductions of long-term debt.



    FUTURE OPERATING RESULTS

The Company views fiscal 1995 with cautious optimism. The apparel industry remains highly competitive. While the long-term economic environment has become less predictable due to increased globalization, the near term economic environment appears to be stabilizing. Current uncertainties regarding the future economic environment that may effect the Company include the budget deficit, corporate and individual taxes, national health care and the General Agreement on Tariffs and Trades (GATT) among others.

The Company's backlog of unshipped orders at the end of fiscal 1994 was $156,733,000, more than a 20% increase from the
$129,869,000, at the end of fiscal 1993.   These numbers
represent only store orders on hand, and do not include private-label contract balances. The Company expects sales volume will increase by 7% to 8% in fiscal 1995 in part fueled by the new Tommy Hilfiger dress shirt line and the Savane wrinkle-free sport and dress shirt line. Continued attention to sourcing effectiveness and expense control should permit net earnings to increase at a rate somewhat greater than the rate of sales increase.


LIQUIDITY AND CAPITAL RESOURCES

    FISCAL 1994

During fiscal 1994, operating activities generated $19,683,000 in cash as compared to 1993 when these activities used $5,012,000 in cash. The primary factors contributing to this change were increased net earnings and trade payables offset by increased receivables and increased inventories. The increased receivables reflect the increased sales in the last two months of fiscal 1994 over fiscal 1993. The increased inventory reflects the Company's backlog of unshipped orders and the introduction of the Tommy Hilfiger and Savane shirt lines. The increase in trade payables primarily supports the increased inventory.

Investing activities used $8,981,000 in fiscal 1994 as compared to $6,226,000 in fiscal 1993. The primary differences resulted from increased capital expenditures for additions or replacement of worn or obsolete machinery and equipment and upgrading management information systems. A substantial part of this increase was for equipment relating to the "wrinkle-free" process for the slacks and shirtings divisions. In fiscal 1993, proceeds from the sale of previously idled facilities helped offset some of the capital expenditures. There were no similar significant proceeds from the sale of capital assets in 1994.

Net financing activities used $10,729,000 in fiscal 1994 which included scheduled payments on long-term debt, dividends on common stock and the purchase and retirement of 125,700 shares of the Company's common stock, all of which were purchased on the open market or in negotiated transactions. Sources included short-term borrowings and proceeds from the net issuance of 78,437 shares of the Company's stock due to the exercise of employee stock options.

   FISCAL 1993

During fiscal 1993, operating activities used $5,012,000 in cash as compared to 1992 when these activities generated $3,817,000 in cash. The primary factors contributing to this change were increased inventories and a reduction in trade accounts payable, which were partially offset by increased net income. Most of the increase in inventory occurred in the fourth quarter, and was related to private label finished goods, which are covered by contracts with major customers.

Investing activities used $6,226,000 in fiscal 1993, as compared to $4,671,000 in fiscal 1992. The primary difference resulted from increased capital expenditures for additions or replacement of worn or obsolete machinery and equipment and upgrading management information systems. In 1993, proceeds from the sale of previously idled facilities helped offset some of the increased capital expenditures.

Net financing activities generated $6,083,000 in fiscal 1993, which included increased short-term borrowings to finance increased working capital requirements, and the net issuance of 37,569 shares due to the exercise of employee stock options. Uses of funds included payment of dividends on common stock, scheduled payments on long-term debt, and the purchase and retirement of 162,404 shares of Company common stock, all of which were purchased on the open market or in negotiated transactions.

    FISCAL 1992

During fiscal 1992, operating activities generated $3,817,000 as compared to fiscal 1991, when these activities generated $44,724,000 in cash. The primary factors contributing to this decrease were increased accounts receivable and inventories, which were somewhat offset by higher net earnings and an increase in trade payables. The increase in accounts receivable reflected the increased sales in the last two months of the year over fiscal 1991. The increase in inventories anticipated increased sales as reflected in the Company's increased backlog of unshipped orders to $123,519,000 at the end of fiscal 1992, from $102,505,000 in fiscal 1991. The bulk of the increase in inventory was in raw materials and work in process. The trade payables increase primarily supported the increase in inventory.

Investing activities used $4,671,000 as compared to $5,948,000 in fiscal 1991. The bulk of these investments were for additions or replacement of worn or obsolete machinery and equipment, upgrading management information systems and offshore plant construction.

Financing activities used $9,893,000 which included dividends on common stock, scheduled payments on long-term debt, the purchase and retirement of 80,735 shares of Company common stock on the open market and the net issuance of 35,822 shares due to the exercise of employee stock options.

    FUTURE LIQUIDITY AND CAPITAL RESOURCES

The Company believes it has the ability to generate cash to meet its foreseeable needs. The sources of funds primarily include funds provided by operations and short-term borrowings. The uses of funds primarily include working capital requirements, capital expenditures, dividends and repayment of long-term debt. The Company regularly utilizes committed bank lines of credit and other uncommitted bank resources to meet capital needs. At the end of fiscal 1994, the Company had committed bank lines of $20,000,000 and uncommitted bank lines of $122,000,000. At the end of fiscal 1994, $10,000,000 was outstanding under the commited lines of credit, and $9,500,000 was outstanding under the uncommitted lines.

Capital expenditures in 1995 will consist of improved management information systems and the replacement of worn or obsolete equipment. In addition, capital expenditures for fiscal 1995 will include equipment relating to the "wrinkle-free" process for the slacks and shirtings divisions.

The Company will continue to purchase shares of its own common stock on the open market and in negotiated trades as conditions and opportunities warrant. The Company will also consider possible acquisitions of apparel-related businesses that are compatible with its long-term strategies. There are no present plans to borrow additional long-term funds, sell securities or obtain off-balance sheet financing.

        MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING



     The management of Oxford Industries, Inc. is responsible for the integrity and objectivity of the consolidated financial statements and other financial information presented in this report. These statements have been prepared in conformity with generally accepted accounting principles consistently applied and include amounts based on the best estimates and judgements of management.

     Oxford maintains a system of internal accounting controls designed to provide reasonable assurance, at a reasonable cost, that assets are safeguarded against loss or unauthorized use and that the financial records are adequate and can be relied upon to produce financial statements in accordance with generally accepted accounting principles. The internal control system is augmented by written policies and procedures, an internal audit program and the selection and training of qualified personnel. This system includes policies that require adherence to ethical business standards and compliance with all applicable laws and regulations.

     The consolidated financial statements for the years ended June 3, 1994, May 28, 1993 and May 29, 1992 have been audited by Arthur Andersen & Co., independent public accountants. In connection with its audits, Arthur Andersen & Co. develops and maintains an understanding of Oxford's accounting and financial controls and conducts tests of Oxford's accounting systems and other related procedures as it considers necessary to render an opinion on the financial statements.

     The Audit Committee of the Board of Directors, composed solely of outside directors, meets periodically with Oxford's management, internal auditors and independent public accountants to review matters relating to the quality of financial reporting and internal accounting controls, and the independent nature, extent and results of the audit effort. The Committee recommends to the Board appointment of the independent public accountants. Both the internal auditors and the independent public accountants have access to the Audit Committee, with or without the presence of management.




R. William Lee, Jr.

Executive Vice President

and Chief Financial Officer

Report of Independent Public Accountants

To the Board of Directors and the Stockholders of Oxford Industries, Inc.

We have audited the accompanying consolidated balance sheets of Oxford Industries, Inc. (a Georgia corporation) and Subsidiaries as of June 3, 1994 and May 28, 1993 and the related consolidated statements of earnings, stockholders' equity, and cash flows for each of the three years in the period ended June 3, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Oxford Industries, Inc. and subsidiaries as of June 3, 1994 and May 28, 1993 and the results of their operations and their cash flows for each of the three years in the period ended June 3, 1994 in conformity with generally accepted accounting principles.

Arthur Andersen & Co.

Atlanta, Georgia
July 15, 1994

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
OXFORD INDUSTRIES, INC. AND SUBSIDIARIES

Years Ended June 3, 1994, May 28, 1993 and May 29, 1992

A.  Summary of Significant Accounting Policies:

1. Principal Business Activity--Oxford Industries, Inc. (the "Company") is engaged in the design, manufacture and sale of consumer apparel for men, women and children.

2. Principles of Consolidation--The consolidated financial statements include the accounts of the Company and all of its subsidiaries. All material inter-company balances, transactions and profits have been eliminated.

3. Fiscal Period--The Company's fiscal closing date is the Friday nearest May 31. The fiscal year includes operations for a 53-week period in 1994, and a 52-week period in 1993 and 1992.

4.  Revenue Recognition--Revenue is recognized when goods are shipped.

5. Statement of Cash Flows--The Company considers cash equivalents to be short-term investments with original maturities of three months or less.

6. Inventories--Inventories are principally stated at the lower of cost (last-in, first-out method, "LIFO") or market.

7. Property, Plant and Equipment--Depreciation and amortization of property, plant and equipment are provided on both straight-line (primarily buildings) and accelerated methods over the estimated useful lives of the assets as follows:

Buildings and improvements                                 7-40 years
Machinery and equipment                                    3-15 years
Office fixtures and equipment                              3-10 years
Autos and trucks                                            2-6 years
Leasehold improvements                                   Life of Lease

8. Income Taxes--Effective May 29, 1993, the Company adopted Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" in which deferred tax liabilities and assets are determined based on the difference between financial and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The adoption did not have a significant impact on the Companies financial statements.

9. Financial Instruments--The fair values of financial instruments closely approximate their carrying values.

B.  Inventories:

The components of inventories are summarized as follows:


$ in thousands                           June 3, 1994       May 28, 1993

Finished goods                                $ 59,784          $55,733
Work in process                                 22,549           19,931
Fabric                                          24,967           20,484
Trim and supplies                                7,165            6,445

                                              $114,465         $102,593
                                              ========          =======
    The excess of replacement cost over the value of inventories based upon the LIFO method was $35,644,000 at June 3, 1994 and $36,667,000 at May 28, 1993.
     For fiscal year 1994, net income was increased by approximately $609,000 ($.07 per share) as a result of using the LIFO method as compared to using the first-in, first-out method. During 1993 and 1992, net income was reduced by approximately $757,000 ($.09 per share) and $683,000 ($.08 per share) respectively, as a result of using the LIFO method.
    During fiscal 1993 and 1992, inventory quantities were reduced, which resulted in a liquidation of LIFO inventory layers carried at lower costs which prevailed in prior years. The effect of the liquidations was to decrease cost of goods sold by approximately $124,000 and to increase net earnings by $75,000 or $.01 per share. The effect of the liquidations for 1992 was to decrease cost of goods sold by $1,205,000 and to increase net earnings by $735,000 or $.08 per share. There were no significant liquidations of LIFO inventories in 1994.

C.  Property, Plant and Equipment:

Property, plant and equipment, carried at cost, is summarized as follows:

$ in thousands                           June 3, 1994      May 28, 1993
Land                                         $  1,374          $  1,374
Buildings                                      32,508            31,131
Machinery and equipment                        65,206            61,990
Leasehold improvements                          3,782             3,299
                                              102,870            97,794
Less accumulated depreciation
    and amortization                           69,653            66,767
                                             $ 33,217           $31,027
                                             ========           =======

D.  Notes Payable and Long-Term Debt:

The Company had available for its use lines of credit with several lenders aggregating $20,000,000 at June 3, 1994. The Company has agreed to pay commitment fees for these available lines of credit. At June 3, 1994, $10,000,000 was in use under these lines at various rates approximating 4.5%. In addition, the Company has $122,000,000 in uncommitted lines of credit, of which $47,000,000 is reserved exclusively for letters of credit. The Company pays no commitment fees for these available lines of credit.
At June 3, 1994, $9,500,000 was in use under these lines of credit at various rates approximating 4.5%.

A summary of long-term debt is as follows:

$ in thousands                           June 3, 1994    May 28, 1993

Note payable to insurance company,
  8.62%, due in annual installments
  through May 1996                            $ 7,500          $11,250

Industrial revenue bonds and mortgage
  notes at fixed rates of 6.1% to
  7.25% and varying rates of 73% to
  86% of prime rate (prime was 7.25%
  at June 3, 1994), due in varying
  installments to 2016                         10,240           11,403
                                               17,740           22,653
Less current maturities                         5,352            4,865
                                              $12,388          $17,788
                                              =======          =======
    The note payable to the insurance company contains various covenants including restrictions on the amount of retained earnings available for dividends and certain other payments, and requires tangible net worth to be not less than $90,000,000. Retained earnings of $19,471,000 at June 3, 1994 were unrestricted.

    Property, plant and equipment with an aggregate carrying amount at June 3, 1994 of approximately $6,385,000 is pledged as collateral on the industrial revenue bonds.
    The aggregate maturities of long-term debt are as follows:

$ in thousands

Fiscal year
    1995                                                       $ 5,352
    1996                                                         4,849
    1997                                                         2,112
    1998                                                         2,942
    1999                                                           612
    Thereafter                                                   1,873

                                                               $17,740
                                                               =======

E.  Commitments and Contingencies:

The Company has operating lease agreements for buildings, sales offices and equipment with varying terms to 2006. The total rent expense under all leases was approximately $4,883,000 in 1994, $5,654,000 in 1993 and $5,932,000 in 1992.
    The aggregate minimum rental commitments for all non-cancellable operating leases with terms of more than one year are as follows:

$ in thousands
Fiscal year:
    1995                                                        $ 3,816
    1996                                                          2,788
    1997                                                          1,639
    1998                                                          1,314
    1999                                                          1,160
    Thereafter                                                    1,950
                                                                $12,667
                                                                =======
     The Company is also obligated under certain apparel license and design aggreements to make future minimum payments as follows:

$ in thousands
Fiscal Year:
    1995                                      $ 3,236
    1996                                        3,241
    1997                                        3,498
    1998                                        2,700
    1999                                        2,700
                                               15,375
                                              =======

    The Company uses letters of credit to facilitate certain apparel purchases. The total amount of letters of credit outstanding at June 3, 1994 was approximately $36,000,000.

    The Company is involved in certain legal matters primarily arising in the normal course of business. In the opinion of management, the Company's liability under any of these matters would not materially affect its financial condition or results of operations.

F.  Stock Options:
A summary of changes in stock options is as follows:
                                                    Number of Shares
                                              1994       1993       1992
Outstanding, beginning of year              407,740    268,190    313,700
Granted                                       6,500    185,000         -
Cancelled                                    (2,280)    (6,860)    (8,240)
Exercised                                   (82,380)   (38,590)   (37,270)
 Outstanding, end of year                   329,580    407,740    268,190
                                           ===============================

    Options have been granted at prices equal to 100% of the market price of Oxford common stock at dates of grant. Stock options outstanding as of June 3, 1994 are as follows:

Date of                           Number of       Price     Expiration
Option Grant                         Shares       Per Share      Date
Jan.  7, 1991                       145,960       $ 7.00    Jan.  7, 1996
Jan. 14, 1991                         8,060       $ 7.00    Jan. 14, 1996
Mar. 28, 1991                         2,000       $ 9.81    Mar. 28, 1996
July 13, 1992                       167,060       $15.38    July 13, 1997
July 12, 1993                         5,000       $15.94    July 12, 1998
Sept. 9, 1993                           500       $20.38    Sept. 9, 1998
Nov. 10, 1993                         1,000       $22.88    Nov. 10, 1998
                                    329,580
                                    =======
As of June 3, 1994, 146 employees held stock options. At June 3, 1994, options for 62,880 shares were exercisable and an additional 510,480 shares were reserved for issuance pursuant to options that could be granted in the future.

G.  Significant Customers:

Approximately 24% in 1994, 28% in 1993 and 24% in 1992 of the Company's revenues were derived from sales to a national retail chain. Approximately 10% in 1994, and 7% in both 1993 and 1992 of the Company's revenues were derived from sales to another national retail chain.

H.  Retirement Plans:

The Company has retirement savings programs covering substantially all full-time U.S. employees. If a participant decides to contribute, a portion of the contribution is matched by the Company. Total expense under these programs was $1,412,000 in 1994, $1,372,000 in 1993 and $1,328,000 in
1992.

I.  Income Taxes:
The provision (benefit) for income taxes includes the following:

$ in thousands                         1994          1993          1992
Current:
    Federal                         $11,164        $7,983        $8,146
    State                             1,938         1,114         1,150
                                     13,102         9,097         9,296
Deferred                                (31)          657        (1,284)

                                    $13,071        $9,754        $8,012
                                  =====================================

Reconciliations of the U.S. federal statutory income tax rates and the Company's effective tax rates are summarized as follows:

                                       1994           1993          1992
Statutory rate                         35.0%          34.0%         34.0%
State income taxes - net of
    federal income tax benefit          3.9            4.5           4.5
Tax credits                            (0.1)          (0.2)         (0.7)
Other items - net                       1.7            1.4           1.2

Effective rate                         40.5%          39.7%         39.0%
                                       ==================================

    Deferred income taxes result from accounting for certain transactions in different periods for financial and tax reporting purposes. The sources and income tax effect of these differences are as follows:

                                       1994             1993           1992

Depreciation                            (41)           (132)          (589)
Lease termination                        10              72           (133)
Inventory valuation                     300              71           (761)
Group insurance                         329            (128)           188
Compensation                            (27)           (164)          (263)
Other, net                             (602)            938            274

                                       $(31)           $657        $(1,284)
                                       ====================================

    Effective May 29, 1993, the Company adopted Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" (SFAS 109). This statement requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. The adoption did not have a significant impact on the Company's financial statements.
    Deferred tax assets and liabilities as of June 3, 1994, and at time of adoption, May 29, 1993, computed under SFAS 109, are comprised of the following ($ in thousands):

     Deferred Tax Assets:                     June 3, 1994    May 29, 1993
      Inventory                                    $ 1,966        $ 2,266
      Compensation                                   1,829          1,802
      Group insurance                                  622            951
      Allowance for bad debts                          919            802
      Lease termination                                590            600
      Other, net                                     1,552            507
                                                   -------        -------
      Deferred Tax Assets                            7,478          6,928

      Deferred Tax Liabilities:
      Depreciation - property, plant & equipment     1,691          1,732
      Foreign                                          800            913
      Other, net                                     1,368            695
                                                  --------        -------
      Deferred Tax Liabilities                       3,859          3,340

      Net Deferred Tax Asset                       $ 3,619        $ 3,588
                                                    ======         ======

J.  Equity and Earnings Per Share:

     Earnings per share is computed based on the weighted average number of shares of common stock outstanding of 8,606,843 in 1994, 8,688,015 in 1993 and 8,801,920 in 1992. The dilutive effect of stock options outstanding in 1994, 1993 and 1992 was not material for purposes of this calculation.

K.  Summarized Quarterly Data (Unaudited):

Following is a summary of the quarterly results of operations for the years ended June 3, 1994, May 28, 1993 and May 29, 1992:
                                          Fiscal Quarter
$ in thousands, except
per share amounts         First    Second     Third     Fourth     Total
1994 *
Net sales               $148,711  $178,737   $143,141   $153,979  $624,568
Gross profit              29,337    35,066     29,229     32,146   125,778
Net earnings               3,982     5,829      4,474      4,916    19,201
Earnings per share          0.46      0.68       0.52       0.57      2.23

1993 *
Net sales               $134,300  $163,565   $140,651  $134,353  $572,869
Gross profit              26,429    31,810     27,602    27,060   112,901
Net earnings               3,114     4,617      3,459     3,596    14,786
Earnings per share          0.36      0.53       0.40      0.41      1.70

1992 *
Net sales               $122,988  $142,559   $125,755  $136,371  $527,673
Gross profit              25,085    28,565     25,701    27,362   106,713
Net earnings               2,642     3,748      2,922     3,220    12,532
Earnings per share          0.30      0.43       0.33      0.36      1.42

* Includes a favorable fourth-quarter after tax LIFO adjustment of $1,769,000 ($.21 per share) in 1994, $654,000 ($.08 per share) in 1993 and
$415,000 ($.04 per share) in 1992.

Net Sales by Product Class

The following table sets forth separately in percentages net sales by class of similar products for each of the last three fiscal years:
                                           1994         1993         1992
Net Sales:
    Menswear                                73%          73%          70%
    Womenswear                              27%          27%          30%

                                           100%         100%         100%
                                           ==============================

                           Common Stock Information:
                 Market Price on the               Quarterly Cash Dividend
              New York Stock Exchange                Per Share
                Fiscal 1994   Fiscal 1993         Fiscal 1994   Fiscal 1993
               High     Low   High     Low
1st Quarter   21      15 1/8  27       14 3/8        .165          .15
2nd Quarter   24      20      19 5/8   15 1/2        .165          .15
3rd Quarter   29 3/4  22 1/8  22 1/2   15 3/4        .18           .165
4th Quarter   34 1/2  30      20 1/2   15 3/4        .18           .165

At the close of fiscal 1994, there were 959 stockholders of record.

Oxford Industries, Inc. and Subsidiaries
Consolidated Balance Sheets
                                     Year Ended
$ in thousands except share amounts            June 3, 1994   May 28, 1993

Assets
Current Assets:
   Cash and cash equivalents                      $  3,227       $  3,254
   Receivables, less allowance for
      doubtful accounts of $2,300 and $1,993
      in 1994 and 1993, respectively                75,165         68,093
   Inventories                                     114,465        102,593
   Prepaid expenses                                 12,402         11,698

      Total Current Assets                         205,259        185,638

   Property, Plant and
  Equipment, Net                                    33,217         31,027
   Other Assets, Net                                 1,471          1,562

     Total Assets                                 $239,947       $218,227
                                                  ========       ========

Liabilities and Stockholders' Equity
Current Liabilities:
 Notes payable                                      19,500         18,500
   Trade accounts payable                           45,023         34,629
   Accrued compensation                             11,687         11,304
   Other accrued expenses                           12,977         11,072
   Dividends payable                                 1,555          1,433
   Current maturities of long-term debt              5,352          4,865

      Total Current Liabilities                     96,094         81,803

Long-Term Debt, less current
   maturities                                       12,388         17,788

Deferred Income Taxes                                3,730          3,304

Commitments and Contingencies (Note E)

Stockholders' Equity:
   Common stock*                                     8,638          8,685
   Additional paid-in capital                        6,153          5,193
   Retained earnings                               112,944        101,454

     Total Stockholders' Equity                    127,735        115,332

   Total Liabilities and Stockholders' Equity     $239,947       $218,227
                                                  ========       ========


* Par value $1 per share;  authorized 30,000,000 shares;  issued and
outstanding shares:   8,637,665 in 1994 and 8,684,928 in 1993.


See notes to consolidated financial statements.

Oxford Industries, Inc. and Subsidiaries
Consolidated Statements of Earnings

                                        Year Ended
$ in thousands except                June 3, 1994  May 28, 1993  May 29, 1992
per share amounts                    ------------  ------------  ------------

Net Sales                                $624,568     $572,869       $527,673

Costs and Expenses:
   Cost of goods sold                  498,790      459,968        420,960
   Selling, general and administrative  91,209       86,098         84,466
   Interest, net                         2,297        2,263          1,703
                                       --------     --------       --------
                                       592,296      548,329        507,129

Earnings Before Income Taxes            32,272       24,540         20,544
Income Taxes                            13,071        9,754          8,012
                                      --------     --------       --------
Net Earnings                          $ 19,201     $ 14,786       $ 12,532
                                      ========     ========       ========

Net Earnings Per Common Share            $2.23       $1.70           $1.42
                                      ========    ========        ========

See notes to consolidated financial statements.

Oxford Industries, Inc. and Subsidiaries
Consolidated Statements of Stockholders' Equity

                                         Additional
$ in thousands                 Common     Paid-In   Retained
except per share amounts        Stock     Capital   Earnings   Total

Balance, May 31, 1991            8,855      4,828     87,527    101,210
   Net earnings                      -         -      12,532     12,532
   Purchase and retirement
     of common stock               (81)       (44)      (843)      (968)
   Exercise of stock options        36        270        (26)       280
   Cash dividends $.55
     per share                       -         -      (4,840)    (4,840)
                              ---------  ---------  ---------  ---------
Balance, May 29, 1992            8,810      5,054     94,350    108,214
   Net earnings                                       14,786     14,786
   Purchase and retirement
     of common stock              (162)       (94)    (2,193)    (2,449)
   Exercise of stock options        37        233        (19)       251
   Cash dividends, $.63
     per share                                        (5,470)    (5,470)
                              ---------  ---------  ---------  ---------
Balance, May 28, 1993         $  8,685   $  5,193   $101,454   $115,332
   Net earnings                                       19,201     19,201
   Purchase and retirement
     of common stock              (125)       (75)    (1,685)    (1,885)
   Exercise of stock options        78      1,035        (88)     1,025
   Cash dividends, $.69
     per share                                        (5,938)    (5,938)
                              ---------  ---------  ---------  ---------
Balance, June 3, 1994            8,638      6,153     112,944   127,735
                              =========  =========  =========  =========

See notes to consolidated financial statements.

Oxford Industries, Inc. and Subsidiaries
Consolidated Statements of Cash Flows

                                       June 3,   May 28,   May 29,
$ in thousands  Year ended:             1994      1993      1992
                                       -------   -------   -------
Cash Flows from Operating Activities:
Net earnings                           $19,201   $14,786   $12,532
Adjustments to reconcile net earnings
 to net cash provided by (used in) operating activities
  Depreciation and amortization          7,041     6,457     6,254
  (Gain) loss on sale of property, plant
  and equipment                           (211)     (488)       33
Changes in working capital:
  Receivables                           (7,072)     (935)   (7,470)
  Inventories                          (11,872)  (20,572)  (15,359)
  Prepaid expenses                        (704)   (1,851)   (1,200)
  Trade accounts payable                10,394    (3,734)    8,353
  Accrued expenses and other
    current liabilities                  2,428     1,078     1,122
  Income taxes payable                      -       (402)     (324)
Deferred income taxes                      426     1,162       250
Other noncurrent assets                     52      (513)    (374)
                                       -------   -------   -------
  Net cash flows provided by (used
    in) operating activities            19,683    (5,012)    3,817
Cash Flows from Investing Activities:
Purchase of property, plant
  and equipment                         (9,395)   (8,050)   (5,439)
Proceeds from sale of property,
  plant and equipment                      414     1,824       768
                                       -------   -------   -------
Net cash (used in) investing activities (8,981)   (6,226)   (4,671)

Cash Flows from Financing Activities:
Short-term borrowings                    1,000    18,500        -
Payments on long-term debt              (4,913)   (4,733)   (4,576)
Proceeds from exercise of options        1,025       251       280
Purchase and retirment of common stock  (1,885)   (2,449)     (968)
Dividends on common stock               (5,956)   (5,486)   (4,629)
                                        -------   -------   -------
   Net cash (used in) provided by
      financing activities             (10,729)    6,083     (9,893)
Net change in cash and cash equivalents    (27)   (5,155)   (10,747)
Cash and cash equivalents at beginning
   of period                             3,254     8,409     19,156
                                       -------   -------    -------
Cash and cash equivaltents at end of
period                                  $3,227    $3,254     $8,409
                                       =======   =======    =======

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
  CASH PAID FOR:
  Interest                              $ 2,315   $ 2,312   $ 1,701
  Income taxes                           11,443    10,868     9,424
                                        =======   =======   =======


See notes to consolidated financial statements

DIRECTORS AND OFFICERS
DIRECTORS

J. Hicks Lanier
Chairman and President

Ben B. Blount
Executive Vice President

Cecil D. Conlee
President
CGR Advisors
(real estate advisory service)

John B. Ellis
Private investor;
former Senior Vice President
Genuine Parts Company
(automotive replacement parts)

Thomas Gallagher
President
Genuine Parts Company
(automotive replacement parts)

Bradley Hale
Former Partner, Retired
King & Spalding
(attorneys)

Clifford M. Kirtland, Jr.
Private Investor;
former Chairman
Cox Communications, Inc.
(television and radio broadcasting)

J. Reese Lanier
Self-employed in farming
and related businesses

R. William Lee, Jr.
Executive Vice President

Knowlton J. O'Reilly
Group Vice President

Robert E. Shaw
President and Chief Executive Officer
Shaw Industries, Inc.
(carpet manufacturing and marketing)

Robert Strickland
Former Chairman of the Board, Retired
Sun Trust Banks, Inc.
(bank holding company)


OFFICERS

J. Hicks Lanier
Chairman and President

Ben B. Blount, Jr.
Executive Vice President
Planning and Development

R. William Lee, Jr.
Executive Vice President
Finance and Administration

Knowlton J. O'Reilly
Group Vice President

John A. Baumgartner, Jr.
Vice President
Information Systems

Joseph H. Kraft
Vice President
Human Resources

Debra A. Pauli
Controller

James W. Wold
Treasurer

David K. Ginn
General Counsel and Secretary

Division Presidents

L. Wayne Brantley
President, Lanier Clothes

Donald S. Carswell
President, Polo for Boys

Daniel J. Chin
President, Oxford Dresses

R. Larry Johnson
President, Oxford Slacks

Debra S. Malbin
President, Jhane Barnes and Renny

Theodore R. Mendelson
President, B.J. Design Concepts

Knowlton J. O'Reilly
President, Oxford Sportswear Separates

James M. Pressley
President, Oxford Sportswear Collections

Robert C. Skinner
President, Oxford Shirtings

Corporate Information

Executive Offices                         Auditors
222 Piedmont Avenue, N.E.                 Arthur Andersen & Co.
Atlanta, GA  30308

  Transfer Agent and Registrar
Telephone: (404) 659-2424                 Trust Company Bank, Atlanta
Facsimile: (404) 653-1545

Stock Listing
The common stock of Oxford Industries, Inc. is listed on the New York Stock Exchange. Ticker Symbol: OXM

A copy of the Company's Form 10-K Annual Report filed with the Securities and Exchange Commission will be furnished without charge to any stockholder upon writted request to the Corporate Secretary, Oxford Industries, Inc., 222 Piedmont Avenue, N.E., Atlanta, Georgia 30308.

Oxford Industries, Inc. is an Equal Opportunity Employer with an
Affirmative Action Program.