Form 10-K, Exhibit 13
period 1994-06-03
OXFORD INDUSTRIES INC
filed 1994-08-31
CIK 75288

    SELECTED FINANCIAL DATA
    OXFORD INDUSTRIES, INC.




 $ and shares in thousands
   except per share amounts
                   Year Ended        June 3, 1994 May 28, 1993 May 29, 1992 May 31, 1991 June 1, 1990

    Net Sales                           $624,568    $572,869     $527,673     $505,845     $550,434
    Cost of Goods Sold                   498,790     459,968      420,960      406,108      444,105
    Selling, General and Administr        91,209      86,098       84,466       87,762       89,997
    Interest                               2,297       2,263        1,703        3,024        3,491
    Earnings (Loss) Before Income         32,272      24,540       20,544        8,951       12,841
    Income Taxes                          13,071       9,754        8,012        3,410        4,892
    Net Earnings (Loss)                   19,201      14,786       12,532        5,541        7,949
    Net Earnings (Loss) Per Common          2.23        1.70         1.42         0.62         0.82
    Average Number of Shares Outst         8,607       8,688        8,802        9,000        9,695
    Dividends                              5,938       5,470        4,840        4,487        4,817
    Dividends Per Share                     0.69        0.63         0.55         0.50         0.50
    Total assets                         239,947     218,227      199,254      187,214      208,429
    Long-term obligations                 12,388      17,788       22,693       27,309       31,962
    Stockholders equity                  127,735     115,332      108,214      101,210      103,660
    Capital Expenditures                   9,395       8,050        5,439        6,433        5,849
    Book Value Per Share at Year-E         14.79       13.28        12.28        11.43        11.19
    Return on Average Stockholders         15.8%        13.2%        12.0%         5.4%         7.5%
    Return on Average Total Assets          8.4%         7.1%         6.5%         2.8%         3.8%

