Form 10-K, Exhibit 13
period 1996-05-31
OXFORD INDUSTRIES INC
filed 1996-08-22
CIK 75288

EXHIBIT  13


Financial Highlights

                                       Year Ended:
$ in thousands,
 except per share amounts                May 31,      June 2,      June 3,
                                           1996        1995         1994
                                         -------      --------    --------
Net sales                                $664,443     $656,987    $624,568
Net earnings                                2,194       10,575      19,201
Earnings per share                           0.25         1.22        2.23
Dividends per share                          0.80         0.76        0.69
Stockholders' equity                      128,959      132,579     127,735
Book value per share at year-end            14.65        15.25       14.79
Return on average stockholders               1.7%         8.1%       15.8%

The $.20 per share dividend paid on June 1, 1996 was the 144th consecutive quarterly dividend paid by the Company since it became publicly owned in July 1960.
<page 24>


To Our Shareholders:

Fiscal 1996 was an eventful, although disappointing, year for your Company. Sales increased by 1.1% to a record $664,443,000 from $656,987,000 in fiscal 1995. Net earnings before a nonrecurring one-time charge were $4,894,000 or $.56 per share, a decrease of 53.7% from $10,575,000 or $1.22 per share in fiscal 1995. As a result of the one-time charge, net earnings declined 79.2% to $2,194,000 or $.25 per share. Return on equity fell to 1.7% from last year's 8.1%. Our year-end book value was $14.65 compared to $15.25 in fiscal 1995.

The dividend declared in July was our 145th consecutive quarterly cash dividend since the Company became publicly owned in 1960. We are very proud of this record.

Several events and accomplishments during fiscal 1996 have put us in a position to anticipate improved results for fiscal 1997. We reduced our inventory levels by $33 million during this year. The production curtailments associated with this inventory reduction sharply reduced operating profits this year, but allowed us to decrease short-term borrowing by $18 million. We believe our inventories are conservatively valued and represent no unusual potential markdown problems.

During the first quarter of the year we provided $4,500,000 for environmental remediation due to the discovery of a past unauthorized disposal of a substance believed to be dry cleaning fluid at one of our facilities.
We do not expect any additional charges to earnings going forward on this issue.

Throughout the year we closed six domestic sewing facilities and one cutting facility. These closings are a direct result of the intense, globally competitive pressures requiring us to shift a higher percentage of our production offshore.

The Oxford Shirt Group had a 16.9% sales increase, due to the successful start-up of the Tommy Hilfiger Golf division and the newly acquired Ely and
Walker division.   Tommy Hilfiger dress shirts and Polo  for Boys also had
sales gains. Sales in the private label Oxford Shirtings division were even with last year. The profits of the Shirt Group were negatively affected by our continued struggle with wet processing of wrinkle-free shirts. During the third quarter, we decided to abandon wet processing along with the marketing of Savane wrinkle-free shirts upon completion of Fall 1996 production. In the quarter we provided for all anticipated write-downs and expenses to complete the exit. Although this exit was costly, it will eliminate our largest profit drain of the past two years.

In our continuing shift to globally competitive production sources, we purchased a large established plant for our Shirt Group in Tegucigalpa,
Honduras and began work on a new plant in the Philippines.   During the year
we also completed the expansion and automation of our Lyons distribution center. With the profit drain of wet processing behind us and continued good results from our licensed divisions, we expect the Shirt Group to have significantly improved performance in fiscal 1997.

Lanier Clothes had a disappointing year. Sales decreased by approximately 4.8% and profits declined from the prior year. Gains in our Oscar de la
Renta division were offset by a decline in the private label sector. During the third quarter we signed a licensing agreement with Nautica Apparel Inc. to

<page 25>

manufacture and sell Nautica men's tailored clothing. Our first line has been enthusiastically received by the targeted retailers. Shipments will begin with the Spring 1997 season. To increase its globally competitive production base, Lanier Clothes completed an expansion of its production facility in Merida, Mexico that will allow us to double this plant's production capacity.

In the Oxford Slacks Group, sales increased by 14.9% and operating profits increased by an even greater amount. These increases were fueled primarily by increasing sales of our Everpress wrinkle-resistant 100% cotton slacks to mass merchants. Sales also increased in the chain and department stores distribution channels. Given the current business environment this sales increase was a great accomplishment. During the year, we made the decision to construct a new slacks plant in Moctezuma, Mexico, which will begin production in the coming year.

Our Womenswear Group's sales declined 16.7% due to the shutdown of the RENNY division and the sale of our B.J. Design Concepts division. Since neither division was profitable, a positive impact on earnings from these exits will be realized next year. Sales in continuing Womenswear divisions increased slightly and operating profits more than doubled.

Our backlog of unshipped orders at year-end was $163 million compared to $165.3 million a year ago. These numbers include only store orders on hand and do not include private-label contract balances. As a progressively greater percentage of our orders are at-once EDI "Quick Response" programs with our customers, the unshipped order backlog position is becoming a less reliable indicator of future shipments.

The consumer continues to benefit from a highly competitive apparel market environment at wholesale and retail. We expect this environment to continue during the coming year. To compete successfully in this environment, we have developed a five-point strategy. First, we will intensify our focus on meeting or exceeding our customers' expectations. Second, we will continue to reduce our cost of goods through globally competitive sourcing. Third, we will continue our focus on the progressive reduction of expenses as a percentage of sales. Fourth, we will continue to pursue higher profit margin opportunities through licensing or acquisition of important brand or designer
names.   Finally, we will continuously focus on asset management.  We are confident this five-point strategy will allow us to compete successfully in any business environment, take advantage of future opportunities and lead to improved results.

To our customers, we thank you for your business during these difficult economic times. We will continue to focus on your satisfaction as our number one priority. To our suppliers, we thank you for your assistance in providing
our customers with excellent service.   To our Oxford associates, we
appreciate all of your efforts to exceed customers' expectations and control costs. Finally, we thank you, our shareholders, for your understanding during this difficult business environment and look forward to improved results in fiscal 1997.

                 Respectfully submitted,

                          J. Hicks Lanier

                  Chairman and President


<page 26>

SELECTED FINANCIAL DATA FOR ANNUAL REPORT
OXFORD INDUSTRIES, INC.



Selected Financial Data



$ and shares in thousands
 except per share amounts    Year Ended:
                            May 31,   June 2,  June 3,  May 28,  May 29
                             1996      1995     1994     1993     1992

Net sales                  $664,443  $656,987 $624,568 $572,869  $527,673
Cost of goods sold          548,612   543,624  498,790  459,968   420,960
Selling, general
 and administrative
 expenses                   101,617    91,601   91,209   86,098    84,466
Provision for
 environmental
 remediation                  4,500        -        -        -       -
Interest                      6,057     4,136    2,297    2,263     1,703
Earnings before income
 taxes                        3,657    17,626   32,272   24,540    20,544
Income taxes                  1,463     7,051   13,071    9,754     8,012
     Net earnings             2,194    10,575   19,201   14,786    12,532
Net earnings per common
 share                          .25      1.22     2.23     1.70      1.42
Average number of shares
 outstanding                  8,749     8,670    8,607    8,688     8,802
Dividends                     7,007     6,594    5,938    5,470     4,840
Dividends per share            0.80      0.76     0.69     0.63      0.55
Total assets                279,103   309,028  239,947  218,227   199,254
Long-term obligations        45,051    47,011   12,388   17,788    22,693
Stockholders' equity        128,959   132,579  127,735  115,332   108,214
Capital expenditures          8,192    14,790    9,395    8,050     5,439
Book value per share at
 year-end                     14.65     15.25    14.79    13.28     12.28
Return on average
 stockholders' equity           1.7%      8.1%    15.8%    13.2%     12.0%
Return on average total
 assets                         0.7%      3.9%     8.4%     7.1%      6.5%

<page 27>




                 MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                   FINANCIAL CONDITION AND OPERATIONS


RESULTS OF OPERATIONS

FISCAL 1996

Net sales increased 1.1% from fiscal 1995. The Men's Shirt Group posted a sales increase of 16.9% due to increased sales in Polo for Boys, and Tommy Hilfiger dress shirts. Also contributing to the Men's Shirt Group sales increase were the introduction of the Tommy Hilfiger Golf line which began initial shipments in the second quarter and the acquisition of Ely & Walker (Ely & Walker markets western wear) completed in the first quarter. The Men's Slacks Group posted a sales increase of 14.9% primarily due to the continued success of Everpress wrinkle-resistant 100% cotton slacks. The Men's Tailored Clothing Group experienced a decline of 4.8%. Increased sales in Oscar de la Renta did not offset decreased sales in the private label sector. The Womenswear Group experienced a sales decline of 16.7% due to the closure of the RENNY division and the divestiture of the B.J. Design Concepts division.

The Company experienced an overall unit sales volume decrease of approximately 2.7% while experiencing an overall 3.7% increase in average sales price per unit. The change in the average sales price per unit was primarily due to product mix.

The Company continued to strengthen strategic alliances with its largest customers. Sales to the Company's 50 largest customers increased 1.9%, and now represents approximately 92.4% of total sales, while sales to all other customers declined by 23.5%.


Cost of goods sold as a percentage of net sales decreased to 82.6% in fiscal 1996 from 82.7% in fiscal 1995. The decline in gross margins from historical percentages continued from 1995, and again the primary reason for this increase was in the Men's Shirt Group. The most significant event of the year was the Company's decision to end its Savane brand and Process 2000 licensing agreements with Farah and to discontinue the wet processing of wrinkle-free shirts. The difficulties associated with wet processing wrinkle-free shirts were never resolved sufficiently to warrant continuation of this product line. The Company will complete its obligations to Farah when it completes shipping the fall 1996 season. The Company closed the Vidalia, Georgia wet processing facility in the third quarter and will close the Juarez, Mexico facility upon completion of production in September 1996. Future wrinkle-free shirts will be made from precured or postcured fabrics treated at the fabric mill. In the current year, the Company provided amounts for the anticipated costs and expenses associated with this exit.

The Company succeeded in reducing its inventory by $33,000,000 in the current year. The production curtailment associated with this inventory reduction negatively impacted manufacturing efficiencies and overhead absorption.

During the fiscal year, the Company closed or announced the forthcoming closure of six domestic sewing facilities (Alamo, GA; Decherd, TN; Bowman, GA; Monticello, GA; Burgaw, NC; Lyons, GA), and one cutting facility (Decherd,
TN). These closings are the direct result of the continuing intense competitive pressures that require the Company to utilize the most cost-effective production resources.

<page 28>


During the current year, the Company continued expansion of its off-shore manufacturing capacity with the purchase of Confecciones Monzini, S.A., located in Tegucigalpa, Honduras. Monzini produces dress shirts and became a part of the Men's Shirt Group. The Men's Shirt Group also began work on a new sewing facility in the Philippines. The Company's Men's Tailored Clothing Group completed the expansion of its Merida, Mexico, sewing facility. The Company's Men's Slacks Group completed plans for its new plant in Moctezuma, Mexico.

Selling, general, and administrative expenses (excluding the environmental charge described below) increased by 10.9% to $101,617,000 in the current year from $91,601,000 in the prior year. As a percentage of net sales, selling, general and administrative expenses increased to 15.3% in fiscal 1996 from 13.9% in fiscal 1995. Included in selling, general and administrative expenses are start-up costs for the Tommy Hilfiger Golf line, which began shipments in the second quarter; costs associated with the completed expansion and reengineering of two distribution centers; and amounts provided for exiting the merchandising of wrinkle-free wet processing.

During the first quarter, the Company reported that it had discovered a past unauthorized disposal of a substance believed to be dry cleaning fluid on one of its properties. The Company believes that remedial action will be required, including continued investigation, monitoring, and treatment of ground water and soil. Based on advice from its environmental experts, the Company expects the maximum expenditures for remediation to be approximately $4,500,000 over the next 30 years. In the first quarter of fiscal 1996, the Company recorded a provision of $4,500,000 in connection with this matter. Management believes that any required additional expenses, if any, will not have a material adverse effect on the Company's results of operations or financial position.

Net interest expense as a percentage of net sales increased to 0.9% in fiscal 1996 from 0.6% in fiscal 1995. This increase was due to an increase in average short-term borrowing and long-term debt and higher weighted average interest rates.

The Company's effective tax rate was 40.0% in fiscal 1996 and fiscal 1995 and does not differ significantly from the Company's combined statutory rate.


 FISCAL 1995

Net sales increased 5.2% from fiscal 1994. The Oxford Slacks division recorded a sales increase of 16.2% primarily due to its Everpress wrinkle-resistant 100% cotton slacks. The Oxford Shirtings division recorded a sales increase of 9.5% due primarily to the introduction of two new product lines, Tommy Hilfiger dress shirts and Savane wrinkle-free branded shirt products. While the Tommy Hilfiger launch was successful, the Oxford Shirtings division encountered problems with capacity expansion for the wet-processed, wrinkle-free dress shirt product.

The Company experienced an overall unit sales volume increase of approximately 17.1% while experiencing an overall 10.2% reduction in average sales price per unit. The reduction in the average sales price per unit was primarily product mix combined with reduced selling prices in response to the demand of the consumer and retailer. The Company addresses this challenge by using its global sourcing capability to lower costs.

<page 29>

The Company continued to strengthen strategic alliances with its largest customers. Sales to the Company's 50 largest customers increased by 8.3%, while sales to all other customers declined 12.8%.

Cost of goods sold as a percentage of net sales increased to 82.7% in fiscal 1995 from 79.9% in fiscal 1994. The primary reason for this increase is reflected in the results of the Company's largest division, the Oxford Shirtings division. The Oxford Shirtings division was not successful at increasing production capacity to planned levels while maintaining the division's quality standards. The division did not meet its production or cost targets in wet processing. The division generated unexpectedly high levels of irregulars. With capacities falling far short of plan, the division could not maintain "on time" delivery. This led to order cancellations, returns, and additional markdowns.

During the fiscal year the Company closed six domestic manufacturing facilities (Belton, SC; Dawson, GA; Hamlet, NC; Hickory Grove, SC; Royston, GA and Unadilla, GA). These closings are a direct result of the intense competitive pressures that require the Company to utilize the most cost-effective production sources.

Selling, general, and administrative expenses increased by 0.4% to $91,601,000 in fiscal 1995 from $91,209,000 in fiscal 1994. As a percentage of net sales, selling, general, and administrative expenses declined to 13.9% in fiscal 1995 from 14.6% in fiscal 1994. Excluding the Tommy Hilfiger dress shirt line and Savane sport shirt lines, selling, general, and administrative expenses decreased in fiscal 1995.

Net interest expense as a percentage of net sales increased to 0.6% in fiscal 1995 from 0.4% in fiscal 1994. Average short-term borrowings and the weighted average interest rate increased from the prior year.

The Company's effective tax rate decreased to 40.0% in fiscal 1995 from 40.5% in fiscal 1994.


FUTURE OPERATING RESULTS

The Company expects no material changes to the current business environment. The long-term economic environment remains less predictable due to increased globalization, while the near-term economic environment has stabilized yet remains very sluggish. Current uncertainties regarding the future economic environment that may affect the Company include the results of the upcoming national elections, the federal budget deficit, future developments in the area of international trade agreements (bilateral and multilateral free trade agreements), the phaseout of textile quotas pursuant to the Agreement on Textiles and Clothing, other changes in country-of-origin rules, and retail entities expanding vertically to establish their own buying/sourcing offices to source directly with foreign manufacturers. Uncertainties regarding the future retail environment that may affect the Company include excessive retail floor space per consumer, constant heavy discounting at the retail level, continuing consolidation of retailers, and the resulting deflationary prices of apparel at retail.

The Company's backlog of unshipped orders at the end of fiscal 1996 was $163,047,000, a 1.3% decrease from $165,276,000 at the end of fiscal 1995.
These numbers represent store orders on hand and do not include private-label contract balances. The Company is experiencing a greater percentage of at-

<page 30>

once EDI "Quick Response" programs with large retailers. Replenishment shipments under these programs generally possess such an abbreviated order life as to exclude them from the order backlog completely. During the year, the Company signed a licensing agreement with Nautica Apparel, Inc. The agreement is for the manufacture and sale of the Nautica men's tailored clothing collection to be launched in the spring 1997 season. The Company expects sales to be flat or slightly higher in fiscal 1997.

The exit from wet-processing should allow the Men's Shirt Group to achieve improved profitability in fiscal 1997. Strict adherence to sourcing effectiveness and expense control should generate improved earnings from the fiscal 1996 results.


LIQUIDITY AND CAPITAL RESOURCES

Fiscal 1996

Operating activities generated $43,273,000 in fiscal 1996 and used $41,387,000 in fiscal 1995. While net income adjusted for the non-cash environmental charge decreased by $5,681,000, the primary factors contributing to the increase in cash from operations were decreases in receivables and the significant reduction in inventory.


Investing activities used $15,631,000 in fiscal 1996 and $12,069,000 in fiscal 1995. The primary factors contributing to this change were the acquisitions of Ely & Walker and Confecciones Monzini, S.A. and reduced expenditures for property, plant and equipment. The majority of the property, plant, and equipment change was due to the expansion and reengineering of two distribution centers. Most of the investment for these expansions occurred in fiscal 1995.

Financing activities used $28,852,000 in fiscal 1996 and generated $52,454,000 in fiscal 1995. The primary differences were reduced short-term borrowings and scheduled reductions of long-term debt.

The majority of the Company's foreign-sourced production is supplied by the use of contractors. The Company owns foreign manufacturing facilities, and may acquire or build others in the future. The functional currency for these facilities is generally the U.S. dollar, as all production is exported to the Company for domestic resale. Consequently, the amount of monetary assets and liabilities subjected to exchange rate risk is immaterial.

FISCAL 1995

Fiscal 1995 operating activities used $41,387,000 as compared to fiscal 1994 when these activities generated $19,683,000. The primary factors contributing to this change were decreased net earnings and increased inventories. The increased inventory is due in part to the problems in the Oxford Shirtings division described previously. There was some increase in inventory related to new products, Tommy Hilfiger and Savane, and there was some increase in inventory due to the slowdown in consumer apparel purchases, which caused some of the Company's larger customers to defer shipment of fourth quarter programs. There was also some increase in inventory levels associated with the expanded number of chain and department store customers for whom the Company has "Quick Response" and EDI programs.

<page 31>

Investing activities used $12,069,000 as compared to $8,981,000 in fiscal 1994. The primary differences resulted from increased capital expenditures for the expansion of the Oxford Shirtings distribution center in Lyons, Georgia. A similar project is in process at the Lanier Clothes division distribution center in Toccoa, Georgia. Proceeds from the sale of previously idled facilities helped offset some of the capital expenditures. These facilities included a distribution center in Atlanta, Georgia, and manufacturing facilities in Royston, Georgia, and Hamlet, North Carolina. The projects completed in fiscal 1995 related to facilities supporting the "wrinkle-free" wet processing for the Slacks and Shirtings divisions.

Net financing activities generated $52,454,000 in fiscal 1995 as compared to $10,729,000 used in fiscal 1994. The increase results from both short-term and long-term borrowings. In May 1995, the Company negotiated a $40,000,000 long-term note.


    FUTURE LIQUIDITY AND CAPITAL RESOURCES

The Company believes it has the ability to generate cash and/or has available borrowing capacity to meet its foreseeable needs. The sources of funds primarily include funds provided by operations and both short and long-term borrowings. The uses of funds primarily include working capital requirements, capital expenditures, acquisitions, dividends and repayment of long-term debt. The Company regularly utilizes committed bank lines of credit and other uncommitted bank resources to meet working capital requirements. On May 31, 1996, the Company had available for its use lines of credit with several lenders aggregating $50,000,000. The Company has agreed to pay commitment fees for these available lines of credit. At May 31, 1996, $45,000,000 was in use under these lines. Of the $45,000,000, $40,000,000 is long-term. In addition, the Company has $188,000,000 in uncommitted lines of credit, of which $98,000,000 is reserved exclusively for letters of credit. The Company pays no commitment fees for these available lines of credit. At May 31, 1996, $20,500,000 was in use under these lines of credit. Maximum short-term borrowings from all sources during the current year were $125,500,000. The Company anticipates continued use and availability of both committed and uncommitted short-term borrowing resources as working capital needs may require.

The Company considers possible acquisitions of apparel-related businesses that are compatible with its long-term strategies. There are no present plans to sell securities or enter into off-balance sheet financing arrangements.



ADDITIONAL INFORMATION

For additional information concerning the Company's operations, cash flows, liquidity and capital resources, this analysis should be read in conjunction with the Consolidated Financial statements and the Notes to Consolidated Financial statements of this Annual Report.

<page 32>





           MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING
              AND REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


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

     The consolidated financial statements for the years ended May 31, 1996, June 2, 1995 and June 3, 1994 have been audited by Arthur Andersen LLP, independent public accountants. In connection with its audits, Arthur Andersen LLP, develops and maintains an understanding of Oxford's accounting and financial controls and conducts tests of Oxford's accounting systems and other related procedures as it considers necessary to render an opinion on the financial statements.

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




Ben B. Blount, Jr.
Executive Vice President-
Finance, Planning and Administration
and Chief Financial Officer

<page 33>



To the Board of Directors
and the Stockholders of
Oxford Industries, Inc.

We have audited the accompanying consolidated balance sheets of Oxford Industries, Inc. (a Georgia corporation) and Subsidiaries as of May 31, 1996 and June 2, 1995 and the related consolidated statements of earnings, stockholders' equity, and cash flows for each of the three years in the period ended May 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Oxford Industries, Inc. and subsidiaries as of May 31, 1996 and June 2, 1995 and the results of their operations and their cash flows for each of the three years in the period ended May 31, 1996 in conformity with generally accepted accounting principles.


Atlanta, Georgia
July 12, 1996

<page 34>



                 Oxford Industries, Inc. and Subsidiaries
                        Consolidated Balance Sheets

$ in thousands, except per share amounts    May 31, 1996   June 2, 1995

Assets
Current Assets:
Cash and cash equivalents                      $  1,015       $  2,225
Receivables, less allowance for
doubtful accounts of $2,800 and $2,700
in 1996 and 1995, respectively                   84,593         83,962
Inventories                                     136,789        169,978
Prepaid expenses                                 13,747         13,023
                                               --------       --------
 Total Current Assets                           236,144        269,188

Property, Plant and
  Equipment, Net                                 36,659         38,650
Other Assets, Net                                 6,300          1,190
                                               --------       --------
 Total Assets                                  $279,103       $309,028
                                               ========       ========

Liabilities and Stockholders' Equity
Current Liabilities:
Notes payable                                   $25,500        $43,500
Trade accounts payable                           49,676         54,331
Accrued compensation                              7,225          8,235
Other accrued expenses                           13,014         13,039
Dividends payable                                 1,760          1,739
Current maturities of long-term debt              1,632          4,732
                                                -------       --------
Total Current Liabilities                        98,807        125,576

Long-Term Debt, less current
maturities                                       45,051         47,011

Noncurrent Liabilities                            4,500              -

Deferred Income Taxes                             1,786          3,862

Commitments and Contingencies (Note E)

Stockholders' Equity:
Common stock*                                     8,803          8,694
Additional paid-in capital                        8,211          7,020
Retained earnings                               111,945        116,865
                                               --------       --------
  Total Stockholders' Equity                    128,959        132,579
                                               --------       --------
Total Liabilities and Stockholders'
Equity                                         $279,103       $309,028
                                               ========       ========
* Par value $1 per share;  authorized 30,000,000 shares;  issued and
outstanding shares:   8,803,321 in 1996 and 8,694,385 in 1995.
See notes to consolidated financial statements.

<page 35>

                    Oxford Industries, Inc. and Subsidiaries
                      Consolidated Statements of Earnings

                                              Year Ended:
$ in thousands, except             May 31, 1996  June 2, 1995    June 3, 1994
per share amounts                  -----------   ------------    ------------

Net Sales                             $664,443       $656,987      $624,568

Costs and Expenses:
 Cost of goods sold                    548,612        543,624       498,790
 Selling, general and administrative   101,617         91,601        91,209
 Provision for environmental
    remediation                          4,500             -             -
   Interest, net                         6,057          4,136         2,297
                                      --------       --------      --------
                                       660,786        639,361       592,296

Earnings Before Income Taxes             3,657         17,626        32,272
Income Taxes                             1,463          7,051        13,071
                                      --------       --------      --------
Net Earnings                          $  2,194       $ 10,575      $ 19,201
                                      ========       ========      ========

Net Earnings Per Common Share            $0.25          $1.22         $2.23
                                      ========       ========      ========

See notes to consolidated financial statements.

<page 36>

                      Oxford Industries, Inc. and Subsidiaries
                 Consolidated Statements of Stockholders' Equity

                                          Additional
$ in thousands,                Common     Paid-In   Retained
except per share amounts        Stock     Capital   Earnings   Total
- - -----------------------------------------------------------------------
Balance, May 28, 1993           $8,685     $5,193   $101,454   $115,332
   Net earnings                      -         -      19,201     19,201
   Purchase and retirement
     of common stock              (125)       (75)    (1,685)    (1,885)
   Exercise of stock options        78      1,035        (88)     1,025
   Cash dividends, $.69
     per share                       -         -      (5,938)    (5,938)
                              ---------  ---------  ---------  ---------
Balance, June 3, 1994           $8,638     $6,153   $112,944   $127,735
   Net earnings                      -         -      10,575     10,575
   Exercise of stock options        56        867        (60)       863
   Cash dividends, $.76
     per share                      -          -      (6,594)    (6,594)
                              ---------  ---------  ---------  ---------
Balance, June 2, 1995         $  8,694   $  7,020   $116,865   $132,579
   Net earnings                     -          -       2,194      2,194
   Exercise of stock options       109      1,191       (107)     1,193
   Cash dividends, $.80
     per share                      -          -      (7,007)    (7,007)
                              ---------  ---------  ---------  ---------
Balance, May 31, 1996           $8,803     $8,211    $111,945  $128,959
                              =========  =========  =========  =========

See notes to consolidated financial statements.

<page 37>

                     Oxford Industries, Inc. and Subsidiaries
                      Consolidated Statements of Cash Flows
                                          May 31,     June 2,   June 3,
$ in thousands           Year ended:       1996        1995      1994
                                          -------     -------   -------
Cash Flows from Operating Activities:
   Net earnings                            $2,194     $10,575   $19,201
   Adjustments to reconcile net earnings
    to net cash provided by (used in) operating
     activities
     Depreciation and amortization          8,851       7,804     7,041
     Provision for environmental
      remediation                           4,500          -         -
     Gain on sale of property, plant
     and equipment                           (108)     (1,169)     (211)
     Loss on sale of business                 338          -          -
   Changes in working capital:
     Receivables                              476      (8,797)   (7,072)
     Inventories                           35,556     (55,513)  (11,872)
     Prepaid expenses                         911        (621)     (704)
     Trade accounts payable                (4,797)      9,308    10,394
     Accrued expenses and other
       current liabilities                 (1,050)     (3,390)    2,428
   Deferred income taxes                   (2,076)        132       426
   Other noncurrent assets                 (1,522)        284        52
                                           -------    -------   -------
     Net cash flows provided by (used in)
       operating activities                43,273     (41,387)   19,683

Cash Flows from Investing Activities:
   Acquisitions                           (11,644)         -         -
   Proceeds from sale of business           1,991          -         -
   Purchase of property, plant
     and equipment                         (7,582)    (14,790)   (9,395)
   Proceeds from sale of property,
     plant and equipment                    1,604       2,721       414
                                          -------     -------   -------
     Net cash (used in) investing
          activities                      (15,631)    (12,069)   (8,981)

Cash Flows from Financing Activities:
   Short-term borrowings                  (18,000)     24,000     1,000
   Long-term debt                          (5,060)     34,003    (4,913)
   Proceeds from exercise of stock
     options                                1,193         861     1,025
   Purchase and retirement of
       common stock                            -           -     (1,885)
   Dividends on common stock               (6,985)     (6,410)   (5,956)
                                           -------     -------   -------
     Net cash (used in) provided by
       financing activities               (28,852)     52,454   (10,729)

Net change in cash and cash equivalents    (1,210)     (1,002)      (27)

Cash and cash equivalents at beginning
 of period                                  2,225       3,227     3,254
                                          -------     -------    -------
Cash and cash equivalents at end
 of period                                $ 1,015     $ 2,225   $ 3,227
                                          =======     =======   =======
<page 38>

Supplemental Disclosures of Cash Flow Information
  Cash Paid For:
   Interest                               $ 5,883     $ 4,103   $ 2,315
   Income taxes                             1,879      10,397    11,443
                                          =======     =======   =======


See notes to consolidated financial statements.


<page 39>




                NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                 OXFORD INDUSTRIES, INC. AND SUBSIDIARIES

          Years Ended May 31, 1996, June 2, 1995 and June 3, 1994

A.  Summary of Significant Accounting Policies:

1. Principal Business Activity--Oxford Industries, Inc. (the "Company") is engaged in the design, manufacture and sale of consumer apparel for men,women and children. Principal markets for the Company are customers located primarily in the United States. Company owned manufacturing facilities are located primarily in the southeastern United States and Central America. In addition the Company uses foreign contractors for other sources of production.


2. Principles of Consolidation--The consolidated financial statements include the accounts of the Company and all of its subsidiaries. All material intercompany balances, transactions and profits have been eliminated.

3.  Fiscal Period--The Company's fiscal closing date is the Friday nearest May
31. The fiscal year includes operations for a 52-week period in 1996, a 52-week period in 1995 and a 53-week period in 1994.

4.  Revenue Recognition--Revenue is recognized when goods are shipped.

5. Statement of Cash Flows--The Company considers cash equivalents to be short-term investments with original maturities of three months or less.

6. Inventories--Inventories are principally stated at the lower of cost (last-in, first-out method, "LIFO") or market.

7. Property, Plant and Equipment--Depreciation and amortization of property, plant and equipment are provided on both straight-line (primarily buildings)
and accelerated methods over the estimated useful lives of the assets as follows:
- - ------------------------------------------------------------------------------
Buildings and improvements                                 7-40 years
Machinery and equipment                                    3-15 years
Office fixtures and equipment                              3-10 years
Autos and trucks                                           2-6 years
Leasehold improvements                Lesser of remaining life of the asset or
                                                          life of lease
- - ------------------------------------------------------------------------------

8. Income Taxes--Effective May 29, 1993, the Company adopted Statement of Financial Accounting Standards No. 109(SFAS 109), "Accounting for Income Taxes" in which deferred tax liabilities and assets are determined based on the difference between financial and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.

9. Financial Instruments--The fair values of financial instruments closely approximate their carrying values.

10. Use of Estimates--The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions. These estimates and assumptions affect the

<page 40>

reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements as well as reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

11. Changes in Accounting Principles--In 1995, the Financial Accounting Standards Board(FASB) issued Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of"(SFAS 121). The Company's required adoption date is June 1, 1996. SFAS 121 standardizes the accounting practices for the recognition and measurement of impairment losses on certain long-lived assets. The Company anticipates the adoption of SFAS 121 will not have a material impact on its results of operations or financial position.


B.  Inventories:

The components of inventories are summarized as follows:


$ in thousands                             May 31, 1996    June 2, 1995
                                           -----------     ------------
Finished goods                                $ 75,787          $96,013
Work in process                                 24,717           31,014
Fabric                                          29,889           34,670
Trim and supplies                                6,396            8,281
                                              --------         --------
                                              $136,789         $169,978
                                              ========          =======
    The excess of replacement cost over the value of inventories based upon the LIFO method was $38,899,000 at May 31, 1996 and $37,242,000 at June 2,
1995.

C.  Property, Plant and Equipment:

Property, plant and equipment, carried at cost, is summarized as follows:

$ in thousands                            May 31, 1996      June 2, 1995
- - --------------                            ------------      ------------
Land                                         $  1,231          $  1,271
Buildings                                      33,617            34,660
Machinery and equipment                        72,117            70,349
Leasehold improvements                          3,844             4,063
                                             --------          --------
                                              110,809           110,343
Less accumulated depreciation
    and amortization                           74,150            71,693
                                             --------           -------
                                             $ 36,659           $38,650
                                             ========           =======
<page 41>

D.  Notes Payable and Long-Term Debt:

The Company had available for its use lines of credit with several lenders aggregating $50,000,000 at May 31, 1996. The Company has agreed to pay commitment fees for these available lines of credit. At May 31, 1996, $45,000,000 was borrowed under these lines at various rates ranging from 5.69% to 5.89%. Of the $45,000,000, $40,000,000 is long-term debt, as is disclosed in the summary of long-term debt which follows. In addition, the Company has $188,000,000 in uncommitted lines of credit, of which $98,000,000 is reserved exclusively for letters of credit. The Company pays no commitment fees for these available lines of credit. At May 31, 1996, $20,500,000 was borrowed under these lines of credit at various rates ranging from 5.69% to 5.81%. The weighted average interest rate on short term borrowings during fiscal 1996 was 6.1%.

A summary of long-term debt is as follows:

$ in thousands                           May 31, 1996     June 2, 1995

Note payable to bank, the rate is a
  margin above bank's cost of funds,
  which may fluctuate during the life
  of the loan (at May 31, 1996 the
  rate was 5.6875%); due in June 1997        $ 40,000         $ 40,000

Note payable to insurance company,
  8.62%; repaid in May 1996                        -             3,750

Industrial revenue bonds and mortgage
 notes at fixed rates of 6.1% to 7.5%
 and varying rates of 73% to 86% of
 prime rate (prime was 8.25% at
 May 31, 1996); due in varying
 installments to 2006                           6,683            7,993
                                              -------          -------
                                               46,683           51,743
Less current maturities                         1,632            4,732
                                              -------          -------
                                              $45,051          $47,011
                                              =======          =======

    Property, plant and equipment with an aggregate carrying amount at May 31, 1996 of approximately $4,333,000 is pledged as collateral on the industrial revenue bonds. The aggregate maturities of long-term debt are as follows:

$ in thousands
- - --------------------------------------------------------------------------
Fiscal year
    1997                                                         $  1,632
    1998                                                           42,834
    1999                                                              497
    2000                                                              495
    2001                                                              335
    Thereafter                                                        890
- - --------------------------------------------------------------------------
                                                                  $46,683
                                                                  =======
<page 42>

E.  Commitments and Contingencies:

The Company has operating lease agreements for buildings, sales offices and equipment with varying terms to 2006. The total rent expense under all leases was approximately $4,455,000 in 1996, $4,787,000 in 1995 and $4,883,000 in
1994.
    The aggregate minimum rental commitments for all noncancellable operating leases with terms of more than one year are as follows:

$ in thousands
Fiscal year
    1997                                                           $ 3,038
    1998                                                             2,119
    1999                                                             1,220
    2000                                                               971
    2001                                                               446
    Thereafter                                                       1,118
                                                                   -------
                                                                   $ 8,912
                                                                   =======
     The Company is also obligated under certain apparel license and design agreements to make future minimum payments as follows:

$ in thousands
Fiscal Year
    1997                                                          $ 3,974
    1998                                                            4,258
    1999                                                            4,313
    2000                                                            1,455
                                                                  -------
                                                                  $14,000
                                                                  =======

    The Company uses letters of credit to facilitate certain apparel purchases. The total amount of letters of credit outstanding at May 31, 1996 was approximately $66,000,000.

    The Company is involved in certain legal matters primarily arising in the normal course of business. In the opinion of management, the Company's liability under any of these matters would not materially affect its financial condition or results of operations.

    The Company discovered a past unauthorized disposal of a substance believed to be dry cleaning fluid on one of its properties. The Company believes that remedial action will be required, including continued investigation, monitoring and treatment of groundwater and soil. Based on advice from its environmental experts, the Company has provided $4,500,000 for this remediation.

<page 43>

F.  Stock Options:
A summary of changes in stock options is as follows:
                                                    Number of Shares
                                                    ----------------
                                              1996       1995        1994

Outstanding, beginning of year              467,110    329,580    407,740
Granted                                       5,000    204,000      6,500
Cancelled                                   (28,680)    (7,080)    (2,280)
Exercised                                  (115,690)   (59,390)   (82,380)
Outstanding, end of year                    327,740    467,110    329,580
                                           ===============================

Options have been granted at prices equal to 100% of the market price of the Company's common stock at dates of grant. Stock options outstanding as of May 31, 1996 are as follows:

Date of                               Number of       Price     Expiration
Option Grant                           Shares       Per Share      Date
- - -------------------------------------------------------------------------
Jul. 13, 1992                           131,540       $15.38    Jul. 13, 1997
Jul. 12, 1993                             5,000       $15.94    Jul. 12, 1998
Sep.  9, 1993                               500       $20.38    Sep.  9, 1998
Nov. 10, 1993                             1,000       $22.88    Nov. 10, 1998
Aug.  4, 1994                           184,700       $27.56    Aug.  4, 1999
Jul. 17, 1995                             5,000       $17.94    Jul. 17, 2000
                                        -------
                                        327,740
                                        =======
As of May 31, 1996, 136 employees held stock options. At May 31, 1996, options for 178,140 shares were exercisable and an additional 310,300 shares were reserved for issuance pursuant to options that could be granted in the future.

G.  Significant Customers:

Approximately 22% in 1996, 20% in 1995 and 24% in 1994 of the Company's revenues were derived from sales to a national retail chain. Approximately
9% in 1996, 10% in 1995 and 10% in 1994 of the Company's revenues were derived from sales to another national retail chain.

The Company provides credit, in the normal course of business, to a large number of retailers in the apparel industry. The Company's ten largest customers accounted for approximately 70% of net sales in fiscal 1996 and 69% in fiscal 1995. Approximately 60% of gross accounts receivable at May 31, 1996 and June 2, 1995 were attributed to the Company's ten largest customers. The Company performs ongoing credit evaluations of its customers and maintains allowances for potential credit losses.

H.  Retirement Programs:

The Company has retirement savings programs covering substantially all full-time U.S. employees. If a participant decides to contribute, a portion of the contribution is matched by the Company. Total expense under these programs was $1,326,000 in 1996, $1,488,000 in 1995 and $1,412,000 in 1994.

<page 44>

I.  Income Taxes:
The provision (benefit) for income taxes includes the following:

$ in thousands                          1996          1995          1994
Current:                             -----------------------------------
Federal                                $3,258         $6,613      $11,164
State                                     520          1,134        1,938
                                       -----------------------------------
                                        3,778          7,747       13,102
Deferred                               (2,315)          (696)         (31)
                                      -----------------------------------
                                       $1,463         $7,051      $13,071
                                      ===================================

Reconciliations of the U.S. federal statutory income tax rates and the Company's effective tax rates are summarized as follows:

                                        1996           1995          1994
                                       ----------------------------------
Statutory rate                         35.0%          35.0%         35.0%
State income taxes - net of
federal income tax benefit              3.9            3.9           3.9
Tax credits                            (4.2)          (0.4)         (0.1)
Nondeductible expenses and other, net   5.3            1.5           1.7
                                        --------------------------------
Effective rate                         40.0%          40.0%         40.5%
                                       ==================================


    Deferred tax assets and liabilities as of May 31, 1996 and June 2, 1995, computed under SFAS 109, are comprised of the following ($ in thousands):

     Deferred Tax Assets:                     May 31, 1996   June 2, 1995
                                              ------------   ------------
      Inventory                                    $ 3,189        $ 2,997
      Compensation                                   1,128          1,409
      Group insurance                                  517            170
      Allowance for bad debts                        1,100          1,064
      Environmental                                  1,751             -
      Other, net                                     2,153          2,293
                                                   -------        -------
      Deferred Tax Assets                            9,838          7,933

      Deferred Tax Liabilities:
      Depreciation - property, plant and equipment   1,308          1,633
      Foreign                                          913            775
      Other, net                                       987          1,210
                                                  --------        -------
      Deferred Tax Liabilities                       3,208          3,618
      Net Deferred Tax Asset                       $ 6,630        $ 4,315
                                                    ======         ======
<page 45>

J.  Equity and Earnings Per Share:

     Earnings per share is computed based on the weighted average number of shares of common stock outstanding of 8,748,625 in 1996; 8,669,888 in 1995 and 8,606,843 in 1994. The dilutive effect of stock options outstanding in 1996, 1995 and 1994 was not material for purposes of this calculation.

K.  Summarized Quarterly Data (Unaudited):

Following is a summary of the quarterly results of operations for the years ended May 31, 1996, June 2, 1995 and June 3, 1994:
                                          Fiscal Quarter
$ in thousands, except
per share amounts         First    Second     Third     Fourth     Total
- - ---------------------------------------------------------------------------
1996**
Net sales               $189,254  $187,066   $138,600   $149,523  $664,443
Gross profit              32,123    31,844     22,465     29,399   115,831
Net earnings (loss)          278     2,623     (2,020)     1,313     2,194
Earnings (loss) per share   0.03      0.30      (0.23)      0.15      0.25

1995*
Net sales               $165,304  $192,167   $153,101   $146,415  $656,987
Gross profit              31,872    37,109     25,149     19,233   113,363
Net earnings (loss)        4,856     6,067      1,824     (2,172)   10,575
Earnings (loss) per share   0.56      0.70       0.21      (0.25)     1.22

1994*
Net sales               $148,711  $178,737   $143,141   $153,979  $624,568
Gross profit              29,337    35,066     29,229     32,146   125,778
Net earnings               3,982     5,829      4,474      4,916    19,201
Earnings per share          0.46      0.68       0.52       0.57      2.23

* Includes an after-tax LIFO adjustment in the fourth quarter of $419,000, or $.05 per share unfavorable in 1995, $1,769,000, or $.21 per share favorable in 1994.

** Includes an after-tax adjustment in the first quarter of $2,700,000 or $.31 per share for a provision for environmental remediation.

<page 46>




- - ------------------------------------------------------------------------------

Net Sales by Product Class

The following table sets forth separately in percentages net sales by class of similar products for each of the last three fiscal years:
                                             1996         1995       1994
Net Sales:                                 -------------------------------
    Menswear                                    78%          74%      73%
    Womenswear                                  22%          26%      27%
                                           -------------------------------
                                               100%         100%     100%
                                           ===============================

                         Common Stock Information:
                 Market Price on the               Quarterly Cash Dividend
              New York Stock Exchange                Per Share
                Fiscal 1996   Fiscal 1995         Fiscal 1996   Fiscal 1995
               High     Low   High     Low
1st Quarter   19 1/8  17 1/4  34 1/8   26 3/4        .20           .18
2nd Quarter   18 7/8  16      28 5/8   24 3/8        .20           .18
3rd Quarter   19 1/4  16 1/8  27 5/8   18            .20           .20
4th Quarter   19 1/4  16 1/2  21 3/4   18            .20           .20

At the close of fiscal 1996, there were 879 stockholders of record.
<page 47>