Form 10-K, Exhibit 13
period 1997-05-30
OXFORD INDUSTRIES INC
filed 1997-08-26
CIK 75288

EXHIBIT 13

FINANCIAL HIGHLIGHTS FOR ANNUAL REPORTOXFORD INDUSTRIES, INC.Financial Highlights$ in thousands, except per share
amounts   Year Ended:         May 30, 1997 May 31, 1996 % CHANGE
Net sales                        $703,195    $664,443    5.83%
Net earnings                       19,647       2,194  795.49%
Earnings per share                   2.25        0.25  800.00%
Dividends per share                  0.80        0.80    0.00%
Stockholders' equity              141,517     128,959    9.74%
Book value per share at year-end    16.12       14.65   10.03%
Return on average stockholders'
 equity                             14.5%        1.7%  752.94%

The $.20 per share dividend paid on May 31, 1997 was the 148th consecutive quarterly dividend paid by the Company since it became publicly owned in July 1960.


To Our Shareholders:

     Fiscal 1997 was a record year for your Company. Sales increased 5.8% to a record $703,195,000 from $664,443,000 in fiscal 1996. Net earnings increased ninefold to $19,647,000 from $2,194,000 last year. Earnings per share increased to a record $2.25 from $.25 per share in fiscal 1996. Return on equity increased to 14.5% from last year's 1.7%.
     The shareholder dividend declared in July 1997 was our 149th consecutive quarterly cash dividend since Oxford became publicly owned in 1960. We are proud of this 37-year record.
     Our profit improvement came from improved operations. Our fiscal 1996 initiatives produced results in fiscal 1997. We reestablished a respectable growth trajectory in our established business sectors and were successful in our new ventures. We increased our gross margin from 17.4% last year to 19.5% this year through growth in our higher margin business, better internal control and lower manufacturing costs. Total selling, general and administrative expenses were reduced from 15.3% of sales to 14.3% of sales. Interest expense was reduced by 32.1% through better management of inventory and receivables. The combination of these factors produced the dramatically improved results.
     Our backlog of unshipped orders at year-end was up 19.0% to $194 million compared to $163 million a year ago. Inventories at year-end were up 9.5% to $150 million compared to $137 million last year. Accounts receivables were down 8.1% from $85 million to $78 million due to strong collections. Long-term debt was reduced from $45 million to $42 million. Short-term debt was lowered from $26 million to $4 million. Our year-end book value increased to $16.12 per share from $14.65. Overall, our already strong financial condition was further strengthened in fiscal 1997. We are proud of these accomplishments.
     Fiscal 1997 was a recovery year for the Oxford Shirt Group, our largest operating group. Although total sales were flat, the Shirt Group returned to profitability after two years of losses. The Tommy Hilfiger Dress Shirts division had a strong sales increase and now occupies the number one position in all-cotton designer dress shirts. Tommy Hilfiger Golf, introduced last year, more than doubled its sales and market share. Our Polo/Ralph Lauren for Boys division also had a strong sales gain.
Sales at Ely & Walker were flat. Sales in Oxford Shirtings, our private label dress shirt division, and OxSport, our private label sport shirt division, were down, but profitability in both was significantly improved. A signal event in the Shirt Group in fiscal 1997 was the successful start-up of our first wholly-owned production facility in the Far East.




     Lanier Clothes achieved record sales and improved operating profits in fiscal 1997. The Oscar de la Renta division posted its twelfth consecutive year of increased sales. Sales in our private label business also improved. The National Accounts division had a sales gain of more than $10 million along with a strong profit improvement. The launch of our new Nautica Tailored Clothing division in the Spring 1997 season was highly successful. We anticipate strong growth in Nautica in fiscal 1998 and beyond. During the third quarter, we signed a licensing agreement to manufacture and market a Geoffrey Beene mens tailored clothing line.
Lanier also expanded its offshore production base in both owned and contractor facilities in fiscal 1997.
     Oxford Slacks had another record year. Sales and operating profits were significantly higher. Increases were posted in the Specialty Catalog, Mature Mens and Young Mens divisions. Our EverPress wrinkle-resistant products continue to enjoy strong market acceptance. In the fourth quarter, we began production in our new manufacturing facility in Mexico.
     Our Oxford Womenswear Group also had an excellent year. Our Sportswear Collections division had a strong sales increase and a greater improvement in operating profits. The Sportswear Separates division also had solid sales growth and improved profitability. The Dress division had a disappointing year in sales and profitability. In the fourth quarter, we began expansion of one of our Mexican factories which will lead to doubling its production capacity.
     For the fourth consecutive year, the consumer continues to enjoy a wide choice of virtually inflation-free apparel. This consumer benefit is
the result of the highly competitive market at wholesale and retail.   We
expect this market condition to continue. Our six-point competitive strategy is designed to compete successfully in this environment.

             Meet or Exceed Customers' Expectations
     We continually strive to build partnerships with our customers which provide high value to the consumer and profits to the retailer. We will continue to invest heavily in manufacturing and information technology to reduce in-process cycle time and improve delivery performance.
          Reduce Product Costs Through Global Sourcing
     We are dedicated to globally competitive manufacturing and raw material sourcing. This year, we invested in new and expanded production facilities in Latin America and Asia. We will continue this investment strategy and are currently searching for additional acquisitions and start-up opportunities.

                 Progressively Reduce Expenses
     Productivity improvement is our way of life at Oxford. We made solid progress this year in reducing expenses in relation to sales. We will continue to invest both domestically and offshore to achieve this goal.



               Pursue Higher Margin Opportunities
     We will continue to pursue higher profit margin opportunities through licensing or acquisition of important brand or designer names. This year, we expanded our Polo/Ralph Lauren for Boys, Oscar de la Renta and Tommy Hilfiger licensed divisions at a faster pace than our overall sales growth. We also launched Nautica Tailored Clothing. In fiscal 1998, we will launch Geoffrey Beene Tailored Clothing and continue to seek other opportunities.

                   Focus on Asset Management
     Asset management, particularly management of inventory and receivables, will continue to be a high priority. Our investments in information systems should enable continued improvement in customer service and asset management.

                        The Best People
     We are committed to attracting, developing and maintaining the industry's best team of people. We will continue to invest heavily in training and development at all levels. Toward this aim, we will add new enhancements to our incentive compensation programs for fiscal 1998.

     We look to the coming year with excitement. Our success this year has raised our confidence and our commitment to these strategies for succeeding in a highly competitive environment. We expect continued progress and improvement in fiscal 1998.

     To our customers, we thank you for your business. Meeting or exceeding your needs will continue to be our number one priority. To our suppliers, we thank you for continued support. To all Oxford associates, thank you for your effort and dedication. Finally, we thank our shareholders for your continued support.
                                        Respectfully,


                                        J. Hicks Lanier



LANIER CLOTHES Lanier Clothes concluded fiscal 1997 with a 9.3% sales increase and positioned itself for continued growth in the future.
Profits improved but did not reach target levels. Expenses in relation to sales were reduced and manufacturing costs were lowered by expanding our production base in Mexico, Eastern Europe, China and the Caribbean Basin. During the third quarter, we signed a licensing agreement with the designer Geoffrey Beene to manufacture and market a mens tailored clothing line.

Nautica Tailored Clothing for men was successfully launched in the Spring 1997 season. Retailer and consumer response has far exceeded our expectations.

Our Oscar de la Renta division posted another strong sales increase and continues to gain market share. We believe that Oscar de la Renta is now the leading designer label in the mens tailored clothing market.

Our private label business also experienced solid growth in fiscal 1997. The National Accounts division enjoyed a strong sales increase. The year's highlight was being J.C. Penney's partner in the launch of its successful "Options by Stafford" collection. Sales were higher in Special Programs and essentially even in Specialty Catalog.

As we look to fiscal 1998, Lanier remains committed to exceeding our customers' expectations. Our mission is to deliver a quality product with exceptional price-value and superior service. Our goal is to be distinctly better than our competitors.

In fiscal 1998, we plan to:

          Complete the expansion and upgrading of our Merida, Mexico facility and aggressively search for our next offshore plant location.
          Maximize the explosive growth of Nautica Tailored Clothing with upscale department and specialty stores.
          Aggressively build on the strong market position of Oscar de la
          Renta.
          Continue the steady growth of our private label business in National Accounts, Specialty Catalog and Special Programs.
          Post a solid sales gain in Robert Stock.
          Launch the Geoffrey Beene line for Spring 1998, leveraging off this designer's strong market position in dress shirts, neckties and hosiery.
          Continuously strengthen our position by investing in people, technology and systems in our domestic and offshore facilities. Move progressively closer toward our 1999 goal of 50% designer/branded and 50% private label/private brand.

We look forward to fiscal 1998 and beyond. Lanier Clothes is well positioned to achieve its vision of becoming the best tailored clothing company in the world.



OXFORD SLACKS  Oxford Slacks strengthened its position as the nation's
leading manufacturer of private label slacks in fiscal 1997.   Sales
increased 14.5% for the second year in a row. We had increases with 16 of our top 20 customers and in 3 of our 4 marketing divisions. Profits more than kept pace, due primarily to lower cost manufacturing and tight expense
control.   In fiscal 1997, we also improved our product quality, reduced in-
process time, increased our offshore production capacity and started a new factory in Mexico.

Of equal importance, we strengthened our ability to achieve our primary mission of exceeding our customers' expectations in quality, delivery and price-value relationships. We meet our customers' varied needs and different value equations through continual improvements in:

          Merchandising and product development
          Fabric knowledge and sourcing
          Worldwide manufacturing
          Technology

Our Specialty Catalog division's customers are Quality-Driven. Continued improvements in manufacturing technology and systems enable Oxford Slacks to meet their demanding quality standards at competitive prices.

Our Mature Mens division's customers are Price-Value Driven. Our strengths in product development and sourcing enable us to meet their value equations. Our proprietary wrinkle-free EverPress dress and casual slacks are particularly important to this market.

Our Young Mens division's customers are Fashion-Driven. Our merchandising and product development expertise coupled with our manufacturing and sourcing capabilities enable this division to market designer styling at moderate prices.

Our Mass Market division's customers are Price-Driven. Global sourcing combined with tight expense control enable Oxford Slacks to be competitive in this price-sensitive market while providing quality products.

We look to fiscal 1998 as a continuum of our mission and established strategies to provide products that exceed our customers' expectations. We believe that providing quality products with the best price-value relationship and superior service will continue to fuel our growth.



OXFORD SHIRT GROUP   The Oxford Shirt Group successfully recovered in
fiscal 1997. Sales were flat, but we returned to respectable profitability from losses in the previous two years. Strong sales gains in our licensed designer divisions were offset by sales declines in our private label divisions.

Our Polo/Ralph Lauren for Boys division had a strong sales gain. During the year, we began a major multi-year program to upgrade in-store
Polo/Ralph Lauren for Boys shops across the U.S.

Tommy Hilfiger Dress Shirts continues to increase market share. Our new "Flag Collection" of more relaxed dress shirts was successfully introduced in more than 100 major department stores and strongly complements our more elegant "Crest Collection."

Tommy Hilfiger Golf continues to gain position in the growing "green grass" golf pro shop apparel market. Our account base and shipments increased dramatically.

Our private label divisions, Oxford Shirtings for dress shirts and OxSport for sport shirts, had sales declines resulting from the two previous years' problems. The profitability, however, of both divisions was significantly improved.

Our Ely & Walker western shirt division had flat sales. Its new Cumberland Outfitters and knit lines, however, are expected to produce growth next year.

Fiscal 1997 was also a year of significant operational accomplishments:

          On time and complete shipment was significantly improved.
          Total business cycle time was reduced.
          We opened a wholly-owned sport shirt factory in the Philippines which is currently producing over 25,000 units per week.
          We strengthened our management team via outside hires and a new performance management/personal accountability program.


We enter fiscal 1998 in a much stronger position than we began fiscal 1997. Key action plans include:

          Further improving delivery performance.
          Continued strong emphasis on development of our management team through our performance management/personal accountability program.
          A major new initiative on product quality.
          Further expansion of our owned offshore manufacturing capability. Pursuit of additional marketing opportunities such as our current partnerships with highly successful designers.

We are grateful to our major customers for staying the course with us through a very challenging period. We are confident we will be able to provide them and Oxford's shareholders with improved levels of performance in fiscal 1998 and beyond.



OXFORD WOMENSWEAR   The Oxford Womenswear Group improved its position as a
leading supplier of private label womenswear to major national retailers in fiscal 1997. Sales increased by 17.9% in a difficult market environment. Profits improved at a faster rate due primarily to improved sourcing and program execution.

Our Sportswear Collections division paced the Womenswear Group with a strong sales increase, primarily with its two largest customers, Wal-Mart and Target Stores.

Our Sportswear Separates division also experienced healthy growth, especially with its largest customer, J.C. Penney Company.

Our Dress division had a sales decline due to softness in its market sector. To offset this, the division began exploring opportunities in other market sectors.

Operationally, the Womenswear Group experienced a very good year in fiscal 1997. Program execution was excellent. Quality levels were high.
Overall cost effectiveness was good.

Strategically, the Oxford Womenswear Group offers large national retailers powerful reasons to select Oxford as a major producer of their diverse private label women's apparel needs. Our strategy is based on four essentials:

     People Oxford specialists are dedicated exclusively to each customer's specific programs. Customer satisfaction is their total focus.

     Product Fashion right product is customized to each customer's particular needs through worldwide research and designer creativity.

     Sourcing Oxford's global sourcing network enables us to reliably deliver a wide range of products in large volume at low cost with consistently high quality.

     Service Our constant focus on customer service and communication enables us to manage large, complicated replenishment programs and to meet our customers' rapidly changing needs on short notice.

Looking ahead to fiscal 1998 and beyond, we will continue to update our product styling, strengthen our global sourcing network, manage our expenses carefully and offer products of superior competitive value and appeal to our national retail customers. We are confident this strategy will yield benefits to our customers, associates and shareholders.




SELECTED FINANCIAL DATA FOR ANNUAL REPORTOXFORD INDUSTRIES, INC.Selected Financial Data$ and shares in thousands, expect per share amounts
 Year Ended:            MAY 30,  MAY 31,  JUNE 2,  JUNE 3,  May 28,
                         1997     1996      1995   1994       1993
Net sales               $703,195  $664,443 $656,987 $624,568 $572,869
Cost of goods sold       566,182   548,612  543,624  498,790  459,968
Selling, general and
 administrative expenses 100,691   101,617   91,601   91,209   86,098
Provision for environmental
 remediation                   -     4,500      -         -         -
Interest                   4,114     6,057    4,136    2,297    2,263
Earnings before
income taxes              32,208     3,657   17,626   32,272   24,540
Income taxes              12,561     1,463    7,051   13,071    9,754
Net earnings              19,647     2,194   10,575   19,201   14,786
Net earnings per common
 share                      2.25      0.25     1.22     2.23     1.70
Average number of share
 outstanding               8,744     8,749    8,670    8,607    8,688
Dividends                  6,988     7,007    6,594    5,938    5,470
Dividends per share         0.80      0.80     0.76     0.69     0.63
Total assets             287,117   279,103  309,028  239,947  218,227
Long-term obligations     41,790    45,051   47,011   12,388   17,788
Stockholders' equity     141,517   128,959  132,579  127,735  115,332
Capital expenditures       7,622     8,192   14,790    9,395    8,050
Book value per share at
 year-end                  16.12     14.65    15.25    14.79    13.28
Return on average
 stockholders'equity       14.5%      1.7%     8.1%    15.8%    13.2%
Return on average total
 assets                     6.9%      0.7%     3.9%     8.4%     7.1%




                 MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                    FINANCIAL CONDITION AND OPERATIONS


RESULTS OF OPERATIONS



FISCAL 1997

Net sales increased 5.8% from fiscal 1996. Oxford Slacks posted a sales increase of 14.5% primarily due to an expanded customer base and more cost effective sourcing. The Oxford Womenswear Group achieved a 17.9% sales increase, based mainly on increased sales to two major customers. Lanier Clothes, the Companys men's tailored clothing group, experienced a 9.3% sales increase. Increased sales in this group were balanced between Oscar de la Renta tailored clothing and private label and also included the launch of the new Nautica tailored clothing line in the Spring 1997 season. The Oxford Shirt Group posted an overall net sales decline of 2.1%. Increased sales in Polo/Ralph Lauren for Boys, Tommy Hilfiger Golf and Tommy Hilfiger Dress Shirts essentially offset the decline in private label sport shirts and dress shirts. Sales for Ely & Walker were flat.

The Company experienced an overall unit sales volume increase of approximately 4.2% while experiencing an overall 1.5% increase in the average sales price per unit. The change in the average sales price was primarily due to product mix.

The Company continued to strengthen strategic alliances with its larger customers. Sales to the Company's 50 largest customers increased by 7.2%, and now represent approximately 92.7% of total sales, while sales to all other customers declined by 10.3%.

Cost of goods sold as a percentage of net sales decreased to 80.5% in fiscal 1997 from 82.6% in fiscal 1996. The decrease in cost of goods sold as a percentage of net sales reflects the exit of the Oxford Shirt Group from the wet processed wrinkle-free shirts which impacted fiscal 1996. The decrease also reflects increased sales of higher margin lines, more efficient manufacturing and the continuation of the shift from domestic production to off-shore production yielding relatively decreased costs per unit. During the year, the Oxford Shirt Group manufacturing base expanded with the opening of a new facility in the Philippines. Oxford Slacks also opened a new manufacturing facility located in Mexico. The Oxford Womenswear Group began expansion of one of its manufacturing facilities in Mexico.

Selling, general and administrative expenses decreased by $926,000 or 0.9% from $101,617,000 or 15.3% of net sales in fiscal 1996 to $100,691,000 or
14.3% of net sales in fiscal 1997. The decrease in selling, general and administrative expenses are the net result of cost containment initiatives in fiscal 1997 and the divestiture of the B.J. Design Concepts division in fiscal 1996, partially offset by the start up costs for the Nautica and Geoffrey Been tailored clothing lines, in fiscal 1997.

Net interest expense decreased by $1,943,000 or 32.1% from $6,057,000 or 0.9% of net sales in fiscal 1996 to $4,114,000 or 0.6% of net sales in fiscal 1997. The reduction in interest expense was due to lower short-term borrowings, which was due primarily to lower average inventory.

The Company's effective tax rate was 39.0% in fiscal 1997 reduced from 40.0% in fiscal 1996 and does not differ significantly from the Company's combined statutory rate.








FISCAL 1996

Net sales increased 1.1% from fiscal 1995. The Oxford Shirt Group posted a sales increase of 16.9% due to increased sales in Polo/Ralph Lauren for Boys, and Tommy Hilfiger dress shirts. Also contributing to the Oxford Shirt Group sales increase were the introduction of the Tommy Hilfiger Golf line which began initial shipments in the second quarter and the acquisition of Ely & Walker (Ely & Walker markets westernwear) completed in the first quarter. Oxford Slacks posted a sales increase of 14.9% primarily due to the continued success of Everpress wrinkle-resistant 100% cotton slacks. Lanier Clothes, the Companys men's tailored clothing group, experienced a decline of 4.8%. Increased sales in Oscar de la Renta tailored clothing did not offset decreased sales in the private label sector. The Oxford Womenswear Group experienced a sales decline of 16.7% due to the closure of the RENNY division and the divestiture of the B.J. Design Concepts division.

The Company experienced an overall unit sales volume decrease of approximately 2.7% while experiencing an overall 3.7% increase in average sales price per unit. The change in the average sales price per unit was primarily due to product mix.

The Company continued to strengthen strategic alliances with its largest customers. Sales to the Company's 50 largest customers increased 1.9%, and represented approximately 92.4% of total sales, while sales to all other customers declined by 23.5%.

Cost of goods sold as a percentage of net sales decreased to 82.6% in fiscal 1996 from 82.7% in fiscal 1995. The decline in gross margins from historical percentages continued from 1995, the primary reason for this increase in cost of goods sold was in the Oxford Shirt Group. The most significant event of fiscal 1996 was the Company's decision to end its Savane brand and Process 2000r licensing agreements with Farahr and to discontinue the wet processing of wrinkle-free shirts. The difficulties associated with wet processing wrinkle-free shirts were never resolved sufficiently to warrant continuation of this product line. The Company completed its obligations to Farah when it completed shipping the fall 1996 season. The Company closed the Vidalia, Georgia wet processing facility in the third quarter and closed the Juarez, Mexico facility upon completion of production in September 1996. Future wrinkle-free shirts will be made from precured or postcured fabrics treated at the fabric mill. In fiscal 1996, the Company provided amounts for the anticipated costs and expenses associated with this exit.

The Company succeeded in reducing its inventory by $33,000,000 in fiscal 1996. The production curtailment associated with this inventory reduction negatively impacted manufacturing efficiencies and overhead absorption.

During fiscal 1996, the Company closed or announced the forthcoming closure of six domestic sewing facilities (Alamo, GA; Decherd, TN; Bowman, GA; Monticello, GA; Burgaw, NC; Lyons, GA,), and one cutting facility (Decherd,
TN). These closings are the direct result of the continuing intense competitive pressures that require the Company to utilize the most cost-effective production resources.

During fiscal 1996, the Company continued expansion of its offshore manufacturing capacity with the purchase of Confecciones Monzini, S.A., located in Tegucigalpa, Honduras. Monzini produces dress shirts and became a part of the Oxford Shirt Group. The Oxford Shirt Group also began work on a new sewing facility in the Philippines. Lanier Clothes, the Company's men's tailored clothing group completed the expansion of its Merida, Mexico, sewing facility. Oxford Slacks completed plans for its new plant in Moctezuma, Mexico.

Selling, general and administrative expenses (excluding the environmental charge described below) increased by 10.9% to $101,617,000 in fiscal 1996 from $91,601,000 in the prior year. As a percentage of net sales, selling, general and administrative expenses increased to 15.3% in fiscal 1996 from 13.9% in fiscal 1995. Included in selling, general and administrative expenses are start-up costs for the Tommy Hilfiger Golf line, which began shipments in the second quarter; costs associated with the completed expansion and reengineering of two distribution centers; and amounts provided for exiting the merchandising of wrinkle-free wet processing as described previously.

During the first quarter of fiscal 1996, the Company reported that it had discovered a past unauthorized disposal of a substance believed to be dry cleaning fluid on one of its properties. The Company believes that remedial action will be required, including continued investigation, monitoring, and treatment of ground water and soil. Based on advice from its environmental experts, the Company expects the maximum expenditures for remediation to be approximately $4,500,000 over the next 30 years. In the first quarter of fiscal 1996, the Company recorded a provision of $4,500,000 in connection with this matter. Management believes that any required additional expenses, if any, will not have a material adverse effect on the Company's results of operations or financial position.

Net interest expense as a percentage of net sales increased to 0.9% in fiscal 1996 from 0.6% in fiscal 1995. This increase was due to an increase in average short-term borrowing and long-term debt and higher weighted average interest rates.

The Company's effective tax rate was 40.0% in fiscal 1996 and fiscal 1995 and does not differ significantly from the Company's combined statutory rate.

FUTURE OPERATING RESULTS

The Company expects no material changes to the current business environment. The consumer continues to enjoy a wide choice of virtually inflation-free apparel prices. This consumer benefit is the result of the highly competitive market at wholesale and retail. The Company expects this year's highly competitive apparel market to continue indefinitely.

Many of the current uncertainties regarding the future economic environment that may affect the Company are rooted in future developments in the area of international trade agreements. "U.S.- Caribbean Trade Partnership Act" legislation is currently pending in Congress. This legislation would provide preferential duty and quota treatment to garments produced in designated Caribbean Basin countries similar to the treatment garments from Mexico receive under NAFTA. Passage of this bill would likely enhance the competitiveness of the Company's owned and contract plants in the Caribbean Basin, but may also increase competitive pressure on domestic plants.

The Executive Branch of the U.S. Government has announced plans to ask Congress for "Fast Track" authority to negotiate trade agreements. If granted, Fast Track authority may result in future trade agreements that will affect the apparel industry.

Uncertainties regarding the future retail environment that may affect the Company includes excessive retail floor space per consumer, constant heavy discounting at the retail level, continuing consolidation of retailers, and the resulting deflationary prices of apparel at retail.

The Company's backlog of unshipped orders at the end of fiscal 1997 was $193,950,000, a 19.0% increase from $163,047,000 at the end of fiscal 1996.
These numbers represent store orders on hand and do not include private-label contract balances. During the year, the Company signed a licensing agreement with Geoffrey Beene, Inc. The agreement is for the manufacture and sale of the Geoffrey Beene tailored clothing collection of suits, sportcoats, slacks and vests. The collection will be launched for the Spring 1998 season and is targeted to major department and better specialty stores.

The Company expects to continue its progress and have another record year in fiscal 1998. Strict adherence to sourcing effectiveness, expense control and continued favorable business conditions should generate improved earnings from the record fiscal 1997 results.

LIQUIDITY AND CAPITAL RESOURCES

FISCAL 1997

Operating activities generated $38,947,000 in fiscal 1997 and $43,273,000 in fiscal 1996. While net income (adjusted for the non-cash environmental charge in fiscal 1996) increased by $12,953,000, the primary factors contributing to the decrease in cash from operations were increased inventory levels partially offset by decreased receivables, increased trade payables and accrued expenses.

Investing activities used $5,946,000 in fiscal 1997 and $15,631,000 in fiscal 1996. The greater use of cash in fiscal 1996 was due to the acquisitions of Ely & Walker and Confecciones Monzini, S.A.

Financing activities used $30,703,000 in fiscal 1997 and $28,852,000 in fiscal 1996. The primary factors contributing to this change were increased payments on short-term borrowings primarily due to lower average inventory.

The Company owns foreign manufacturing facilities, and may acquire or build others in the future. The functional currency for these facilities is generally the U.S. dollar, as most production is imported by the Company for domestic resale. Consequently, the amount of monetary assets and liabilities subject to exchange rate risk is immaterial.

FISCAL 1996
Operating activities generated $43,273,000 in fiscal 1996 and used $41,387,000 in fiscal 1995. While net income adjusted for the non-cash environmental charge decreased by $5,681,000, the primary factors contributing to the increase in cash from operations were decreases in receivables and the dramatic reduction in inventory.

Investing activities used $15,631,000 in fiscal 1996 and $12,069,000 in fiscal 1995. The primary factors contributing to this change were the acquisitions of Ely & Walker and Confecciones Monzini, S.A. and reduced expenditures for property, plant and equipment. The majority of the property, plant, and equipment change was due to the continued expansion and reengineering of two distribution centers originating in fiscal 1995.


Financing activities used $28,852,000 in fiscal 1996 and generated $52,454,000 in fiscal 1995. The primary differences were reduced short-term borrowings and scheduled reductions of long-term debt.

FUTURE LIQUIDITY AND CAPITAL RESOURCES

The Company believes it has the ability to generate cash and/or has available borrowing capacity to meet its foreseeable needs. The sources of funds primarily include funds provided by operations and short-term borrowings. The uses of funds primarily include working capital requirements, capital expenditures, acquisitions, dividends and repayment of short-term and long-term debt. The Company regularly utilizes committed bank lines of credit and other uncommitted bank resources to meet working capital requirements. On May 30, 1997, the Company had available for its use lines of credit with several lenders aggregating $52,000,000. The Company has agreed to pay commitment fees for these available lines of credit. At May 30, 1997, $40,000,000 was in use under these lines and is long-term debt. In addition, the Company has $186,000,000 in uncommitted lines of credit, of which $98,000,000 is reserved exclusively for letters of credit. The Company pays no commitment fees for these available lines of credit. At May 30, 1997, $4,000,000 was in use under these lines of credit. Maximum borrowings from all these sources during the current year were $96,000,000 of which $56,000,000 was short-term. The Company anticipates continued availability and use of both committed and uncommitted resources as working capital needs may require.

The Company considers possible acquisitions of apparel-related businesses that are compatible with its long-term strategies. The Company's Board of Directors has authorized the Company to purchase shares of the Company's common stock on the open market and in negotiated trades as conditions and opportunities warrant. There are no present plans to sell securities (other than through employee stock option plans and other employee benefits) or enter into off-balance sheet financing arrangements.

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

      The consolidated financial statements for the years ended May 30, 1997, May 31, 1996 and June 2, 1995 have been audited by Arthur Andersen LLP, independent public accountants. In connection with its audits, Arthur Andersen LLP, develops and maintains an understanding of Oxford's accounting and financial controls and conducts tests of Oxford's accounting systems and other related procedures as it considers necessary to render an opinion on the financial statements.

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




Ben B. Blount, Jr.
Executive Vice President-
Finance, Planning and Administration
and Chief Financial Officer



To the Board of Directors
and the Stockholders of
Oxford Industries, Inc.

     We have audited the accompanying consolidated balance sheets of Oxford Industries, Inc. (a Georgia corporation) and Subsidiaries as of May 30, 1997 and May 31, 1996 and the related consolidated statements of earnings, stockholders' equity, and cash flows for each of the three years in the period ended May 30, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Oxford Industries, Inc. and subsidiaries as of May 30, 1997 and May 31, 1996 and the results of their operations and their cash flows for each of the three years in the period ended May 30, 1997 in conformity with generally accepted accounting principles.


Arthur Andersen LLP
Atlanta, Georgia
July 11, 1997



                 Oxford Industries, Inc. and Subsidiaries
                       Consolidated Balance Sheets

$  in thousands, except share amounts
        Year ended:                         May 30, 1997       May 31,1996

Assets
Current Assets:
 Cash  and  cash equivalents                  $   3,313         $1,015
 Receivables, less allowance for
       doubtful accounts of $2,800 in 1997
       and 1996                                  77,771         84,593
 Inventories                                    149,781        136,789
 Prepaid expenses                                16,080         13,747
                                                -------        -------
       Total Current Assets                     246,945        236,144

Property, Plant and Equipment, Net               34,636         36,659
Other Assets, Net                                 5,536          6,300
                                               --------       --------
     Total Assets                              $287,117       $279,103
                                               ========       ========

Liabilities and Stockholders' Equity
Current Liabilities:
 Notes payable                                  $ 4,000        $25,500
 Trade accounts payable                          59,524         49,676
 Accrued compensation                            11,278          7,225
 Other accrued expenses                          16,964         13,014
 Dividends payable                                1,755          1,760
 Current maturities of long-term debt             2,784          1,632
                                                 ------         ------
       Total Current Liabilities                 96,305         98,807

Long-Term Debt, less current maturities          41,790         45,051

Noncurrent Liabilities                            4,500          4,500

Deferred Income Taxes                             3,005          1,786

Commitments and Contingencies (Note E)

Stockholders' Equity:
 Common stock*                                    8,780          8,803
 Additional paid-in capital                       9,554          8,211
 Retained earnings                              123,183        111,945
                                                -------        -------
  Total Stockholders' Equity                    141,517        128,959
                                                -------        -------
  Total Liabilities and Stockholders' Equity   $287,117       $279,103
                                               ========       ========


* Par value $1 per share; authorized 30,000,000 shares; issued and outstanding shares: 8,779,814 in 1997 and 8,803,321 in 1996.


See notes to consolidated financial statements.


                   Oxford Industries, Inc. and Subsidiaries
                     Consolidated Statements of Earnings


$ in thousands, except per share
    amounts        Year ended:    May 30, 1997  May 31, 1996   June 2, 1995
                                  ------------  ------------   ------------
Net Sales                             $703,195      $664,443       $656,987

Costs and Expenses:
   Cost of goods sold                  566,182       548,612        543,624
   Selling, general and administrative 100,691       101,617         91,601
   Provision for environmental
     remediation                             -         4,500              -
   Interest, net                         4,114         6,057          4,136
                                       --------     --------        -------
                                       670,987       660,786        639,361

Earnings Before Income Taxes            32,208         3,657         17,626
Income Taxes                            12,561         1,463          7,051
                                     ---------      --------       --------
Net Earnings                          $ 19,647       $ 2,194       $ 10,575
                                     =========      ========       ========

Net Earnings Per Common Share            $2.25         $0.25          $1.22
                                     =========      ========        =======

See notes to consolidated financial statements.

                   Oxford Industries, Inc. and Subsidiaries
               Consolidated Statements of Stockholders' Equity

    Additional
$ in thousands,                 Common     Paid-In   Retained
except per share amounts         Stock     Capital   Earnings   Total

Balance, June 3, 1994           $8,638     $6,153   $112,944   $127,735
    Net earnings                     -          -     10,575     10,575
    Exercise of stock options       56        867       (60)        863
    Cash dividends, $.76
      per share                      -          -    (6,594)    (6,594)
                               ------------------  ---------  ---------
Balance, June 2, 1995          $ 8,694    $ 7,020   $116,865   $132,579
    Net earnings                     -          -      2,194      2,194
    Exercise of stock options      109      1,191      (107)      1,193
    Cash dividends, $.80
      per share                      -          -    (7,007)    (7,007)
                               ------------------  ---------  ---------
Balance, May 31, 1996           $8,803     $8,211   $111,945   $128,959
     Net earnings                    -          -     19,647     19,647
     Exercise of stock options      77      1,402       (80)      1,399
     Purchase and Retirement
       of common stock           (100)       (59)    (1,341)    (1,500)
     Cash dividends, $.80
       Per share                     -          -    (6,988)    (6,988)
                              --------   --------  ---------  ---------
Balance, May 30, 1997           $8,780     $9,554   $123,183   $141,517
                              ========    =======   ========   ========
See notes to consolidated financial statements.

                   Oxford Industries, Inc. and Subsidiaries
                    Consolidated Statements of Cash Flows
                                          May 30,    May 31,   June 2,
 $ in thousands           Year ended:      1997        1996      1995
                                          -------    -------   -------
 Cash Flows from Operating Activities:
 Net earnings                            $19,647      $2,194   $10,575
   Adjustments to reconcile net earnings
    to net cash provided by (used in) operating
      activities:
     Depreciation and amortization         9,078       8,851     7,804
     Provision for environmental
      remediation                              -       4,500         -
     Gain on sale of property, plant
      and equipment                         (285)       (108)   (1,169)
     Loss on sale of business                  -         338         -
   Changes in working capital:
     Receivables                           6,822         476    (8,797)
     Inventories                         (12,992)     35,556   (55,513)
     Prepaid expenses                     (2,333)        911      (621)
     Trade accounts payable                9,848      (4,797)    9,308
       Accrued expenses and other
       current liabilities                 8,003      (1,050)   (3,390)
   Deferred income taxes                   1,219      (2,076)      132
   Other noncurrent assets                   (60)     (1,522)      284
                                          -------     -------    ------
     Net cash provided by (used in)
       operating activities               38,947      43,273   (41,387)

 Cash Flows from Investing Activities:
    Acquisitions                               -     (11,644)        -
    Proceeds from sale of business             -       1,991         -
    Purchase of property, plant
     and equipment                        (7,622)     (7,582)  (14,790)
    Proceeds from sale of property,
     plant and equipment                   1,676       1,604     2,721
                                         -------      ------    -------
     Net cash (used in) investing
          activities                      (5,946)    (15,631)  (12,069)

 Cash Flows from Financing Activities:
   Short-term (repayment) borrowings     (21,500)    (18,000)   24,000
   Long-term debt (repayment) borrowings  (2,109)     (5,060)   34,003
   Proceeds from exercise of stock
     options                               1,399       1,193       861
   Purchase and retirement of
       common stock                       (1,500)         -          -
   Dividends on common stock              (6,993)     (6,985)   (6,410)
                                          -------     -------   -------
     Net cash (used in) provided by
       financing activities              (30,703)    (28,852)   52,454

 Net change in cash and cash equivalents   2,298      (1,210)   (1,002)
 Cash and cash equivalents at beginning
    of period                              1,015       2,225     3,227
                                          -------     -------  -------
 Cash and cash equivalents at end
   of period                             $ 3,313     $ 1,015   $ 2,225
                                         =======     =======    =======
Supplemental Disclosure of Cash Flow Information
Cash Paid for:
  Interest                                $4,072      $5,883    $4,103
  Income taxes                            12,423       1,879    10,397

See notes to consolidated financial statements.

                NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 OXFORD INDUSTRIES, INC. AND SUBSIDIARIES

         Years Ended May 30, 1997, May 31, 1996 and June 2, 1995

A.  Summary of Significant Accounting Policies:

1. Principal Business Activity--Oxford Industries, Inc. (the "Company") is engaged in the design, manufacture and sale of consumer apparel for men, women and children. Principal markets for the Company are customers located primarily in the United States. Company owned manufacturing facilities are located primarily in the southeastern United States, Central America and Asia. In addition the Company uses foreign contractors for other sources of production.

2. Principles of Consolidation--The consolidated financial statements include the accounts of the Company and all of its subsidiaries. All material intercompany balances, transactions and profits have been eliminated.

3.   Fiscal  Period--The Company's fiscal closing date is the  Friday  nearest
May  31.   The fiscal year includes operations for a 52-week period  in  1997,
1996 and 1995.

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

Buildings and improvements                        7-40 years
Machinery and equipment                           3-15 years
Office fixtures and equipment                     3-10 years
Autos and trucks                                  2- 6 years
Leasehold improvements        Lesser of remaining life of the asset or
                                                         life of lease

8. Income Taxes-- The Company recognizes deferred tax liabilities and assets based on the difference between financial and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.

9. Financial Instruments--The fair values of financial instruments closely approximate their carrying values.

10. Use of Estimates--The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions. These estimates and assumptions  affect  the  reported  amounts  of  assets  and  liabilities  and disclosure of contingent assets and liabilities at the date of the financial statements as well as reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.



11. In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS" No. 128) "Earnings per Share." The new standard simplifies the computation of earnings per share
(EPS) and increases comparability to international standards. Under "SFAS" No. 128, primary EPS is replaced by "Basic" EPS, which excludes dilution and is computed by dividing income available to common stockholders by the weighted-average number of common shares outstanding for the period. "Diluted" EPS, which is computed similarly to fully diluted EPS, reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted to common stock.

      The Company is required to adopt the new standard in its year-end 1998 financial statements. All prior period EPS information (including interim
EPS) is required to be restated at that time. Early adoption is not permitted. Pro forma EPS, as if the Company adopted "SFAS" No. 128 for each period presented are as follows:

                                  For the year ended
                      May 30, 1997     May 31, 1996    June 2, 1995
       Basic EPS        $2.25             $0.25           $1.22
       Diluted EPS      $2.23             $0.25           $1.20


     B.  Inventories:

The components of inventories are summarized as follows:


$ in thousands                       May 30, 1997    May 31, 1996

Finished goods                           $ 87,368         $75,787
Work in process                            26,276          24,717
Fabric                                     29,370          29,889
Trim and supplies                           6,767           6,396
                                         --------        --------
                                         $149,781        $136,789
                                         ========         =======
     The excess of replacement cost over the value of inventories based upon the LIFO method was $38,308,000 at May 30, 1997 and $38,899,000 at May 31, 1996.


C.  Property, Plant and Equipment:

Property, plant and equipment, carried at cost, is summarized as follows:

$ in thousands                         May 30, 1997     May 31, 1996
Land                                     $ 1,130          $ 1,231
Buildings                                 32,486           33,617
Machinery and equipment                   70,666           72,117
Leasehold improvements                     4,181            3,844
                                         -------          -------
                                         108,463          110,809
Less accumulated depreciation
     and amortization                     73,827           74,150
                                        --------          -------
                                        $ 34,636         $ 36,659
                                        ========         ========









D.  Notes Payable and Long-Term Debt:

The Company had available for its use lines of credit with several lenders aggregating $52,000,000 at May 30, 1997. The Company has agreed to pay
commitment  fees  for  these available lines of  credit.   At  May  30,  1997,
$40,000,000 was borrowed under these lines at 5.94% and is long-term debt. In addition, the Company has $186,000,000 in uncommitted lines of credit, of which $98,000,000 is reserved exclusively for letters of credit. The
Company pays no commitment fees for these available lines of credit. At May 30, 1997, $4,000,000 was borrowed under these lines of credit at 5.94%.
The weighted average interest rate on short term borrowings during fiscal 1997 was 5.72%.

A summary of long-term debt is as follows:

$ in thousands                        May 30, 1997    May 31, 1996

Note payable to bank, the rate is a
  margin above bank's cost of funds,
  which may fluctuate during the life
  of the loan (at May 30, 1997 the
  rate was 5.94%); due in June 1998     $ 40,000       $ 40,000

Industrial revenue bonds and mortgage
 notes at fixed rates of 6.1% to 7.0%
 and varying rates of 79.5% to 86% of
 prime rate (prime was 8.50% at
 May 30, 1997); due in varying
 installments to 2006                      4,574          6,683
                                         -------         ------
                                          44,574         46,683
Less current maturities                    2,784          1,632
                                         -------         ------
                                         $41,790        $45,051
                                         =======        =======




     Property,  plant and equipment with an aggregate carrying amount  at  May
30, 1997 of approximately $3,715,000 is pledged as collateral on the industrial revenue bonds.

     The aggregate maturities of long-term debt are as follows:

$ in thousands

Fiscal year
     1998                                                    $ 2,784
     1999                                                     40,447
     2000                                                        368
     2001                                                        285
     2002                                                        285
     Thereafter                                                  405
                                                             -------
                                                             $44,574
                                                             =======

E.  Commitments and Contingencies:

The Company has operating lease agreements for buildings, sales offices and equipment with varying terms to 2006. The total rent expense under all leases was approximately $4,323,000 in 1997, $4,455,000 in 1996 and $4,787,000 in 1995.

     The   aggregate   minimum  rental  commitments  for  all   noncancellable
operating leases with terms of more than one year are as follows:

$ in thousands
Fiscal year:
     1998                                                    $ 3,200
     1999                                                      1,898
     2000                                                      1,146
     2001                                                        449
     2002                                                        447
     Thereafter                                                  620
                                                              ------
                                                              $7,760
                                                              ======
      The Company is also obligated under certain apparel license and design agreements to make future minimum payments as follows:

$ in thousands
Fiscal Year:
     1998                                                    $ 4,661
     1999                                                      5,047
     2000                                                      2,336
     2001                                                        331
                                                             -------
                                                             $12,375
                                                             =======

     The  Company  uses  letters  of  credit  to  facilitate  certain  apparel
purchases.   The  total  amount of letters of credit outstanding  at  May  30,
1997 was approximately $67,400,000.

     The Company is involved in certain legal matters primarily arising in the normal course of business. In the opinion of management, the Company's liability under any of these matters would not materially affect its financial condition or results of operations.

     The  Company  discovered  a past unauthorized  disposal  of  a  substance believed to be dry cleaning fluid on one of its properties. The Company believes that remedial action will be required, including continued investigation, monitoring and treatment of groundwater and soil. Based on advice from its environmental experts, the Company provided $4,500,000 for this remediation in the fiscal year ended May 31, 1996.

F.  Stock Options:
  The Company has stock based compensation plans adopted in 1984 and 1992(the " Plans"), which are described below. The Company applies APB Opinion No. 25 in accounting for its Plans, accordingly, no compensation cost has been recognized. The total value of the options granted during the 2 years ended May 30, 1997 was computed as approximately $1,005,000 which would be amortized over the vesting period of the options. Had compensation cost for the Company's Plans been recorded consistent with SFAS No. 123, the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated below:
                                              1997         1996
Net earnings             As Reported        $19,647       $2,194
                         Pro Forma          $19,555       $2,192

Net earnings per
 common share            As Reported          $2.25        $0.25
                         Pro Forma            $2.24        $0.25

Under the Plans, the Company may grant options to its employees for up to 1,000,000 shares of common stock. The exercise price of each option may be more or less than the fair market value of the Company's stock on the date of grant, and an option's maximum term may be ten years. (All options have been issued at exercise prices equal to the fair market value on the date of grant with a maximum term of five years.)

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions used for grants in 1997 and 1996 respectively: dividend yields of 4.5 percent for both years, expected volatility of 31 percent for both years; risk free interest rate of 6.51 and 5.98 percent; and expected lives of 5 years for both years. The weighted-average fair value of options granted was $4.37 and $4.30 for the years ended May 30, 1997 and May 31, 1996, respectively.

      A summary of the status of the Company's stock option plan and changes during the years ended is presented below.


                                   1997         1996          1995
                                        Weighted      Weighted       Weighted
                                        Average       Average        Average
                                        Exercise      Exercise       Exercise
                               Shares    Price   Shares Price  Shares  Price
Outstanding, beginning of year  327,740   $22   467,110  $19  329,580  $11
Granted                         302,500    18     5,000   18  204,000   28
Exercised                       (80,020)   15  (115,690)   7  (59,390)  10
Forfeited                        (8,250)   25   (28,680)  23   (7,080)  12
                                --------       --------       -------
Outstanding, end of year        541,970   $21   327,740  $22  467,110  $19

Options exercisable, end of
                year            125,800         178,140       234,670



Date of          Number of       Exericse       Number       Expiration
Option Grant      Shares          Price         Exercisable   Date
---------------------------------------------------------------------------
Jul. 13, 1992      49,520          $15.38        49,520   Jul. 13, 1997
Jul. 12, 1993       5,000           15.94         3,000   Jul. 12, 1998
Sep.  9, 1993         500           20.38           300   Sep.  9, 1998
Nov. 10, 1993       1,000           22.88           600   Nov. 10, 1998
Aug.  4, 1994     178,450           27.56        71,380   Aug.  4, 1999
Jul. 17, 1995       5,000           17.94         1,000   Jul. 17, 2000
Sep. 16, 1996     302,500           17.75             0   Sep. 16, 2001
                  -------                       -------
                  541,970                       125,800
                  =======                       =======



As of May 30, 1997, 123 employees held stock options. At May 30, 1997, options for 125,800 shares were exercisable and an additional 14,050 shares were reserved for issuance pursuant to options that could be granted in the future.

G.  Significant Customers:

Approximately 21% in 1997, 22% in 1996 and 20% in 1995 of the Company's revenues were derived from sales to a national retail chain. Approximately 10% in 1997, 9% in 1996 and 10% in 1995 of the Company's revenues were derived from sales to another national retail chain.

The Company provides credit, in the normal course of business, to a large number of retailers in the apparel industry. The Company's ten largest customers accounted for approximately 72% of net sales in fiscal 1997 and 70% in fiscal 1996 and 69% in fiscal 1995. Approximately 58% of gross accounts receivable at May 30, 1997 and 60% May 31, 1996 and June 2, 1995 were attributed to the Company's ten largest customers. The Company performs ongoing credit evaluations of its customers and maintains allowances for potential credit losses.

H.  Retirement Programs:

The Company has retirement savings programs covering substantially all full-time U.S. employees. If a participant decides to contribute, a portion of the contribution is matched by the Company. Total expense under these programs was $1,301,000 in 1997, $1,326,000 in 1996 and $1,488,000 in
1995.


I.  Income Taxes:
The provision (benefit) for income taxes includes the following:

$ in thousands                      1997         1996        1995
                                    ----        -----        ----
Current:
Federal                           $10,769      $3,258      $6,613
State                               1,635         520       1,134
                                  -------      ------      ------
                                   12,404       3,778       7,747
Deferred                              157     (2,315)       (696)
                                  -------      ------      ------
                                  $12,561      $1,463      $7,051
                                  =======      ======      ======

Reconciliations of the U.S. federal statutory income tax rates and the Company's effective tax rates are summarized as follows:

                                      1997         1996         1995
                                     -----        -----       -----
Statutory rate                        35.0%        35.0%        35.0%
State income taxes - net of
     federal income tax benefit        3.3          3.9          3.9
Tax credits                           (0.3)        (4.2)        (0.4)
Nondeductible expenses and other, net  1.0          5.3          1.5
                                     -----         -----      ------
Effective rate                        39.0%        40.0%        40.0%
                                     =====         =====       =====











     Deferred tax assets and liabilities as of May 30, 1997 and May 31, 1996, are comprised of the following ($ in thousands):

     Deferred Tax Assets:                   May 30, 1997    May 31, 1996
                                            ------------   ------------
      Inventory                               $ 3,222      $ 3,189
      Compensation                              1,340        1,128
      Group insurance                             283          517
      Allowance for bad debts                   1,075        1,100
      Environmental                             1,721        1,751
      Other, net                                2,518        2,153
                                               ------       ------
      Deferred Tax Assets                      10,159        9,838

      Deferred Tax Liabilities:
      Depreciation - property, plant and
           equipment                            1,249        1,308
      Foreign                                   1,371          913
      Other, net                                1,066          987
                                               ------       ------
      Deferred Tax Liabilities                  3,686        3,208
      Net Deferred Tax Asset                  $ 6,473      $ 6,630
                                              =======      =======


J.  Equity and Earnings Per Share:

      Earnings per share is computed based on the weighted average number of shares of common stock outstanding of 8,743,557 in 1997; 8,748,625 in 1996 and 8,669,888 in 1995. The dilutive effect of stock options outstanding in 1997, 1996 and 1995 was not material for purposes of this calculation.
K.  Summarized Quarterly Data (Unaudited):

Following is a summary of the quarterly results of operations for the years ended May 30, 1997, May 31, 1996 and June 2, 1995:
                                          Fiscal Quarter
$ in thousands, except
per  share  amounts     First     Second     Third     Fourth    Total
---------------------------------------------------------------------------
  1997*
Net sales              $172,517  $203,234   $167,470   $159,974  $703,195
Gross profit             31,574    36,959     33,597     34,883   137,013
Net earnings              3,475     6,599      4,399      5,174    19,647
Earnings per share          .40       .75        .51        .59      2.25


  1996**
Net sales              $189,254  $187,066   $138,600   $149,523  $664,443
Gross profit             32,123    31,844     22,465     29,399   115,831
Net earnings (loss)         278     2,623    (2,020)      1,313     2,194
Earnings (loss) per share  0.03      0.30      (0.23)      0.15      0.25

1995*
Net sales              $165,304  $192,167   $153,101   $146,415  $656,987
Gross profit             31,872    37,109     25,149     19,233   113,363
Net earnings (loss)       4,856     6,067      1,824    (2,172)    10,575
Earnings (loss) per share  0.56      0.70       0.21      (0.25)     1.22

*   Includes   an  after-tax  LIFO  adjustment  in  the  fourth   quarter   of
$1,266,088,  or  $.09  per  share favorable in 1997,  $419,000,  or  $.05  per share unfavorable in 1995.

** Includes an after-tax adjustment in the first quarter of $2,700,000 or $.31 per share unfavorable for a provision for environmental remediation.
===========================================================================


Net Sales by Product Class

The following table sets forth separately in percentages net sales by class of similar products for each of the last three fiscal years:
                                       1997        1996        1995
                                       ----        ----        ----
Net Sales:
     Menswear                           77%         78%         74%
     Womenswear                         23%         22%         26%
                                       ----        ----        ----
                                       100%        100%        100%
                                       ====        ====        ====




                        Common Stock Information:
                 Market Price on the               Quarterly Cash Dividend
              New York Stock Exchange                Per Share
                Fiscal 1997   Fiscal 1996         Fiscal 1997   Fiscal 1996
               High     Low   High     Low
1st Quarter   18 1/4  14 3/8  19 1/8   17 1/4        .20           .20
2nd Quarter   19 1/4  16 3/8  18 7/8   16            .20           .20
3rd Quarter   27 3/4  17 7/8  19 1/4   16 1/8        .20           .20
4th Quarter   28 1/2  23      19 1/4   16 1/2        .20           .20

At the close of fiscal 1997, there were 831 stockholders of record.