Form 10-K, Exhibit 13
period 1998-05-29
OXFORD INDUSTRIES INC
filed 1998-08-24
CIK 75288

EXHIBIT - 13

SELECTED FINANCIAL DATA FOR ANNUAL REPORT
OXFORD INDUSTRIES, INC.



Selected Financial Data



$ and shares in thousands, expect per share amounts
Year Ended
                             MAY 29,     MAY 30,    MAY 31,  JUNE 2, June 3,
                              1998        1997        1996    1995    1994

Net sales                   $774,518   $703,195   $664,443  $656,987 $624,568
Cost of goods sold           619,690    566,182    548,612   543,624  498,790
Selling, general and
 administrative expenses     111,041    100,691    101,617    91,601   91,209
Provision for environmental
 remediation                       -          -      4,500         -        -
Interest                       3,421      4,114      6,057     4,136    2,297
Earnings before income taxes  40,366     32,208      3,657    17,626   32,272
Income taxes                  15,743     12,561      1,463     7,051   13,071
Net earnings                  24,623     19,647      2,194    10,575   19,201
Basic earnings per
 common share                   2.79       2.25       0.25      1.22     2.23
Basic number of shares
 outstanding                   8,829      8,744      8,749     8,670    8,607
Diluted earnings per
 common share                   2.75       2.23       0.25      1.20     2.18
Diluted number of shares
 outstanding                   8,957      8,816      8,838     8,833    8,818
Dividends                      7,063      6,988      7,007     6,594    5,938
Dividends per share             0.80       0.80       0.80      0.76     0.69
Total assets                 311,490    287,117    279,103   309,028  239,947
Long-term obligations         41,428     41,790     45,051    47,011   12,388
Stockholders' equity         159,769    141,517    128,959   132,579  127,735
Capital expenditures           8,801      7,622      8,192    14,790    9,395
Book value per share at
 year-end                      18.11      16.12      14.65     15.25    14.79
Return on average
 stockholders' equity          16.3%      14.5%       1.7%      8.1%    15.8%
Return on average total
 assets                         8.2%       6.9%       0.7%      3.9%     8.4%





RESULTS OF OPERATIONS

Fiscal 1998

Net sales of the Company increased 10.1% from fiscal 1997. The Shirt Group had the largest sales gain at 15.0%. Tommy Hilfiger Dress Shirts, Tommy Hilfiger Golf, Polo/Ralph Lauren for Boys, and OxSport, the private label sport shirt division, had double-digit increases. Oxford Shirtings, the private label dress shirt division and Ely & Walker, the western shirt division, had declines.

Lanier Clothes, the Company's Tailored Clothing Group posted a 9.8% sales increase in a declining market for men's suits. All of the increase came from the licensed designer divisions, which include Oscar de la Renta, Nautica and Geoffrey Beene. The Company's new Nautica tailored clothing division completed its first full year of shipping. The Company began initial shipments of Geoffrey Beene, but those shipments were not material in the current year. Private label shipments were down marginally.

The Oxford Womenswear Group achieved an 11.8% sales increase. The Collections division posted a strong sales gain. The Womens Catalog & Special Markets division posted a solid sales gain. The Separates division experienced a decline in sales.

Oxford Slacks had a sales decline of 2.5%. Strong growth in sales with its largest customer was offset by a decline with its second largest customer.

The Company experienced an overall unit sales volume increase of approximately 6.9% while experiencing an overall 1.4% increase in the average sales price per unit. The change in sales price was primarily due to product mix. Sales to the Company's 50 largest customers now represents 92.2% of total sales.


Cost of goods sold as a percentage of net sales decreased to 80.0% in the current year from 80.5% in fiscal 1997. The decrease in cost of goods sold as a percentage of net sales was the result of faster growth in the designer licensed business, improved manufacturing performance, and increased offshore sourcing. The Company's designer licensed sales grew 33.5% while all other sales grew at 3.8%. Manufacturing efficiency increased significantly in fiscal 1998. Offshore sourcing increased from 73.1% last year to 79.7% in fiscal 1998.

During the current year, Lanier Clothes increased its offshore manufacturing base with the construction of a new facility in Honduras and an expansion of its existing facility in Mexico. Subsequent to year-end the Shirt Group began work on a new facility in Mexico and a major expansion of its existing facility in Honduras.

During the year, the Company closed domestic sewing facilities in Alma, Georgia; Giles, Virginia; and Gaffney, South Carolina. These facility closings are the direct result of the Company's shift to more cost effective production resources.

Selling, general and administrative expenses increased by $10,350,000 or 10.3% from $100,691,000 or 14.3% of net sales in fiscal 1997 to $111,041,000 or 14.3% of net sales in fiscal 1998. The increase in selling, general and administrative expenses was due to increased licensed designer business with its inherent higher expense levels and start-ups, including Geoffrey Beene tailored clothing with only marginal sales in the current year and Womens Tailored Clothing where initial shipments will begin late in fiscal 1999.

Net interest expense decreased $693,000 or 16.8% from $4,114,000 or 0.6% of net sales in fiscal 1997 to $3,421,000 or 0.4% of net sales in fiscal 1998. The reduction in interest expense was due to lower weighted average borrowings.

The Company's effective tax rate was 39.0% in fiscal 1998 and fiscal 1997 and does not differ significantly from the Company's statutory rates.









Fiscal 1997

Net sales increased 5.8% from fiscal 1996. Oxford Slacks posted a sales increase of 14.5% primarily due to an expanded customer base and more cost-effective sourcing. The Oxford Womenswear Group achieved a 17.9% sales increase, based mainly on increased sales to two major customers. Lanier Clothes, experienced a 9.3% sales increase. Increased sales in this group were balanced between Oscar de la Renta tailored clothing and private label and also included the launch of the new Nautica tailored clothing line in the Spring 1997 season. The Oxford Shirt Group posted an overall net sales decline of 2.1%. Increased sales in Polo/Ralph Lauren for Boys, Tommy Hilfiger Golf and Tommy Hilfiger Dress Shirts essentially offset the decline in private label sport shirts and dress shirts. Sales for Ely & Walker were flat.

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

Selling, general and administrative expenses decreased by $926,000 or 0.9% from $101,617,000 or 15.3% of net sales in fiscal 1996 to $100,691,000 or
14.3% of net sales in fiscal 1997. The decrease in selling, general and administrative expenses are the net result of cost containment initiatives in fiscal 1997 and the divestiture of the B.J. Design Concepts division in fiscal 1996, partially offset by the start-up costs for the Nautica and Geoffrey Beene tailored clothing lines in fiscal 1997.

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

Uncertainties regarding the future retail environment that may affect the Company include excessive retail floor space per consumer, constant heavy discounting at the retail level, continuing consolidation of retailers, low inflation in wholesale and retail apparel prices, growth in direct importing by retailers and any future developments in international trade agreements.

The Company's backlog of unshipped orders at the end of fiscal 1998 was $179,709,000, a 7.3% decrease from $193,950,000 at the end of fiscal 1997.
These numbers represent store orders on hand and do not include private-label contract balances.

In March 1998, the Company announced that its Polo/Ralph Lauren for Boys licenses which expire on May 31, 1999 will not be renewed. The Polo/Ralph Lauren business accounts for approximately 11% of the Company's sales and 11% of operating profits.

The Company licenses its Merona label to the Target stores division of Dayton Hudson. Target has exercised its option to purchase this label at the end of January 1999. The Company's royalty income from this license was approximately $2,900,000 in fiscal 1998.



Subsequent to fiscal 1998, the Company reached an agreement in principle to acquire the assets of Next Day Apparel, Inc. Next Day is a manufacturer and marketer of private label womenswear for mass-market retailers. After the acquisition, scheduled for closing in September 1998, Next Day will operate as a part of the Company's Womenswear Group.

Year 2000

The Company uses software and related information technologies throughout its business. The Company has completed its review of these internal technologies. The Company anticipates that all internal systems will be 100% compliant prior to the Year 2000. The Company has mailed a Year 2000 compliance survey to each of its major suppliers and service providers, to increase assurance that the Company's supplier base will be able to function in the Year 2000 and beyond. The Company's costs in resolving the Year 2000 issue are not expected to materially impact the Company's financial condition or results of operations.


Fiscal 1999 Results

The Company expects to continue its progress and have another record year in fiscal 1999. The Company does not expect sales and earnings increases in fiscal 1999 as large as fiscal 1998 increases over fiscal 1997.



LIQUIDITY AND CAPITAL RESOURCES

Fiscal 1998

Operating activities generated $16,157,000 in fiscal 1998 and $38,947,000 in fiscal 1997. The primary factors contributing to the decrease in cash generated from operations was increased receivables and decreased payables offset by increased net income and reduced inventory.

Investing activities used $7,842,000 in fiscal 1998 and $5,946,000 in fiscal 1997. The primary difference in the cash used was increased purchases of property, plant and equipment and decreased proceeds from the sale of property, plant and equipment.

Financing activities used $1,559,000 in fiscal 1998 and $30,703,000 in fiscal 1997. The primary difference was a small increase in borrowings in fiscal 1998 and a larger decrease in borrowings in fiscal 1997.

The Company owns foreign manufacturing facilities and plans to acquire or build others in the future. The functional currency for these facilities is generally the U.S. dollar, as most production is imported by the Company for domestic resale. Consequently, the amount of monetary assets and liabilities subject to exchange rate risk is immaterial.

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

Financing activities use $30,703,000 in fiscal 1997 and $28,852,000 in fiscal 1996. The primary factors contributing to this change were increased payments on short-term borrowings primarily due to lower average inventory.








Future Liquidity and Capital Resources

The Company believes it has the ability to generate cash and/or has available borrowing capacity to meet its foreseeable needs. The sources of funds primarily include funds provided by operations and both short-term and long-term borrowings. The uses of funds primarily include working capital requirements, capital expenditures, acquisitions, dividends and repayment of short-term and long-term debt. The Company regularly utilizes committed bank lines of credit and other uncommitted bank resources to meet working capital requirements. On May 29, 1998, the Company had available for its use, lines of credit with several lenders aggregating $52,000,000. The Company has agreed to pay commitment fees for these available lines of credit. On May 29, 1998, $44,000,000 was in use under these lines, of which $40,000,000 is long-term debt. In addition, the Company has $215,500,000 in uncommitted lines of credit, of which $127,500,000 is reserved exclusively for letters of credit. The Company pays no commitment fees for these available lines of credit. At May 29, 1998, $7,500,000 was in use under these lines of credit. Maximum borrowings from all these sources during the current year were $84,500,000 of which $44,500,000 was short-term. The Company anticipates continued availability and use of both committed and uncommitted resources as working capital needs may require.

The Company considers possible acquisitions of apparel-related businesses that are compatible with its long-term strategies. The Company also seeks to increase its offshore manufacturing base through start-ups, expansion of existing facilities, acquisitions and joint ventures. The Company's Board of Directors has authorized the Company to purchase shares of the Company's common stock on the open market and in negotiated trades as conditions and opportunities warrant. There are no present plans to sell securities other than through employee stock option and restricted stock plans or to enter into off-balance-sheet financing arrangements.


SAFE HARBOR STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF
1995

Certain statements included herein contain forward-looking statements with respect to anticipated future results, which are subject to risks and uncertainties that could cause actual results to differ materially from anticipated results. These risks and uncertainties include, but are not limited to, general economic and apparel business conditions, continued retailer and consumer acceptance of Company products, and global manufacturing costs.

ADDITIONAL INFORMATION

For additional information concerning the Company's operations, cash flows, liquidity and capital resources, this analysis should be read in conjunction with the Consolidated Financial Statements and the Notes to Consolidated Financial Statements of this Annual Report.























                 Oxford Industries, Inc. and Subsidiaries
                       Consolidated Balance Sheets

                                             Year ended:
$ in thousands, except share amounts         May 29, 1998   May 30, 1997

Assets
Current Assets:
 Cash and cash equivalents                       $ 10,069    $  3,313
 Receivables, less allowance for
   doubtful accounts of $3,098 in 1998 and
   $2,800 in 1997                                 100,789      77,771
 Inventories                                      146,708     149,781
 Prepaid expenses                                  13,621      16,080
                                                  -------     -------
        Total Current Assets                      271,187     246,945

Property, Plant Equipment, Net                     35,682      34,636
 Other Assets, Net                                  4,621       5,536
                                                  -------     -------
     Total Assets                                $311,490    $287,117
                                                 ========    ========

Liabilities and Stockholders' Equity
Current Liabilities:
 Notes payable                                    $11,500      $4,000
 Trade accounts payable                            57,105      59,524
 Accrued compensation                              12,020      11,278
 Other accrued expenses                            18,883      16,964
 Dividends payable                                  1,765       1,755
 Current maturities of long-term debt                 449       2,784
                                                  -------      ------
       Total Current Liabilities                  101,722      96,305

Long-Term Debt, less current maturities            41,428      41,790

Noncurrent Liabilities                              4,500       4,500

Deferred Income Taxes                               4,071       3,005

Commitments and Contingencies (Note E)

Stockholders' Equity:
 Common stock*                                      8,824       8,780
 Additional paid-in capital                        11,554       9,554
 Retained earnings                                139,391     123,183
                                                  -------    --------
   Total Stockholders' Equity                     159,769     141,517
                                                  -------     -------
 Total Liabilities and Stockholders' Equity      $311,490    $287,117
                                                 ========    ========


* Par value $1 per share; authorized 30,000,000 common shares; issued and outstanding shares: 8,823,612 in 1998 and 8,779,814 in 1997.
   Par value $1 per share; authorized 30,000,000 preferred shares; none outstanding.

See notes to consolidated financial statements.








                   Oxford Industries, Inc. and Subsidiaries
                     Consolidated Statements of Earnings

                                                 Year Ended
$  in  thousands, except            May 29, 1998  May 30, 1997  May 31, 1996
per share amounts                    ------------  ------------  ----------


Net Sales                               $774,518     $703,195    $664,443

Costs and Expenses:
    Cost of goods sold                   619,690      566,182     548,612
    Selling, general and administrative 111,041 100,691 101,617 Provision for environmental
     Remediation                               -            -       4,500
    Interest, net                          3,421        4,114       6,057
                                         -------      -------     -------
                                         734,152      670,987     660,786
 Earnings Before Income Taxes             40,366       32,208       3,657
Income Taxes                              15,743       12,561       1,463
                                        --------     --------    --------
Net Earnings                            $ 24,623     $ 19,647    $  2,194
                                        ========     ========    ========

Basic   Earnings  Per  Common  Share       $2.79        $2.25       $0.25
                                          ======     ========    ========

Diluted Earnings Per Common Share          $2.75        $2.23       $0.25
                                          ======         ====        ====


See notes to consolidated financial statements.









                   Oxford Industries, Inc. and Subsidiaries
               Consolidated Statements of Stockholders' Equity
---------------------------------------------------------------------------
                                          Additional
$ in thousands,                 Common     Paid-In   Retained
except per share amounts         Stock     Capital   Earnings   Total

Balance, June 2, 1995            $8,694     $7,020   $116,865   $132,579
    Net earnings                      -         -       2,194      2,194
    Exercise of stock options       109        1,191     (107)     1,193
    Cash dividends, $.80
      per share                      -          -      (7,007)    (7,007)
                               ---------  ---------  ---------  ---------
Balance, May 31, 1996          $  8,803   $  8,211   $111,945   $128,959
    Net earnings                     -          -      19,647     19,647
    Exercise of stock options        77      1,402        (80)     1,399
    Purchase and retirement
      of common stock              (100)       (59)    (1,341)    (1,500)
    Cash dividends, $.80
      per share                      -          -      (6,988)    (6,988)
                               ---------  ---------  ---------  ---------
Balance, May 30, 1997            $8,780     $9,554    $123,183  $141,517
    Net earnings                     -          -       24,623    24,623
    Exercise of stock options        85      2,052       (232)     1,905
    Purchase and retirement
      of common stock               (41)       (52)    (1,120)    (1,213)
    Cash dividends, $.80
      per share                       -          -     (7,063)    (7,063)
                               --------   --------   --------   --------
Balance, May 29, 1998            $8,824    $11,554   $139,391   $159,769
                               ========   =======    ========   ========
See notes to consolidated financial statements.












                   Oxford Industries, Inc. and Subsidiaries
                    Consolidated Statements of Cash Flows
                                          May 29,    May 30,   May 31,
 $ in thousands           Year ended:      1998        1997      1996
                                          -------    -------   -------
 Cash Flows from Operating Activities:
   Net earnings                        $24,623     $19,647    $2,194
   Adjustments to reconcile net earnings
    to net cash provided by operating
     activities:
     Depreciation and amortization       8,107       9,078     8,851
     Provision for environmental
      remediation                           -           -      4,500
     Gain on sale of property, plant
     and equipment                        (492)       (285)     (108)
     Loss on sale of business                -           -       338
   Changes in working capital:
     Receivables                       (23,018)      6,822       476
     Inventories                         3,073     (12,992)   35,556
     Prepaid expenses                    2,459      (2,333)      911
     Trade accounts payable             (2,419)      9,848    (4,797)
     Accrued expenses and other
       current liabilities               2,661       8,003    (1,050)
   Deferred income taxes                 1,066       1,219    (2,076)
   Other noncurrent assets                  97         (60)   (1,522)
                                       -------      -------   -------
     Net cash provided by
       operating activities             16,157      38,947    43,273

 Cash Flows from Investing Activities:
   Acquisitions                              -           -   (11,644)
   Proceeds from sale of business            -           -     1,991
   Purchase of property, plant
     and equipment                      (8,801)     (7,622)   (7,582)
   Proceeds from sale of property,
     plant and equipment                    959       1,676     1,604
                                          -------   -------   -------
     Net cash used in investing
          activities                     (7,842)     (5,946)  (15,631)

 Cash Flows from Financing Activities:
   Short-term borrowings(repayment)       7,500     (21,500)  (18,000)
   Long-term debt borrowings             (2,697)     (2,109)   (5,060)
   Proceeds from exercise of stock
     options                              1,905       1,399     1,193
   Purchase and retirement of
       common stock                      (1,213)     (1,500)        -
   Dividends on common stock             (7,054)     (6,993)   (6,985)
                                          -------   -------   -------
     Net cash used in
       financing activities              (1,559)    (30,703)  (28,852)

 Net change in cash and cash equivalents  6,756       2,298    (1,210)
 Cash and cash equivalents at beginning
    of period                             3,313       1,015     2,225
                                          -------   -------   -------
 Cash and cash equivalents at end
   of period                            $10,069     $ 3,313   $ 1,015
                                         =======    =======   =======


 Supplemental Disclosures of Cash Flow Information
  Cash Paid For:
   Interest                             $ 3,333     $ 4,072   $ 5,883
   Income taxes                          12,074      12,423     1,879
                                         =======    =======   =======

 See notes to consolidated financial statements



                NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                 OXFORD INDUSTRIES, INC. AND SUBSIDIARIES

         Years Ended May 29, 1998, May 30, 1997 and May 31, 1996

A.  Summary of Significant Accounting Policies:

1. Principal Business Activity--Oxford Industries, Inc. (the "Company") is engaged in the design, manufacture and sale of consumer apparel for men, women and children. Principal markets for the Company are customers located primarily in the United States. Company owned manufacturing facilities are located primarily in the southeastern United States, Central America, Mexico, the Caribbean Basin and Asia. In addition the Company uses foreign contractors for other sources of production.

2. Principles of Consolidation--The consolidated financial statements include the accounts of the Company and all of its subsidiaries. All material intercompany balances, transactions and profits have been eliminated.

3.  Fiscal Period--The Company's fiscal year ends on the Friday nearest May
31. The fiscal year includes operations for a 52-week period in 1998, 1997 and 1996.

4. Revenue Recognition--Revenue is recognized when goods are shipped to customers.

5. Statement of Cash Flows--The Company considers cash equivalents to be short-term investments with original maturities of three months or less.

6. Inventories--Inventories are principally stated at the lower of cost (last-in, first-out method, "LIFO") or market.

7. Property, Plant and Equipment--Depreciation and amortization of property, plant and equipment are provided on both straight-line (primarily buildings) and accelerated methods over the estimated useful lives of the assets as follows:
---------------------------------------------------------------------------
Buildings and improvements                        7-40 years
Machinery and equipment                           3-15 years
Office fixtures and equipment                     3-10 years
Autos and trucks                                  2- 6 years
Leasehold improvements        Lesser of remaining life of the asset or life
of lease
---------------------------------------------------------------------------
-----------
8. Income Taxes-- The Company recognizes deferred tax liabilities and assets based on the difference between financial and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.

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

11. Changes in Accounting Principles--In June 1997, The Financial Accounting Standards Board issued SFAS No 130, "Reporting Comprehensive Income." Which is designed to improve the reporting of changes in equity from period to period. SFAS No. 130 is effective for the Company's year-end 1999 financial statements. Since this statement requires only additional disclosure, there will be no effect on the Company's results of operations or financial position.
        In June 1997, the Financial Accounting Standards Board issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." SFAS No. 131 requires that an enterprise disclose certain information about operating segments. SFAS No. 131 is effective for the Company's year-end 1999 financial statements. Since this statement requires only additional disclosure, there will be no effect on the Company's results of operations or financial position.


        In February 1998, the Financial Accounting Standards Board issued SFAS No. 132 "Employer's Disclosures about Pension and other Post-retirement Benefits." This statement revises employers disclosures about pension and other post-retirement benefit plans. Since this statement requires only additional disclosure, there will be no effect on the Company's results of operations or financial position.
         In June 1998, the Financial Accounting Standards Board issued SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities." This Statement establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, (collectively referred to as derivatives) and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. Management does not expect SFAS No. 133 to have a significant impact on the Company's financial condition or results of operations.


     B.  Inventories:

The components of inventories are summarized as follows:


$ in thousands                May 29, 1998    May 30, 1997

Finished goods                    $ 89,906       $87,368
Work in process                     24,330        26,276
Fabric                              25,750        29,370
Trim and supplies                    6,722         6,767
                                  --------      --------
                                  $146,708      $149,781
                                   =======      ========
     The excess of replacement cost over the value of inventories based upon the LIFO method was $39,205,000 at May 29, 1998 and $38,308,000 at May 30, 1997. Changes in the LIFO reserve increased earnings $0.04 per share basic in 1997 and decreased earnings $0.06 per share basic in 1998.

      During fiscal 1998, inventory quantities were reduced, which resulted in a liquidation of LIFO inventory layers carried at lower costs which prevailed in prior years. The effect of the liquidation was to decrease cost of goods sold by approximately $591,000 and to increase met earnings by $361,000 or $0.04 per share basic. There were no significant liquidations of LIFO inventories in 1997 or 1996.

C.  Property, Plant and Equipment:

Property, plant and equipment, carried at cost, is summarized as follows:

$ in thousands                  May 29, 1998   May 30, 1997
Land                               $  2,348     $  1,130
Buildings                            30,456       32,486
Machinery and equipment              72,104       70,666
Leasehold improvements                5,313        4,181
                                   --------      -------
                                    110,221      108,463
Less accumulated depreciation
     and amortization                74,539       73,827


                                    -------      -------
                                   $ 35,682      $34,636
                                   ========      =======





D.  Notes Payable and Long-Term Debt:

The Company had available for its use lines of credit with several lenders aggregating $52,000,000 at May 29, 1998. The Company has agreed to pay commitment fees for these available lines of credit. At May 29, 1998, $44,000,000 was borrowed under these lines at various rates ranging from 5.9375% to 6.04%. Of the $44,000,000, $40,000,000 is long-term debt. In addition, the Company has $215,500,000 in uncommitted lines of credit, of which $127,500,000 is reserved exclusively for letters of credit. The Company pays no commitment fees for these available lines of credit. At May 29, 1998, $7,500,000 was borrowed under these lines of credit at 5.9375%. The weighted average interest rate on short-term borrowings during fiscal 1998 was 5.9%.

A summary of long-term debt is as follows:

$ in thousands                              May 29, 1998     May 30, 1997

Note payable to bank, the rate is a
  margin above bank's cost of funds,
  which may fluctuate during the life
  of the loan (at May 29, 1998 the
  rate was 5.9375%); due in August 1999        $ 40,000         $ 40,000

Industrial revenue bonds and mortgage
 notes at fixed rates of 6.1% to 7.0%
 and varying rates of 79.5% to 86% of
 prime rate (prime was 8.50% at
 May 29, 1998); due in varying
 installments to 2006                            1,877             4,574
                                               -------            -------
                                                41,877            44,574
Less current maturities                            449             2,784
                                                ------            ------
                                               $41,428           $41,790
                                                ======           =======

     Property, plant and equipment with an aggregate carrying amount at May 29, 1998 of approximately $1,277,000 is pledged as collateral on the industrial revenue bonds.

     The aggregate maturities of long-term debt are as follows:

$ in thousands

Fiscal year
     1999                                                   $    449
     2000                                                     40,448
     2001                                                        288
     2002                                                        287
     2003                                                        285
     Thereafter                                                  120
                                                               ------
                                                              $41,877
                                                              =======
















E.  Commitments and Contingencies:

The Company has operating lease agreements for buildings, sales offices and equipment with varying terms to 2008. The total rent expense under all leases was approximately $4,486,000 in 1998, $4,323,000 in 1997 and $4,455,000 in 1996.
     The aggregate minimum rental commitments for all noncancellable operating leases with terms of more than one year are as follows:

$ in thousands
Fiscal year:
     1999                      $ 3,803
     2000                        3,057
     2001                        1,535
     2002                        1,576
     2003                        1,576
     Thereafter                  4,817
                               -------
                               $16,364
                               =======

     The Company is also obligated under certain apparel license and design agreements to make future minimum payments as follows:

$ in thousands
Fiscal Year:
     1999                      $ 5,047
     2000                        2,336
     2001                          331
                               -------
                                $7,714
                               =======

     The  Company  uses  letters  of credit to facilitate  certain  apparel
purchases.   The total amount of letters of credit outstanding at  May  29,
1998 was approximately $96,157,000.

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




F.  Stock Options:
      At May 29, 1998, 566,800 shares of common stock were reserved for issuance under stock options plans. The options granted under the stock option plans expire five years from the date of grant. Options granted, may be exercised in five annual installments. The Company has elected as permitted under FASB Statement 123, "Accounting for Stock-Based
Compensation," to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25) and related interpretations in accounting for its employee stock options. Under APB 25, because the exercise price of the Company's employee stock option equals the market price of the underlying stock on the date of the grant, no compensation expense is recognized.




      Pro forma information, regarding net income and income per share, is required by Statement 123 and has been determined as if the Company had accounted for its associate stock option plans under the fair value method of that statement. The fair value of these options was estimated at the date of the grant using the Black-Scholes option pricing model with the following assumption ranges: Risk-free interest rates between 6.51% and 5.65%, dividend yields between 4.5% and 2.5%, a volatility factor of .31, and an expected life of the options of 5 years. Using this valuation model, the weighted average grant date value of options granted during the year ended May 29, 1998, was $9 per option.



           The effect of applying the fair value method of Statement 123 to the Company's option plan does not result in net income and net income per share that are materially different from the amounts reported in the Company's consolidated financial statements as demonstrated below (Amounts in thousands except per share data):
                                      1998      1997       1996

Pro forma net income               $24,493    $19,555     $2,192
Pro forma earnings
  per share-basic                    $2.77      $2.24      $0.25
Pro forma earnings
  per share-diluted                  $2.73      $2.22      $0.25




     A summary of the status of the Company's stock option plan and changes during the years ended is presented below.


                                   1998         1997          1996
                                        Weighted      Weighted         Weighted
                                        Average       Average          Average
                                        Exercise      Exercise         Exercise
                               Shares    Price  Shares Price   Shares    Price
Outstanding, beginning of year    541,970  $21  327,740  $22   467,110 $19
Granted                             2,500   32  302,500   18     5,000  18
Exercised                         (93,510)  19  (80,020)  15 (115,690)   7
Forfeited                         (14,160)  20  (8,250)   25  (28,680)  23
Outstanding, end of year          436,800  $21  541,970  $21   327,740 $22

Options exercisable, end of year  131,480       125,800        178,140

The following table summarizes information about stock options outstanding as of May 29, 1998.


Date of          Number of       Exericse     Number      Expiration
Option   Grant      Shares          Price   Exercisable   Date
Jul. 12, 1993       3,500          $15.94         3,500   Jul. 12, 1998
Sep.  9, 1993         100           20.38           100   Sep.  9, 1998
Aug.  4, 1994     155,800           27.56        86,380   Aug.  4, 1999
Jul. 17, 1995       5,000           17.94         2,000   Jul. 17, 2000
Sep. 16, 1996     269,900           17.75        39,500   Sep. 16, 2001
Jan.  5, 1998       2,500           32.28             0   Jan.  5, 2003
                  436,800                       131,480
                  =======                       =======

The Company has a Restricted Stock Plan for issuance of 100,000 shares of common stock. The plan allows the Company to compensate its key employees with shares of common stock containing restrictions on sale and other restrictions in lieu of cash compensation.

G.  Significant Customers:

Approximately 15% in 1998, 21% in 1997 and 22% in 1996 of the Company's revenues were derived from sales to a national retail chain. Approximately 12% in 1998, 10% in 1997 and 9% in 1996 of the Company's revenues were derived from sales to another national retailer.

The Company provides credit, in the normal course of business, to a large number of retailers in the apparel industry. The Company's ten largest customers accounted for approximately 56% of gross accounts receivable at May 29, 1998, 58% at May 30, 1997 and 60% at May 31, 1996 were attributed to the Company's ten largest customers. The Company performs ongoing credit evaluations of its customers and maintains allowances for potential credit losses.




H.  Retirement Programs:

The Company has retirement savings programs covering substantially all full-time U.S. employees. If a participant decides to contribute, a portion of the contribution is matched by the Company. Total expense under these programs was $1,351,000 in 1998, $1,301,000 in 1997 and $1,326,000 in
1996.


I.  Income Taxes:
The provision (benefit) for income taxes includes the following:

$ in thousands                1998        1997      1996
Current:
Federal                     $12,358     $10,769    $3,258
State                         1,793       1,635       520
                            -------      ------    ------
                             14,151      12,404     3,778
Deferred                      1,592         157   (2,315)
                            -------      ------    ------
                            $15,743     $12,561    $1,463
                            =============================


Reconciliations of the U.S. federal statutory income tax rates and the Company's effective tax rates are summarized as follows:

                                    1998               1997       1996
Statutory    rate                   35.0%             35.0%       35.0%
State income taxes - net of
 federal   income   tax   benefit    3.3               3.3         3.9
Tax    credits                      (0.3)             (0.3)       (4.2)
Nondeductible   expenses  and
 other,   net                        1.0               1.0         5.3
                                    ----------------------------------
Effective  rate                     39.0%             39.0%      40.0%
                                    ==================================

     Deferred tax assets and liabilities as of May 29, 1998 and May 30, 1997, are comprised of the following ($ in thousands):

     Deferred Tax Assets:               May 29, 1998   May 30, 1997
      Inventory                             $ 3,144     $ 3,222
      Compensation                              997       1,340
      Group insurance                           373         283
      Allowance for bad debts                 1,185       1,075
      Environmental                           1,721       1,721
      Other, net                              1,967       2,518
                                             ------      ------
          Deferred Tax Assets                 9,387      10,159

      Deferred Tax Liabilities:
      Depreciation - property,
       plant and equipment                    1,470       1,249
      Foreign                                 1,849       1,371
      Other, net                              1,187       1,066
                                           --------     -------
      Deferred Tax Liabilities                4,506       3,686
                                             ------     -------
      Net Deferred Tax Asset                $ 4,881     $ 6,473
                                             ======       ======












J.  Equity and Earnings Per Share:

      Basic earnings per share is computed based on the weighted average number of shares of common stock outstanding of 8,828,501 in 1998; 8,743,557 in 1997 and 8,748,625 in 1996.

     In February 1997, the Financial Accounting Standards Board issued SFAS No. 128, "Earnings per Share." Under SFAS No. 128, primary income per share is replaced by "Basic" income per share, which excludes dilution and is computed by dividing income available to common shareholders by the weighted-average number of common shares outstanding for the period. "Diluted" income per share, which is computed similarly to fully diluted income per share, reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock. The dilution effect of stock options outstanding during 1998, 1997 and 1996 added 128,897, 72,671 and 89,814, respectively, to the weighted average shares outstanding for purposes of calculating diluted earnings per share.


K. SUBSEQUENT EVENTS

The Company has reached an agreement in principle to acquire the assets of Next Day Apparel, Inc. Next Day is a manufacturer and marketer of private label womenswear for mass-market retailers. After the acquisition, scheduled for closing in September 1998, Next Day will operate as a division of Oxford's Womenswear Group.


L.  Summarized Quarterly Data (Unaudited):

Following is a summary of the quarterly results of operations for the years ended May 29, 1998, May 30, 1997 and May 31, 1996:
                                          Fiscal Quarter
$ in thousands, except per share amounts
                First   Second    Third    Fourth     Total

  1998
Net sales       $193,242 $208,062 $178,677  $194,537  $774,518
Gross profit      36,645   41,679   35,520    40,984   154,828
Net earnings       5,410    7,781    5,391     6,041    24,623
Basic earnings
 per share          0.61     0.88     0.61      0.69      2.79
Diluted earnings
  per share         0.61     0.87     0.60      0.67      2.75

  1997*
Net sales       $172,517 $203,234 $167,470  $159,974  $703,195
Gross profit      31,574   36,959   33,597    34,883   137,013
Net earnings       3,475    6,599    4,399     5,174    19,647
Basic earnings
 per share          0.40     0.75     0.51      0.59      2.25
Diluted earnings
 per share          0.40     0.75     0.50      0.58      2.23

1996**
Net sales       $189,254 $187,066 $138,600  $149,523  $664,443
Gross profit      32,123   31,844   22,465    29,399   115,831
Net earnings (loss)  278    2,623   (2,020)    1,313     2,194
Basic earnings (loss)
  per share         0.03     0.30    (0.23)     0.15      0.25
Diluted earnings (loss)
  per share         0.03     0.30    (0.23)     0.15      0.25


*Includes an after-tax LIFO adjustment in the fourth quarter of $1,266,088, or $.09 per share favorable in 1997.


**Includes an after-tax adjustment in the first quarter of $2,700,000 or $.31 per share for a provision for environmental remediation.







----------------------------------------------------------------------------

Net Sales by Product Class

The following table sets forth separately in percentages net sales by class of similar products for each of the last three fiscal years:
                                           1998         1997         1996
Net Sales:
     Menswear                              77%          77%          78%
     Womenswear                            23%          23%          22%
                                    ------------------------------------
                                          100%         100%         100%
                                     ===================================


                        Common Stock Information:
                 Market Price on the               Quarterly Cash Dividend
              New York Stock Exchange                Per Share
                Fiscal 1998   Fiscal 1997         Fiscal 1998   Fiscal 1997
               High     Low   High     Low
1st Quarter   34      23 3/8  18 1/4   14 3/8        .20           .20
2nd Quarter   37 3/4  32 1/2  19 1/4   16 3/8        .20           .20
3rd Quarter   34 7/8  28 5/8  27 3/4   17 7/8        .20           .20
4th Quarter   37      29 5/16 28 1/2   23            .20           .20

At the close of fiscal 1998, there were 731 stockholders of record.






































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

      The consolidated financial statements for the years ended May 29, 1998, May 30, 1997 and May 31, 1996 have been audited by Arthur Andersen LLP, independent public accountants. In connection with its audits, Arthur Andersen LLP, develops and maintains an understanding of Oxford's accounting and financial controls and conducts tests of Oxford's accounting systems and other related procedures as it considers necessary to render an opinion on the financial statements.

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




Ben B. Blount, Jr.
Executive Vice President-
Finance, Planning and Administration
and Chief Financial Officer




























                 REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS




To the Board of Directors
and the Stockholders of
Oxford Industries, Inc.

     We have audited the accompanying consolidated balance sheets of Oxford Industries, Inc. (a Georgia corporation) and Subsidiaries as of May 29, 1998 and May 30, 1997 and the related consolidated statements of earnings, stockholders' equity, and cash flows for each of the three years in the period ended May 29, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Oxford Industries, Inc. and subsidiaries as of May 29, 1998 and May 30, 1997 and the results of their operations and their cash flows for each of the three years in the period ended May 29, 1998 in conformity with generally accepted accounting principles.


Atlanta, Georgia
July 10, 1998