Form 10-K, Exhibit 13
period 1999-05-28
OXFORD INDUSTRIES INC
filed 1999-08-20
CIK 75288

Exhibit 13

SELECTED FINANCIAL DATA FOR ANNUAL REPORT
OXFORD INDUSTRIES, INC.



Selected Financial Data



$ and shares in thousands, expect per share amounts
Year Ended:              MAY 28,   MAY 29,   MAY 30,   MAY 31,    JUNE 2,
                           1999     1998      1997      1996       1995

Net sales               $862,435  $774,518  $703,195  $664,443   $656,987
Cost of goods sold       698,170   619,690   566,182   548,612    543,624
Selling, general and
  administrative
  expenses               116,284   111,041   100,691   101,617     91,601
Provision for
  environmental
  remediation                  -         -         -     4,500          -
Interest,net               4,713     3,421     4,114     6,057      4,136
Earnings before income
  taxes                   43,268    40,366    32,208     3,657     17,626
Income taxes              16,875    15,743    12,561     1,463      7,051
Net earnings              26,393    24,623    19,647     2,194     10,575
Basic earnings per
 common share               3.15      2.79      2.25      0.25       1.22
Basic number of shares
  outstanding              8,369     8,829     8,744     8,749      8,670
Diluted earnings per
  common share              3.11      2.75      2.23      0.25       1.20
Diluted number of
  shares
  outstanding              8,477     8,957     8,816     8,838      8,833
Dividends                  6,801     7,063     6,988     7,007      6,594
Dividends per shares        0.82      0.80      0.80      0.80       0.76
Total assets             335,322   311,490   287,117   279,103    309,028
Long-term obligations     40,689    41,428    41,790    45,051     47,011
Stockholders' equity     154,351   159,769   141,517   128,959    132,579
Capital expenditures       7,063     8,801     7,622     8,192     14,790
Book value per share at
  year-end                 19.46     18.11     16.12     14.65      15.25
Return on average
  stockholders' equity      16.8%     16.3%     14.5%      1.7%       8.1%
Return on average
  total assets               8.2%      8.2%      6.9%      0.7%       3.9%





































             MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                    CONDITION AND RESULTS OF OPERATIONS




RESULTS OF OPERATIONS

     The following table sets forth items in the Consolidated Statements of Earnings as a percent of net sales and the percentage change of those items as compared to the prior year.

                                  FISCAL YEARS
                                PERCENT OF SALES
                                                       PERCENT CHANGE
                               1999   1998    1997     98-99  97-98

Net sales                     100.0% 100.0%  100.0%     11.4%  10.1%
Cost of goods sold             81.0%  80.0%   80.5%     12.7%   9.5%
Gross profit                   19.0%  20.0%   19.5%      6.1%  13.0%
Selling, general and           13.5%  14.3%   14.3%      4.7%  10.3%
administrative
Operating income                5.6%   5.7%    5.2%      9.6%  20.3%
Interest, net                   0.5%   0.4%    0.6%     37.8% -16.8%
Earnings before income taxes    5.0%   5.2%    4.6%      7.2%  25.3%
Income taxes                    2.0%   2.0%    1.8%      7.2%  25.3%
Net earnings                    3.1%   3.2%    2.8%      7.2%  25.3%

     Effective with the Company's 1999 fiscal year, the Company adopted Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information". The statement requires certain financial statement footnote disclosure as to the Company's business segments, which are the Oxford Shirt Group, Lanier Clothes, Oxford Slacks and the Oxford Womenswear Group. The Oxford Shirt Group operations encompass dress shirts, sport shirts, golf wear and a broad range of men's and boys' sportswear. Lanier Clothes produces suits, sportcoats, suit separates and dress slacks. Oxford Slacks is a producer of private label dress and casual slacks and shorts. The Womenswear Group is a producer of a broad range of private label women's sportswear. All data with respect to the Company's specific segments included within "Management Discussion and Analysis of Financial Condition and Results of Operations" is presented before applicable intercompany eliminations. Certain prior year information has been restated to be consistent with the current presentation. See Note K of Notes to Consolidated Financial Statements.


                                                       PERCENT  CHANGE
Net Sales
$ in thousands             1999     1998     1997      98-99   97-98

Oxford Shirt Group        $313,171  $310,436 $270,049      0.9%   15.0%
Lanier Clothes             173,924   163,166  148,671      6.6%    9.7%
Oxford Slacks              100,516   117,763  120,753    -14.6%   -2.5%
Oxford Womenswear Group    271,786   179,920  160,967     51.1%   11.8%
Corporate and Other          3,038     3,233    2,755     -6.0%   17.4%

Total Net Sales           $862,435  $774,518 $703,195     11.4%   10.1%














                                                       PERCENT CHANGE

Operating Profit
$ in thousands                 1999    1998     1997      98-99  97-98

Oxford Shirt Group            $20,455 $20,929  $15,360     -2.3%  36.3%
Lanier Clothes                  9,128  11,643    8,639    -21.6%  34.8%
Oxford Slacks                   6,811   9,215   11,878    -26.1% -22.4%
Oxford Womenswear Group         9,418   4,938    7,689     90.7% -35.8%

1999 Compared to 1998

Total Company

     Net sales increased 11.4% in 1999 from 1998. The increase was due to an 18.1% increase in the number of units shipped, offset by a 5.8% decrease in the average selling price per unit. The acquisition of Next Day Apparel, Inc. at the beginning of the second quarter was a major contributor to both the increase in units shipped and the decline in the average selling price per unit as Next Day's selling price per unit was less than the Company's average.

     Cost of goods sold increased to 81.0% of net sales in 1999 from 80.0% in 1998. This increase was due to a shift in product mix, start-up costs for new offshore manufacturing capacity and higher markdowns. The Company produced 85.4% of its products offshore in 1999, compared to 79.7% in 1998.

     Selling, general and administrative expenses expressed as a percent of net sales declined to 13.5% in 1999 from 14.3% in 1998. In addition to ongoing expense control initiatives, Next Day Apparel and the growth in the Company's lower expense private label business contributed to the decline.

    Interest expense expressed as a percent of net sales increased to 0.5% in 1999 from 0.4% in 1998. This increase was due to increased borrowings resulting from the Next Day Apparel acquisition and the repurchase of 922,520 shares of the Company's common stock.

     The Company's effective tax rate was 39.0% in 1999 and 1998 and does not differ significantly from the Company's statutory rates.

Segment Results

Oxford Shirt Group

     Net sales for the Oxford Shirt Group increased 0.9% to $313,171,000 for the fiscal year. This increase was the result of a 1.3% increase in the average selling price, offset by a 0.4% decrease in the number of units shipped. Operating profit declined 2.3% to $20,455,000 or 6.5% of net sales. Margins were negatively impacted by unusually high markdowns from the discontinuation of the Polo/Ralph Lauren for Boys business. Manufacturing profitability was hurt by storm disruption from Hurricane Mitch, start-up costs for new plants in Mexico and Honduras, and the closing of a domestic sewing plant in Georgia. These expenditures were partially offset by a moderate decrease in operating expenses.

Lanier Clothes

     The tailored clothing group posted a sales increase of $10,758,000 or 6.6% to $173,924,000. This increase was the result of a 7.4% increase in the number of units shipped offset by a 0.8% decrease in the average sales price per unit. Group operating profit decreased 21.6% to $9,128,000 for the year due primarily to the closure of a domestic sewing facility and the establishment of a new plant in Honduras. The operating margin was negatively impacted by increased markdowns and advertising expenses associated with growing the new branded businesses. Operating margin for the group declined to 5.2% of sales from 7.1% last year.




Oxford Slacks

     Oxford Slacks suffered a sales decline of $17,247,000 or 14.6% to $100,516,000 for the year. This decline is the result of a 10.4% decline in the number of units shipped and a 4.8% decline in the average sales price per unit. Group operating profit decreased $2,404,000 or 26.1% to $6,811,000. The sales decline, closing of one domestic sewing plant and the opening of a new manufacturing facility in the Dominican Republic were responsible for the decrease in profitability. Operating margin declined to 6.8% of net sales from 7.8% last year.

Oxford Womenswear Group

     The Oxford Womenswear Group sales increased $91,866,000 or 51.1% to $271,786,000 for the year. This increase was due to a 44.1% increase in the number of units shipped and a 5.4% increase in the average sales price per unit. Omitting the second quarter acquisition of Next Day Apparel, the group posted a 14.1% increase in the number of units shipped and a 1.9% increase in the average sales price per unit. Operating profit for the Womenswear Group increased $4,480,000 or 90.7% over last year to $9,418,000. Operating margin improved to 3.5% of sales from 2.7% last year despite markdowns and reserve accruals required to bring Next Day in line with Company standards.

1998 Compared to 1997

Total Company

   Net sales increased 10.1% in 1998 from 1997. The increase was due to an 8.7% increase in the unit volume and a 1.4% increase in the average sales price per unit.

     Cost of goods sold decreased to 80.0% in 1998 from 80.5% in 1997. The decrease was the result of faster growth in the licensed designer business, improved manufacturing performance and increased offshore sourcing. Offshore sourcing increased from 73.1% in 1997 to 79.7% in 1998.

     Selling, general and administrative expenses increased by 10.3% to $111,041,000 or 14.3% of net sales in 1998. The increase was due to increased licensed designer business with its inherent higher expense levels, and start-ups including Geoffrey Beene tailored clothing with only marginal sales in 1998.

     Interest expense expressed as a percent of net sales decreased from 0.6% in 1997 to 0.4% in 1998. The reduction in interest expense was due to lower weighted average borrowings.

     The Company's effective tax rate was 39.0% in 1998 and 1997 and does not differ significantly from the Company's statutory rates.

Segment Results

Oxford Shirt Group

     Net sales in the Oxford Shirt Group increased 15.0% to $310,436,000 for the fiscal year. This increase was the result of a 13.2% increase in unit volume and a 1.5% increase in average selling price per unit. Operating profit increased 36.3% to $20,929,000 or 6.7% of net sales. The operating profit increase was due to the increase in sales volume and increased manufacturing efficiency, offset partially by increased Selling, general and administrative expenses related to increased licensed designer business.



Lanier Clothes

     The tailored clothing group posted a sales increase of $14,495,000 or 9.7% to $163,166,000. This increase was due to a unit volume increase of 0.4%, coupled with a 9.4% increase in the average selling price per unit. Group operating profit increased 34.8% to $11,643,000 or 7.1% of net sales. The operating profit increase was primarily due to the increase in average sales price per unit offset somewhat by the higher selling, general and administrative expenses associated with the increased licensed designer business.


Oxford Slacks

     Oxford Slacks suffered a sales decline of $2,990,000 or 2.5% to $117,763,000. This decrease was due to a 4.8% decrease in unit volume partially offset by an increase of 2.5% in the average selling price per unit. Group operating profit declined from 9.8% of net sales in 1997 to 7.8% of net sales in 1998. The operating profit decline was primarily due to manufacturing inefficiencies caused by the loss in sales volume.


Oxford Womenswear Group

     The Oxford Womenswear Group sales increased $18,953,000 or 11.8% to $179,920,000. This increase was the result of a 10.8% increase in unit volume and a 1.2% increase in the average selling price per unit.
Operating profit for the Womenswear Group declined $2,751,000 or 35.8% to $4,938,000. The decline in operating profit was due to margin pressure from its price sensitive customer base.


FUTURE OPERATING RESULTS

     The highly competitive apparel market continues to benefit the consumer, who enjoys a wide choice of apparel at virtually inflation-free prices. This is the result of excess worldwide manufacturing capacity and the search by manufacturers and retailers for low cost production sources around the globe.

    Uncertainties regarding the future retail environment that may affect the Company include excessive retail floor space per consumer, constant heavy discounting at the retail level, continuing consolidation of retailers, low inflation or deflation in wholesale and retail apparel prices and continued growth in direct importing by retailers. Legislation is currently pending in Congress that, if enacted, would grant trade preferences to various Caribbean Basin countries and could materially enhance the competitiveness of the Company's operations in those countries including its operations in Costa Rica, the Dominican Republic and Honduras.

     The Company completed the acquisition of Next Day Apparel, Inc. in an asset purchase on August 31, 1998. Next Day is a manufacturer and marketer of private label womenswear for mass-market retailers.

    The Company had licensed its Merona label to the Target stores division of Dayton Hudson. Target exercised its option to purchase this label at the end of January 1999.

     In March 1998, the Company announced that its Polo/Ralph Lauren for Boys licenses, which expired May 31, 1999, would not be renewed. The Company's sales growth momentum will be temporarily set back by the loss of this license unless another acquisition is completed in 2000.

LIQUIDITY AND CAPITAL RESOURCES

1999 Compared to 1998

     Operating activities generated $39,493,000 in 1999 and $16,157,000 in 1998. The primary factors contributing to this increase were a smaller increase in receivables, and a larger decrease in inventory (net of acquisition) than in the prior year in addition to an increase in trade payables compared to a decrease in 1998.

     Investing activities used $27,267,000 in 1999 compared to $7,842,000 in 1998. This increase was primarily due to the acquisition (asset purchase) of Next Day Apparel, Inc. completed August 31, 1998.

     Financing activities used $11,218,000 in 1999 and $1,559.000 in 1998. The primary difference was due to increased borrowings offset by the purchase and retirement of the Company's common stock.

     The Company owns foreign manufacturing facilities and may acquire or build others in the future. The functional currency for these facilities is the U.S. dollar. Consequently, the amount of monetary assets and liabilities subject to exchange rate risk is immaterial.

     On July 12, 1999, the Company's Board of Directors declared a cash dividend of $0.21 per share payable on August 28, 1999 to shareholders of record on August 13, 1999.


     During 1999, the Company purchased and retired 922,520 shares of the Company's common stock acquired on the open market and in negotiated transactions.

1998 Compared to 1997

     Operating activities generated $16,157,000 in 1998 and $38,947,000 in 1997. The primary factors contributing to the decrease was increased receivables and decreased payables offset by increased net income and reduced inventory.

     Investing activities used $7,842,000 in 1998 and $5,946,000 in 1997. The primary difference in the cash used was increased purchases of property, plant and equipment and decreased proceeds from the sale of property, plant and equipment.

     Financing activities used $1,559,000 in 1998 and $30,703,000 in 1997. The primary difference was a small increase in borrowings in 1998 and a larger decrease in 1997.

FUTURE LIQUIDITY AND CAPITAL RESOURCES

     The Company believes it has the ability to generate cash and/or has available borrowing capacity to meet its foreseeable needs. The sources of funds primarily include funds provided by operations and both short-term and long-term borrowings. The uses of funds primarily include working capital requirements, capital expenditures, acquisitions, stock repurchases, dividends and repayment of short-term and long-term debt. The Company regularly utilizes committed bank lines of credit and other uncommitted bank resources to meet working capital requirements. On May 28, 1999, the Company had available for its use lines of credit with several lenders aggregating $52,000,000. The Company has agreed to pay commitment fees for these available lines of credit. On May 28, 1999, $52,000,000 was in use under these lines, of which $40,000,000 was long-term. In addition, the Company has $221,500,000 in uncommitted lines of credit, of which $123,500,000 is reserved exclusively for letters of credit. The Company pays no commitment fees for these available lines of credit. On May 28, 1999, $21,000,000 was in use under these lines of credit. Maximum borrowings from all these sources during the current year were $108,500,000 of which $40,000,000 was long-term. The Company anticipates continued use and availability of both committed and uncommitted resources as working capital needs may require.

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

YEAR 2000 UPDATE

     The Company is continuing to assess the effects of the Year 2000 issue on its information systems. The Year 2000 issue, which is common to most businesses, concerns the inability of information systems to properly recognize and process dates and date-sensitive information on and beyond January 1, 2000. In 1996, the Company began a Company-wide assessment of the vulnerability of its systems to the Year 2000 issue. Based on such assessment, the Company has developed a Year 2000 compliance plan, under which all primary information systems have been tested, and non-compliant software or technology has been modified or replaced. The Company is continuing to survey the Year 2000 compliance status and compatibility of customers' and suppliers' systems which interface with the Company's systems or could otherwise impact the Company's operations. The Company also continues to evaluate, test, or replace all secondary systems (e.g., alarm systems and computer controlled equipment).

     While the Company currently believes it will be able to modify or replace all affected systems in ample time to minimize any detrimental effects on its operations, failure to do so, or the failure of the Company's major customers and suppliers to modify or replace their affected systems, could have a material adverse impact on the Company's results of operations, liquidity or consolidated financial positions in the future. The most reasonably likely worst case scenario of failure by the Company or its customers or suppliers to resolve the Year 2000 issue would be a temporary slow down or cessation of manufacturing operations at one or more of the Company's facilities and a temporary inability on the part of the Company to timely process orders and billings and to deliver finished product to customers. The Company is considering various contingency options, including identification of alternate suppliers, vendors and service providers, and manual alternatives to systems operation, which will allow the Company to minimize the risks of any unresolved Year 2000 problems on its operations, and to minimize the effect of any unforeseen Year 2000 failures. The Company currently estimates the incremental cost of the work needed to resolve the Year 2000 issue, since the inception of the project in 1996 to its completion, to be approximately $1,600,000. These costs are being expensed as incurred.


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






































                 Oxford Industries, Inc. and Subsidiaries
                       Consolidated Balance Sheets

$ in thousands, except share amounts      May 28, 1999   May 29, 1998

Assets
Current Assets:
 Cash and cash equivalents                   $ 11,077      $ 10,069
 Receivables, less allowance for
   doubtful accounts of $3,659 in 1999 and
   $3,098 in 1998                             114,706       100,789
 Inventories                                  146,928       146,708
 Prepaid expenses                              13,791        13,621
                                              -------       -------
       Total Current Assets                   286,502       271,187

Property, Plant and Equipment, Net             37,347        35,682
 Other Assets, Net                             11,473         4,621
                                              -------       -------
     Total Assets                            $335,322      $311,490
                                             ========      ========

Liabilities and Stockholders' Equity
Current Liabilities:
 Notes payable                                $33,000       $11,500
 Trade accounts payable                        61,397        57,105
 Accrued compensation                          12,897        12,020
 Other accrued expenses                        22,429        18,883
 Dividends payable                              1,694         1,765
 Current maturities of long-term debt             351           449
                                              -------       -------
       Total Current Liabilities              131,768       101,722

Long-Term Debt, less current maturities        40,689        41,428

Noncurrent Liabilities                          4,500         4,500

Deferred Income Taxes                           4,014         4,071

Commitments and Contingencies (Note E)

Stockholders' Equity:
 Common stock*                                  7,932         8,824
 Additional paid-in capital                    11,244        11,554
 Retained earnings                            135,175       139,391
                                              -------       -------
   Total Stockholders' Equity                 154,351       159,769
                                              -------       -------
 Total Liabilities and Stockholders' Equity  $335,322      $311,490
                                             ========      ========


* Par value $1 per share; authorized 30,000,000 common shares; issued and outstanding shares: 7,932,059 in 1999 and 8,823,612 in 1998.
   Par value $1 per share; authorized 30,000,000 preferred shares, none outstanding.

See notes to consolidated financial statements.










                   Oxford Industries, Inc. and Subsidiaries
                     Consolidated Statements of Earnings

                                                 Year Ended:
$  in  thousands, except       May 28, 1999  May  29, 1998  May 30, 1997
per share amounts             ------------   -------------  ------------

Net Sales                          $862,435     $774,518    $703,195

Costs and Expenses:
    Cost of goods sold              698,170      619,690     566,182
    Selling, general and
      administrative                116,284      111,041     100,691
    Interest, net                     4,713        3,421       4,114
                                    -------      -------     -------
                                    819,167      734,152     670,987

Earnings Before Income Taxes         43,268       40,366      32,208
Income Taxes                         16,875       15,743      12,561
                                   --------     --------    --------
Net Earnings                       $ 26,393     $ 24,623    $ 19,647
                                   ========     ========    ========

Basic Earnings Per Common Share       $3.15        $2.79       $2.25
                                      =====        =====       =====

Diluted Earnings Per Common Share     $3.11        $2.75       $2.23
                                      =====        =====       =====


See notes to consolidated financial statements.






































                   Oxford Industries, Inc. and Subsidiaries
               Consolidated Statements of Stockholders' Equity

Additional
                                           Additional
$ in thousands,                 Common     Paid-In   Retained
except per share amounts         Stock     Capital   Earnings   Total

Balance, May 31, 1996            $8,803     $8,211   $111,945   $128,959
    Net earnings                      -         -      19,647     19,647
    Exercise of stock options       77       1,402        (80)     1,399
    Purchase and retirement
       Of common stock             (100)       (59)    (1,341)    (1,500)
    Cash dividends, $.80
      per share                      -          -      (6,988)    (6,988)
                               ---------  ---------  ---------  ---------
Balance, May 30, 1997          $  8,780   $  9,554   $123,183   $141,517
    Net earnings                     -          -      24,623     24,623
    Exercise of stock options        85      2,052       (232)     1,905
    Purchase and retirement
      of common stock               (41)       (52)    (1,120)    (1,213)
    Cash dividends, $.80
      per share                      -          -      (7,063)    (7,063)
                               ---------  ---------  ---------  ---------
Balance, May 29, 1998            $8,824    $11,554    $139,391  $159,769
    Net earnings                     -          -       26,393    26,393
    Exercise of stock options        31        777       (100)       708
    Purchase and retirement
      of common stock              (923)    (1,087)   (23,708)   (25,718)
    Cash dividends, $.82
      per share                       -          -     (6,801)    (6,801)
                               --------   --------   --------   --------
Balance, May 28, 1999            $7,932    $11,244   $135,175   $154,351
                               ========   =======    ========   ========
See notes to consolidated financial statements.









                    Oxford Industries, Inc. and Subsidiaries
                    Consolidated Statements of Cash Flows
                                          May 28,    May 29,   May 30,
$ in thousands   Year ended:               1999        1998      1997
                                          -------    -------   -------
 Cash Flows from Operating Activities:
   Net earnings                          $26,393     $24,623   $19,647
   Adjustments to reconcile net earnings
    to net cash provided by  (used in) operating
     activities
     Depreciation and amortization        8,933       8,107     9,078
     Gain on sale of property, plant
     and equipment                         (661)       (492)     (285)
   Changes in working capital:
     Receivables                        (13,865)    (23,018)    6,822
     Inventories                         13,901       3,073   (12,992)
     Prepaid expenses                       (73)      2,459    (2,333)
     Trade accounts payable               4,072      (2,419)    9,848
     Accrued expenses and other
       current liabilities                  911       2,661     8,003
   Deferred income taxes                    (57)      1,066     1,219
   Other noncurrent assets                  (61)         97       (60)
                                          -------   -------   --------
     Net cash provided by
       operating activities              39,493      16,157    38,947

 Cash Flows from Investing Activities:
   Acquisitions                         (21,712)          -         -
   Purchase of property, plant
     and equipment                       (7,063)     (8,801)   (7,622)
   Proceeds from sale of property,
     plant and equipment                  1,508         959     1,676
                                          -------   -------   -------
     Net cash used in investing
          activities                    (27,267)     (7,842)   (5,946)

 Cash Flows from Financing Activities:
   Short-term borrowings(repayment)      21,500       7,500   (21,500)
   Long-term debt repayments               (837)     (2,697)   (2,109)
   Proceeds from exercise of stock
     options                                708       1,905     1,399
   Purchase and retirement of
       common stock                     (25,718)     (1,213)   (1,500)
   Dividends on common stock             (6,871)     (7,054)   (6,993)
                                        -------      -------   -------
     Net cash used in
       financing activities             (11,218)     (1,559)  (30,703)

 Net change in cash and cash equivalents  1,008       6,756     2,298
 Cash and cash equivalents at beginning
    of period                            10,069       3,313     1,015
                                        -------      ------    ------
 Cash and cash equivalents at end
   of period                            $11,077     $10,069   $ 3,313
                                        =======     =======   =======


 Supplemental Disclosures of Cash Flow Information
  Cash Paid For:
   Interest                             $ 4,766     $ 3,333   $ 4,072
   Icome taxes                           17,011      12,074    12,423
                                         =======    =======   =======


 See notes to consolidated financial statements.



                NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 OXFORD INDUSTRIES, INC. AND SUBSIDIARIES

        Years Ended May 28, 1999, May 29, 1998 and May 30, 1997

A.  Summary of Significant Accounting Policies:

1. Principal Business Activity--Oxford Industries, Inc. (the "Company") is engaged in the design, manufacture and sale of consumer apparel for men, women and children. Principal markets for the Company are customers located primarily in the United States. Company, owned manufacturing facilities are located primarily in the southeastern United States, Central America and Asia. In addition, the Company uses foreign and domestic contractors for other sources of production.

2. Principles of Consolidation--The consolidated financial statements include the accounts of the Company and all of its subsidiaries. All material intercompany balances, transactions and profits have been eliminated.

3.  Fiscal Period--The Company's fiscal year ends on the Friday nearest May
31. The fiscal year includes operations for a 52-week period in 1999, 1998 and 1997.

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

11. Change in Accounting Principles-The Company will be adopting Statement of Position 98-1 (SOP 98-1), Accounting for the Costs of Computer Software Developed or Obtained for Internal Use, effective with the fiscal year 2000 financial statements. SOP 98-1 requires that certain costs of developing or obtaining software for internal use be capitalized. This will have no impact on prior years' financial statements. Management does not expect SOP 98-1 to have a significant impact on the Company's financial condition or results of operations.
         In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." This Statement establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, (collectively referred to as derivatives) and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. Management does not expect SFAS No. 133 to have a significant impact on the Company's financial condition or results of operations. The Company will adopt this in its fiscal 2002 financial statements.


     B.  Inventories:

The components of inventories are summarized as follows:


$ in thousands                   May 28, 1999  May 29, 1998

Finished goods                    $ 92,195       $89,906
Work in process                     24,579        24,330
Fabric                              23,280        25,750
Trim and supplies                    6,874         6,722
                                 ---------      --------
                                 $ 146,928      $146,708
                                 =========      ========
     The excess of replacement cost over the value of inventories based upon the LIFO method was $37,367,000 at May 28, 1999 and $39,205,000 at May 29, 1998. Changes in the LIFO reserve increased earnings $0.13 per share basic in 1999 and decreased earnings $0.06 per share basic in 1998.

      During fiscal 1999, inventory quantities were reduced, which resulted in a liquidation of LIFO inventory layers carried at lower costs which prevailed in prior years. The effect of the liquidation was to decrease cost of goods sold by approximately $1,174,000 and to increase net earnings by $716,000 or $0.09 per share basic. During fiscal 1998, the effect of the liquidation was to decrease cost of good sold by approximately $591,000 and to increase net earnings by $361,000 or $0.04 per share basic. There were no significant liquidations of LIFO inventories in 1997.

C.  Property, Plant and Equipment:

Property, plant and equipment, carried at cost, is summarized as follows:

$ in thousands                  May 28, 1999   May 29, 1998
Land                               $  2,257     $  2,348
Buildings                            29,238       30,456
Machinery and equipment              74,791       72,104
Leasehold improvements                5,641        5,313
                                   --------      -------
                                    111,927      110,221
Less accumulated depreciation
     and amortization                74,580       74,539
                                    -------      -------
                                    $37,347      $35,682
                                    =======      =======

D.  Notes Payable and Long-Term Debt:

The Company had available for its use lines of credit with several lenders aggregating $52,000,000 at May 28, 1999. The Company has agreed to pay commitment fees for these available lines of credit. At May 28, 1999, $52,000,000 was borrowed under these lines at various rates ranging from 5.2875% to 5.54%. Of the $52,000,000, $40,000,000 is long-term debt. In addition, the Company has $221,500,000 in uncommitted lines of credit, of which $123,500,000 is reserved exclusively for letters of credit. The Company pays no commitment fees for these available lines of credit. At May 28, 1999, $21,000,000 was borrowed under these lines of credit at various rates ranging from 5.3375% to 5.3575%. The weighted average interest rate on short-term borrowings during fiscal 1999 was 5.5%.

A summary of long-term debt is as follows:

$ in thousands                        May 28, 1999     May 29, 1998

Note payable to bank, the rate is a
  margin above bank's cost of funds,
  which may fluctuate during the life
  of the loan (at May 28, 1999 the
  rate was 5.2875%);
  due in August 2000                     $ 40,000         $ 40,000

Industrial revenue bonds and mortgage
 notes at fixed rates of 6.1% to 7.0%
 and a varying rate of 79.5% of prime
 (prime was 7.75% at
  May 28, 1999); due in varying
 installments to 2004                       1,040           1,877
                                          -------         -------
                                           41,040          41,877
Less current maturities                       351             449
                                           ------          ------
                                          $40,689         $41,428
                                          =======         =======

     Property, plant and equipment with an aggregate carrying amount at May 28, 1999 of approximately $961,000 is pledged as collateral on the industrial revenue bonds.

     The aggregate maturities of long-term debt are as follows:

$ in thousands

Fiscal year
     2000                                              $    351
     2001                                                40,192
     2002                                                   191
     2003                                                   186
     2004                                                   110
     Thereafter                                              10
                                                          ------
                                                         $41,040
                                                         =======


















E.  Commitments and Contingencies:

The Company has operating lease agreements for buildings, sales offices and equipment with varying terms to 2008. The total rent expense under all leases was approximately $5,897,000 in 1999, $4,486,000 in 1998 and $4,323,000 in 1997.
     The aggregate minimum rental commitments for all noncancellable operating leases with terms of more than one year are as follows:

$ in thousands
Fiscal year:
     2000                      $ 4,018
     2001                        2,728
     2002                        2,386
     2003                        2,081
     2004                        1,610
     Thereafter                  4,209
                               -------
                               $17,032
                               =======

     The Company is also obligated under certain apparel license and design agreements to make future minimum payments as follows:

$ in thousands
Fiscal Year:
     2000                      $ 3,156
     2001                        1,150
                               -------
                                $4,306
                               =======

     The  Company  uses  letters  of credit to facilitate  certain  apparel
purchases.   The total amount of letters of credit outstanding at  May  28,
1999 was approximately $63,142,000.

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

F.  Stock Options:
      At May 28, 1999, 495,260 shares of common stock were reserved for issuance under stock options plans. The options granted under the stock option plans expire either five years or ten years from the date of grant. Options granted, vest in five annual installments. The Company has elected as permitted under FASB Statement 123, "Accounting for Stock-Based Compensation," to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25) and related interpretations in accounting for its employee stock options. Under APB 25, because the exercise price of the Company's employee stock option equals the market price of the underlying stock on the date of the grant, no compensation expense is recognized.

      Pro forma information, regarding net income and income per share, is required by Statement 123 and has been determined as if the Company had accounted for its associate stock option plans under the fair value method of that statement. The fair value of these options was estimated at the date of the grant using the Black-Scholes option pricing model with the following assumption ranges: Risk-free interest rates between 6.51% and 5.09%, dividend yields between 4.5% and 2.4%, volatility factors between
 .304 and .312, and the expected life of the options was 5 years. Using this valuation model, the weighted average grant date value of options granted during the year ended May 28, 1999, was $10.00 per option.


           The effect of applying the fair value method of Statement 123 to the Company's option plan does not result in net income and net income per share that are materially different from the amounts reported in the Company's consolidated financial statements as demonstrated below (amounts in thousands except per share data):
                                      1999      1998       1997

Pro forma net income               $26,154    $24,493    $19,555
Pro forma earnings
  per share-basic                    $3.13      $2.77      $2.24
Pro forma earnings
  per share-diluted                  $3.09      $2.73      $2.22


     A summary of the status of the Company's stock option plan and changes during the years ended is presented below.

                                   1999         1998          1997
                                      Weighted        Weighted       Weighted
                                      Average         Average        Average
                                      Exercise        Exercise       Exercise
                              Shares  Price    Shares Price  Shares  Price
Outstanding, beginning of
  year                        436,800   $21   541,970  $21    327,740   $22
Granted                       120,250    36     2,500   32    302,500    18
Exercised                     (33,320)   19   (93,510)  19    (80,020)   15
Forfeited                     (18,990)   22   (14,160)  20     (8,250)   25
                              -------   ---   -------- ---    -------   ---
Outstanding, end of year      504,740   $25   436,800  $21    541,970   $21

Options exercisable, end of
  year                        219,940         131,480         125,800

The following table summarizes information about stock options outstanding as of May 28, 1999.

Date of          Number of       Exericse      Number      Expiration
Option Grant     Shares          Price       Exercisable   Date
Aug.  4, 1994     144,440          $27.56       144,440   Aug.  4, 1999
Jul. 17, 1995       5,000           17.94         3,000   Jul. 17, 2000
Sep. 16, 1996     234,300           17.75        72,000   Sep. 16, 2001
Jan.  5, 1998       2,500           32.28           500   Jan.  5, 2003
Jul 13, 1998      116,000           35.66             0   Jul. 13, 2008
Sep. 24, 1998       2,500           30.72             0   Sep. 24, 2008
                  -------                       -------
                  504,740                       219,940
                  =======                       =======

The Company has a Restricted Stock Plan for issuance of up to 100,000 shares of common stock. At May 28, 1999, 779 shares were outstanding under this plan. The plan allows the Company to compensate its key employees with shares of common stock containing restrictions on sale and other restrictions in lieu of cash compensation.

G.  Significant Customers:

In fiscal 1999, the Company had four customers that accounted for between 10% and 12% each of the Company's total sales. Approximately 15% in 1998 and 21% in 1997 of the Company's revenues were derived from sales to a national retail chain. Approximately 12% in 1998 and 10% in 1997 of the Company's revenues were derived from sales to another national retailer.


The Company provides credit, in the normal course of business, to a large number of retailers in the apparel industry. Approximately 60% of gross accounts receivable at May 28, 1999, 56% at May 29, 1998 and 58% at May 30, 1997 were attributed to the Company's ten largest customers. The Company performs ongoing credit evaluations of its customers and maintains allowances for potential credit losses.


H.  Retirement Programs:

The Company has retirement savings programs covering substantially all full-time U.S. employees. If a participant decides to contribute, a portion of the contribution is matched by the Company. Total expense under these programs was $1,427,000 in 1999, $1,351,000 in 1998 and $1,301,000 in
1997.

I.  Income Taxes:
The provision (benefit) for income taxes includes the following:

$ in thousands                 1999        1998      1997
Current:
Federal                     $15,623     $11,699   $10,325
State                         2,282       1,793     1,635
Foreign                         764         659       444
                             -------     ------    ------
                             18,669      14,151    12,404
Deferred                     (1,794)      1,592       157
                            -------      ------    ------
                            $16,875     $15,743   $12,561
                            ========    =======   =======


Reconciliations of the U.S. federal statutory income tax rates and the Company's effective tax rates are summarized as follows:

                                       1999        1998        1997
Statutory rate                         35.0%       35.0%       35.0%
State income taxes - net of
     federal income tax benefit         2.7         3.3         3.3
Foreign                                 1.7         1.6         1.4
Tax credits                               -        (0.3)       (0.3)
Nondeductible expenses and other, net  (0.4)       (0.6)       (0.4)
                                       -----------------------------
Effective rate                         39.0%       39.0%       39.0%
                                       =============================


     Deferred tax assets and liabilities as of May 28, 1999 and May 29, 1998, are comprised of the following ($ in thousands):

     Deferred Tax Assets:               May 28, 1999  May 29, 1998
      Inventory                             $ 4,050     $ 3,144
      Compensation                              965         997
      Group insurance                           949         373
      Allowance for bad debts                 1,400       1,185
      Environmental                           1,721       1,721
      Other, net                              2,027       1,967
                                             ------      ------
          Deferred Tax Assets               $11,112      $9,387

      Deferred Tax Liabilities:
      Depreciation - property, plant
        and equipment                         1,064       1,470
      Foreign                                 1,906       1,849
      Other, net                              1,467       1,187
                                             ------     -------
      Deferred Tax Liabilities                4,437       4,506
                                             ------     -------
      Net Deferred Tax Asset                $ 6,675     $ 4,881
                                            =======     =======



J.  Equity and Earnings Per Share:

      Basic earnings per share is computed based on the weighted average number of shares of common stock outstanding of 8,368,899 in 1999;
8,828,501 in 1998 and 8,743,557 in 1997. The dilution effect of stock options outstanding during 1999, 1998 and 1997 added 108,553, 128,897 and 72,671, respectively, to the weighted average shares outstanding for purposes of calculating diluted earnings per share.



K. Segments

Oxford Industries, Inc adopted SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information", which requires certain financial statement footnote disclosure as to the Company's business segments, which are the Oxford Shirt Group, Lanier Clothes, the Oxford slacks Group, the Oxford Womenswear Group and corporate and other.

The Shirt Group operations encompass dress and sport shirts, and a broad range of men's and boys' sportswear. Lanier Clothes produces suits, sportcoats, suit separates and dress slacks. Oxford Slacks is a producer of private label dress and casual slacks and shorts. The Oxford Womenswear Group is a producer of budget and moderate priced private label women's apparel. Corporate and other includes the Company's corporate offices, transportation and logistics and other costs and services that are not allocated to operating groups.



                   Oxford                        Oxford
                   Shirt     Lanier     Oxford  Womenswear Corporate
$ in thousand      Group     Clothes    Slacks   Group     and other Total

1999
Sales             $313,171   $173,924  $100,516  $271,786  $3,038   $862,435
Depreciation
 and amortization    2,956      2,055     1,102     1,741   1,079      8,933
Operating profit    20,455      9,128     6,811     9,418   2,169     47,981
Interest expense, net                                                  4,713
Earnings before taxes                                                 43,268
Assets             112,596    100,092    38,208    88,063  (3,637)   335,322
Purchase of property,
 plant and
  equipment          2,886      2,182       744       854     397      7,063

1998
Sales             $310,436   $163,166  $117,763  $179,920  $3,233   $774,518
Depreciation
 and amortization    3,289      1,919     1,187       622   1,090      8,107
Operating profit    20,929     11,643     9,215     4,938  (2,938)    43,787
Interest expense, net                                                  3,421
Earnings before taxes                                                 40,366
Assets             146,228     91,003    45,052    44,861 (15,654)   311,490
Purchase of property,
 plant and
  equipment          3,567      3,031     1,077       328     798      8,801

1997
Sales             $270,049   $148,671  $120,753  $160,967  $2,755   $703,195
Depreciation
 and amortization    3,733      1,856     1,006       747   1,736      9,078
Operating profit    15,360      8,639    11,878     7,689  (7,244)    36,322
Interest expense, net                                                  4,114
Earnings before taxes                                                 32,208
Assets             131,772     79,093    47,782    41,603  (13,133)  287,117
Purchase of property,
 plant and
  equipment          2,526      1,414     2,369       446      867     7,622




---------------------------------------------------------------------------
L.  Summarized Quarterly Data (Unaudited):

Following is a summary of the quarterly results of operations for the years ended May 28, 1999, May 29, 1998 and May 30, 1997:

                                          Fiscal Quarter
$ in thousands, except
per share amounts          First      Second    Third     Fourth    Total

 1999*
Net sales                $198,606   $232,521   $206,027  $225,281  $862,435
Gross profit               40,032     43,675     39,976    40,582   164,265
Net earnings                5,966      8,041      6,328     6,058    26,393
Basic earnings per share     0.68       0.95       0.77      0.75      3.15
Diluted earnings
  per share                  0.67       0.94       0.76      0.74      3.11

  1998
Net sales                $193,242   $208,062   $178,677  $194,537  $774,518
Gross profit               36,645     41,679     35,520    40,984   154,828
Net earnings                5,410      7,781      5,391     6,041    24,623
Basic earnings per share     0.61       0.88       0.61      0.69      2.79
Diluted earnings
 per share                   0.61       0.87       0.60      0.67      2.75

1997*
Net sales                $172,517   $203,234   $167,470  $159,974  $703,195
Gross profit               31,574     36,959     33,597    34,883   137,013
Net earnings                3,475      6,599      4,399     5,174    19,647
Basic earnings
  per share                  0.40       0.75       0.51      0.59      2.25
Diluted earnings
  per share                  0.40       0.75       0.50      0.58      2.23


*Includes an after-tax LIFO adjustment in the fourth quarter of $1,837,687 or $0.13 per share favorable in 1999 and $1,266,088, or $0.09 per share favorable in 1997.


--------------------------------------------------------------------------
Net Sales by Product Class

The following table sets forth separately in percentages net sales by class of similar products for each of the last three fiscal years:
                                   1999         1998         1997
Net Sales:
     Menswear                       68%          77%          77%
     Womenswear                     32%          23%          23%
                                   ----         ----          ----
                                    100%         100%         100%
                                   =====        =====         ====


                        Common Stock Information:
                 Market Price on the               Quarterly Cash Dividend
              New York Stock Exchange                Per Share
                Fiscal 1999   Fiscal 1998         Fiscal 1999   Fiscal 1998
               High     Low   High     Low
1st Quarter   37      28 1/4  34       23 3/8        .20           .20
2nd Quarter   31      26 1/4  37 3/4   32 1/2        .20           .20
3rd Quarter   29 5/8  23      34 7/8   28 5/8        .21           .20
4th Quarter   28 1/2  21 9/16 37       29 5/16       .21           .20

At the close of fiscal 1999, there were 671 stockholders of record.






            MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING
               AND REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


      The  management  of  Oxford Industries, Inc. is responsible  for  the integrity and objectivity of the consolidated financial statements and other financial information presented in this report. These statements have been prepared in conformity with generally accepted accounting principles consistently applied and include amounts based on the best estimates and judgments of management.

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

      The consolidated financial statements for the years ended May 28, 1999, May 29, 1998 and May 30, 1997 have been audited by Arthur Andersen LLP, independent public accountants. In connection with its audits, Arthur Andersen LLP, develops and maintains an understanding of Oxford's accounting and financial controls and conducts tests of Oxford's accounting systems and other related procedures as it considers necessary to render an opinion on the financial statements.

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




Ben B. Blount, Jr.
Executive Vice President-
Finance, Planning and Administration
and Chief Financial Officer




























To Oxford Industries, Inc.

     We have audited the accompanying consolidated balance sheets of Oxford Industries, Inc. (a Georgia corporation) and Subsidiaries as of May 28, 1999 and May 29, 1998 and the related consolidated statements of earnings, stockholders' equity, and cash flows for each of the three years in the period ended May 28, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Oxford Industries, Inc. and subsidiaries as of May 28, 1999 and May 29, 1998 and the results of their operations and their cash flows for each of the three years in the period ended May 28, 1999 in conformity with generally accepted accounting principles.


Atlanta, Georgia
July 9, 1999