Form 10-K, Exhibit 13
period 2000-06-02
OXFORD INDUSTRIES INC
filed 2000-08-24
CIK 75288

Exhibit 13

SELECTED FINANCIAL DATA FOR ANNUAL REPORT
OXFORD INDUSTRIES, INC.



Selected Financial Data


$ and shares in thousands, except per share amounts
Year Ended:              JUNE 2, 2000   MAY 28, 2000  MAY 29, 2000   MAY 30, 1998 MAY 31, 1996

Net sales                    $839,533      $862,435      $774,518     $703,195    $664,443
Cost of goods sold            685,841       698,170       619,690      566,182     548,612
Selling, general and
 administrative expenses      112,056       116,284       111,041      100,691     101,617
Provision for environmental
  Remediation                       -             -             -            -       4,500
Interest, net                   3,827         4,713         3,421        4,114       6,057
Earnings before income taxes   37,809        43,268        40,366        32,208      3,657
Income taxes                   14,368        16,875        15,743        12,561      1,463
Net earnings                   23,441        26,393        24,623        19,647      2,194
Basic earnings per common
  Share                          3.04          3.15          2.79         2.25        0.25
Basic number of shares
  outstanding                   7,718         8,369         8,829        8,744       8,749
Diluted earnings per common
  Share                          3.02          3.11          2.75         2.23        0.25
Diluted number of shares
  outstanding                   7,751         8,477         8,957        8,816       8,838
Dividends                       6,444         6,801         7,063        6,988       7,007
Dividends per share              0.84          0.82          0.80         0.80        0.80
Total assets                  336,566       335,322       311,490      287,117     279,103
Long-term obligations          40,513        40,689        41,428       41,790      45,051
Stockholders' equity          164,314       154,351       159,769      141,517     128,959
Capital expenditures            5,927         7,063         8,801        7,622       8,192
Book value per share at
  year-end                      21.48         19.46         18.11        16.12       14.65
Return on average
  stockholders' equity           14.7%         16.8%         16.3%        14.5%        1.7%
Return on average total assets    7.0%          8.2%          8.2%         6.9%        0.7%




































             MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                    CONDITION AND RESULTS OF OPERATIONS




RESULTS OF OPERATIONS

     The following table sets forth items in the Consolidated Statements of Earnings as a percent of net sales and the percentage change of those items as compared to the prior year. FY 2000 included a 14 week fourth quarter and the total year contained 53 weeks. FY 1999 and 1998 included a 13 week fourth quarter and both years contained 52 weeks.


                                    FISCAL YEARS
                                   PERCENT OF SALES         PERCENT CHANGE
                               2000   1999    1998     99-00   98-99

Net Sales                      100.0% 100.0%  100.0%   -2.7%   11.4%
Cost of Goods Sold              81.7%  81.0%   80.0%   -1.8%   12.7%
Gross Profit                    18.3%  19.0%   20.0%   -6.4%    6.1%
Selling, general and
  administrative                13.3%   13.5%    14.3%  -3.6%   4.7%
Operating income                 5.0%   5.6%    5.7%   -13.2%   9.6%
Interest, net                    0.5%   0.5%    0.4%   -18.8%  37.8%
Earnings before income taxes     4.5%   5.0%    5.2%   -12.6%   7.2%
Income taxes                     1.7%   2.0%    2.0%   -14.9%   7.2%
Net earnings                     2.8%   3.1%    3.2%   -11.2%   7.2%

Segment Definition
     The Company's business segments are the Oxford Shirt Group, Lanier Clothes, Oxford Slacks, the Oxford Womenswear Group and Corporate and Other. The Shirt Group operations encompass dress shirts, sport shirts, golf wear and a broad range of men and boy's sportswear. Lanier Clothes produces suits, sportcoats, suit separates and dress slacks. Oxford Slacks is a producer of private label dress and casual slacks and shorts. The Womenswear Group is a producer of a broad range of private label women's sportswear. Corporate and other includes the Company's corporate offices, transportation and logistics and other costs and services that are not allocated to operating groups. All data with respect to the Company's specific segments included within "Management's Discussion and Analysis" is presented before applicable intercompany eliminations. See Note K of Notes to Consolidated Financial Statements.

Net Sales                                              Percent Change
$ in thousands            2000      1999      1998       99-00    98-99

Oxford Shirt Group      $240,228   $313,171   $310,436  -23.3%     0.9%
Lanier Clothes           174,805    173,924    163,166    0.5%     6.6%
Oxford Slacks             99,880    100,516    117,763   -0.6%   -14.6%
Oxford Womenswear Group  324,352    271,786    179,920   19.3%    51.1%
Corporate and Other          268      3,038      3,233  -91.2%    -6.0%

Total Net Sales         $839,533   $862,435   $774,518   -2.7%     11.4%



Operating Profit                                  Percent Change
$ in Thousands              2000    1999     1998    99-00     98-99

Oxford Shirt Group        $ 13,313  $20,455  $20,929  -34.9%     -2.3%
Lanier Clothes              11,602   9,128   11,643    27.1%    -21.6%
Oxford Slacks                3,931   6,811    9,215   -42.3%    -26.1%
Oxford Womenswear Group     20,830   9,418    4,938   121.2%     90.7%
Corporate and Other         (8,040)  2,169   (2,938)     NM        NM

Total Operating Profit    $ 41,636 $47,981   $43,787  -13.2%      9.6%


2000 Compared to 1999

Total Company

     Net sales decreased 2.7% in 2000 from 1999. The decline was due to a 9.7% decline in average selling price per unit, offset by a 7.7% increase in the number of units shipped. Excluding the discontinued Polo for Boys division, net sales for the year increased 7.9%. Excluding Polo the increase was due to an 18.7% increase in the number of units shipped, offset by a 9.2% decline in the average sales price per unit.

     Cost of goods sold increased to 81.7% of net sales in 2000 from 81.0% in 1999. The discontinued Polo for Boys and the growth in the Company's womenswear business were primarily responsible for the shift in the sales mix toward lower margin products. The Company sourced 89.4% of its products offshore in 2000, compared to 85.4% in 1999.

     Selling, general and administrative expenses (SG&A) expressed as a percent of net sales declined from 13.5% to 13.3%. The discontinued Polo for Boys and the growth in the Company's womenswear business with its lower SG&A structure are primarily responsible for this decline.

     Interest expense expressed as a percent of net sales remained constant at 0.5% in 1999 and 2000. A decrease in weighted average borrowings was offset by higher weighted average interest rates.

     The Company's effective tax rate was 38.0% in 2000 and 39.0% in 1999 and did not differ significantly from the Company's statutory rates.

Segment Results

Oxford Shirt Group

     Net sales declined 23.3% to $240,228,000. The decline was principally the result of the loss of the Polo for Boys license. Excluding Polo for Boys, sales increased 4.7%. SG&A expenses declined in absolute terms, while increasing from 16.8% of net sales in 1999 to 18.0% in 2000. The decline in SG&A was due to the discontinuation of Polo for Boys offset by integration expenses for the new Izod Club division in the second and third quarters and start up costs for the new DKNY Kids business in the fourth quarter. Operating profit declined 34.9% to $13,313,000.

     During the second quarter the Company acquired substantially all of the Izod Club Golf assets and licensed the Izod Club name for men's, women's and junior golf apparel. The Izod Club lines will continue to be distributed through pro shops, resorts and golf specialty retailers.

     During the third quarter, the Company signed a licensing agreement with Donna Karan International to market DKNY Kids in the United States and Canada. The fall 2000 line will be shipped by the Company.

Lanier Clothes

     The tailored clothing group posted a sales increase of 0.5%. An increase of 8.2% in the number of units shipped was offset by a 7.1% decline in the average selling price per unit. This change is due to a shift in product mix away from tailored suits toward dress slacks, sportscoats and suited separates. Operating profit increased 27.1% to $11,602,000, primarily due to improved gross margins.

     During the third quarter, the Company signed a licensing agreement with Levi Strauss & Co. to market a Slates collection of soft suitings, tailored components and sportscoats. The line will be introduced for Spring 2001 delivery.

Oxford Slacks

     Oxford Slacks posted a 0.6% sales decline. A 3.4% decline in the average sales price per unit was partially offset by a 2.8% increase in the number of units shipped. Sourcing difficulties resulting from a quota situation in the Far East severely impacted profitability. Operating income declined 42.3% to $3,931,000.

Oxford Womenswear Group

     The Oxford Womenswear Group reported a 19.3% increase in net sales. The unit sales increase of 26.7% was slightly offset by a 5.8% decline in the average selling price per unit. Operating income increased 121.2% to $20,830,000. The dramatic improvement in profitability was driven by the successful integration of the Next Day Apparel business and an outstanding year in Sportswear Collections.

Corporate and Other

     Net sales declined due to the discontinuation of the Merona royalties. The decline in Operating Income was primarily due to the loss of royalty income and LIFO inventory adjustments.

FUTURE OPERATING RESULTS

     The highly competitive apparel market continues to benefit the consumer, who enjoys a wide choice of apparel at virtually inflation-free prices. This is the result of excess worldwide manufacturing capacity and the search by manufacturers and retailers for low cost production sources around the globe.

    Uncertainties regarding the future retail environment that may affect the Company include continued excessive retail floor space per consumer, constant heavy discounting at the retail level, low inflation or deflation in wholesale and retail apparel prices and continued growth in direct importing by retailers. Legislation has passed in Congress that will grant trade preferences to various Caribbean Basin countries and could materially enhance the competitiveness of the Company's operations in those countries including its operations in Costa Rica, the Dominican Republic and Honduras.

     Uncertainties about the economy and consumer spending moderate the Company's near term growth expectations. The Company remains optimistic about continued profitability improvement in the coming fiscal year. The Company will continue its search for acquisitions and licenses with a focus on high value-added private label and branded opportunities.

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

     Cost of goods sold increased to 81.0% of net sales in 1999 from 80.0% in 1998. This increase was due to a shift in product mix, start up costs for new offshore manufacturing capacity and higher markdowns. The Company produced 85.4% of its products offshore in 1999, compared to 79.7% in 1998.

     Selling general and administrative expenses expressed as a percent of net sales declined to 13.5% in 1999 from 14.3% in 1998. In addition to ongoing expense control initiatives, Next Day Apparel and the growth in the Company's lower expense private label business facilitated the decline.

    Interest expense expressed as a percent of net sales increased to 0.5% in 1999 from 0.4% in 1998. This increase was due to increased borrowings resulting from the Next Day acquisition and the repurchase of 922,520 shares of the Company's common stock.


     The Company's effective tax rate was 39.0% in 1999 and 1998 and did not differ significantly from the Company's statutory rates.





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


LIQUIDITY AND CAPITAL RESOURCES


2000 Compared to 1999

     Operating activities generated $34,618,000 in 2000 and $39,493,000 in 1999. The primary factors contributing to this decline were decreased net earnings and increased inventory offset by a decline in receivables and an increase in payables.

     Investing activities used $8,681,000 in 2000 and $27,267,000 in 1999. The primary difference was the acquisition of Next Day Apparel, Inc. in the prior year.

     Financing activities used $28,389,000 in 2000 and $11,218,000 in 1999.
The primary differences were the reduction in short-term borrowings in the current year offset by the decreased purchase and retirement of common stock.

     The Company owns foreign manufacturing facilities and may acquire or build others in the future. The functional currency for these facilities is the U.S. dollar. Consequently, the amount of monetary assets and liabilities subject to exchange rate risk is immaterial.

     On July 10, 2000, the Company's Board of Directors declared a cash dividend of $0.21 per share payable on September 2, 2000 to shareholders of record on August 15, 2000.

     During 2000, the Company purchased and retired 296,500 shares of the Company's common stock acquired on the open markets and in negotiated transactions.

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

     Financing activities used $11,218,000 in 1999 and $1,559,000 in 1998. The primary difference was due to increased borrowings offset by the purchase and retirement of the Company's common stock.

     During 1999, the Company purchased and retired 922,520 shares of the Company's common stock acquired on the open market and in negotiated transactions.

FUTURE LIQUIDITY AND CAPITAL RESOURCES

     The Company believes it has the ability to generate cash and/or has available borrowing capacity to meet its foreseeable needs. The sources of funds primarily include funds provided by operations and both short-term and long-term borrowings. The uses of funds primarily include working capital requirements, capital expenditures, acquisitions, stock repurchases, dividends and repayment of short-term and long-term debt. The Company regularly utilizes committed bank lines of credit and other uncommitted bank resources to meet working capital requirements. On June 2,2000, the Company had available for its use lines of credit with several lenders aggregating $52,000,000. The Company has agreed to pay commitment fees for these available lines of credit. On June 2,2000, $52,000,000 was in use under these lines, of which $40,000,000 was long-term. In addition, the Company has $231,500,000 in uncommitted lines of credit, of which $143,500,000 is reserved exclusively for letters of credit. The Company pays no commitment fees for these available lines of credit. On June 2, 2000, $6,500,000 was in use under these lines of credit. Maximum borrowings from all these sources during the current year were $82,500,000 of which $40,000,000 was long-term. The Company anticipates continued use and availability of both committed and uncommitted resources as working capital needs may require.

     The Company considers possible acquisitions of apparel-related businesses that are compatible with its long-term strategies. The Company's Board of Directors has authorized the Company to purchase shares of the Company's common stock in the open market and in negotiated trades as conditions and opportunities warrant. There are no present plans to sell securities (other than through employee stock option plans and other employee benefits) or enter into off-balance sheet financing arrangements.

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




                 Oxford Industries, Inc. and Subsidiaries
                       Consolidated Balance Sheets

$ in thousands, except share amounts         June 2, 2000   May 28, 1999

Assets
Current Assets:
 Cash and cash equivalents                      $ 8,625       $ 11,077
 Receivables, less allowance for
   doubtful accounts of $3,363 in 2000 and
   $3,659 in 1999                               112,867        114,706
 Inventories                                    153,237        146,928
 Prepaid expenses                                12,826         13,791
                                                -------        -------
       Total Current Assets                     287,555        286,502

Property, Plant and Equipment, Net               37,107         37,347
 Other Assets, Net                               11,904         11,473
                                                -------        -------
     Total Assets                              $336,566       $335,322
                                               ========       ========

Liabilities and Stockholders' Equity
Current Liabilities:
 Notes payable                                  $18,500        $33,000
 Trade accounts payable                          68,421         61,397
 Accrued compensation                            12,026         12,897
 Other accrued expenses                          22,713         22,429
 Dividends payable                                1,607          1,694
 Income taxes payable                             1,148              -
 Current maturities of long-term debt               205            351
                                                -------         ------
       Total Current Liabilities                124,620        131,768

Long-Term Debt, less current maturities          40,513         40,689

Noncurrent Liabilities                            4,500          4,500

Deferred Income Taxes                             2,619          4,014

Commitments and Contingencies (Note E)

Stockholders' Equity:
 Common stock*                                    7,651          7,932
 Additional paid-in capital                      11,309         11,244
 Retained earnings                              145,354        135,175
                                                -------       --------
   Total Stockholders' Equity                   164,314        154,351
                                                -------        -------
 Total Liabilities and Stockholders' Equity    $336,566       $335,322
                                               ========       ========


*  Par value $1 per share; authorized 30,000,000 common shares; issued  and
outstanding shares:     7,651,115 in 2000 and 7,932,059 in 1999.
   Par value $1 per share; authorized 30,000,000 preferred shares; none outstanding.

See notes to consolidated financial statements.










                   Oxford Industries, Inc. and Subsidiaries
                     Consolidated Statements of Earnings

                                                 Year Ended
$  in  thousands, except          June 2, 2000  May  28, 1999 May 29, 1998
per share amounts                 ------------  ------------  ------------

Net Sales                             $839,533     $862,435      $774,518

Costs and Expenses:
  Cost of goods sold                   685,841      698,170       619,690
  Selling, general and administrative  112,056      116,284       111,041
  Interest, net                          3,827        4,713         3,421
                                       -------      -------       -------
                                       801,724      819,167       734,152

Earnings Before Income Taxes            37,809       43,268        40,366
Income Taxes                            14,368       16,875        15,743
                                      --------     --------      --------
Net Earnings                          $ 23,441     $ 26,393      $ 24,623
                                      ========     ========      ========

Basic Earnings Per Common Share          $3.04        $3.15         $2.79
                                        ======        =====         =====
Diluted Earnings Per Common Share        $3.02        $3.11         $2.75
                                        ======        =====         =====


See notes to consolidated financial statements.






































                   Oxford Industries, Inc. and Subsidiaries
               Consolidated Statements of Stockholders' Equity

                                         Additional
$ in thousands,                 Common     Paid-In   Retained
except per share amounts         Stock     Capital   Earnings   Total

Balance, May 30, 1997            $8,780     $9,554   $123,183   $141,517
    Net earnings                      -         -      24,623     24,623
    Exercise of stock options       85       2,052       (232)     1,905
    Purchase and retirement
       of common stock             (41)        (52)    (1,120)    (1,213)
    Cash dividends, $.80
      per share                      -          -      (7,063)    (7,063)
                               ---------  ---------  ---------  ---------
Balance, May 29, 1998          $  8,824   $ 11,554   $139,391   $159,769
    Net earnings                     -          -      26,393     26,393
    Exercise of stock options        31        777       (100)       708
    Purchase and retirement
      of common stock              (923)    (1,087)   (23,708)   (25,718)
    Cash dividends, $.82
      per share                      -          -      (6,801)    (6,801)
                               ---------  ---------  ---------  ---------
Balance, May 28, 1999            $7,932    $11,244    $135,175  $154,351
    Net earnings                     -             -    23,441    23,441
    Exercise of stock options        16        480       (182)       314
    Purchase and retirement
      of common stock              (297)      (415)    (6,636)    (7,348)
    Cash dividends, $.84
      per share                       -          -     (6,444)    (6,444)
                               --------   --------   --------   --------
Balance, June 2, 2000            $7,651    $11,309   $145,354   $164,314
                               ========   ========   ========   ========
See notes to consolidated financial statements.


































                   Oxford Industries, Inc. and Subsidiaries
                    Consolidated Statements of Cash Flows
                                          June 2,    May 28,   May 29,
 $ in thousands           Year ended:      2000        1999      1998
                                          -------    -------   -------
 Cash Flows from Operating Activities:
   Net earnings                          $23,441     $26,393   $24,623
   Adjustments to reconcile net earnings
    to net cash provided by  (used in) operating
     activities
     Depreciation and amortization         9,393       8,933     8,107
     Gain on sale of property, plant
     and equipment                          (182)       (661)     (492)
   Changes in working capital:
     Receivables                           1,839     (13,865)  (23,018)
     Inventories                          (6,309)     13,901     3,073
     Prepaid expenses                        965         (73)    2,459
     Trade accounts payable                7,024       4,072    (2,419)
     Accrued expenses and other
       current liabilities                  (587)        911     2,661
     Income taxes payable                  1,148           -         -
   Deferred income taxes                  (1,395)        (57)    1,066
   Other noncurrent assets                  (719)        (61)       97
                                          -------     -------   -------
     Net cash provided by
       operating activities               34,618      39,493    16,157

 Cash Flows from Investing Activities:
   Acquisitions                           (3,030)    (21,712)        -
   Purchase of property, plant
     and equipment                        (5,927)     (7,063)   (8,801)
   Proceeds from sale of property,
     plant and equipment                     276       1,508       959
                                          -------     -------   -------
     Net cash used in investing
          activities                      (8,681)    (27,267)   (7,842)

 Cash Flows from Financing Activities:
   Short-term borrowings(repayment)      (14,500)     21,500     7,500
   Long-term debt repayments                (322)       (837)   (2,697)
   Proceeds from exercise of stock
     options                                 314         708     1,905
   Purchase and retirement of
       common stock                       (7,348)    (25,718)   (1,213)
   Dividends on common stock              (6,533)     (6,871)   (7,054)
                                          -------     -------   -------
     Net cash used in
      financing activities               (28,389)    (11,218)   (1,559)

 Net change in cash and cash equivalents (2,452) 1,008 6,756 Cash and cash equivalents at beginning
    of period                             11,077      10,069     3,313
                                          ------     -------   -------
 Cash and cash equivalents at end
  of period                               $8,625     $11,077  $ 10,069
                                          ======     ======    ======


 Supplemental Disclosures of Cash Flow Information
  Cash Paid For:
   Interest                              $ 3,900     $ 4,766   $ 3,333
   Income taxes                           11,242      17,011    12,074
                                          =======    =======   =======


 See notes to consolidated financial statements



                NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                 OXFORD INDUSTRIES, INC. AND SUBSIDIARIES

         Years Ended June 2, 2000, May 28, 1999 and May 29, 1998

A.  Summary of Significant Accounting Policies:

1. Principal Business Activity--Oxford Industries, Inc. (the "Company") is engaged in the design, manufacture and sale of consumer apparel for men, women and children. Principal markets for the Company are customers located primarily in the United States. Company-owned manufacturing facilities are located primarily in the southeastern United States, Central America and Asia. In addition, the Company uses foreign and domestic contractors for other sources of production.

2. Principles of Consolidation--The consolidated financial statements include the accounts of the Company and all of its subsidiaries. All material intercompany balances, transactions and profits have been eliminated.

3.  Fiscal Period--The Company's fiscal year ends on the Friday nearest May
31. The fiscal year includes operations for a 53-week period in 2000 and a 52-week period in 1999 and 1998.

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

7. Property, Plant and Equipment--Depreciation and amortization of property, plant and equipment are provided on both straight-line (primarily buildings) and accelerated methods over the estimated useful lives of the assets as follows:
---------------------------------------------------------------------------
Buildings and improvements                        7-40 years
Machinery and equipment                           3-15 years
Office fixtures and equipment                     3-10 years
Software                                          4    years
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

10.    Use  of  Estimates--The  preparation  of  financial  statements   in
   conformity  with accounting principles generally accepted in the  United
   States  requires  management to make estimates and  assumptions.   These
   estimates and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements as well as reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.














11.    Change  in  Accounting  Principles-  In  June  1998,  the  Financial
Accounting Standards Board issued Statement of Financial Accounting Standards "SFAS" No. 133, "Accounting for Derivative Instruments and Hedging Activities." This Statement establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives), and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. Management does not expect SFAS No. 133 to have a significant impact on the Company's financial condition or results of operations. The Company will adopt this in its fiscal 2002 financial statements.


     B.  Inventories:

The components of inventories are summarized as follows:


$ in thousands                 June 2, 2000    May 28, 1999

Finished goods                    $ 90,961       $92,195
Work in process                     25,903        24,579
Fabric                              28,255        23,280
Trim and supplies                    8,118         6,874
                                  --------      --------
                                 $ 153,237      $146,928
                                   =======       =======
     The excess of replacement cost over the value of inventories based upon the LIFO method was $37,154,000 at June 2, 2000 and $37,367,000 at May 28, 1999. Changes in the LIFO reserve increased earnings $0.02 per share basic in 2000 and $0.13 per share basic in 1999.

      During fiscal 2000, inventory quantities were reduced, which resulted in a liquidation of LIFO inventory layers carried at lower costs which prevailed in prior years. The effect of the liquidation was to decrease cost of goods sold by approximately $147,000 and to increase net earnings by $91,000 or $0.01 per share basic. During fiscal 1999, the effect of the liquidation was to decrease cost of goods sold by approximately $1,174,000 and to increase net earnings by $716,000 or $0.09 per share basic. During fiscal 1998, the effect of the liquidation was to decrease cost of goods sold by approximately $591,000 and to increase net earnings by $361,000 or $0.04 per share basic.


C.  Property, Plant and Equipment:

Property, plant and equipment, carried at cost, are summarized as follows:

$ in thousands                  June 2, 2000  May 28, 1999
Land                               $  2,256     $  2,257
Buildings                            29,250       29,238
Machinery and equipment              75,207       74,791
Leasehold improvements                7,604        5,641
                                   --------      -------
                                    114,317      111,927
Less accumulated depreciation
     and amortization                77,210       74,580
                                    -------      -------
                                    $37,107      $37,347
                                   ========      =======











D.  Notes Payable and Long-Term Debt:

The Company had available for its use lines of credit with several lenders aggregating $52,000,000 at June 2, 2000. The Company has agreed to pay commitment fees for these available lines of credit. At June 2, 2000, $52,000,000 was borrowed under these lines at various rates ranging from 6.8875% to 7.1%. Of the $52,000,000, $40,000,000 is long-term debt. In addition, the Company has $231,500,000 in uncommitted lines of credit, of which $143,500,000 is reserved exclusively for letters of credit. The Company pays no commitment fees for these available lines of credit. At June 2, 2000, $6,500,000 was borrowed under these lines of credit at 6.99%. The weighted average interest rate on short-term borrowings during fiscal 2000 was 6.7%.

A summary of long-term debt is as follows:

$ in thousands                          June 2, 2000     May 28, 1999

Note payable to bank, the rate is a
  margin above bank's cost of funds,
  which may fluctuate during the life
  of the loan (at June 2, 2000 the
  rate was 6.8875%); due in August 2001   $ 40,000         $ 40,000

Industrial revenue bonds, mortgage
 notes and capital leases at fixed rates
 of 6.1% to 7.0%  and a variable rate of
 79.5% of prime (prime was 9.5% at
  June 2, 2000); due in varying
 installments to 2004                         718            1,040
                                          -------          -------
                                           40,718           41,040
Less current maturities                       205              351
                                           ------           ------
                                          $40,513          $40,689
                                           ======          =======

     Property, plant and equipment with an aggregate carrying amount at June 2, 2000 of approximately $205,000 are pledged as collateral on the industrial revenue bonds.

     The aggregate maturities of long-term debt are as follows:

$ in thousands

Fiscal year
     2001                                         $    205
     2002                                           40,206
     2003                                              187
     2004                                              120
                                                    ------
                                                   $40,718
                                                   =======




















E.  Commitments and Contingencies:

The Company has operating lease agreements for buildings, sales offices and equipment with varying terms to 2008. The total rent expense under all leases was approximately $6,002,000 in 2000, $5,897,000 in 1999 and $4,486,000 in 1998.
     The aggregate minimum rental commitments for all noncancelable operating leases with terms of more than one year are as follows:

$ in thousands
Fiscal year:
     2001                      $ 4,589
     2002                        3,717
     2003                        3,092
     2004                        1,865
     2005                        1,469
     Thereafter                  3,084
                               -------
                               $17,816
                               =======

     The Company is also obligated under certain apparel license and design agreements to make future minimum payments as follows:

$ in thousands
Fiscal Year:
     2001                      $ 5,430
     2002                        5,098
     2003                        4,839
     2004                        1,387
                               -------
                               $16,754
                               =======

     The  Company  uses  letters  of credit to facilitate  certain  apparel
purchases.   The total amount of letters of credit outstanding at  June  2,
2000 was approximately $64,696,000.

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

























F.  Stock Options:
      At June 2, 2000, 443,900 shares of common stock were reserved for issuance under stock option plans. The options granted under the stock option plans expire either five years or ten years from the date of grant. Options granted vest in five annual installments. The Company has elected as permitted under SFAS 123, "Accounting for Stock-Based Compensation," to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25) and related interpretations in accounting for its employee stock options. Under APB 25, because the exercise price of the Company's employee stock option equals the market price of the underlying stock on the date of the grant, no compensation expense is recognized.

      Pro forma information, regarding net income and income per share, is required by SFAS 123 and has been determined as if the Company had accounted for its associate stock option plans under the fair value method of that statement. The fair value of these options was estimated at the date of the grant using the Black-Scholes option pricing model with the following assumption ranges: Risk-free interest rates between 6.51% and 5.09%, dividend yields between 4.5% and 2.4%, volatility factors between
 .297 and .312, and the expected life of the options was between five and ten years. Using this valuation model, the weighted average grant date value of options granted during the year ended June 2, 2000, was $9.40 per option.


           The effect of applying the fair value method of SFAS 123 to the Company's option plan does not result in net income and net income per share that are materially different from the amounts reported in the Company's consolidated financial statements as demonstrated below (amounts in thousands except per share data):
                                      2000      1999       1998

Pro forma net income               $23,151    $26,154    $24,493
Pro forma earnings
  per share-basic                    $3.00      $3.13      $2.77
Pro forma earnings
  per share-diluted                  $2.99      $3.09      $2.73


     A summary of the status of the Company's stock option plan and changes during the years ended is presented below.

                                        2000          1999          1998
                                           Weighted      Weighted     Weighted
                                           Average       Average      Average
                                           Exercise      Exercise     Exercise
                                   Shares  Price  Shares Price  Shares Price

Outstanding, beginning of year    504,740   $25  436,800  $21   541,970  $21
Granted                           117,200    28  120,250   36     2,500   32
Exercised                         (23,000)   19  (33,320)  19   (93,510)  19
Forfeited                        (155,040)   28  (18,990)  22   (14,160)  20
                                  --------  ---  -------- ---   -------- ---
Outstanding, end of year          443,900   $25  504,740  $25   436,800  $21

Options exercisable, end of year  132,450        219,940        131,480

The following table summarizes information about stock options outstanding as of June 2, 2000.

Date of          Number of        Exericse     Number        Expiration
Option Grant     Shares           Price        Exercisable   Date
-------------    --------         --------     ----------  -------------
Sep. 16, 1996     214,700           17.75       109,100    Sep. 16, 2001
Jan.  5, 1998       2,500           32.28         1,000    Jan.  5, 2003
Jul 13, 1998      109,250           35.66        21,850    Jul. 13, 2008
Sep. 24, 1998       2,500           30.72           500    Sep. 24, 2008
Jul. 12, 1999     114,950           27.88             0    Jul. 12, 2009
                  -------                       -------
                  443,900                       132,450
                  =======                       =======

The Company has a Restricted Stock Plan for issuance of up to 100,000 shares of common stock. At June 2, 2000, 2,942 shares were outstanding under this plan. The plan allows the Company to compensate its key employees with shares of common stock containing restrictions on sale and other restrictions in lieu of cash compensation.



G.  Significant Customers:

The Company had four customers that had between 10% and 15% each of the Company's total sales, in fiscal 2000 and between 10% and 12% in fiscal 1999. Approximately 15% of the Company's revenues in 1998 were derived from sales to a national retail chain. Approximately 12% of the Company's revenues in 1998 were derived from sales to another national retail chain.

The Company provides credit, in the normal course of business, to a large number of retailers in the apparel industry. Approximately 61% of gross accounts receivable at June 2, 2000, 60% at May 28, 1999 and 56% at May 29, 1998 were attributed to the Company's ten largest customers. The Company performs ongoing credit evaluations of its customers and maintains allowances for potential credit losses.


H.  Retirement Programs:

The Company has retirement savings programs covering substantially all full-time U.S. employees. If a participant decides to contribute, a portion of the contribution is matched by the Company. Total expense under these programs was $1,386,000 in 2000, $1,427,000 in 1999 and $1,351,000 in
1998.


I.  Income Taxes:
The provision (benefit) for income taxes includes the following:

$ in thousands              2000          1999     1998
Current:
Federal                     $11,304     $15,623   $11,699
State                         1,662       2,282     1,793
Foreign                         521         764       659
                            -------      ------    ------
                             13,487      18,669    14,151
Deferred                        881     (1,794)     1,592
                            -------      ------    ------
                            $14,368     $16,875   $15,743
                            ==============================


Reconciliations of the U.S. federal statutory income tax rates and the Company's effective tax rates are summarized as follows:

                                       2000       1999         1998
Statutory rate                         35.0%       35.0%       35.0%
State income taxes - net of
     federal income tax benefit         2.6         2.7         3.3
Foreign                                 1.4         1.7         1.6
Tax credits                               -           -        (0.3)
Nondeductible expenses and other, net  (1.0)       (0.4)       (0.6)
                                      -------------------------------
Effective rate                         38.0%       39.0%       39.0%
                                      ===============================




















     Deferred tax assets and liabilities as of June 2, 2000 and May 28, 1999, are comprised of the following ($ in thousands):

     Deferred Tax Assets:               June 2, 2000   May 28, 1999
      Inventory                             $ 3,224     $ 4,050
      Compensation                            1,004         965
      Group insurance                             -         949
      Allowance for bad debts                 1,286       1,400
      Environmental                           1,721       1,721
     Deferred revenue                           982           -
      Other, net                              1,944       2,027
                                             ------      ------
          Deferred Tax Assets               $10,161     $11,112

      Deferred Tax Liabilities:
      Depreciation - property, plant and
        equipment                               317       1,064
      Foreign                                 2,816       1,906
      Other, net                              1,234       1,467
                                             ------     -------
      Deferred Tax Liabilities                4,367       4,437
                                             ------     -------
      Net Deferred Tax Asset                $ 5,794     $ 6,675
                                             ======     =======



J.  Equity and Earnings Per Share:

      Basic earnings per share is computed based on the weighted average number of shares of common stock outstanding of 7,717,888 in 2000 8,368,899 in 1999 and 8,828,501 in 1998. The dilution effect of stock options outstanding during 2000, 1999 and 1998 added 33,484, 108,553 and 128,897, respectively, to the weighted average shares outstanding for purposes of calculating diluted earnings per share.




































K. Segments

Oxford Industries, Inc adopted SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information, which requires certain financial statement footnote disclosure as to the Company's business segments, which are the Oxford Shirt Group, Lanier Clothes, Oxford Slacks , the Oxford Womenswear Group and corporate and other.

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


                                 Oxford                       Oxford
                                 Shirt     Lanier   Oxford   Womenswear  Corporate
$ in thousand                    Group     Clothes  Slacks    Group      and other   Total
2000
Sales                           $240,228  $174,805  $99,880  $324,352     $268    $839,533
Depreciation and amortization      2,584     1,914    1,148     2,626    1,121       9,393
Operating profit                  13,313    11,602    3,931    20,830   (8,040)     41,636
Interest expense, net                                                                3,827
Earnings before taxes                                                               37,809
Assets                            114,093   99,810   41,033    93,750  (12,120)    336,566
Purchase of property, plant and
  equipment                         2,006    1,195      778       653    1,295       5,927


1999
Sales                            $313,171 $173,924 $100,516   $271,786  $3,038    $862,435
Depreciation and amortization       2,956    2,055    1,102      1,741   1,079       8,933
Operating profit                   20,455    9,128    6,811      9,418   2,169      47,981
Interest expense, net                                                                4,713
Earnings before taxes                                                               43,268
Assets                            112,596  100,092   38,208     88,063  (3,637)    335,322
Purchase of property, plant and
  equipment                         2,886    2,182      744        854     397       7,063

1998
Sales                            $310,436 $163,166 $117,763   $179,920  $3,233    $774,518
Depreciation and amortization       3,289    1,919    1,187        622   1,090       8,107
Operating profit                   20,929   11,643    9,215      4,938  (2,938)     43,787
Interest expense, net                                                                3,421
Earnings before taxes                                                               40,366
Assets                            146,228   91,003   45,052     44,861 (15,654)    311,490
Purchase of property, plant and
  Equipment                         3,567    3,031    1,077        328     798       8,801













---------------------------------------------------------------------------
L.  Summarized Quarterly Data (Unaudited):

Following is a summary of the quarterly results of operations for the years ended June 2, 2000, May 28, 1999 and May 29, 1998:

                                    Fiscal Quarter
$ in thousands, except
per   share   amounts    First   Second    Third    Fourth   Total

  2000
Net sales             $185,737  $219,945 $187,466  $246,385  $839,533
Gross profit            33,700    37,921   34,962    47,109   153,692
Net earnings             4,744     6,851    4,578     7,268    23,441
Basic earnings per share  0.60      0.89     0.60      0.95      3.04
Diluted earnings
  per share               0.60      0.88     0.60      0.94      3.02

  1999*
Net sales             $198,606  $232,521 $206,027  $225,281  $862,435
Gross profit            40,032    43,675   39,976    40,582   164,265
Net earnings             5,966     8,041    6,328     6,058    26,393
Basic earnings per share  0.68      0.95     0.77      0.75      3.15
Diluted earnings
 per share                0.67      0.94     0.76      0.74      3.11

1998
Net sales             $193,242  $208,062 $178,677  $194,537  $774,518
Gross profit            36,645    41,679   35,520    40,984   154,828
Net earnings             5,410     7,78     5,391     6,041    24,623
Basic earnings
  per share               0.61     0.88      0.61      0.69      2.79
Diluted earnings
  per share               0.61     0.87      0.60      0.67      2.75


*Includes an after-tax LIFO adjustment in the fourth quarter of $1,837,687 or $0.13 per share favorable in 1999.


--------------------------------------------------------------------------

Net Sales by Product Class

The following table sets forth separately in percentages net sales by class of similar products for each of the last three fiscal years:
                                           2000         1999         1998
Net Sales:
     Menswear                              61%          68%          77%
     Womenswear                            39%          32%          23%
                                           ------------------------------
                                           100%         100%         100%
                                           ==============================

                        Common Stock Information:
                 Market Price on the               Quarterly Cash Dividend
              New York Stock Exchange                Per Share
               Fiscal  2000    Fiscal 1999         Fiscal  2000    Fiscal 1999
               High     Low    High     Low
1st Quarter   29 5/8   22 3/8   37       28 1/4        .21           .20
2nd Quarter   23 7/16  20 3/16  31       26 1/4        .21           .20
3rd Quarter   21 5/16  16       29 5/8   23            .21           .21
4th Quarter   18 15/16 15       28 1/2   21 9/16       .21           .21

At the close of fiscal 2000, there were 631 stockholders of record.





                 Oxford Industires, Inc. and Subsidiaries
            MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING
               AND REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


      The  management  of  Oxford Industries, Inc. is responsible  for  the integrity and objectivity of the consolidated financial statements and other financial information presented in this report. These statements have been prepared in conformity with accounting principles generally accepted in the United States consistently applied and include amounts based on the best estimates and judgments of management.

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

      The consolidated financial statements for the years ended June 2, 2000, May 28, 1999 and May 29, 1998 have been audited by Arthur Andersen LLP, independent public accountants. In connection with its audits, Arthur Andersen LLP, develops and maintains an understanding of Oxford's accounting and financial controls and conducts tests of Oxford's accounting systems and other related procedures as it considers necessary to render an opinion on the financial statements.

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




Ben B. Blount, Jr.
Executive Vice President-
Finance, Planning and Administration
and Chief Financial Officer




























To Oxford Industries, Inc.

     We have audited the accompanying consolidated balance sheets of Oxford Industries, Inc. (a Georgia corporation) and Subsidiaries as of June 2, 2000 and May 28, 1999 and the related consolidated statements of earnings, stockholders' equity, and cash flows for each of the three years in the period ended June 2, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
     We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Oxford Industries, Inc. and subsidiaries as of June 2, 2000 and May 28, 1999 and the results of their operations and their cash flows for each of the three years in the period ended June 2, 2000 in conformity with accounting principles generally accepted in the United States.


Atlanta, Georgia
July 14, 2000