Form 10-K, Exhibit 13
period 2001-06-01
OXFORD INDUSTRIES INC
filed 2001-08-29
CIK 75288

Exhibit 13

Oxford Industries, Inc. and Subsidiaries
Selected Financial Highlights

$ in thousands, except per share amounts Year ended:	June 1, 2001	June 2, 2000	May 28,1999	2001/2000 % change
Net sales	$812,495	$839,533	$862,435	-3.22%
Net earnings	15,346	23,441	26,393	-34.53%
Basic earnings per share	2.06	3.04	3.15	-32.24%
Diluted earnings per share	2.05	3.02	3.11	-32.12%
Dividends per share	0.84	0.84	0.82	0.00%
Stockholders' equity	168,940	164,314	154,351	2.82%
Book value per share at year-end	22.81	21.48	19.46	6.19%
Return on average stockholders' equity	9.2%	14.7%	16.8%	-37.41%
The $0.21 per share dividend paid on June 2, 2001 was the 164th consecutive quarterly dividend paid by the company since it became publicly owned in July 1960.

Oxford Industries, Inc. and Subsidiaries
SELECTED FINANCIAL DATA

$ and shares in thousands, except per share amounts
Year ended:	June 1, 2001	June 2, 2000	May 28, 1999	May 29, 1998	May 30, 1997
Net Sales	$812,495	$839,533	$862,435	$774,518	$703,195
Cost of goods sold	663,484	685,841	698,170	619,690	566,182
Selling, general and administrative expenses	119,390	112,056	116,284	111,041	100,691
Interest, net	4,870	3,827	4,713	3,421	4,114
Earnings before income taxes	24,751	37,809	43,268	40,366	32,208
Income taxes	9,405	14,368	16,875	15,743	12,561
Net earnings	15,346	23,441	26,393	24,623	19,647
Basic earnings per common share	2.06	3.04	3.15	2.79	2.25
Basic number of shares outstanding	7,466	7,718	8,369	8,829	8,744
Diluted earnings per common share	2.05	3.02	3.11	2.75	2.23
Diluted number of shares outstanding	7,485	7,751	8,477	8,957	8,816
Dividends	6,249	6,444	6,801	7,063	6,988
Dividends per share	0.84	0.84	0.82	0.80	0.80
Total assets	263,240	334,058	335,322	311,490	287,117
Long-term obligations	399	40,513	40,689	41,428	41,790
Stockholders' equity	168,940	164,314	154,351	159,769	141,517
Capital expenditures	4,332	5,927	7,063	8,801	7,622
Book value per share at year-end	22.81	21.48	19.46	18.11	16.12
Return on average stockholders' equity	9.2%	14.7%	16.8%	16.3%	14.5%
Return on average total assets	5.1%	7.0%	8.2%	8.2%	6.9%

Oxford Industries, Inc. and Subsidiaries
MANAGEMENT' DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITIONS AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

The following table sets forth items in the Consolidated Statements of Earnings as a percent of net sales and the percentage change of those items as compared to the prior year. FY 2000 included a 14-week fourth quarter and the total year contained 53 weeks. FY 2001 and 1999 included a 13-week fourth quarter and both years contained 52 weeks. All dollar amounts are expressed in thousands. (Percentages are calculated based on actual data, but percentage columns may not add due to rounding.) . Certain prior year information has been restated to be consistent with the current presentation.

Fiscal Years Percent of Sales
				Percent Change

	2001	2000	1999	00-01	99-00
NET SALES	100.0%	100.0%	100.0%	-3.2%	-2.7%
Cost of Goods Sold	81.7%	81.7%	81.0%	-3.3%	-1.8%
GROSS PROFIT	18.3%	18.3%	19.0%	-3.0%	-6.4%
Selling, general and administrative	14.7%	13.3%	13.5%	6.5%	-3.6%
EBIT	3.6%	5.0%	5.6%	-28.9%	-13.2%
Interest, Net	0.6%	0.5%	0.5%	27.3%	-18.8%
EARNINGS BEFORE INCOME TAXES	3.0%	4.5%	5.0%	-34.5%	-12.6%
Income Taxes	1.2%	1.7%	2.0%	-34.5%	-14.9%
NET EARNINGS	1.9%	2.8%	3.1%	-34.5%	-11.2%

SEGMENT DEFINITION

The Company's business segments are the Oxford Shirt Group, Lanier Clothes, Oxford Slacks and the Oxford Womenswear Group. The Shirt Group operations encompass dress and sport shirts, golf and children's apparel. Lanier Clothes produces suits, sportcoats, suit separates and dress slacks. Oxford Slacks is a producer of private label dress and casual slacks and shorts. The Oxford Womenswear Group is a producer of budget and moderate priced private label women's apparel. Corporate and other is a reconciling category for reporting purposes and includes the Company's corporate offices, and other costs and services that are not allocated to operating groups. All data with respect to the Company's specific segments included within "Management's Discussion and Analysis" is presented before applicable intercompany eliminations. See Note L of Notes to Consolidated Financial Statements for additional segment information.

$ in thousands
				Percent Change
Net Sales	2001	2000	1999	00-01	99-00
Oxford Shirt Group	$220,949	$240,228	$313,171	-8.0%	-23.3%
Lanier Clothes	175,062	174,805	173,924	0.1%	0.5%
Oxford Slacks	103,096	99,880	100,516	3.2%	-0.6%
Oxford Womenswear Group	312,973	324,352	271,786	-3.5%	19.3%
Corporate and Other	415	268	3,038	54.9%	-91.2%

Total Net Sales	$812,495	$839,533	$862,435	-3.2%	-2.7%

$ in thousands				Percent Change
EBIT	2001	2000	1999	00-01	99-00

Oxford Shirt Group	$(1,385)	$13,313	$20,455	-110.4%	-34.9%
Lanier Clothes	12,557	11,602	9,128	8.2%	27.1%
Oxford Slacks	6,054	3,931	6,811	54.0%	-42.3%
Oxford Womenswear Group	15,455	20,830	9,418	-25.8%	121.2%
Corporate and Other	(3,060)	(8,040)	2,169	NM	NM

Total EBIT	$29,621	$41,636	$47,981	-28.9%	-13.2%

2001 Compared to 2000

Total Company

Net sales decreased 3.2% in 2001 from 2000. The decline was due to a 2.2% decline in the average selling price per unit and a 1.1% decline in the number of units shipped. Despite heavy price promotions at retail, sales have been lackluster across most product lines. The take-out rate on most of the Company's core in-stock replenishment items has been below plan.

Cost of goods sold remained constant at 81.7% of net sales in 2001 and 2000. Increased manufacturing efficiency was offset by increased markdowns required to keep inventories in line. The Company completed the transition to offshore manufacturing with the disposition of its three remaining domestic sewing facilities this year. Support functions such as fabric inspection, cutting, marking and raw materials warehousing have begun moving offshore as well. This transition added to the cost of goods sold during the year but should result in shorter cycle times and lower costs when completed.

Selling, general and administrative expenses (SG&A) expressed as a percent of sales increased to 14.7% of net sales in 2001 from 13.3% in 2000. This increase was due to continued spending to support new marketing initiatives. DKNY Kids, Tommy Hilfiger Women's Golf, Izod Club Golf and Slates Tailored Clothing accounted for approximately $13,000 in additional operating expenses during the year. The Oxford Shirt Group, which houses three of these four divisions, was heavily impacted by these expenditures.

Interest expense expressed as a percent of net sales increased to 0.6% in 2001 from 0.5% in 2000. Higher weighted average borrowings and higher weighted average interest rates were the cause.

The Company's effective tax rate was 38.0% in 2001 and 2000 and did not differ significantly from the Company's statutory rates.

Segment Results

Oxford Shirt Group

The Oxford Shirt Group, which includes dress and sport shirts, western shirts, golf apparel and children's wear, reported an 8.0% sales decline to $220,949. Sales increases in the western, golf and children's sectors did not offset decreases in the larger dress and sport shirt sectors. Profitability was severely impacted by the sales decline, higher markdowns and continued spending on new marketing initiatives. The group reported an EBIT loss of $1,385 for the year.

Lanier Clothes

The Company's tailored clothing group reported essentially flat sales of $175,062. EBIT increased 8.2% to $12,557. Significant improvements in manufacturing efficiency were partially offset by start-up expenses of the new Slates Tailored Clothing division.

Oxford Slacks Group

Oxford Slacks reported a sales increase of 3.2% to $103,096. Sales growth was driven by further penetration of the specialty catalog channel. Higher sales and a more favorable product mix pushed EBIT up 54.0% over last year to $6,054.

Oxford Womenswear Group

The Womenswear Group reported sales of $312,973, down 3.5% from last year. Lackluster performance of in-stock replenishment programs was responsible for the sales decline. The sales decline, higher markdowns and higher operating expenses resulted in a decrease in EBIT to $15,455 from $20,830 last year.

Corporate and Other

The improvement in EBIT was primarily due to LIFO inventory adjustments and lower incentive employment costs, partially offset by a charge taken in the fourth quarter of $3,750 for inventory returns and other inventory impairments.

FUTURE OPERATING RESULTS

The apparel market remains highly competitive and continues to benefit the consumer, who enjoys a wide choice of apparel at virtually inflation-free prices. This high level of competition is the result of continued excess worldwide manufacturing capacity and the search by manufacturers and retailers for low-cost production sources around the globe.

Uncertainties regarding the future retail environment that may affect the Company include continued excessive retail floor space per customer, constant heavy discounting at the retail level, low inflation or deflation in wholesale and retail apparel prices and continued growth in direct importing by retailers. Legislation implemented in October 2000 has granted trade preferences to various Caribbean Basin countries and has enhanced the competitiveness of the Company's operations in those countries, including some of its operations in Costa Rica, the Dominican Republic and Honduras.

Economic uncertainties, stock market losses, layoffs and rising consumer debt have taken their toll on consumer spending. The Company expects a continuation of the current retail climate for the balance of the calendar year. The Company expects first quarter sales to be down approximately 10% and earnings per share down by approximately 40%. The Company believes that comparisons should begin to improve in the second quarter resulting in a full year sales decline of approximately 5%. Even with the sales decline, the Company believes its internal operating improvements should result in an earnings per share increase of approximately 10% to 20%.

Subsequent to fiscal 2001, the Company and Donna Karan International have mutually agreed to terminate the DKNY Kids license on December 31, 2001. The license will be consolidated with Donna Karan International's European license holder for children's wear. The Company will continue to service the business until the termination date.

In June 2001 The Financial Accountings Standard Board ("FASB") approved Statement of Financial accounting Standards ("SFAS") No. 141, "Business Combinations", and SFAS No. 142, "Goodwill and Other Intangible Assets". SFAS No. 141 prospectively prohibits the pooling of interest method of accounting for business combinations initiated after June 30, 2001. SFAS No. 142 requires companies to cease amortizing goodwill that existed at June 30, 2001. The Company will cease amortizing goodwill at the end of the current fiscal year unless the early adoption provision is chosen. Any goodwill resulting from acquisitions completed after June 30,2001, will not be amortized. SFAS No. 142 also establishes a new method of testing goodwill for impairment on an annual or interim basis if an event occurs or circumstances change that would reduce the fair value of a reporting unit below its carrying value. The Company has not yet finished evaluating the impact of the adoption of this standard.

2000 Compared to 1999

Total Company

Net sales decreased 2.7% in 2000 from 1999. The decline was due to a 9.7% decline in average selling price per unit, offset by a 7.7% increase in the number of units shipped. Excluding the discontinued Polo(r) for Boys division, net sales for the year increased 7.9%. Excluding Polo, the increase was due to an 18.7% increase in the number of units shipped, offset by a 9.2% decline in the average sales price per unit.

Cost of goods sold increased to 81.7% of net sales in 2000 from 81.0% in 1999. The discontinued Polo for Boys and the growth in the Company's womenswear business were primarily responsible for the shift in the sales mix toward lower margin products. The Company sourced 89.4% of its products offshore in 2000, compared to 85.4% in 1999.

Selling, general and administrative expenses (S,G&A) expressed as a percent of net sales declined from 13.5% to 13.3%. The discontinued Polo for Boys and the growth in the Company's womenswear business with its lower SG&A structure were primarily responsible for this decline.

Interest expense expressed as a percent of net sales remained constant at 0.5% in 1999 and 2000. A decrease in weighted average borrowings was offset by higher weighted average interest rates.

The Company's effective tax rate was 38.0% in 2000 and 39.0% in 1999 and did not differ significantly from the Company's statutory rates.

Segment Results

Oxford Shirt Group

Net sales declined 23.3% to $240,228. The decline was principally the result of the loss of the Polo for Boys license. Excluding Polo for Boys, sales increased 4.7%. SG&A expenses declined in absolute terms, while increasing from 16.8% of net sales in 1999 to 18.0% in 2000. The decline in SG&A was due to the discontinuation of Polo for Boys offset by integration expenses for the new Izod Club division in the second and third quarters and start-up costs for the new DKNY Kids business in the fourth quarter. Operating profit declined 34.9% to $13,313.

During the second quarter the Company acquired substantially all of the Izod Club Golf assets and licensed the Izod Club name for men's, women's and junior's golf apparel. The Izod Club lines will continue to be distributed through pro shops, resorts and golf specialty retailers.

During the third quarter, the Company signed a licensing agreement with Donna Karen International to market DKNY Kids in the United States and Canada. The fall 2000 line was shipped by the Company.

Lanier Clothes

The tailored clothing group posted a sales increase of 0.5%. An increase of 8.2% in the number of units shipped was offset by a 7.1% decline in the average selling price per unit. This change was due to a shift in product mix away from tailored suits toward dress slacks, sportscoats and suited separates. Operating profit increased 27.1% to $11,602, primarily due to improved gross margins.

During the third quarter, the Company signed a licensing agreement with Levi Strauss & Co. to market a Slates collection of soft suitings, tailored components and sportscoats. The line was introduced for spring 2001 delivery.

Oxford Slacks

Oxford Slacks posted a 0.6% sales decline. A 3.4% decline in the average sales price per unit was partially offset by a 2.8% increase in the number of units shipped. Sourcing difficulties resulting from a quota situation in the Far East severely impacted profitability. Operating income declined 42.3% to $3,931.

Oxford Womenswear Group

The Oxford Womenswear Group reported a 19.3% increase in net sales. The unit sales increase of 26.7% was slightly offset by a 5.8% decline in the average selling price per unit. Operating income increased 121.2% to $20,830. The dramatic improvement in profitability was driven by the successful integration of the Next Day Apparel business and an outstanding year in Sportswear Collections.

Corporate and Other

Net sales declined due to the discontinuation of the Merona royalties. The decline in operating income was primarily due to the loss of royalty income and LIFO inventory adjustments.

LIQUIDITY AND CAPITAL RESOURCES

2001 Compared to 2000

Operating activities generated $74,393 in 2001 and $34,618 in 2000. The primary factors contributing to this change were decreased accounts receivables and inventory offset by reduced net earnings and reduced trade payables. The accounts receivable reduction was primarily due to the accounts receivable securitization program initiated in the fourth quarter and discussed below.

Investing activities used $3,498 in 2001 and $8,681 in 2000. The primary difference was the final payment involved in the Next Day Apparel acquisition in the prior year.

Financing activities used $69,335 in 2001 and $28,389 in 2000. The primary difference was the elimination of both long-term and short-term notes to banks using the proceeds of the accounts receivable securitization program.

The Company established a $90,000 accounts receivable securitization program on May 3, 2001 under which the Company sells a defined pool of its accounts receivable to a securitization conduit. The Company used the proceeds from the receivables securitization to eliminate outstanding bank borrowings. The receivables securitization program expires May 2, 2002, but may be extended from time to time by the mutual agreement of both parties. As of June 1, 2001, the Company had received $56,000 from the secutitization conduit.

The Company owns foreign manufacturing facilities and may acquire others in the future. The functional currency for these facilities is the U.S. dollar. Consequently, the amount of monetary assets and liabilities subject to exchange rate risk is immaterial.

On July 16, 2001, the Company's Board of Directors declared a cash dividend of $0.21 per share payable on September 1, 2001 to shareholders of record on August 15, 2001.

During 2001, the Company purchased and retired 289,604 shares of the Company's common stock acquired on the open market and in negotiated transactions.

2000 Compared to 1999

Operating activities generated $34,618 in 2000 and $39,493 in 1999. The primary factors contributing to this decline were decreased net earnings and increased inventory offset by a decline in receivables and an increase in payables.

Investing activities used $8,681 in 2000 and $27,267 in 1999. The primary difference was the acquisition of Next Day Apparel, Inc. in the prior year.

Financing activities used $28,389 in 2000 and $11,218 in 1999. The primary differences were the reduction in short-term borrowings in the current year offset by the decreased purchase and retirement of common stock.

During 2000, the Company purchased and retired 296,500 shares of the Company's common stock acquired on the open markets and in negotiated transactions.

FUTURE LIQUIDITY AND CAPITAL RESOURCES

Cash flow from operations is the Company's primary source of liquidity. The Company supplements operating cash with its $90,000 accounts receivable securitization program and committed and uncommitted bank lines of credit. On June 1, 2001, $56,000 of accounts receivable had been sold and was outstanding under the securitization program. On June 1, 2001, the Company had available for its use a committed line of credit aggregating $5,000. The Company has agreed to pay commitment fees for this available line of credit. At June 1, 2001, there were no borrowings under this line. In addition, the Company has $184,500 in uncommitted lines of credit, of which $123,500 is reserved exclusively for letters of credit. The Company pays no commitment fees for these available lines of credit. At June 1, 2001 there were no direct borrowings and approximatley $56,482 in trade letters of credit outstanding under these lines. The Company anticipates use and availability of both committed and uncommitted resources as working capital needs may require.

The uses of funds primarily include working capital requirements, capital expenditures, acquisitions, stock repurchases, dividends and repayment of short-term debt. The Company considers possible acquisitions of apparel-related businesses that are compatible with its long-term strategies. The Company's Board of Directors has authorized the Company to purchase shares of the Company's common stock on the open market and in negotiated trades as conditions and opportunities warrant.

SAFE HARBOR STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

This Annual Report contains forward-looking statements of the Company's beliefs or expectations regarding anticipated future results of the Company. These statements are based on numerous assumptions and are subject to risks and uncertainties. Although the Company feels that the beliefs and expectations in the forward-looking statements are reasonable, it does not and cannot give any assurance that the beliefs and expectations will prove to be correct. Many factors could significantly affect the Company's operations and cause the Company's actual results to be substantially different from the Company's expectations. Those factors include, but are not limited to: (I) general economic and apparel business conditions; (ii) continued retailer and consumer acceptance of the Company's products; (iii) global manufacturing costs; (iv) the financial condition of customers or suppliers; (v) changes in capital market conditions; (vi) governmental and business conditions in countries where the Company's products are manufactured; (vii) changes in trade regulations; (viii) the impact of acquisition activity; (ix) changes in the Company's plans, strategies, objectives, expectations or intentions, which may happen at any time in the discretion of the Company; and (x) other risks and uncertainties indicated from time to time in the Company's filings with the Securities and Exchange Commission. The Company does not have an obligation to publicly update any forward-looking statements, whether as a result of the receipt of new information, the occurrence of the future events or otherwise.

ADDITIONAL INFORMATION

For additional information concerning the Company's operations, cash flows, liquidity and capital resources, this analysis should be read in conjunction with the Consolidated Financial Statements and the Notes to Consolidated Financial Statements of this Annual Report.

Oxford Industries, Inc. and Subsidiaries
CONSOLIDATED BALANCE SHEETS

$ in thousands, except share amounts	June 1, 2001	June 2, 2000
Assets
Current Assets:
Cash and cash equivalents	$10,185	$8,625
Receivables, less allowance for doubtful accounts of $3,409 in 2001 and $3,363 in 2000

	50,699	112,867
Inventories	147,370	153,237
Prepaid expenses	11,416	10,318
Total Current Assets	219,670	285,047
Property, Plant and Equipment, Net	33,516	37,107
Other Assets, Net	10,054	11,904
Total Assets	$263,240	$334,058

Liabilities and Stockholders' Equity
Current Liabilities:
Notes payable	$ -	$18,500
Trade accounts payable	54,787	68,421
Accrued compensation	11,617	12,026
Other accrued expenses	18,252	22,713
Dividends Payable	1,549	1,607
Income taxes payable	2,924	1,148
Current Maturities of long-term debt	263	205
Total Current Liabilities	89,392	124,620
Long-Term Debt, less current maturities	399	40,513
Noncurrent Liabilities	4,500	4,500
Deferred Income Taxes	9	111
Commitments and Contingencies (Note F)
Stockholders' Equity:
Common Stock*	7,406	7,651
Additional paid-in capital	11,741	11,309
Retained earnings	149,793	145,354
Total Stockholders' equity	168,940	164,314
Total Liabilities and Stockholders' Equity	$263,240	$334,058

*Par value $1 per share; authorized 30,000,000 common shares; issued and outstanding 7,406,061 in 2001 and 7,651,115 in 2000.
Par Value $1 per share; authorized 30,000,000 preferred shares; none outstanding.

See notes to consolidated financial statements.

Oxford Industries, Inc. and Subsidiaries
CONSOLIDATED STATEMENTS OF EARNINGS

$ in thousands, except per share amounts
Year ended:	June 1, 2001	June 2, 2000	May 28, 1999
Net Sales	$812,495	$839,533	$862,435
Cost of goods sold	663,484	685,841	698,170
Gross Profit	149,011	153,692	164,265
Selling, general and administrative	119,390	112,056	116,284
Earnings Before Interest and Taxes	29,621	41,636	47,981
Interest, net	4,870	3,827	4,713
Earnings Before Income Taxes	24,751	37,809	43,268
Income Taxes	9,405	14,368	16,875
Net Earnings	$15,346	$23,441	$26,393
Basic Earnings Per Common Share	$2.06	$3.04	$3.15
Diluted Earnings Per Common Share	$2.05	$3.02	$3.11

See notes to consolidated financial statements.

Oxford Industries, Inc. and Subsidiaries
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

	Common	Additional	Retained
$ in thousands, except per share amounts	Stock	Paid-in Capital	Earnings	Total
Balance, May 29, 1998	$8,824	$11,554	$139,391	$159,769
Net earnings	-	-	26,393	26,393
Exercise of stock options	31	777	(100)	708
Purchase and retirement of common stock	(923)	(1,087)	(23,708)	(25,718)
Cash dividends, $0.82 per share	-	-	(6,801)	(6,801)
Balance, May 28,1999	$7,932	$11,244	$135,175	$154,351
Net earnings	-	-	23,441	23,441
Exercise of stock options	16	480	(182)	314
Purchase and retirement of common stock	(297)	(415)	(6,636)	(7,348)
Cash dividends, $0.84 per share	-	-	(6,444)	(6,444)
Balance, June 2, 2000	$7,651	$11,309	$145,354	$164,314
Net earnings	-	-	15,346	15,346
Exercise of stock options	45	861	(64)	842
Purchase and retirement of common stock	(290)	(429)	(4,594)	(5,313)
Cash dividends, $0.84 per share	-	-	(6,249)	(6,249)
Balance, June 1, 2001	$7,406	$11,741	$149,793	$168,940

See notes to consolidated financial statements.

Oxford Industries, Inc. and Subsidiaries
CONSOLIDATED STATEMENTS OF CASH FLOWS

$ in thousands Year ended:	June 1, 2001	June 2, 2000	May 28, 1999
Cash Flows From Operating Activities:
Net earnings	$15,346	$23,441	$26,393
Adjustments to reconcile net earnings to
net cash provided by operating activities:
Depreciation and amortization	9,249	9,393	8,933
Gain on sale of property, plant and equipment	(62)	(182)	(661)
Changes in working capital:
Receivables	62,168	1,839	(13,865)
Inventories	5,867	(6,309)	13,901
Prepaid expenses	(1,098)	3,473	(73)
Trade accounts payable	(13,634)	7,024	4,072
Accrued expenses and other current liabilities	(4,870)	(587)	911
Income taxes payable	1,776	1,148	-
Deferred income taxes	(102)	(3,903)	(57)
Other noncurrent assets	(247)	(719)	(61)
Net cash provided by operating activities	74,393	34,618	39,493

Cash Flows from Investing Activities:
Acquisitions	-	(3,030)	(21,712)
Purchase of property, plant and equipment	(4,332)	(5,927)	(7,063)
Proceeds from sale of property, plant and equipment	834	276	1,508
Net cash used in investing activities	(3,498)	(8,681)	(27,267)

Cash flows from financing Activities:
Short-term (repayments) borrowings	(18,500)	(14,500)	21,500
Long-term debt repayments	(40,056)	(322)	(837)
Proceeds from exercise of stock options	842	314	708
Purchase and retirement of common stock	(5,313)	(7,348)	(25,718)
Dividends on common stock	(6,308)	(6,533)	(6,871)
Net cash used in financing activities	(69,335)	(28,389)	(11,218)

Net change in cash and cash equivalents	1,560	(2,452)	1,008
Cash and cash equivalents at the beginning of period	8,625	11,077	10,069
Cash and cash equivalents at end of period	$10,185	$8,625	$11,077

Supplemental disclosure of Cash Flow Information
Cash paid for:
Interest, net	$4,972	$3,900	$4,766
Income taxes	8,492	11,242	17,011

See notes to consolidated financial statements.

Oxford Industries, Inc. and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years Ended June 1, 2001, June 2, 2000 and May 28, 1999

Note A. Summary of significant accounting policies:

1. Principal Business Activity: Oxford Industries, Inc. (the "Company") is engaged in the design, manufacture and sale of consumer apparel for men, women and children. Principal markets for the Company are customers located primarily in the United States. Company-owned manufacturing and distribution facilities are located primarily in the southeastern United States, Central America and Asia. In addition, the Company uses foreign and domestic contractors for other sources of production.

2. Principles of Consolidation: The consolidated financial statements include the accounts of the Company and all of its subsidiaries. All material intercompany balances, transactions and profits have been eliminated.

3. Fiscal Period: The Company's fiscal year ends on the Friday nearest May 31. The fiscal year includes operations for a 52-week period in 2001 a 53-week period in 2000 and a 52-week period in 1999.
  Revenue Recognition: The Company recognizes revenue when the following criteria are met: persuasive evidence of an agreement exists, delivery has occurred or services have been rendered, the Company's price to the buyer is fixed and determinable, and collectibility is reasonably assured.

5. Statement of Cash Flows: The Company considers cash equivalents to be short-term investments with original maturities of three months or less.

6. Inventories: Inventories are principally stated at the lower of cost (last-in, first-out method, "LIFO") or market.

  Property, Plant and Equipment: Depreciation and amortization of property, plant and equipment are provided on both straight-line (primarily buildings) and accelerated methods over the estimated useful lives of the assets as follows:

Buildings and improvements	7-40 years
Machinery and equipment	3-15 years
Office fixtures and equipment	3-10 years
Software	4 years
Autos and trucks	2-6 years
Leasehold improvements	Lesser of remaining life of the asset or life of lease

  Income Taxes: The Company recognizes deferred tax liabilities and assets based on the difference between financial and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.

  Financial Instruments: The fair values of financial instruments closely approximate their carrying values.

  Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements as well as reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

  New Accounting Standards: In June 1998, the Financial Accounting Standards Board (FASB ) issued Statement of Financial Accounting Standards "SFAS" No. 133, "Accounting for Derivative Instruments and Hedging Activities." This Statement establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives), and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. Management does not expect SFAS No. 133 to have a significant impact on the Company's financial condition or results of operations. The Company will adopt SFAS No. 133 in its fiscal 2002 financial statements.

  In June 2001 FASB approved SFAS No. 141, "Business Combinations", and SFAS No. 142, "Goodwill and Other Intangible Assets. SFAS No. 141 prospectively prohibits the pooling of interest method of accounting for business combinations initiated after June 30, 2001. SFAS No. 142 requires companies to cease amortizing goodwill that existed at June 30, 2001. The Company will cease amortizing goodwill at the end of the current fiscal year unless the early adoption provision is chosen. Any goodwill resulting from acquisitions completed after June 30,2001, will not be amortized. SFAS No. 142 also establishes a new method of testing goodwill for impairment on an annual or interim basis if an event occurs or circumstances change that would reduce the fair value of a reporting unit below its carrying value. The Company has not yet finished evaluating the impact of the adoption of this standard. .

  Receivable Sales: When the Company sells accounts receivable in securitizations, it retains servicing rights and one or more subordinated tranches, all of which are retained interests in the securitized receivables. Gain or loss on the sale of receivables depends in part on the previous carrying amount of the financial assets involved in the transfer, allocated between the assets sold and the retained interests based on their relative fair value on the date of transfer. To obtain fair values, quoted market prices are used if available. However, quotes are generally not available for retained interests, so the Company generally estimates fair value based on the present value of future expected cash flows estimated using management's best estimates of the key assumptions, such as credit losses and discount rates commensurate with the risks involved.

  Restatements and Reclassifications: Certain prior year amounts have been reclassified to conform to current year presentation.

Note B. Sale of Accounts Receivable:

During 2001, the Company entered into a $90 million asset backed revolving securitization facility under which the Company sells a defined pool of its accounts receivable through a wholly-owned special purpose subsidiary (the "Securitization Facility"). The Company initially funded $56 million under the Securitization Facility and maintained this level of funding through year-end. The proceeds from the funding were used to reduce outstanding borrowings under the Company's credit facility. The unpaid balance of accounts receivable sold was approximately $107 million. The Company continues to service these receivables and maintains a retained interest in the receivables. The Company received approximately $139,000 in servicing fees in 2001. The Company has not recorded a servicing asset or liability since the cost to service the receivables approximates the servicing income. The retained interest totaling approximately $50.7 million represents the excess of the receivables sold to the wholly-owned special purpose entity over the amount funded to the Company. The retained interests in the receivables sold is included in the caption "Receivables" in the accompanying consolidated balance sheet as of June 1, 2001. The fair value of the retained interest is equal to the carrying amount at year-end due to the short-term nature of the receivables. Credit losses on the receivables sold in 2001 were not material. In 2001, the Company received approximately $80.5 million from the wholly-owned special purpose entity. The amount consisted of $56 million from the initial sale, $24.7 million from collections of receivables related to the Company's retained interest (net of proceeds from subsequent sales of receivables), $139,000 in servicing fees, $101,000 in interest on the retained interest in the receivables sold, offset by a loss of $442,000 related to the difference between the current and future value of the receivables sold. This loss was determined by calculating the estimated present value of the receivables sold compared to their carrying amount. The present value is based on historical collection experience and a discount rate as prescribed under the terms of the Securitization Facility. For 2001, the loss was based on a discount rate, net of estimated interest income, of 4.9%

Note C. Inventories:

The Components of inventories are summarized as follows:

$ in thousands	June 1, 2001	June 2, 2000
Finished goods	$92,623	$90,961
Work in Process	22,064	25,903
Fabric	26,578	28,255
Trim and supplies	6,105	8,118
	$147,370	$153,237

The excess of replacement cost over the value of inventories based upon the LIFO method was $36,881,000 at June 1, 2001 and $37,154,000 at June 2, 2000.

During fiscal 2001, inventory quantities were reduced, which resulted in a liquidation of LIFO inventory layers carried at lower costs which prevailed in prior years. The effect of the liquidation was to decrease cost of goods sold by approximately $22,000 and to increase net earnings by $14,000 or $0.00 per share basic. During fiscal 2000, the effect of the liquidation was to decrease cost of goods sold by approximately $147,000 and to increase net earnings by $91,000 or $0.01 per share basic. During fiscal 1999, the effect of the liquidation was to decrease cost of goods sold by approximately $1,174,000 and to increase net earnings by $716,000 or $0.09 per share basic.

Note D. Property, Plant and Equipment:

Property, plant and equipment, carried at cost, are summarized as follows:

$ in thousands	June 1, 2001	June 2, 2000
Land	$2,254	$2,256
Buildings	31,861	29,250
Machinery and equipment	71,754	75,207
Leasehold improvements	5,256	7,604
	111,125	114,317
Less accumulated depreciation and amortization	77,609	77,210
	$33,516	$37,107

Depreciation expense was $7,145,222 in 2001 and $7,301,995 in 2000.

Note E. Notes Payable and Long-Term Debt:

The Company had available for its use a committed line of credit aggregating $5,000,000 at June 1, 2001. The Company has agreed to pay commitment fees for this available line of credit. At June 1, 2001, there were no borrowings under this line. In addition, the Company has $184,500,000 in uncommitted lines of credit, of which $123,500,000 is reserved exclusively for letters of credit. The Company pays no commitment fees for these available lines of credit. At June 1, 2001, there were no direct borrowings and approximately $56,482,000 in trade letters of credit outstanding under these lines. The weighted average interest rate on short-term borrowings during fiscal 2001 was 6.2%.

A summary of long-term debt is as follows:

$ in thousands	June 1, 2001	June 2, 2000
Note payable to bank, the rate is a margin above bank's cost of funds, which may fluctuate during the life of the loan (at June 2, 2000 the rate was 6.8875%); due in August 2001	$ -	$40,000
Industrial revenue bonds, mortgage notes and capital leases at fixed rates of 6.5% to 7.0% and a variable rate of prime plus 2% (prime was 7.0% at June 1, 2001); due in varying installments to 2004	662	718
	662	40,718
Less current maturities	263	205
	$399	$40,513

Property, plant and equipment with an aggregate carrying amount at June 1, 2001 of approximately $183,000 are pledged as collateral on the industrial revenue bonds.

The aggregate maturities of long-term debt are as follows:

$ in thousands
Fiscal Year
2002	$263
2003	255
2004	144
$662

Note F. Commitments and Contingencies:

The Company has operating lease agreements for buildings, sales offices and equipment with varying terms to 2007. The total rent expense under all leases was approximately $6,349,000 in 2001, $6,002,000 in 2000 and $5,897,000 in 1999.

The aggregate minimum rental commitments for all noncancelable operating leases with terms of more than one year are as follows:

$ in thousands
Fiscal year:
2002	$4,336
2003	3,457
2004	2,057
2005	1,471
2006	894
Thereafter	2,186
$14,401

The Company is also obligated under certain apparel license and design agreements to make future minimum payments as follows:

$ in thousands
Fiscal year:
2002	$6,052
2003	5,134
2004	1,558
2005	83
$12,827

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

Note G. Stock Options:

At June 1, 2001, 393,290 shares of common stock were reserved for issuance under stock option plans. The options granted under the stock option plans expire either five years or ten years from the date of grant. Options granted vest in five annual installments. The Company has elected as permitted under SFAS 123, "Accounting for Stock-Based Compensation," to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25") and related interpretations in accounting for its employee stock options. Under APB 25, because the exercise price of the Company's employee stock option equals the market price of the underlying stock on the date of the grant, no compensation expense is recognized.

Pro forma information, regarding net income and income per share, is required by SFAS 123 and has been determined as if the Company had accounted for its employee stock option plans under the fair value method of that statement. The fair value of these options was estimated at the date of the grant using the Black-Scholes option pricing model with the following assumption ranges: Risk-free interest rates between 5.090% and 6.510%, dividend yields between 2.4% and 4.87%, volatility factors between .2818 and .3120, and the expected life of the options was between five and ten years. Using this valuation model, the weighted average grant date value of options granted during the year ended June 1, 2001, was $4.06 per option.

The effect of applying the fair value method of SFAS 123 to the Company's option plan does not result in net income and net income per share that are materially different from the amounts reported in the Company's consolidated financial statements as demonstrated below (amounts in thousands except per share data):

	2001	2000	1999
Pro forma net income	$15,044	$23,151	$26,154
Pro forma earnings per share basic	$2.02	$3.00	$3.13
Pro forma earnings per share diluted	$2.01	$2.99	$3.09

A summary of the status of the Company's stock option plan and changes during the years ended are presented below.

	2001		2000		1999
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding, beginning of Year	443,900	$25	504,740	$25	436,800	$21
Granted	127,250	17	117,200	28	120,250	36
Exercised	(47,800)	18	(23,000)	19	(33,320)	19
Forfeited	(59,250)	25	(155,040)	28	(18,990)	22
Outstanding, end of year	464,100	$24	443,900	$25	504,740	$25

Options exercisable, end of year	163,990		132,450		219,940

The following table summarizes information about stock options outstanding as of June 1, 2001.

Date of Option Grant	Number of Shares	Exercise Price	Number Exercisable	Expiration Date
Sep. 16, 1996	151,900	17.75	104,100	Sep. 16, 2001
Jan. 5, 1998	2,500	32.28	1,500	Jan. 5, 2003
Jul. 13, 1998	95,500	35.66	38,200	Jul. 13, 2008
Jul. 12, 1999	100,950	27.88	20,190	Jul. 12, 2009
Jul.. 10, 2000	113,250	17.25	0	Jul. 10, 2010
	464,100		163,990

The Company has a Restricted Stock Plan for issuance of up to 100,000 shares of common stock. At June 1, 2001, 2,942 shares were outstanding under this plan. The plan allows the Company to compensate its key employees with shares of common stock containing restrictions on sale and other restrictions in lieu of cash compensation.

Note H. Significant Customers:

Three customers each represented between 10% and 15% of the Company's total sales in Fiscal 2001. Four customers each represented between 10% and 15% of the Company's total sales in fiscal 2000 and between 10% and 12% in fiscal 1999.

The Company provides credit, in the normal course of business, to a large number of retailers in the apparel industry. Approximately 61% at June 2, 2000 and 60% at May 28, 1999 were attributed to the Company's ten largest customers. The Company performs ongoing credit evaluations of its customers and maintains allowances for potential credit losses.

Note I. Benefit Plans:

The Company has a tax-qualified retirement savings plan covering substantially all full-time U.S. employees. If a participant decides to contribute, a portion of the contribution is matched by the Company. Total expense under this plan was $1,318,000 in 2001, $1,386,000 in 2000 and $1,427,000 in 1999.

The company has a non-qualified deferred compensation plan offered to a select group of management and highly compensated employees. The plan provides the participants with the opportunity to defer a specified percentage of their cash compensation. The Company matches a portion of the contribution. This plan was effective as of January 1, 2001. Participants may elect to defer up to 10% of annual base salary and up to 25% of bonus. The company funds these deferred compensation liabilities by making contributions to a rabbi trust. Total expense under this plan was $68,000 in 2001.

Note J. Income Taxes:

The provision (benefit) for income taxes includes the following:

$ in thousands	2001	2000	1999
Current:
Federal	8,714	$11,304	$15,623
State	1,141	1,662	2,282
Foreign	1,334	521	764
	11,189	13,487	18,669
Deferred	(1,784)	881	(1,794)
	9,405	$14,368	$16,875

Reconciliations of the U.S. federal statutory income tax rates and the Company's effective tax rates are summarized as follows:

	2001	2000	1999
Statutory rate	35.0%	35.0%	35.0%
State income taxes - net of federal income tax benefit	2.2	2.6	2.7
Nondeductible expenses and other, net	0.8	0.4	1.3
Effective rate	38.0%	38.0%	39.0%

Deferred tax assets and liabilities as of June 1, 2001 and June 2, 2000, are comprised of the following ($ in thousands):

	June 1, 2001	June 2, 2000
Deferred Tax Assets:
Inventory	$4,271	$3,224
Compensation	906	1,004
Group insurance	103	-
Allowance for bad debts	1,301	1,286
Depreciation and amortization	563	-
Environmental	1,721	1,721
Deferred revenue	328	982
Other, net	2,501	1,944
Deferred Tax Assets	$11,694	$10,161
Deferred Tax Liabilities:
Depreciation - property, plant and equipment	-	317
Foreign	3,013	2,816
Other, net	1,103	1,234
Deferred Tax Liabilities	4,116	4,367
Net Deferred Tax Asset	$7,578	$5,794

Note K. Equity and Earnings Per Share:

Basic earnings per share is computed based on the weighted average number of shares of common stock outstanding of 7,465,778 in 2001 7,717,888 in 2000 and 8,368,899 in 1999. The dilution effect of stock options outstanding during 2001, 2000 and 1999 added 18,980, 33,484 and 108,553, respectively, to the weighted average shares outstanding for purposes of calculating diluted earnings per share.

Note L. Segments:

The Company's business segments are the Oxford Shirt Group, Lanier Clothes, Oxford Slacks and the Oxford Womenswear Group.

The Shirt Group operations encompass dress and sport shirts, golf and children's apparel. Lanier Clothes produces suits, sportcoats, suit separates and dress slacks. Oxford Slacks is a producer of private label dress and casual slacks and shorts. The Oxford Womenswear Group is a producer of budget and moderate priced private label women's apparel.

Corporate and other is a reconciling category for reporting purposes and includes the Company's corporate offices, and other costs and services that are not allocated to operating groups

$ in thousands	Oxford Shirt Group	Lanier Clothes	Oxford Slacks	Oxford Womenswear Group	Corporate and Other	Total
2001
Sales	$220,949	$175,062	$103,096	$312,973	$415	$812,495
Depreciation and amortization	2,394	1,833	1,157	2,826	1,039	9,249
EBIT	(1,385)	12,557	6,054	15,455	(3,060)	29,621
Interest expense, net						4,870
Earnings before taxes						24,751
Assets	100,156	94,647	45,083	90,451	(67,097)	263,240
Purchase of property, plant and equipment	1,369	1,359	310	782	512	4,332

2000
Sales	$240,228	$174,805	$99,880	$324,352	$268	$839,533
Depreciation and amortization	2,584	1,914	1,148	2,626	1,121	9,393
EBIT	13,313	11,602	3,931	20,830	(8,040)	41,636
Interest expense, net						3,827
Earnings before taxes						37,809
Assets	114,093	99,810	41,033	93,750	(14,628)	334,058
Purchase of property, plant and equipment	2,006	1,195	778	653	1,295	5,927

1999
Sales	$313,171	$173,924	$100,516	$271,786	$3,038	$862,435
Depreciation and amortization	2,956	2,055	1,102	1,741	1,079	8,933
EBIT	20,455	9,128	6,811	9,418	2,169	47,981
Interest expense, net						4,713
Earnings before taxes						43,268
Assets	112,596	100,092	38,208	88,063	(3,637)	335,322
Purchase of property, plant and equipment	2,886	2,182	744	854	397	7,063

Note M. Subsequent Events:

Oxford Industries, Inc. and Donna Karan International have mutually agreed to terminate the DKNY Kids license on December 31, 2001. The license will be consolidated with Donna Karan International's European license holder for children's wear. Oxford will continue to service the business until the termination date.

Note N. Summarized quarterly data (unaudited):

Following is a summary of the quarterly results of operations for the years ended June 1, 2001, June 2, 2000 and May 28, 1999:

			Fiscal Quarter
$ in thousands, except per share amounts	First	Second	Third	Fourth	Total
2001
Net sales	$204,368	$194,869	$197,404	$215,854	$812,495
Gross profit	37,344	35,796	36,805	39,066	149,011
Net earnings	3,477	2,703	3,912	5,254	15,346
Basic earnings per share	0.46	0.36	0.53	0.71	2.06
Diluted earnings per share	0.45	0.36	0.53	0.70	2.05

2000
Net sales	$185,737	$219,945	$187,466	$246,385	$839,533
Gross profit	33,700	37,921	34,962	47,109	153,692
Net earnings	4,744	6,851	4,578	7,268	23,441
Basic earnings per share	0.60	0.89	0.60	0.95	3.04
Diluted earnings per share	0.60	0.88	0.60	0.94	3.02

1999*
Net sales	$198,606	$232,521	$206,027	$225,281	$862,435
Gross profit	40,032	43,675	39,976	40,582	164,265
Net earnings	5,966	8,041	6,328	6,058	26,393
Basic earnings per share	0.68	0.95	0.77	0.75	3.15
Diluted earnings per share	0.67	0.94	0.76	0.74	3.11

*Includes an after-tax LIFO adjustment in the fourth quarter of $1,837,687 or $0.13 per share favorable in 1999.

Net sales by product class

The following table sets forth separately in percentages net sales by class of similar products for each of the last three fiscal years:

	2001	2000	1999
Net Sales:
Menswear	60%	61%	68%
Womenswear	40%	39%	32%
	100%	100%	100%

Common Stock Information

	Market price on the New York Stock Exchange				Quarterly Cash Dividend Per Share
	Fiscal 2001		Fiscal 2000		Fiscal 2001	Fiscal 2000
	High	Low	High	Low
1st quarter	22.50	15.4375	29.625	22.375	.21	.21
2nd quarter	22 625	16.00	23.4375	20.1875	.21	.21
3rd quarter	20.75	13.75	21.3125	16.00	.21	.21
4th quarter	22.00	17.84	18.10	15.00	.21	.21

At the close of fiscal 2001, there were 612 stockholders of record.

Oxford Industries, Inc. and Subsidiaries
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

Oxford maintains a system of internal accounting controls designed to provide reasonable assurance, at a reasonable cost, that assets are safeguarded against loss or unauthorized use and that the financial records are adequate and can be relied upon to produce financial statements in accordance accounting principles generally accepted in the United States. The internal control system is augmented by written policies and procedures, an internal audit program and the selection and training of qualified personnel. This system includes policies that require adherence to ethical business standards and compliance with all applicable laws and regulations.

The consolidated financial statements for the years ended June 1, 2001, June 2, 2000 and May 28, 1999 have been audited by Arthur Andersen LLP, independent public accountants. In connection with its audits, Arthur Andersen LLP, develops and maintains an understanding of Oxford's accounting and financial controls and conducts tests of Oxford's accounting systems and other related procedures as it considers necessary to render an opinion on the financial statements.

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

Ben B. Blount, Jr.
Executive Vice President-
Finance, Planning and Administration
and Chief Financial Officer

Oxford Industries Inc., and Subsidiaries
Report of Independent Public Accountants

To Oxford Industries, Inc.

We have audited the accompanying consolidated balance sheets of Oxford Industries, Inc. (a Georgia corporation) and Subsidiaries as of June 1, 2001 and June 2, 2000 and the related consolidated statements of earnings, stockholders' equity, and cash flows for each of the three years in the period ended June 1, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Oxford Industries, Inc. and subsidiaries as of June 1, 2001, and June 2, 2000 and the results of their operations and their cash flows for each of the three years in the period ended June 1, 2001 in conformity with accounting principles generally accepted in the United States.

Atlanta, Georgia
July 13, 2001