Form 10-K, Exhibit 13
period 2002-05-31
OXFORD INDUSTRIES INC
filed 2002-08-28
CIK 75288

Exhibit 13

Oxford Industries, Inc. and Subsidiaries
Selected Financial Highlights

$ in thousands, except per share amounts Year ended:	May 31, 2002	June 1, 2001	June 2, 2000	2002/2001 % change
Net sales	$677,264	$812,495	$839,533	-16.6%
Net earnings	10,572	15,346	23,441	-31.1%
Basic earnings per share	1.41	2.06	3.04	-31.6%
Diluted earnings per share	1.40	2.05	3.02	-31.7%
Dividends per share	0.84	0.84	0.84	0.0%
Stockholders' equity	175,201	168,940	164,314	3.7%
Book value per share at year-end	23.31	22.81	21.48	2.2%
Return on average stockholders' equity	6.1%	9.2%	14.7%	-33.7%
The $0.21 per share dividend paid on June 1, 2002 was the 168th consecutive quarterly dividend paid by the company since it became publicly owned in July 1960.

Oxford Industries, Inc. and Subsidiaries
SELECTED FINANCIAL DATA

$ and shares in thousands, except per share amounts
Year ended:	May 31, 2002	June 1, 2001	June 2, 2000	May 28, 1999	May 29, 1998
Net Sales	$677,264	$812,495	$839,533	$862,435	$774,518
Cost of goods sold	544,016	663,484	685,841	698,170	619,690
Selling, general and administrative expenses	115,729	119,390	112,056	116,284	111,041
Interest, net	243	4,870	3,827	4,713	3,421
Earnings before income taxes	17,276	24,751	37,809	43,268	40,366
Income taxes	6,704	9,405	14,368	16,875	15,743
Net earnings	10,572	15,346	23,441	26,393	24,623
Basic earnings per common share	1.41	2.06	3.04	3.15	2.79
Basic number of shares outstanding	7,494	7,466	7,718	8,369	8,829
Diluted earnings per common share	1.40	2.05	3.02	3.11	2.75
Diluted number of shares outstanding	7,549	7,485	7,751	8,477	8,957
Dividends	6,304	6,249	6,444	6,801	7,063
Dividends per share	0.84	0.84	0.84	0.82	0.80
Total assets	250,513	263,240	334,058	335,322	311,490
Long-term obligations	139	399	40,513	40,689	41,428
Stockholders' equity	175,201	168,940	164,314	154,351	159,769
Capital expenditures	1,528	4,332	5,927	7,063	8,801
Book value per share at year-end	23.31	22.81	21.48	19.46	18.11
Return on average stockholders' equity	6.1%	9.2%	14.7%	16.8%	16.3%
Return on average total assets	4.1%	5.1%	7.0%	8.2%	8.2%

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

The following tables set forth the Consolidated Statements of Earnings in thousands of dollars, as a percent of net sales and the percentage change compared to the prior year. FY 2002 and 2001 included a 13-week fourth quarter and a 52 week year. FY 2000 included a 14-week fourth quarter and a 53 week year. (Percentages are calculated based on actual data, but percentage columns may not add due to rounding.)

Fiscal Years
	(Thousands)

	2002	2001	2000
Net Sales	$ 677,264	$ 812,495	$ 839,533
Cost of Goods Sold	544,016	663,484	685,841
Gross Profit	133,248	149,011	153,692
S,G&A	115,729	119,390	112,056
Earnings Before Interest and Income Taxes (EBIT)	17,519	29,621	41,636
Interest, Net	243	4,870	3,827
Earnings Before Income Taxes	17,276	24,751	37,809
Income Taxes	6,704	9,405	14,368
Net Earnings	$ 10,572	$ 15,346	$ 23,441

	Fiscal Years Percent of Sales
				Percent Change

	2002	2001	2000	01-02	00-01
Net Sales	100.0%	100.0%	100.0%	-16.6%	-3.2%
Cost of Goods Sold	80.3%	81.7%	81.7%	-18.0%	-3.3%
Gross Profit	19.7%	18.3%	18.3%	-10.6%	-3.0%
S,G&A	17.1%	14.7%	13.3%	-3.1%	6.5%
EBIT	2.6%	3.6%	5.0%	-40.9%	-28.9%
Interest, Net	0.0%	0.6%	0.5%	-95.0%	27.3%
Earnings Before Income Taxes	2.6%	3.0%	4.5%	-30.2%	-34.5%
Income Taxes	1.0%	1.2%	1.7%	-28.7%	-34.5%
Net Earnings	1.6%	1.9%	2.8%	-31.1%	-34.5%

SEGMENT DEFINITION

The Company's business segments are the Oxford Shirt Group, Lanier Clothes, Oxford Slacks, and the Oxford Womenswear Group. The Shirt Group operations encompass branded and private label dress and sport shirts and branded golf apparel. Lanier Clothes produces branded and private label suits, sportscoats, suit separates and dress slacks. Oxford Slacks is a producer of private label dress and casual slacks and walk shorts. The Womenswear Group is a producer of private label women's sportswear. Corporate and Other is a reconciling category for reporting purposes and includes the Company's corporate offices, transportation and logistics and other costs that are not allocated to the other operating groups. All data with respect to the Company's specific segments included within "Management's Discussion and Analysis" is presented before applicable intercompany eliminations. Certain prior year information has been reclassified be consistent with the current presentation. See Note L of Notes to Consolidated Financial Statements.

	Fiscal years			Percent Change
Net Sales	2002	2001	2000	02-01	01-00
Oxford Shirt Group	$189,380	$220,949	$240,228	-14.3%	-8.0%
Lanier Clothes	153,060	175,062	174,805	-12.6%	0.1%
Oxford Slacks	80,693	103,096	99,880	-21.7%	3.2%
Oxford Womenswear Group	253,723	312,973	324,352	-18.9%	-3.5%
Corporate and Other	408	415	268	-1.7%	54.9%
Total Net Sales	$677,264	$812,495	$839,533	-16.6%	-3.2%

	Fiscal Years			Percent Change
EBIT	2002	2001	2000	02-01	01-00

Oxford Shirt Group	$742	$(1,385)	$13,313	153.6%	-110.4%
Lanier Clothes	11,477	12,557	11,602	-8.6%	8.2%
Oxford Slacks	3,823	6,054	3,931	-36.9%	54.0%
Oxford Womenswear Group	9,538	15,455	20,830	-38.3%	-25.8%
Corporate and Other	(8,061)	(3,060)	(8,040)	-163.4%	61.9%
Total EBIT	$17,519	$29,621	$41,636	-40.9%	-28.9%

2002 Compared to 2001

Total Company

Net sales declined 16.6% in FY 2002 from the prior year. The decline was due to a 14.4% decline in the number of units shipped compounded by a 2.7% decline in the average selling price per unit. The Company attributes the sales decline to deteriorating economic conditions and continued weakness in apparel sales at retail, particularly in the aftermath of September 11. The decline was broad based and affected all operating segments and all major channels of distribution. Branded apparel made up a larger percentage of total sales than in the prior year, effectively shifting the sales mix to a higher average selling price. However, continued deflation in apparel prices caused the overall average selling price per unit to decline.

Cost of goods sold declined to 80.3% of net sales in 2002 from 81.7% of net sales in 2001. The improvement was primarily the result of more cost effective sourcing offset partially by the cost of closing two manufacturing facilities in Mexico and reducing the capacity of facilities in Honduras and the Dominican Republic. The Company established new manufacturing joint ventures in India and China and continued the transition of manufacturing support functions from the U.S. to offshore locations. In 2002, the Company changed its method of calculating LIFO inventories to provide for a better matching of costs and revenues, provide for a LIFO adjustment more representative of the Company's actual inflation on its inventories and reduce the likelihood of LIFO layer liquidations during periods of overall growth in inventories. The cumulative effect of the change in method and the pro forma effects of the change on prior year's results of operations were not determinable. The effect of the change on the results of operations for 2002 was to reduce net income by $3,032 or $0.40 per share diluted.

Selling, General and Administrative expenses (S,G&A) declined 3.1% from $119,390 in the prior year to $115,729 in 2002. Expense reduction initiatives and the discontinuation of the unprofitable DKNY Kids business was partially offset by losses of $2,400 from the sale of pre-petition Kmart receivables and approximately $1,030 of financing cost for the trade receivables securitization program reflected as S,G&A.

Interest expense decreased from $4,870 in the prior year to $243 in 2002. Approximately $1,030 of financing cost for the trade receivables securitization program were reflected as S,G&A expense rather than interest expense. The majority of the reduction in interest expense was due to lower average borrowing requirements and lower average interest rates.

The effective tax rate was 38.8% in the current year and 38.0% in the prior year. These changes are primarily attributable to the relative level of earnings in the various taxing jurisdictions to which the Company's earnings are subject.

Segment Results

Oxford Shirt Group

The Oxford Shirt Group reported a net sales decline of 14.3% from $220,949 in the prior year to $189,380 in 2002. The sales decline was primarily due to a 9.3% decline in unit sales compounded by a 5.4% decline in the average selling price per unit. The unit sales decline primarily came in the private label sector in the specialty and department store channels of distribution. The discontinuation of the DKNY Kids business also contributed to the sales decline. Despite the loss in sales, more cost effective product sourcing and reductions in S,G&A improved EBIT from a loss of $1,385 in the prior year to a profit of $742 in 2002. Subsequent to FYE 2001, the Company and Donna Karan International mutually agreed to terminate the DKNY Kids license on December 31, 2001. The Company continued to service the business until the termination date. Sales for DKNY Kids in FYE 2002 and 2001 were $7,255 and $10,389 respectively.

Lanier Clothes

Lanier Clothes reported a sales decline of 12.6% from $175,062 in the prior year to $153,060 in 2002. An 8.8% decline in unit sales was compounded by a 4.1% decline in the average selling price per unit. Continued weak demand from the group's department store customers was primarily responsible for the decline. Improved gross margins and reduced S,G&A partially offset the sales decline, resulting in an EBIT decline from $12,557 in 2001 to $11,477 in 2002.

Oxford Slacks

Oxford Slacks reported a sales decline of 21.7% from $103,096 in the prior year to $80,693 in 2002. The sales decline was due to a 12.7% unit sales decline compounded by a 10.4% decline in the average unit sales price. Shipments to the group's specialty catalog customers declined significantly from the prior year. This decline unfavorably impacted selling prices and gross margins. Reductions in S,G&A partially offset the gross profit decline. EBIT declined from $6,054 in 2001 to $3,823 in 2002.

Oxford Womenswear Group

The Womenswear Group reported a sales decline of 18.9% from $312,973 in the prior year to $253,723 in 2002. The decline was due to a 16.8% decline in units shipped compounded by a 2.5% decline in the average selling price per unit. This group experienced below plan performance on replenishment programs and lower shipments to a major mass merchant retailer. The Kmart bankruptcy also had a significant impact on this groups sales and earnings, resulting in a bad debt charge of approximately $2,400 and interrupted sales during the bankruptcy process. EBIT declined from $15,455 in the prior year to $9,538 in 2002.

Corporate and Other

The Corporate and Other reduction in EBIT was primarily due to the treatment of approximately $1,030 of financing cost for trade receivables securitization program as S,G&A expense rather than interest expense, a reclassification of bad debt expense resulting in Corporate and Other increasing bad debt expense by approximately $1,363, and underabsorption of Corporate and Other cost by the operating groups due to reduced sales volume.

2001 Compared to 2000

Total Company

Net sales decreased 3.2% in 2001 from 2000. The decline was due to a 2.2% decline in the average selling price per unit and a 1.1% decline in the number of units shipped. Despite heavy price promotions at retail, sales have been lackluster across most product lines. The take-out rate on most of the Company's core in-stock replenishment items was below plan.

Cost of goods sold remained constant at 81.7% of net sales in 2001 and 2000. Increased manufacturing efficiency was offset by increased markdowns required to keep inventories in line. The Company completed the transition to offshore manufacturing with the disposition of its three remaining domestic sewing facilities. Support functions such as fabric inspection, cutting, marking and raw materials warehousing began migrating offshore as well. This transition added to the cost of goods sold during the year but should result in shorter cycle times and lower costs when completed.

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

Segment Results

Oxford Shirt Group

The Oxford Shirt Group, which includes dress and sport shirts, western shirts, golf apparel and childrenswear, reported an 8.0% sales decline to $220,949. Sales increases in the western, golf and children's sectors did not offset decreases in the larger dress and sport shirt sectors. Profitability was severely impacted by the sales decline, higher markdowns and continued spending on new marketing initiatives. The group reported an EBIT loss of $1,385 for the year.

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

LIQUIDITY AND CAPITAL RESOURCES

2002 Compared to 2001

Operating activities generated $12,387 in 2002 and $74,393 in 2001. The primary factors contributing to this change were reduced net earnings and increased accounts receivable offset by decreased inventory. The increase in receivables was primarily due to amending its trade receivables securitization agreement discussed below, partially offset by decreased sales in the fourth quarter. Inventory declined $62,829 or 42.6% from $147,370 in 2001 to $84,541 in 2002 due to better asset management.

Investing activities used $431 in 2002 and $3,498 in 2001. The primary difference was the reduction in capital expenditures.

Financing activities used $4,550 in 2002 and $69,335 in 2001. The Primary difference was the reduction of bank debt during 2001.

The Company established a $90,000 accounts receivable securitization program on May 3, 2001, under which the Company sells a defined pool of its accounts receivable to a securitization conduit. At June 1, 2001, $56,000 was outstanding under the securitization agreement. The Company used the proceeds from the receivables securitization to eliminate bank borrowings. The Company amended its trade receivables securitization agreement on January 31, 2002 and as a result discontinued the off balance sheet treatment of the program. The facility amount was also reduced to $65,000. The Company had approximately $44,000 available under the securitization program on May 31, 2002. There was no debt outstanding under the securitization agreement at May 31, 2002.

The off-balance sheet treatment of the securitization agreement at June 1, 2001 had the effect of reducing accounts receivable by $56,000 and reducing bank debt by $56,000. If the securitization agreement had not been treated as off-balance sheet at June 1, 2001, the accounts receivable balance at June 1, 2001 would have increased $56,000 to $106,699 and the balance of short-term debt would have been $56,000. Net cash provided by operations for the fiscal year ending June 1, 2001 would have decreased by $56,000 to $18,393 and net cash used in financing activities would have declined by $56,000 to $13,325. For the fiscal year ending May 31, 2002, the net cash provided by operations would have increased by $56,000 to $68,387 and the net cash provided by financing activities would have increased by $56,000 to $51,450.

On July 15, 2002, the Company's Board of Director's declared a cash dividend of $0.21 per share payable on August 31, 2002 to shareholders of record on August 15, 2002.

2001 Compared to 2000

Operating activities generated $74,393 in 2001 and $34,618 in 2000. The primary factors contributing to this change were decreased accounts receivables and inventory offset by reduced net earnings and reduced trade payables. The accounts receivable reduction was primarily due to the receivables securitization program initiated in the fourth quarter.

Investing activities used $3,498 in 2001 and $8,681 last year. The primary difference was the final payment involved in the Next Day Apparel acquisition in the prior year.

Financing activities used $69,335 in 2001 and $28,389 in 2000. The primary difference was the reduction of both long-term and short-term notes to banks using the proceeds of the receivables securitization program.

On July 16, 2001, the Company's Board of Directors declared a cash dividend of $0.21 per share payable on September 1, 2001 to shareholders of record on August 15, 2001.

During 2001, the Company purchased and retired 289,604 shares of the Company's common stock acquired on the open market and in negotiated transactions.

CRITICAL ACCOUNTING POLICIES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements as well as reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates. Significant accounting policies employed by the Company are presented in Note A to the Consolidated Financial Statements.

Revenue Recognition

The Company recognizes sales when the following criteria are met: persuasive evidence of an agreement exists, delivery has occurred, the Company's price to the buyer is fixed and determinable, and collectibility is reasonably assured

Accounts Receivable

In the normal course of business, the Company grants credit directly to certain retail store customers. Accounts receivable are recorded net of an allowance for doubtful accounts. The Company estimates the allowance for doubtful accounts based upon an analysis of the aging of accounts receivable at the date of the financial statements, assessments of collectibility based on historic trends and an evaluation of economic conditions. The ratio of the allowance for doubtful accounts to gross receivables at May 31, 2002 and June 1, 2001 (including off-balance receivables of $56,000 at June 1, 2001) was 3.2% and 3.1% respectively.

Goodwill

The Company amortizes cost in excess of fair value of net assets of businesses acquired using the straight-line method over a period not to exceed 15 years. The Company reviews the recorded value of its goodwill annually, or sooner if events or changes in circumstances indicate that the carrying amount may exceed fair value. Recoverability is then determined by comparing the undiscounted net cash flows of the assets to which the goodwill applies to the net book value, including goodwill, of these assets. At May 31, 2002 and June 1, 2001, the Company had goodwill of approximately $5,839 and $7,860, respectively, which was included in "Other Assets" in the accompanying consolidated balance sheet.

SEASONALITY

The Company's business is impacted by the general seasonal trends characteristic of the apparel and retail industries. The Company's revenue is generally highest in the first and fourth fiscal quarters. As the timing of product shipments and other events effecting the retail business may vary, results for any particular quarter may not be indicative of results for the full year.

MARKET RISK SENSITIVITY

Trade Policy Risk

Substantially all of the Company's products are manufactured outside the United States. Most apparel imported into the United States is subject to duty and restrictive quotas on the number of garments that can be imported from certain countries into the United States each year. Because of the duty rates and quotas, changes in U.S. trade policy as reflected in various legislation, trade preference programs and trade agreements have the potential to materially impact the Company's sourcing strategy and the competitiveness of its owned manufacturing facilities and existing contract manufacturers. The Company manages this risk by continually monitoring U.S. trade policy, analyzing the impact of changes in such policy and adjusting its manufacturing and sourcing strategy accordingly.

Foreign Currency Risk

The Company receives United States dollars for substantially all of its product sales. Substantially all inventory purchases from contract manufacturers throughout the world are also denominated in United States dollars; however, purchase prices for the Company's products may be impacted by fluctuations in the exchange rate between the United States dollar and the local currencies of the contract manufacturers, which may have the effect of increasing the Company's cost of goods in the future. During the last three fiscal years, exchange rate fluctuations have not had a material impact on the Company's inventory costs; however, due to the number of currencies involved and the fact that not all foreign currencies react in the same manner against the United States dollar, the Company cannot quantify in any meaningful way the potential effect of such fluctuations on future income. The Company does not engage in hedging activities with respect to such exchange rate risk.

Commodity Price Risk

The Company is subject to commodity price risk arising from price fluctuations in the market prices of sourced garments or the various raw materials components of its manufactured products. The Company is subject to commodity price risk to the extent that any fluctuations in the market prices of its purchased garments and raw materials are not reflected by adjustments in selling prices of its products or if such adjustments significantly trail changes in these costs. The Company neither enters into significant long-term sales contracts nor enters into significant long-term purchase contracts. The Company does not engage in hedging activities with respect to such risk.

Inflation Risk

The consumer price index indicates deflation in apparel prices for at least the last three years. This deflation has resulted in the decline in the average selling price per unit for the Company as a whole and for each operating segment. In order to maintain gross margins and operating profit, the Company constantly seeks more cost effective product sourcing, productivity improvements and cost containment initiatives, in addition to efforts to increase unit sales.

NEW ACCOUNTING PRONOUNCEMENTS

In July 2001 the Financial Accounting Standards Board ("FASB") issued Statements of Financial Accounting Standards ("SFAS") No. 141, Business Combinations ("SFAS.141"), and SFAS 142, Goodwill and Other Intangible Assets ("SFAS 142"). SFAS 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. SFAS 142 changes the accounting for purchased goodwill from an amortization method to an impairment-only approach. Therefore amortization of all purchased goodwill, including amortization of goodwill recorded in past business combinations, will cease upon adoption of SFAS 142. SFAS 142 is effective for fiscal years beginning after December 15, 2001. Early adoption of the SFAS 142 is not permitted nor is retroactive application to prior period (interim or annual) financial statements. Recoverability will be determined by comparing the discounted net cash flows of the assets to which the goodwill applies to the net book value, including goodwill, of these assets. Management is currently evaluating the effect of this statement on the Company's results of operations and financial position. The amortization expense for Goodwill was $2,021 in fiscal 2002.

In July 2001, the FASB also issued SFAS No. 143, Accounting for Asset Retirement Obligations SFAS No. 143 requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred. When the liability is initially recorded, the entity capitalizes the cost by increasing the carrying amount of the related long-lived asset. Over time, the liability is accreted to its present value each period and the capitalized cost is depreciated over the useful life of the related asset. Upon settlement of the liability, the entity either settles the obligation for the amount recorded or incurs a gain or loss. SFAS No. 143 is effective for fiscal years beginning after June 15, 2002. Management believes that the adoption of this statement will not have a material effect on the Company's future results of operations.

In August 2001, the FASB issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. SFAS No. 144 supersedes SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of, and the accounting and reporting provisions of Accounting Principles Board Opinion No. 30, Reporting the Results of Operations Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions (Opinion 30) for the disposal of a segment of a business (as previously defined in Opinion 30). The FASB issued SFAS No. 144 to establish a single accounting model, based on the framework established in SFAS No. 121, for long-lived assets to be disposed of by sale. SFAS No. 144 broadens the presentation of discontinued operations in the income statement to include a component of an entity (rather than a segment of a business). A component of an entity comprises operations and cash flows that can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the entity. SFAS No. 144 also requires that discontinued operations be measured at the lower of the carrying amount or fair value less cost to sell. SFAS No. 144 is effective for fiscal years beginning after December 15, 2001 and should be applied prospectively. Management is evaluating the effect of this statement on the Company's results of operations and financial position.

FUTURE LIQUIDITY AND CAPITAL RESOURCES

Cash flow from operations is the Company's primary source of liquidity. The Company supplements operating cash with its $65,000 trade receivables securitization program and uncommitted bank lines of credit. On May 31, 2002, $44,000 was available under the securitization program and there was no debt outstanding. The Company has $219,500 in uncommitted lines of credit, of which $118,500 is reserved exclusively for letters of credit. The Company pays no commitment fees for these available lines of credit. At May 31, 2002 there were no direct borrowings and approximately $78,686 in trade letters of credit outstanding under these lines. The Company anticipates use and availability of uncommitted resources as working capital needs may require.

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

FUTURE OPERATING RESULTS

The apparel market remains highly competitive and continues to benefit the consumer, who enjoys a wide choice of apparel at deflating prices. This high level of competition is the result of continued excess worldwide manufacturing capacity and the search by manufacturers and retailers for low-cost production sources around the globe.

Uncertainties regarding the future retail environment that may affect the Company include continued excessive retail floor space per customer, constant heavy discounting at the retail level, deflation in wholesale and retail apparel prices and continued growth in direct importing by retailers. Economic uncertainties, global terrorism, stock market losses, layoffs, rising consumer debt and falling consumer savings rates have taken their toll on consumer spending. It is unclear whether consumer spending can maintain its current pace.

In August 2002, President Bush signed into law the Trade Act of 2002. The Trade Act contains numerous provisions two of which are especially relevant for the Company. First, the so called "trade promotion authority" provisions which permit the President to negotiate trade agreements that are then subject to a simple yes or no approval vote by Congress without amendment. This authority is crucial to the negotiation of any future trade agreements similar to NAFTA. The extension of this authority to the President may result in future trade agreements, such as the proposed Free Trade of the Americas Agreement, that may impact the Company's future sourcing strategy. Second, the Trade Act includes the Andean Trade Promotion and Drug Eradication Act (ATPDEA) that provides for duty free treatment of qualifying apparel products produced in Bolivia, Colombia, Ecuador and Peru. Importantly, ATPDEA provides benefits to products made from U.S. fabrics as well as Andean fabrics. The ATPDEA is likely to enhance the competitiveness of the Company's well established manufacturing and sourcing operations in the Andean region.

Fiscal year 2002 was perhaps the most challenging in the Company's sixty year history. The Company responded with aggressive asset management, manufacturing capacity reductions and cost containment initiatives. The Company ended the year with lean inventories and a reduced cost structure. As a result, the Company looks forward to improved financial performance in the coming year. For the first quarter of FY03, sales are expected to be down slightly and net earnings are expected to improve significantly compared to the prior period. For the full year, the Company anticipates a modest sales increase and a significant improvement in net earnings compared to the prior year.

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

Oxford Industries, Inc. and Subsidiaries
CONSOLIDATED BALANCE SHEETS
$ in thousands, except share and per share amounts
Year ended:	May 31, 2002	June 1, 2001
Assets
Current Assets:
Cash and cash equivalents	$17,591	$10,185
Receivables, less allowance for doubtful accounts of $3,390 in 2002 and $3,409 in 2001

	103,198	50,699
Inventories	84,541	147,370
Prepaid expenses	9,754	11,416
Total Current Assets	215,084	219,670
Property, Plant and Equipment, Net	27,188	33,516
Other Assets, Net	8,241	10,054
Total Assets	$250,513	$263,240

Liabilities and Stockholders' Equity
Current Liabilities:
Trade accounts payable	$43,320	$54,787
Accrued compensation	12,752	11,617
Other accrued expenses	12,250	18,252
Dividends payable	1,578	1,549
Income taxes payable	-	2,924
Current maturities of long-term debt	255	263
Total Current Liabilities	70,155	89,392
Long-Term Debt, less current maturities	139	399
Noncurrent Liabilities	4,500	4,500
Deferred Income Taxes	518	9
Commitments and Contingencies (Note F)
Stockholders' Equity:
Common stock*	7,515	7,406
Additional paid-in capital	14,615	11,741
Retained earnings	153,071	149,793
Total Stockholders' equity	175,201	168,940
Total Liabilities and Stockholders' Equity	$250,513	$263,240

*Par value $1 per share; authorized 30,000,000 common shares; issued and outstanding 7,514,979 in 2002 and 7,406,061 in 2001. Par Value $1 per share; authorized 30,000,000 preferred shares; none outstanding.

The accompanying notes are an integral part of these consolidated financial statements.

Oxford Industries, Inc. and Subsidiaries
CONSOLIDATED STATEMENTS OF EARNINGS

$ in thousands, except per share amounts
Year ended:	May 31, 2002	June 1, 2001	June 2, 2000
Net Sales	$677,264	$812,495	$839,533
Cost of goods sold	544,016	663,484	685,841
Gross Profit	133,248	149,011	153,692
Selling, general and administrative	115,729	119,390	112,056
Earnings before Interest and Taxes	17,519	29,621	41,636
Interest expense, net	243	4,870	3,827
Earnings Before Income Taxes	17,276	24,751	37,809
Income Taxes	6,704	9,405	14,368
Net Earnings	$10,572	$15,346	$23,441
Basic Earnings Per Common Share	1.41	$2.06	$3.04
Diluted Earnings Per Common Share	1.40	$2.05	$3.02

The accompanying notes are an integral part of these consolidated financial statements.

Oxford Industries, Inc. and Subsidiaries
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

	Common	Additional	Retained
$ in thousands, except per share amounts	Stock	Paid-in Capital	Earnings	Total
Balance, May 28,1999	$7,932	$11,244	$135,175	$154,351
Net earnings	-	-	23,441	23,441
Exercise of stock options	16	480	(182)	314
Purchase and retirement of common stock	(297)	(415)	(6,636)	(7,348)
Cash dividends, $0.84 per share	-	-	(6,444)	(6,444)
Balance, June 2, 2000	$7,651	$11,309	$145,354	$164,314
Net earnings	-	-	15,346	15,346
Exercise of stock options	45	861	(64)	842
Purchase and retirement of common stock	(290)	(429)	(4,594)	(5,313)
Cash dividends, $0.84 per share	-	-	(6,249)	(6,249)
Balance, June 1, 2001	$7,406	$11,741	$149,793	$168,940
Net earnings	-	-	10,572	10,572
Exercise of stock options	109	2,874	(990)	1,993
Purchase and retirement of common stock	-	-	-	-
Cash dividends, $0.84 per share	-	-	(6,304)	(6,304)
Balance, May 31, 2002	$7,515	$14,615	$153,071	$175,201

The accompanying notes are an integral part of these consolidated financial statements.

Oxford Industries, Inc. and Subsidiaries
CONSOLIDATED STATEMENTS OF CASH FLOWS

$ in thousands Year ended:	May 31, 2002	June 1, 2001	June 2, 2000
Cash Flows From Operating Activities:
Net earnings	$10,572	$15,346	$23,441
Adjustments to reconcile net earnings to
net cash provided by operating activities:
Depreciation and amortization	8,888	9,249	9,393
Gain on sale of property, plant and equipment	(31)	(62)	(182)
Changes in working capital:
Receivables	(52,499)	62,168	1,839
Inventories	62,829	5,867	(6,309)
Prepaid expenses	(673)	(1,098)	3,473
Trade accounts payable	(11,467)	(13,634)	7,024
Accrued expenses and other current liabilities	(4,867)	(4,870)	(587)
Income taxes payable	(2,924)	1,776	1,148
Deferred income taxes	2,844	(102)	(3,903)
Other assets	(285)	(247)	(719)
Net cash provided by operating activities	12,387	74,393	34,618

Cash Flows From Investing Activities:
Acquisitions	-	-	(3,030)
Purchases of property, plant and equipment	(1,528)	(4,332)	(5,927)
Proceeds from sale of property, plant and equipment	1,097	834	276
Net cash used in investing activities	(431)	(3,498)	(8,681)

Cash Flows From Financing Activities:
Short-term debt repayments	-	(18,500)	(14,500)
Long-term debt repayments	(268)	(40,056)	(322)
Proceeds from exercise of stock options	1,993	842	314
Purchase and retirement of common stock	-	(5,313)	(7,348)
Dividends on common stock	(6,275)	(6,308)	(6,533)
Net cash used in financing activities	(4,550)	(69,335)	(28,389)

Net change in cash and cash equivalents	7,406	1,560	(2,452)
Cash and cash equivalents at the beginning of year	10,185	8,625	11,077
Cash and cash equivalents at the end of year	$17,591	$10,185	$8,625

Supplemental disclosure of Cash Flow Information
Cash paid for:
Interest, net	$103	$4,972	$3,900
Income taxes	5,716	8,492	11,242

The accompanying notes are an integral part of these consolidated financial statements.

Oxford Industries, Inc. and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years Ended May 31, 2002, June 1, 2001 and June 2, 2000

Note A. Summary of Significant Accounting Policies:

1. Principal Business Activity-Oxford Industries, Inc. (the "Company") is engaged in the design, manufacture and sale of consumer apparel for men, women and children. Principal markets for the Company are customers located primarily in the United States. Company-owned manufacturing and distribution facilities are located primarily in the southeastern United States, Central America and Asia. In addition, the Company uses foreign and domestic contractors for other sources of production.

2. Principles of Consolidation-The consolidated financial statements include the accounts of the Company and all of its subsidiaries. All material intercompany balances, transactions and profits have been eliminated.

3. Fiscal Period-The Company's fiscal year ends on the Friday nearest May 31. The fiscal year includes operations for a 52-week period in 2002 and 2001 and a 53-week period in 2000.

4. Net Sales-The Company recognizes sales when the following criteria are met: persuasive evidence of an agreement exists, delivery has occurred, the Company's price to the buyer is fixed and determinable, and collectibility is reasonably assured

5. Cash and Cash Equivalents-The Company considers cash equivalents to be short-term investments with original maturities of three months or less.

6. Inventories-Inventories are principally stated at the lower of cost (last-in, first-out method, "LIFO") or market. As discussed below, during fiscal 2002, the Company changed the number of pools used in calculating its LIFO inventories.

7. Property, Plant and Equipment-Depreciation and amortization of property, plant and equipment are provided on both straight-line (primarily buildings) and accelerated methods over the estimated useful lives of the assets as follows:

Buildings and improvements	7-40 years
Machinery and equipment	3-15 years
Office fixtures and equipment	3-10 years
Software	4 years
Autos and trucks	2-6 years
Leasehold improvements	Lesser of remaining life of the asset or life of lease

8. Goodwill-The Company amortizes costs in excess of fair value of net assets of businesses acquired using the straight-line method over a period not to exceed 15 years. The Company reviews the recorded value of its goodwill annually, or sooner if events or changes in circumstances indicate that the carrying amount may exceed fair value. Recoverability is then determined by comparing the undiscounted net cash flows of the assets to which the goodwill applies to the net book value, including goodwill, of those assets. At May 31, 2002 and June 1, 2001, the Company had goodwill of approximately $5,839,000 and $7,860,000, which is net of accumulated amortization of $7,875,538 and 5,854,547 respectively, which was included in "Other Assets" in the accompanying consolidated balance sheet.

9. Income Taxes-The Company recognizes deferred tax liabilities and assets based on the difference between financial and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.

10. Financial Instruments-The Company's financial instruments consist primarily of cash and cash equivalents. Given their short-term nature, the fair values of financial instruments closely approximate their carrying values.

11. Use of Estimates-The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements as well as reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

12. Foreign Currency Translation-The functional currency for the Company's owned foreign manufacturing facilities is the U.S. dollar. Foreign currency financial statements are translated into U.S. dollars using period-end rates of exchange for assets and liabilities and monthly average rates of exchange for income and expenses. The net foreign currency gains and losses recognized in 2002, 2001 and 2000 were not significant.

13. Change in Accounting Principle-In 2002, the Company changed its method of calculating LIFO inventories by reducing the overall number of inventory pools from five to three. The Company made the change in order to better match costs with revenues and to provide for a LIFO adjustment more representative of the Company's actual inflation on its inventories. The cumulative effect of the change in method and the pro forma effects of the change on prior years' results of operations were not determinable. The effect of the change on the results of operations for 2002 was to reduce net earnings by $3,031,593 or $.40 per share diluted.

14. New Accounting Standards-In July 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 141, Business Combinations and SFAS No. 142, Goodwill and Other Intangible Assets SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. SFAS No.142 changes the accounting for purchased goodwill from an amortization method to an impairment-only approach. Therefore amortization of all purchased goodwill, including amortization of goodwill recorded in past business combinations, will cease upon adoption of SFAS No. 142. SFAS No. 142 is effective for fiscal years beginning after December 15, 2001. Early adoption of the SFAS No. 142 is not permitted nor is retroactive application to prior period (interim or annual) financial statements. Management is currently evaluating the effect of this statement on the Company's results of operations and financial position. The amortization expense for goodwill was $2,020,991 in fiscal 2002.

In July 2001, the FASB also issued SFAS No. 143, Accounting for Asset Retirement Obligations SFAS No. 143 requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred. When the liability is initially recorded, the entity capitalizes the cost by increasing the carrying amount of the related long-lived asset. Over time, the liability is accreted to its present value each period and the capitalized cost is depreciated over the useful life of the related asset. Upon settlement of the liability, the entity either settles the obligation for the amount recorded or incurs a gain or loss. SFAS No. 143 is effective for fiscal years beginning after June 15, 2002. Management believes that the adoption of this statement will not have a material effect on the Company's future results of operations.

In August 2001, the FASB issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. SFAS No. 144 supersedes SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of, and the accounting and reporting provisions of Accounting Principles Board Opinion No. 30, Reporting the Results of Operations Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions (Opinion 30) for the disposal of a segment of a business (as previously defined in Opinion 30). The FASB issued SFAS No. 144 to establish a single accounting model, based on the framework established in SFAS No. 121, for long-lived assets to be disposed of by sale. SFAS No. 144 broadens the presentation of discontinued operations in the income statement to include a component of an entity (rather than a segment of a business). A component of an entity comprises operations and cash flows that can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the entity. SFAS No. 144 also requires that discontinued operations be measured at the lower of the carrying amount or fair value less cost to sell. SFAS No. 144 is effective for fiscal years beginning after December 15, 2001 and should be applied prospectively. Management is evaluating the effect of this statement on the Company's results of operations and financial position.

In April 2002, the FASB issued SFAS No. 145, Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13 and Technical Corrections, which clarifies the criteria under which extinguishment of debt can be considered as extraordinary and rescinds the related SFAS Nos. 4 and 64 in addition to SFAS No. 44 and also makes technical corrections to other Statements of Financial Standards. The Company plans to adopt SFAS No. 145 in January 2003. Management believes that the adoption of this statement will not have a material effect on the Company's future results of operations.

15. Receivable Sales-When the Company sells accounts receivable in securitizations, it retains servicing rights and one or more subordinated tranches, all of which were retained interests in the securitized receivables. Gain or loss on the sale of receivables depended in part on the previous carrying amount of the financial assets involved in the transfer, allocated between the assets sold and the retained interests based on their relative fair value on the date of transfer. To obtain fair values, quoted market prices are used if available. However, quotes were generally not available for retained interests, so the Company generally estimated fair value based on the present value of future expected cash flows estimated using management's best estimates of the key assumptions, such as credit losses and discount rates commensurate with the risks involved.

16. Reclassifications-Certain prior year amounts have been reclassified to conform to current year presentation.

Note B. Sale of Accounts Receivable:

During fiscal year 2001, the Company entered into a $90 million asset backed securitization facility (the "Facility") under which the Company continues to sell a defined pool of its accounts receivable to a wholly-owned special purpose subsidiary (the "SPE"). The agreement is renewable annually and bears interest at a margin over asset backed commercial paper rates. The Company initially accounted for the Facility as off-balance sheet treatment under the provisions of SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities." In January 2002, the Company amended the Facility and as a result, is accounted for as a secured borrowing whereby all receivables outstanding under the program and the corresponding debt will be recognized in the Company's consolidated balance sheet. The program is now a $65 million asset backed securitization facility and The Company had approximately $44 million available under the Facility at May 31, 2002, none of which was outstanding at year-end.

Under the Facility, the Company services the receivables sold to the SPE and maintains a retained interest in the receivables. The Company has not recorded a servicing asset or liability since the cost to service the receivables approximates the servicing income received from the Facility. Due to the short-term nature of the receivables, the fair value of the Company's retained interest in the receivables is equal to the carrying amount.

During fiscal year 2001, the Company received approximately $80.5 million from the SPE. The amount consisted of $56 million from the initial sale, $24.7 million from collections of receivables related to the Company's retained interest (net of proceeds from subsequent sales of receivables), $139,000 in servicing fees, $101,000 in interest on the retained interest in the receivables sold, offset by a loss of $442,000 related to the difference between the current and future value of the receivables sold. The loss was determined by calculating the estimated present value of the receivables sold compared to their carrying amount. The present value is based on historical collection experience and a discount rate as prescribed under the terms of the Facility. For 2001, the loss was based on a discount rate, net of estimated interest income of 4.9%. The Company had a retained interest in receivables sold under the Facility of approximately $50.7 million at June 1, 2001, which was included in the caption "receivables" in the accompanying consolidated balance sheet. Credit losses on the receivables sold in 2001 were not material.

During 2002, prior to the amendment of the facility, the Company received approximately $463.4 million from the SPE. The amount consisted of $464.4 million from collections of receivables related to the Company's retained interest (net of proceeds from subsequent sales of receivables), $641,089 in servicing fees, $964,444 in interest on the retained interest in the receivables sold, offset by a loss of $2,636,000 related to the difference between the current and future value of the receivables sold. The discount rate used in calculating the loss recognized in 2002 was approximately 0.6%.

The off-balance sheet treatment of the securitization agreement at June 1, 2001 had the effect of reducing accounts receivable by $56,000 and reducing current debt by $56,000. If the securitization agreement had not been treated as off-balance sheet at June 1, 2001, the accounts receivable balance at June 1, 2001 would have increased $56,000 to $106,699 and the balance of short-term debt would have been $56,000. Net cash provided by operations for the fiscal year ending June 1, 2001 would have decreased by $56,000 to $18,393 and net cash used in financing activities would have declined by $56,000 to $13,325. For the fiscal year ending May 31, 2002, the net cash provided by operations would have increased by $56,000 to $68,387 and the net cash provided by financing activities would have increased by $56,000 to $51,450

Note C. Inventories:

The components of inventories are summarized as follows:
$ in thousands	May 31, 2002	June 1, 2001
Finished goods	$54,382	$92,623
Work in Process	11,681	22,064
Fabric	15,806	26,578
Trim and supplies	2,672	6,105
	$84,541	$147,370

The excess of replacement cost over the value of inventories based upon the LIFO method was $35,212,000 at May 31, 2002 and $36,881,000 at June 1, 2002.

During fiscal 2002, inventory quantities were reduced, which resulted in a liquidation of LIFO inventory layers carried at lower costs which prevailed in prior years. The effect of the liquidation was to decrease cost of goods sold by approximately $750,272 and to increase net earnings by $459,000 or $0.06 per share basic. During fiscal 2001, the effect of the liquidation was to decrease cost of goods sold by approximately $22,000 and to increase net earnings by $14,000 or $0.00 per share basic. During fiscal 2000, the effect of the liquidation was to decrease cost of goods sold by approximately $147,000 and to increase net earnings by $91,000 or $0.01 per share basic.

Note D. Property, Plant and Equipment:

Property, plant and equipment, carried at cost, are summarized as follows:
$ in thousands	May 31, 2002	June 1, 2001
Land	$2,254	$2,254
Buildings	31,835	31,861
Machinery and equipment *	66,511	71,754
Leasehold improvements	5,255	5,256
	105,855	111,125
Less accumulated depreciation and amortization	(78,667)	(77,609)
	$27,188	$33,516

*Machinery and equipment includes, machinery & equipment, office fixtures and equipment, software, autos and trucks.

Depreciation expense was $7,508,857 in 2002 ,$7,145,122 in 2001 and $7,301,995 in 2000.

Note E. Notes Payable and Long-Term Debt:

The Company has $219,500,000 in uncommitted lines of credit, of which $118,500,000 is reserved exclusively for letters of credit. The Company pays no commitment fees for these available lines of credit. At May 31, 2002, there were no direct borrowings and approximately $78,686,000 in trade letters of credit outstanding under these lines. The weighted average interest rate on short-term borrowings during fiscal 2002 was 3.03%.

A summary of long-term debt is as follows:
$ in thousands	May 31, 2002	June 1, 2001
Industrial revenue bonds, mortgage notes and capital leases at fixed rates of 6.7% and 7.0%; due in varying installments to 2004	$394	$662
Less current maturities	(255)	(263)
Total long-term debt	$139	$399

Property, plant and equipment with an aggregate carrying amount at May 31, 2002 of approximately $161,000 are pledged as collateral on the industrial revenue bonds.

The aggregate maturities of long-term debt are as follows:
$ in thousands
Fiscal Year
2003	$255
2004	139
$394

Note F. Commitments and Contingencies:

The Company has operating lease agreements for buildings, sales offices and equipment with varying terms to 2011. The total rent expense under all leases was approximately $5,619,000 in 2002, $6,349,000 in 2001 and $6,002,000 in 2000.

The aggregate minimum rental commitments for all noncancelable operating leases with terms of more than one year are as follows:
$ in thousands
Fiscal Year:
2003	$3,716
2004	2,131
2005	1,478
2006	980
2007	978
Thereafter	3,039
$12,322

The Company is also obligated under certain apparel license and design agreements to make future minimum payments as follows:

$ in thousands
Fiscal Year
2003	$6,139
2004	1,356
2005	1,034
2006	950
2007	554
$10,033

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

Note G. Stock Options:

At May 31, 2002, 299,320 shares of common stock were authorized and reserved for issuance under stock option plans. The options granted under the stock option plans expire either five years or ten years from the date of grant. Options granted vest in five annual installments. The Company has elected as permitted under SFAS No. 123, Accounting for Stock-Based Compensation, to follow Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (Opinion 25) and related interpretations in accounting for its employee stock options. Under Opinion 25, because the exercise price of the Company's employee stock option equals the market price of the underlying stock on the date of the grant, no compensation expense is recognized.

Pro forma information, regarding net earnings and net earnings per share, is required by SFAS No. 123 and has been determined as if the Company had accounted for its employee stock option plans under the fair value method of that statement. The fair value of these options was estimated at the date of the grant using the Black-Scholes option pricing model with the following assumption ranges: Risk-free interest rates between 5.090% and 6.510%, dividend yields between 2.4% and 4.87%, volatility factors between .2818 and .3220, and the expected life of the options was between five and ten years. Using this valuation model, the weighted average grant date value of options granted during the year ended May 31, 2002, was $6.35 per option.

The effect of applying the fair value method of SFAS No. 123 to the Company's stock option plan does not result in net earnings and net earnings per share that are materially different from the amounts reported in the Company's consolidated financial statements as demonstrated below (amounts in thousands except per share data):

Year ended:	2002	2001	2000
Pro forma net earnings	$10,248	$15,044	$23,151
Pro forma earnings per share basic	$1.37	$2.02	$3.00
Pro forma earnings per share diluted	$1.36	$2.01	$2.99

A summary of the status of the Company's stock option plan and changes during the years ended are presented below:

Year ended:	2002		2001		2000
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding, beginning of year	464,100	$24	443,900	$25	504,740	$25
Granted	112,200	21	127,250	17	117,200	28
Exercised	(159,070)	18	(47,800)	18	(23,000)	19
Forfeited	(18,230)	24	(59,250)	25	(155,040)	28
Outstanding, end of year	399,000	$25	464,100	$24	443,900	$25

Options exercisable, end of year	108,310		163,990		132,450

The following table summarizes information about stock options outstanding as of May 31, 2002.

Date of Option Grant	Number of Shares	Exercise Price	Grant Date Fair Value	Number Exercisable	Expiration Date
Jan. 5, 1998	2,500	32.28	9.41	2,000	Jan. 5, 2003
Jul. 13, 1998	92,500	35.66	10.31	55,500	Jul. 13, 2008
Jul. 12, 1999	95,700	27.88	9.40	37,980	Jul. 12, 2009
Jul. 10, 2000	99,350	17.25	4.06	12,830	Jul. 10, 2010
Jul. 16, 2001	108,950	21.45	6.35	0	Jul. 16, 2011
	399,000			108,310

The Company has a Restricted Stock Plan for issuance of up to 100,000 shares of common stock. At May 31, 2002, 2,942 shares were outstanding under this plan. The plan allows the Company to compensate its key employees with shares of common stock containing restrictions on sale and other restrictions in lieu of cash compensation.

Note H. Significant Customers:

Three customers each represented between 10% and 19% of the Company's net sales in fiscal 2002. Three customers each represented between 10% and 15% in fiscal 2001. Four customers each represented between 10% and 15% of the Company's total sales in fiscal 2000. The Company performs ongoing credit evaluations of its customers and maintains allowances for potential credit losses

Note I. Benefit Plans:

The Company has a tax-qualified voluntary retirement savings plan covering substantially all full-time U.S. employees. If a participant decides to contribute, a portion of the contribution is matched by the Company. Total expense under this plan was $1,089,000 in 2002, $1,318,000 in 2001 and $1,386,000 in 2000.

The company has a non-qualified deferred compensation plan offered to a select group of management and highly compensated employees. The plan provides the participants with the opportunity to defer a specified percentage of their cash compensation. The Company matches a portion of the contribution. This plan became effective as of January 1, 2001. Participants may elect to defer up to 10% of their annual base salary and up to 25% of their bonus. The Company funds these deferred compensation liabilities by making contributions to a rabbi trust. Total expense under this plan was $170,000 in 2002 and $68,000 in 2001.

Note J. Income Taxes:

The provision (benefit) for income taxes includes the following:

$ in thousands	2002	2001	2000
Current:
Federal	$2,944	$8,714	$11,304
State	120	1,141	1,662
Foreign	781	1,334	521
	3,845	11,189	13,487
Deferred	2,859	(1,784)	881
	$6,704	$9,405	$14,368

Reconciliations of the U.S. federal statutory income tax rates and the Company's effective tax rates are summarized as follows:

	2002	2001	2000
Statutory rate	35.0%	35.0%	35.0%
State income taxes - net of federal income tax benefit	1.9	2.2	2.6
Nondeductible expenses and other, net	1.9	0.8	0.4
Effective rate	38.8%	38.0%	38.0%

Deferred tax assets and liabilities are comprised of the following:

($ in thousands)	May 31, 2002	June 1, 2001
Deferred Tax Assets:
Inventory	$941	$4,271
Compensation	1,881	1,557
Group insurance	259	103
Allowance for bad debts	1,293	1,301
Depreciation and amortization	1,218	563
Environmental	1,721	1,721
Deferred revenue	-	328
Other, net	1,443	1,850
Deferred Tax Assets	8,756	11,694
Deferred Tax Liabilities:
Foreign	3,029	3,013
Other, net	1,008	1,103
Deferred Tax Liabilities	4,037	4,116
Net Deferred Tax Asset	$4,719	$7,578

Note K. Equity and Earnings Per Share:

	May 31, 2002	June 1, 2001	June 2, 2000
In thousands, except share and per share amounts
Basic and diluted earnings available to Stockholders (numerator):	$10,572	$15,346	$23,441
Shares (denominator):
Weighted average shares outstanding	7,493,678	7,465,778	7,717,888
Dilutive securities:
Options	55,599	18,980	33,484
Total assuming conversion	7,549,277	7,484,758	7,751,372
Per share amounts:
Basic per common share	$1.41	$2.06	$3.04
Diluted per common share	$1.40	$2.05	$3.02

  Options to purchase 190,700 shares of the Company's stock at prices ranging from $27.88 to $35.66 per share were outstanding during fiscal 2002. However, these were not included in the computation of diluted earnings per share because the inclusion of such shares would have had an antidilutive effect.
  Options to purchase 198,950 shares of the Company's stock at prices ranging from $27.88 to $35.66 per share were outstanding during fiscal 2001. However, these were not included in the computation of diluted earnings per share because the inclusion of such shares would have had an antidilutive effect.
  Options to purchase 229,200 shares of the Company's stock at prices ranging from $27.88 to $35.66 per share were outstanding during fiscal 2000. However, these were not included in the computation of diluted earnings per share because the inclusion of such shares would have had an antidilutive effect.

Note L. Segments:

The Company's business segments are the Oxford Shirt Group, Lanier Clothes, Oxford Slacks and the Oxford Womenswear Group.

The Shirt Group operations encompass branded and private label dress and sport shirts, branded golf apparel and branded childrenswear. Lanier Clothes produces branded and private label suits, sportscoats, suit separates and dress slacks. Oxford Slacks is a producer of private label dress and casual slacks and walk shorts. The Womenswear Group is a producer of private label women's sportswear. Corporate and Other is a reconciling category for reporting purposes and includes the Company's corporate offices, transportation and logistics and other costs that are not allocated to the other operating groups.

$ in thousands	Oxford Shirt Group	Lanier Clothes	Oxford Slacks	Oxford Womenswear Group	Corporate and Other	Total
2002
Net sales	$189,380	$153,060	$80,693	$253,723	$408	$677,264
Depreciation and amortization	2,132	1,813	1,020	2,982	941	8,888
Earnings before interest and taxes	742	11,477	3,823	9,538	(8,061)	17,519
Interest expense, net						243
Earnings before income taxes						17,276
Total assets	76,716	69,348	31,784	75,585	(2,920)	250,513
Purchases of property, plant and equipment	409	864	48	82	125	1,528

2001
Net sales	$220,949	$175,062	$103,096	$312,973	$415	$812,495
Depreciation and amortization	2,394	1,833	1,157	2,826	1,039	9,249
Earnings before interest and taxes	(1,385)	12,557	6,054	15,455	(3,060)	29,621
Interest expense, net						4,870
Earnings before income taxes						24,751
Total assets	100,156	94,647	45,083	90,451	(67,097)	263,240
Purchases of property, plant and equipment	1,369	1,359	310	782	512	4,332

2000
Net sales	$240,228	$174,805	$99,880	$324,352	$268	$839,533
Depreciation and amortization	2,584	1,914	1,148	2,626	1,121	9,393
Earnings before interest and taxes	13,313	11,602	3,931	20,830	(8,040)	41,636
Interest expense, net						3,827
Earnings before income taxes						37,809
Total assets	114,093	99,810	41,033	93,750	(14,628)	334,058
Purchases of property, plant and equipment	2,006	1,195	778	653	1,295	5,927

Information for the net book value of property plant and equipment by geographic area is presented below:

Year ended	May 31, 2002	June 1, 2001
United States	$14,061	$17,378
Latin America	12,068	14,781
Other foreign	1,059	1,357
Total	$27,188	$33,516

Note M. (unaudited)

Summarized Quarterly Data

Following is a summary of the quarterly results of operations for the years ended May 31, 2002, June 1, 2001 and June 2, 2000:

			Fiscal Quarter
$ in thousands, except per share amounts	First	Second	Third	Fourth	Total
2002*
Net sales	$179,530	$156,528	$149,495	$191,711	$677,264
Gross profit	36,320	27,545	28,912	40,471	133,248
Net earnings	3,127	461	1,357	5,627	10,572
Basic earnings per common share	0.42	0.06	0.18	0.75	1.41
Diluted earnings per common share	0.42	0.06	0.18	0.74	1.40

2001
Net sales	$204,368	$194,869	$197,404	$215,854	$812,495
Gross profit	37,344	35,796	36,805	39,066	149,011
Net earnings	3,477	2,703	3,912	5,254	15,346
Basic earnings per common share	0.46	0.36	0.53	0.71	2.06
Diluted earnings per common share	0.45	0.36	0.53	0.70	2.05

2000
Net sales	$185,737	$219,945	$187,466	$246,385	$839,533
Gross profit	33,700	37,921	34,962	47,109	153,692
Net earnings	4,744	6,851	4,578	7,268	23,441
Basic earnings per common share	0.60	0.89	0.60	0.95	3.04
Diluted earnings per common share	0.60	0.88	0.60	0.94	3.02

*Includes an after-tax favorable LIFO adjustment in the fourth quarter of $767,806 or $0.10 per share diluted in 2002.

Net sales by product class

The following table sets forth separately in percentages net sales by class of similar products for each of the last three fiscal years:

	2002	2001	2000
Net Sales:
Menswear	60%	60%	61%
Womenswear	40%	40%	39%
	100%	100%	100%

Common Stock Information

	Market price on the New York Stock Exchange				Quarterly Cash Dividend Per Share
	Fiscal 2002		Fiscal 2001		Fiscal 2002	Fiscal 2001
	High	Low	High	Low
1st quarter	24.14	21.11	22.50	15.44	.21	.21
2nd quarter	24 06	18.30	22 63	16.00	.21	.21
3rd quarter	26.10	22.19	20.75	13.75	.21	.21
4th quarter	29.00	25.05	22.00	17.84	.21	.21

At the close of fiscal 2002, there were 572 stockholders of record.

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

Oxford maintains a system of internal accounting controls designed to provide reasonable assurance, at a reasonable cost, that assets are safeguarded against loss or unauthorized use and that the financial records are adequate and can be relied upon to produce financial statements in accordance with accounting principles generally accepted in the United States. The internal control system is augmented by written policies and procedures, an internal audit program and the selection and training of qualified personnel. This system includes policies that require adherence to ethical business standards and compliance with all applicable laws and regulations.

The consolidated financial statements for the year ended May 31, 2002, have been audited by Ernst & Young LLP, independent auditors, and the financial statements for the years ended June 1, 2001 and June 2, 2000 have been audited by other auditors. In connection with its audit, Ernst & Young develops and maintains an understanding of Oxford's accounting and financial controls and conducts tests of Oxford's accounting systems and other related procedures as it considers necessary to render an opinion on the financial statements.

The Audit Committee of the Board of Directors, composed solely of outside directors, meets periodically with Oxford's management, internal auditors and independent auditors to review matters relating to the quality of financial reporting and internal accounting controls, and the independent nature, extent and results of the audit effort. The Committee recommends to the Board appointment of the independent auditors. Both the internal auditors and the independent auditors have access to the Audit Committee, with or without the presence of management.

Ben B. Blount, Jr.
Executive Vice President-
Finance, Planning and Administration
and Chief Financial Officer

Oxford Industries Inc., and Subsidiaries
Report of Independent Auditors

The Board of Directors and Stockholders of Oxford Industries, Inc.

We have audited the accompanying consolidated balance sheet of Oxford Industries, Inc. and Subsidiaries as of May 31, 2002, and the related consolidated statement of earnings, stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of Oxford Industries, Inc. and Subsidiaries as of and for the year ended June 1, 2001 and for the year ended June 2, 2000 were audited by other auditors, whose report dated July 13, 2001, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Oxford Industries, Inc. and Subsidiaries at May 31, 2002, and the consolidated results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

As discussed in Note A, the Company changed its method of calculating LIFO inventories in the year ended May 31, 2002.

/s/Ernst & Young LLP

Atlanta, Georgia

July 12, 2002