Form 10-K, Exhibit 13
period 2003-05-30
OXFORD INDUSTRIES INC
filed 2003-08-28
CIK 75288

                                   EXHIBIT 13

                    OXFORD INDUSTRIES, INC. AND SUBSIDIARIES
                          SELECTED FINANCIAL HIGHLIGHTS


$ in thousands, except per share amounts      May 30,         May 31,           June 1,         2003/2002
                             Year ended:       2003            2002              2001            % change
                             -----------       ----            ----              ----            --------
Net sales ...............................  $   764,602      $   677,264      $   812,495             12.9%
Net earnings ............................       20,327           10,572           15,346             92.3%
Basic earnings per common share .........         2.70             1.41             2.06             91.5%
Diluted earnings per common share .......         2.68             1.40             2.05             91.4%
Dividends per common share ..............         0.84             0.84             0.84              0.0%
Stockholders' equity ....................      189,365          175,201          168,940              8.1%
Book value per share at year-end ........        25.18            23.31            22.81              8.0%
Return on average stockholders' equity ..         11.2%             6.1%             9.2%            83.6%

The $0.21 per share dividend paid on May 31, 2003 was the 172nd consecutive quarterly dividend paid by the company since it became publicly owned in July 1960.

                    OXFORD INDUSTRIES, INC. AND SUBSIDIARIES
                             SELECTED FINANCIAL DATA

$ and shares in thousands, except per share amounts   May 30,       May 31,       June 1,       June 2,       May 28,
                                        Year ended:    2003          2002          2001          2000          1999
                                        -----------    ----          ----          ----          ----          ----
Net Sales .........................................  $764,602      $677,264      $812,495      $839,533      $862,435
Cost of goods sold ................................   604,891       544,016       663,484       685,841       698,170
Selling, general and administrative expenses.......   124,362       115,729       119,390       112,056       116,284
Earnings before interest and taxes ................    35,349        17,519        29,621        41,636        47,981
Interest, net .....................................     1,935           243         4,870         3,827         4,713
Earnings before income taxes ......................    33,414        17,276        24,751        37,809        43,268
Income taxes ......................................    13,087         6,704         9,405        14,368        16,875
Net earnings ......................................    20,327        10,572        15,346        23,441        26,393
Basic earnings per common share ...................      2.70          1.41          2.06          3.04          3.15
Basic number of shares outstanding ................     7,517         7,494         7,466         7,718         8,369
Diluted earnings per common share .................      2.68          1.40          2.05          3.02          3.11
Diluted number of shares outstanding ..............     7,572         7,549         7,485         7,751         8,477
Dividends .........................................     6,314         6,304         6,249         6,444         6,801
Dividends per share ...............................      0.84          0.84          0.84          0.84          0.82
Total assets ......................................   494,365       250,513       263,240       334,058       335,322
Long-term obligations .............................   198,586           139           399        40,513        40,689
Stockholders' equity ..............................   189,365       175,201       168,940       164,314       154,351
Capital expenditures ..............................     2,051         1,528         4,332         5,927         7,063
Depreciation and amortization .....................     5,987         8,888         9,249         9,393         8,933
Book value per share at year-end ..................     25.18         23.31         22.81         21.48         19.46
Return on average stockholders' equity ............      11.2%          6.1%          9.2%         14.7%         16.8%
Return on average total assets ....................       5.5%          4.1%          5.1%          7.0%          8.2%

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis in conjunction with our Consolidated Financial Statements and the Notes to Consolidated Financial Statements contained in this Annual Report.

OVERVIEW

      We are one of the largest designers, manufacturers, marketers and wholesalers of consumer apparel products in the United States. Our primary customers include specialty catalog retailers, national chain stores, department stores and mass merchants. Our business is operated through the following groups: the Oxford Shirt Group, Lanier Clothes, Oxford Slacks and the Oxford Womenswear Group.

      A number of factors had a significant impact on our results of operations for the fiscal year ended May 30, 2003. These factors include, among others, the continued decline in the consumer price indexes for apparel products, shifts in our sourcing base and the acquisition by Sears, Roebuck & Co. ("Sears") of Lands' End, Inc. ("Lands' End"), one of our significant customers.

      General business conditions in the apparel industry continue to be extremely competitive, characterized by weak demand and oversupply. Many major apparel retailers have reported declines in same-store sales during recent months. Consumer price indexes for apparel products have declined in each of the past five years ended May 2003. Lower retail selling prices have resulted in lower wholesale selling prices during the fiscal year ended May 30, 2003. In response to this deflation at the wholesale pricing level, we have succeeded in lowering the cost of our products through various initiatives to improve our sourcing, manufacturing and supply chain management operations.

      The migration of a portion of our production capacity from owned or leased facilities in the Caribbean Basin and Mexico to low cost joint ventures in China and India as well as to full package purchases from low cost vendors throughout the world, has contributed to the decline in our cost of goods sold during the current fiscal year. The reduction in Caribbean Basin and Mexican capacity resulted in more efficient operation of our remaining facilities in the region. Supply chain management initiatives have enabled us to more effectively plan inventory requirements, which have resulted in lower average inventory levels and lower exposure to inventory markdowns. We also continue to take advantage of various freetrade agreements throughout the world. These agreements permit us to avoid paying duty on qualifying products from eligible countries. In the absence of a free trade agreement or other trade preference, duty rates on the product categories that constitute the majority of our sales are in the 15 - 20% range.

      On June 17, 2002, Sears completed the acquisition of Lands' End. For fall 2002, Sears introduced an assortment of Lands' End apparel products to a number of Sears' larger retail stores. The rollout continued to more stores in the Spring 2003 season and will be substantially completed in the Fall 2003 season. Throughout the rollout, a majority of our shipments of Lands' End products to Sears stores have been attributable to establishing initial base inventory levels in Sears stores.

                                SUBSEQUENT EVENT

      On June 13, 2003, we acquired all of the outstanding capital stock of Viewpoint International, Inc. The transaction is valued at up to $325.0 million, consisting of $240.0 million in cash, $10.0 million in Oxford common stock and up to $75.0 million in contingent payments subject to achievement by Viewpoint of certain performance targets. The transaction was financed by a $200.0 million private placement of senior unsecured notes completed on May 16, 2003 and a new $275.0 million senior secured revolving credit facility completed on June 13, 2003. Viewpoint owns the Tommy Bahama lifestyle brand that is used to market a wide array of products and services including apparel, footwear, accessories, home furnishings and restaurants.

RESULTS OF OPERATIONS

      The following discussion provides information and analysis of our results of operations for the fiscal years ended May 30, 2003, May 31, 2002 and June 1, 2001 respectively. The following table sets forth the line items in the Consolidated Statements of Earnings data both in dollars and as a percentage of net sales. The table also sets forth the percentage change of the data as compared to the prior year. We have calculated all percentages set forth below based on actual data, but percentage columns may not add due to rounding.

                                                   Fiscal Year
                                                   -----------
$ in thousands                           2003         2002         2001
----------------------------------     --------     --------     --------
NET SALES ..........................   $764,602     $677,264     $812,495
Cost of Goods Sold .................    604,891      544,016      663,484
                                       --------     --------     --------
GROSS PROFIT .......................    159,711      133,248      149,011
Selling, General & Administrative ..    124,362      115,729      119,390
                                       --------     --------     --------
EARNINGS BEFORE INTEREST AND TAXES .     35,349       17,519       29,621

Interest, Net ......................      1,935          243        4,870
                                       --------     --------     --------
EARNINGS BEFORE TAXES ..............     33,414       17,276       24,751
Income Taxes .......................     13,087        6,704        9,405
                                       --------     --------     --------
NET EARNINGS .......................   $ 20,327     $ 10,572     $ 15,346
                                       ========     ========     ========

                                               Percent of Sales
                                                  Fiscal Year                Percent Change
                                                  -----------                --------------
                                         2003        2002        2001       02-03       01-02
                                         ----        ----        ----       -----       -----
NET SALES ............................  100.0%      100.0%      100.0%       12.9%      (16.6%)
Cost of Goods Sold ...................   79.1%       80.3%       81.7%       11.2%      (18.0%)
                                        -----       -----       -----        ----       -----
GROSS PROFIT .........................   20.9%       19.7%       18.3%       19.9%      (10.6%)
Selling, General & Administrative ....   16.3%       17.1%       14.7%        7.5%       (3.1%)
                                        -----       -----       -----        ----       -----
EARNINGS BEFORE INTEREST AND TAXES ...    4.6%        2.6%        3.6%      101.8%      (40.9%)

Interest, Net ........................    0.3%        0.0%        0.6%      696.3%      (95.0%)
                                        -----       -----       -----        ----       -----
EARNINGS BEFORE TAXES ................    4.4%        2.6%        3.0%       93.4%      (30.2%)
Income Taxes .........................    1.7%        1.0%        1.2%       95.2%      (28.7%)
                                        -----       -----       -----        ----       -----
NET EARNINGS .........................    2.7%        1.6%        1.9%       92.3%      (31.1%)
                                        =====       =====       =====        ====       =====

SEGMENT DEFINITION

      We identify operating segments based on the way we organize the components of our business for purposes of allocating resources and assessing performance. Our business segments are the Oxford Shirt Group, Lanier Clothes, Oxford Slacks and the Oxford Womenswear Group. The Oxford Shirt Group operations encompass branded and private label dress and sport shirts and branded golf apparel. Lanier Clothes produces branded and private label suits, sportscoats, suit separates and dress slacks. Oxford Slacks is a producer of private label dress slacks, casual slacks and walkshorts. The Oxford Womenswear Group is a producer of private label women's sportswear. Corporate and Other is a reconciling category for reporting purposes and includes our corporate offices, transportation and logistics, intercompany eliminations, LIFO inventory accounting adjustments and other costs that are not allocated to the operating groups. All data with respect to the specific segments is presented before applicable intercompany eliminations. See Note N of Notes to Consolidated Financial Statements.

                                    Fiscal Year                      Percent Change
                                    -----------                      --------------
$ in thousands            2003         2002         2001          02-03          01-02
--------------            ----         ----         ----          -----          -----
NET SALES
Oxford Shirt Group ...  $201,567     $189,380     $220,949          6.4%         (14.3%)
Lanier Clothes .......   157,385      153,060      175,062          2.8%         (12.6%)
Oxford Slacks ........    96,564       80,693      103,096         19.7%         (21.7%)
Womenswear Group .....   308,762      253,723      312,973         21.7%         (18.9%)
Corporate and Other ..       324          408          415        (20.6%)         (1.7%)
                        --------     --------     --------         ----          -----
TOTAL ................  $764,602     $677,264     $812,495         12.9%         (16.6%)
                        ========     ========     ========         ====          =====

                                                    Fiscal Year                       Percent Change
                                                    -----------                       --------------
$ in thousands                           2003          2002          2001           02-03          01-02
--------------                           ----          ----          ----           -----          -----
EARNINGS BEFORE INTEREST AND TAXES
Oxford Shirt Group ..................  $  3,819      $    742      $ (1,385)        414.7%         153.6%
Lanier Clothes ......................    16,444        11,477        12,557          43.3%          (8.6%)
Oxford Slacks .......................     7,574         3,823         6,054          98.1%         (36.9%)
Oxford Womenswear Group .............    17,321         9,538        15,455          81.6%         (38.3%)
Corporate and Other .................    (9,809)       (8,061)       (3,060)        (21.7%)       (163.4%)
                                       --------      --------      --------         -----          -----
TOTAL ...............................  $ 35,349      $ 17,519      $ 29,621         101.8%         (40.9%)
                                       ========      ========      ========         =====          =====

FISCAL 2003 COMPARED TO 2002

TOTAL COMPANY

     Net sales for fiscal 2003 were $764.6 million, an increase of 12.9% from net sales of $677.3 million in fiscal 2002. The increase was due to a 24.3% increase in the number of units shipped offset by a 9.1% decline in the average selling price per unit. The increase in unit sales extended to all operating segments and was primarily due to growth in mass merchant and chain store channels of distribution, and included the rollout of Lands' End apparel into selected Sears stores. The decline in the average selling price per unit was due to a shift in product mix towards a higher proportion of lower priced products as a result of the increase in shipments to the mass merchant distribution channel and continued year-to-year deflation in apparel prices.

      Cost of goods sold for fiscal 2003 was $604.9 million, or 79.1% of net sales, compared to $544.0 million or 80.3% of net sales in fiscal 2002. The relative decline in cost of goods sold was due to the continuation of more cost-effective sourcing and improved manufacturing efficiencies. Reductions in manufacturing capacity in Mexico and the Caribbean Basin and increased sales enabled us to more efficiently utilize our remaining capacity. We also established an additional manufacturing joint venture in China during the second quarter. Improved inventory management and supply chain initiatives resulted in lower markdowns.

      Selling, general and administrative expenses (S, G & A) increased $8.6 million or 7.5% from $115.7 million in fiscal 2002 to $124.4 million in fiscal 2003. As a percentage of net sales, S, G & A declined from 17.1% in the prior year to 16.3% in the current year. S, G & A, in the current year, includes incentive compensation costs of $10.2 million compared to $2.2 million in the prior year, $2.6 million of costs to close the Izod Club Golf operations, which are detailed more fully in the Oxford Shirt Group segment discussion below, and $1.1 million of acquisition due diligence costs. Included in S, G & A in fiscal 2002 were $2.4 million in losses from the sales of pre-petition Kmart receivables, approximately $1.0 million of financing costs reflected as S, G & A expense for our accounts receivable securitization facility and approximately $2.0 million in goodwill amortization. With the adoption of SFAS 142 in fiscal 2003, goodwill ceased to be amortized.

      Interest expense increased from $0.2 million in fiscal 2002 to $1.9 million in the current year. In the prior year, approximately $1.0 million of financing costs for our trade receivables securitization facility were reflected as S, G & A expense rather than interest expense. Current year interest expense includes acquisition interest expense of $1.8 million, of which $1.0 million related to a bridge financing commitment in connection with the Viewpoint acquisition agreement. The bridge financing commitment was established to provide contingent financing in the event the placement of the senior notes was delayed. The bridge financing commitment was terminated upon successful completion of the senior notes offering. Costs incurred relating to this arrangement during the fourth quarter was reflected as additional interest expense.

      The effective tax rate was approximately 39.2% for fiscal 2003 and 38.8% for fiscal 2002. Variations in the rate are primarily attributable to the relative distribution of pre-tax earnings among the various taxing jurisdictions in which we operate.

SEGMENT RESULTS
OXFORD SHIRT GROUP

      The Oxford Shirt Group reported a net sales increase of 6.4% from $189.4 million in fiscal 2002 to $201.6 million in fiscal 2003. The increase resulted from a unit sales increase of 16.6% partially offset by an 8.7% decline in the average selling price per unit. The unit sales increase was primarily due to the rollout of Lands' End apparel into selected Sears stores, partially offset by a decline in shipments of golf products. The decline in the average selling price per unit was primarily due to a shift in product mix towards a higher proportion of lower priced products as a result of the decrease in shipments of golf products and continued deflation in apparel prices. Earnings Before Interest and Taxes (EBIT) increased from $0.7 million in fiscal 2002 to $3.8 million in fiscal 2003. The improvement in EBIT was due to the increased sales volume, increased manufacturing efficiency and lower markdowns.

      During the year we closed the Izod Club European Golf operation. Total costs incurred during the second quarter to close the European operation were approximately $1.3 million. Of the total costs incurred, approximately $0.8 million related to inventory markdowns and were recognized as additional cost of goods sold, and $0.5 million related primarily to severance costs and an increase in the allowance for doubtful accounts, which was recognized as additional S, G & A. Significantly all of the costs were settled prior to year-end. Net sales for the European operation were $1.2 million in fiscal 2002 and $0.5 million in fiscal 2003.

      During the year we announced our decision to close our Izod Club U.S. Golf operation in fiscal 2004 upon completion of shipping the fall 2003 season. Total costs incurred during the fourth quarter related to the closure were approximately $3.0 million. Of the total costs incurred, approximately $0.9 million related to additional inventory markdowns incurred associated with the closure, approximately $1.7 million related to a license termination fee which will be paid in four equal quarterly installments during calendar 2004, with the remaining $0.4 million related to severance and other miscellaneous costs. The costs associated with the inventory markdowns were recognized as additional cost of goods sold while all other costs incurred were recognized as additional S, G & A expense. At May 30, 2003 significantly all of the amounts related to the severance had been paid, while the remaining amounts related to inventory markdowns and the termination fee will be reduced as the related inventory is sold and license fees are paid during the 2004 and 2005 fiscal years. Net sales for the U.S. operation were $24.5 million in fiscal 2002 and $18.1 million in fiscal 2003.

LANIER CLOTHES

      Lanier Clothes reported a net sales increase of 2.8% from $153.1 million in fiscal 2002 to $157.4 million in fiscal 2003. The increase was due to a 9.4% increase in the units shipped, partially offset by a 6.0% decline in the average selling price per unit. The unit sales increase was due to increased private label business. The decline in the average selling price was due to deflation in menswear apparel and a shift in product mix towards a higher proportion of lower priced products. EBIT increased 43.3% from $11.5 million in fiscal 2002 to $16.4 million in fiscal 2003. The increase in EBIT was due to increased sales volume, lower markdowns, more cost-effective sourcing and improved manufacturing efficiency.

OXFORD SLACKS

      Oxford Slacks reported a net sales increase of 19.7% from $80.7 million in fiscal 2002 to $96.6 million in fiscal 2003. The sales increase was due to an 18.3% increase in unit sales and a 1.2% increase in the average selling price per unit. The unit sales increase was primarily driven by the rollout of Lands' End apparel to selected Sears stores and growth in the specialty catalog distribution channel. The increase in the average selling price per unit was due to a more favorable product mix, partially offset by continued deflation in apparel prices. EBIT increased 98.1% from $3.8 million in fiscal 2002 to $7.6 million in fiscal 2003. The improvement in EBIT was due to the increase in sales volume, the more favorable product mix and improved manufacturing performance due to higher volumes.

OXFORD WOMENSWEAR GROUP

      The Oxford Womenswear Group reported a sales increase of 21.7% from $253.7 million in fiscal 2002 to $308.8 million in fiscal 2003. The increase in net sales was due to a 29.3% increase in unit sales volume, partially offset by a 7.1% decline in the average selling price per unit. The increase in unit volume came primarily in the mass merchant distribution channel. The decline in the average selling price per unit was partially due to product mix and partially due to the continued deflation in apparel prices. EBIT increased 81.6% from $9.5 million in fiscal 2002 to $17.3 million in fiscal 2003. The increase in EBIT was primarily due to the increased sales volume and increased leveraging of S, G & A.

CORPORATE AND OTHER

      The Corporate and Other decline in EBIT was primarily due to higher accrued incentive compensation costs due to improved financial performance of $3.3 million and acquisition due diligence costs of $1.1 million partially offset by LIFO accounting adjustments of $0.3 million. The LIFO adjustment is net of a $0.5 million charge which related to the LIFO accounting treatment of inventory markdowns taken in excess of the inventory's LIFO cost associated with the our decision to close our Izod Club U.S. Golf operation. Total inventory markdowns in excess of LIFO costs were $1.4 million. Prior year Corporate and Other included $1.0 million of financing coats under our accounts receivable securitization facility and a reclassification of bad debt expense resulting in a increase in bad debt expense under Corporate and Other of approximately $1.4 million.

FISCAL 2002 COMPARED TO 2001

TOTAL COMPANY

      Net sales for fiscal 2002 were $677.3 million, a decrease of $135.2 million, or 16.6%, from net sales of $812.5 million in fiscal year 2001. The decline was due to a 14.4% decline in the number of units shipped compounded by a 2.7% decline in the average selling price per unit. We attribute the sales decline to deteriorating economic conditions and continued weakness in apparel sales at retail, particularly in the aftermath of September 11, 2001. The decline was broad based and affected all operating segments and all major channels of distribution. Branded apparel made up a larger percentage of total sales than in the prior year, effectively shifting the sales mix to a higher average selling price. However, continued deflation in apparel prices caused the overall selling price per unit to decline.

      Cost of goods sold for fiscal 2002 was $544.0 million, or 80.3% of net sales, compared to $663.5 million or 81.7% of net sales, in fiscal 2001. The improvement was primarily the result of more cost-effective sourcing offset partially by the cost of closing two manufacturing facilities in Mexico and reducing the capacity of facilities in Honduras and the Dominican Republic. We established new manufacturing joint ventures in India and China and continued the transition of manufacturing support functions from the U.S. to offshore locations. In fiscal 2002, we changed our method of calculating last-in, first-out (LIFO) inventories to provide for a better matching of costs and revenues, to provide for a LIFO adjustment more representative of actual inflation on our inventories and to reduce the likelihood of LIFO layer liquidations during periods of overall growth in inventories. The cumulative effect of the change in method and the pro forma effects of the change on prior year's results of operations were not determinable. The effect of the change on our results of operations for fiscal 2002 was to reduce net income by $3.0 million or $0.40 per share diluted.

      S, G & A expenses in fiscal 2002 were $115.7 million, a decline of $3.7 million or 3.1% from $119.4 million in fiscal 2001. The improvement was due to expense reduction initiatives and the discontinuation of the unprofitable DKNY Kids business, partially offset by losses of $2.4 million from a bad debt charge related to the Kmart bankruptcy and approximately $1.0 million of financing costs reflected as S, G & A expense for our accounts receivable securitization facility.

      Interest expense in fiscal 2002 was $0.2 million, a decline of $4.6 million from $4.9 million in fiscal 2001. This decline was due in part to approximately $1.0 million of financing cost for our accounts receivables securitization facility being reflected as S, G & A expense rather than interest expense. The majority of the reduction in interest expense was due to lower average borrowing requirements, with lower average interest rates also contributing.

      The effective tax rate was 38.8% in fiscal 2002 compared to 38.0% in fiscal 2001. The increase was primarily attributable to the relative level of earnings in the various taxing jurisdictions to which our earnings are subject.

SEGMENT RESULTS
OXFORD SHIRT GROUP

     Our Oxford Shirt Group reported a net sales decline of 14.3% from $220.9 million in fiscal 2001 to $189.4 million in fiscal 2002. The sales decline was primarily due to a 9.3% decline in unit sales compounded by a 5.4% decline in the average selling price per unit. The unit sales decline primarily came in the private label sector in the specialty and department store channels of distribution. The discontinuation of the DKNY Kids business also contributed to the sales decline. Despite the loss in sales, more cost-effective product sourcing and reductions in S, G & A expenses improved EBIT from a loss of $1.4 million in fiscal 2001 to a profit of $0.7 million in fiscal 2002. Subsequent to the end of fiscal 2001, we and Donna Karan International mutually agreed to terminate the DKNY Kids license as of December 31, 2001. We continued to service this business until the termination date. Sales for DKNY Kids were $7.3 million and $10.4 million in fiscal 2002 and fiscal 2001, respectively.

LANIER CLOTHES

      Lanier Clothes reported a sales decline of 12.6% from $175.1 million in fiscal 2001 to $153.1 million in fiscal 2002. The sales decline was caused by an 8.8% decline in unit sales compounded by a 4.1% decline in the average selling price per unit. Continued weak demand from the group's department store customers was primarily responsible for the decline. Improved gross margins and reduced S, G & A expenses partially offset the sales decline, resulting in an EBIT decline from $12.6 million in fiscal 2001 to $11.5 million in fiscal 2002

OXFORD SLACKS

      Oxford Slacks reported a sales decline of 21.7% from $103.1 million in fiscal 2001 to $80.7 million in fiscal 2002. The sales decline was due to a 12.7% unit sales decline compounded by a 10.4% decline in the average selling price per unit. Shipments to the group's specialty catalog customers declined significantly from the prior year, unfavorably impacting selling prices and gross margins. Reductions in S, G & A expenses partially offset the gross profit decline. EBIT declined from $6.1 million in fiscal 2001 to $3.8 million in fiscal 2002.

OXFORD WOMENSWEAR GROUP

      Our Oxford Womenswear Group reported a sales decline of 18.9% from $313.0 million in fiscal 2001 to $253.7 million in fiscal 2002. The sales decline was due to a 16.8% decline in units shipped compounded by a 2.5% decline in the average selling price per unit. This group experienced below plan performance on replenishment programs and lower shipments to a major mass merchant retailer. The Kmart bankruptcy also had a significant impact on this group's sales and earnings, resulting in a bad debt charge of approximately $2.4 million and interrupted sales during the bankruptcy process. EBIT declined from $15.5 million in fiscal 2001 to $9.5 million in fiscal 2002.

CORPORATE AND OTHER

      Our Corporate and Other reduction in EBIT from a loss of $3.1 million in fiscal 2001 to a loss of $8.1 million in fiscal 2002 was primarily due to the treatment of approximately $1.0 million of financing cost for our accounts receivable securitization facility as S, G & A expense rather than interest expense, a reclassification of bad debt expense resulting in an increase in bad debt expense under Corporate and Other of approximately $1.4 million and under absorption of Corporate and Other cost by our operating groups due to reduced sales volume.

LIQUIDITY AND CAPITAL RESOURCES

      Our primary source of liquidity is cash flow from operations. We supplement operating cash flows with our $65.0 million securitization facility and uncommitted bank lines of credit. On May 30, 2003, $61.2 million was available under the securitization facility of which none was outstanding. We had $145.5 million in uncommitted lines of credit, of which $125.0 million is reserved exclusively for letters of credit. We pay no commitment fees for these available lines of credit. At May 30, 2003 there were no direct borrowings and approximately $77.0 million in letters of credit outstanding under these lines.

                              OPERATING ACTIVITIES

      Change in cash flows from operating activities is primarily due to changes in net earnings and working capital. Changes in working capital are primarily monitored by analysis of the Company's investment in accounts receivable and inventory and by the amount of accounts payable. During fiscal 2003, we generated cash from operating activities of $27.6 million primarily from increased net earnings, increased trade payables and increased accrued expenses offset by increased accounts receivable and inventory. The increase in trade payables was primarily due to the increase in inventory. The increase in accrued expenses was primarily due to increased incentive compensation costs. The accounts receivable increase was due to a slight increase in sales in the fourth quarter and a slight increase in days sales outstanding over the prior year. The inventory increase was due to inventory required to support increased core replenishment programs and an increase to what we consider to be more normal levels of operating stock as compared to last year's unusually low levels.

      In fiscal 2002, we generated cash from operating activities of $12.4 million. After adjusting for the off-balance sheet treatment of our accounts receivable securitization facility our cash flow from operating activities would have been $68.4 million. That amount was primarily due to $10.6 million in net earnings and decreased inventory partially offset by a decline in trade payables. The decline in inventory was due to improved supply chain management. The reduction in trade payables was primarily due to the reduction in inventory.

INVESTING ACTIVITIES

      Capital expenditures were $2.1 million for fiscal 2003, $1.5 million for fiscal 2002 and $4.3 million for fiscal 2001. The increase in restricted cash in fiscal 2003 represents the net proceeds from the senior unsecured notes plus accrued interest contained in the escrow account for the acquisition of Viewpoint International, Inc. The acquisition was completed on June 13, 2003.

FINANCING ACTIVITIES

      On May 16, 2003 we completed a $200.0 million private placement of senior unsecured notes in connection with the acquisition of Viewpoint International, Inc. The notes bear interest at 8.875%, have an 8-year life, and were sold at a discount of .713% ($1.4 million) to yield and effective interest rate of 9.0%. The terms of the new notes provide certain limitations on additional indebtedness, and certain other transactions. Additionally, we are subject to certain financial covenants. The net proceeds from the senior notes were $198.6 million. There was $7.2 million in debt issuance cost incurred in issuing the senior notes.

      We established a $90.0 million securitization facility on May 3, 2001, under which we sell a defined pool of accounts receivable to a securitization conduit. We used proceeds from the securitization facility to eliminate bank borrowings. A January 31, 2002 amendment to the securitization facility discontinued its off-balance sheet treatment and reduced the amount to $65.0 million. We had $56.0 million outstanding under the securitization facility as of June 1, 2001, $0 at May 31, 2002 and $0 on May 30, 2003. As collections reduced previously pledged interests, new receivables could be pledged. We terminated the accounts receivable securitization facility in June 2003 in connection with a new senior revolving credit facility established to finance the Viewpoint acquisition and to provide for our working capital needs.

      If the securitization facility had not been treated as off-balance sheet at June 1, 2001, the accounts receivable balance at June 1, 2001 would have been increased by $56.0 million to $106.7 million and the balance of short-term debt would have been $56.0 million. Net cash generated by operations for fiscal 2002 would have been increased by $56.0 million from $12.4 million cash provided to $68.4 million cash provided. Net cash provided by financing activities would have been decreased by $56.0 million from $4.6 million used to $60.6 million cash used.

CRITICAL ACCOUNTING POLICIES

      The discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and judgements that affect the reported amounts of assets, liabilities, revenues, and expenses and related disclosure of contingent assets and liabilities. On an ongoing basis, we evaluate our estimates, including those related to bad debts, inventories, intangible assets, income taxes, contingencies and litigation. We base our estimates on historical experience and on various other assumptions that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

      Financial Reporting Release No. 60, which was released by the Securities and Exchange Commission, requires all companies to include a discussion of critical accounting policies or methods used in the preparation of financial statements. The detailed Summary of Significant Accounting Policies is included in Notes to Consolidated Financial Statements. The following is a brief discussion of the more significant accounting policies and methods we use.

REVENUE RECOGNITION AND ACCOUNTS RECEIVABLE

      We consider revenue realized or realizable and earned when the following criteria are met: persuasive evidence of an agreement exists, delivery has occurred, our price to the buyer is fixed and determinable, and collectibility is reasonably assured. For accounts receivable, we estimate the net collectibility, considering both historical and anticipated trends of trade discounts and co-op advertising deductions taken by our customers, allowances we provide to our retail customers for a variety of reasons, and the possibility of non-collection due to the financial position of our customers.

INVENTORY

      For segment reporting, inventory is carried at the lower of FIFO cost or market. We estimate the amount of goods that we will not be able to sell in the normal course of business and write down the value of these goods to the recovery value expected to be realized through off-price channels yielding a normal gross margin when shipped. If we incorrectly anticipate these trends or unexpected events occur, our results of operations could be materially affected. For consolidated financial reporting, inventory is valued at the lower of LIFO cost or market. As part of our LIFO accounting, markdowns are deferred until the period in which the goods are shipped, except for markdowns below the allocated LIFO reserve. The markdown deferral is reflected in Corporate and Other.

GOODWILL

      The evaluation of goodwill under SFAS 142 requires valuations of each applicable underlying business. These valuations can be significantly affected by estimates of future performance and discount rates over a relatively long period of time, market price valuation multiples and transactions in related markets. These estimates will likely change over time. The transitional business valuation reviews required by SFAS 142 indicated that no reduction of the carrying value of goodwill for our business units was required. After the adoption of SFAS 142, goodwill is required to be evaluated annually, or more frequently if events or changes in circumstances indicate that the carrying amount may exceed fair value. If this review indicates an impairment of goodwill balances, the amount of impairment will be recorded immediately and reported as a component of current operations.

      Prior to adopting SFAS 142, goodwill was amortized over periods not exceeding 40 years. With the adoption of this standard, goodwill is not amortized; it is periodically reviewed for impairment as discussed above. SFAS 142 does not permit retroactive application to years prior to adoption. Therefore, earnings beginning in fiscal 2003 tend to be higher than earlier periods as a result of this accounting change. Goodwill amortization prior to the adoption of SFAS 142 was primarily in our Womenswear segment and the amount of goodwill currently recorded is also primarily related to this segment.

SEASONALITY

      Although our business is impacted by the general seasonal trends characteristic of the apparel and retail industries, we do not consider our revenue and earnings to be highly seasonal. As the timing of product shipments and other events affecting the retail business may vary, results for any particular quarter may not be indicative of results for the full year.

NEW ACCOUNTING STATEMENTS

ASSET RETIREMENT OBLIGATIONS: In July 2001, the Financial Accounting Standards Board ("FASB") issued Statement No. 143, "Accounting for Asset Retirement Obligations" ("SFAS 143") which requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred. When the liability is initially recorded, the entity capitalizes the cost by increasing the carrying amount of the related long-lived asset. Over time, the liability is accreted to its present value each period and the capitalized cost is depreciated over the useful life of the related asset. Upon settlement of the liability, the entity either settles the obligation for the amount recorded or incurs a gain or loss. SFAS 143 is effective for fiscal years beginning after June 15, 2002. We believe that the adoption of this statement will not have a material effect on our future results of operations.

VARIABLE INTEREST ENTITIES: In December 2002, the FASB issued FASB Interpretation No. 46,Consolidation of Variable Interest Entities ("FIN 46"). The Interpretation requires that a variable interest entity be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns or both. The consolidation requirements of FIN 46 apply immediately to variable interest entities created after January 31, 2003. The consolidation requirements apply to older entities in the first fiscal year or interim period beginning after June 15, 2003. Certain of the disclosure requirements apply in all financial statements issued after January 31, 2003, regardless of when the variable interest entity was established. We believe the adoption of the Interpretation will not have a material impact on our financial position, results of operations or liquidity.

SUBSEQUENT EVENTS

      On June 13, 2003, we acquired all of the outstanding capital stock of Viewpoint International, Inc. The transaction is valued at up to $325.0 million consisting of $240.0 million in cash, $10.0 million in Oxford common stock and up to $75.0 million in contingent payments, subject to the achievement by Viewpoint of certain performance targets. Viewpoint owns the Tommy Bahama lifestyle brand that is used to market a wide array of products and services including apparel, footwear, accessories, home furnishings and restaurants. Viewpoint also produces two additional collections under the Tommy Bahama label, Indigo Palms and Island Soft. It also operates over 30 Tommy Bahama retail locations across the country, six of which are retail/restaurant compounds. We anticipate operating Viewpoint as a business segment.

      On June 13, 2003, we also entered into a new $275.0 million senior secured revolving credit facility, which has a five year term and bears interest, at our option, at rates determined from time to time based upon (1) the higher of the federal funds rate or the applicable prime rate plus a spread or (2) LIBOR plus a spread. Borrowings under the new senior secured revolving credit facility are subject to a borrowing base calculation based on our accounts receivable, inventory and real property.

      On June 13, 2003, in connection with the completion of the Viewpoint acquisition, the net proceeds from our $200.0 million senior notes offering were released from escrow. We used the net proceeds from our senior notes offering, together with limited borrowings under our new senior secured revolving credit facility and cash on hand, to finance the cash portion of the purchase price for the Viewpoint acquisition.

      Prior to June 13, 2003, our $65.0 million accounts receivable securitization program was terminated.

                     FUTURE LIQUIDITY AND CAPITAL RESOURCES

      Cash flow from operations is our primary source of liquidity. Cash flow from operations will be supplemented with our new secured credit facility described above. On June 13, 2003 after giving effect to the acquisition of Viewpoint International, Inc., collateral availability under the new senior secured revolving credit facility totaled $218.4 million, against which $69.0 million in letters of credit and $25.0 million in direct borrowings were outstanding.

FUTURE OPERATING RESULTS

      We believe the current economic and retail environment will continue to be challenging. We expect the acquisition of Viewpoint International, Inc. to result in significant increased sales and earnings per share in the coming year. For our fiscal 2004, on a consolidated basis, we expect to report $1.05 billion to $1.1 billion in revenues and between $4.35 and $4.65 in diluted earnings per share.

MARKET RISK SENSITIVITY

TRADE POLICY RISK

      Substantially all of our products are manufactured outside the United States. Most apparel imported into the United States is subject to duty and restrictive quotas on the number of garments that can be imported from certain countries into the United States each year. Because of the duty rates and quotas, changes in U.S. trade policy as reflected in various legislation, trade preference programs and trade agreements have the potential to materially impact our sourcing strategy and the competitiveness of our owned manufacturing facilities and existing contract manufacturing facilities. We manage this risk by continually monitoring U.S. trade policy, analyzing the impact of changes in such policy and adjusting our manufacturing and sourcing strategy accordingly.

FOREIGN CURRENCY RISK

      We receive United States dollars for substantially all of our product sales. Substantially all inventory purchases from contract manufacturers throughout the world are also denominated in United States dollars; however, purchase prices for our products may be impacted by fluctuations in the exchange rate between the United States dollar and the local currencies of the contract manufacturers, which may have the effect of increasing our cost of goods sold in the future. During the last three fiscal years, exchange rate fluctuations have not had a material impact on our inventory costs; however, due to the number of currencies involved and the fact that not all foreign currencies react in the same manner against the United States dollar, we cannot quantify in any meaningful way the potential effect of such fluctuations on future income. We do not engage in hedging activities with respect to such exchange rate risk.

COMMODITY PRICE RISK

      We are subject to commodity price risk arising from price fluctuations in the market prices of sourced garments or the various raw materials components of our manufactured products. We are subject to commodity price risk to the extent that any fluctuations in the market prices of our purchased garments and raw materials are not reflected by adjustments in selling prices of our products or if such adjustments significantly trail changes in these costs. We neither enter into significant long-term sales contracts nor significant long-term purchase contracts. We do not engage in hedging activities with respect to such risk.

INFLATION RISK

      The consumer price index indicates deflation in apparel prices for at least the last five years. This deflation has resulted in the decline in the average selling price per unit for our Company as a whole. In order to maintain gross margins and operating profit, we constantly seek more cost effective product sourcing, productivity improvements and cost containment initiatives, in addition to efforts to increase unit sales.

SAFE HARBOR STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

      The matters in this annual report that are forward-looking statements, including but not limited to statements about our expected business outlook, anticipated financial and operating results, the anticipated benefits of the Viewpoint acquisition, growth of particular product lines, strategies, contingencies, financing plans, working capital needs, sources of liquidity, estimated amounts and timing of capital expenditures and other expenditures, are based on current management expectations that involve certain risks which if realized, in whole or in part, could have a material adverse effect on Oxford's business, financial condition and results of operations, including, without limitation: (1) general economic cycles; (2) competitive conditions in our industry; (3) price deflation in the worldwide apparel industry; (4) our ability to identify and respond to rapidly changing fashion trends and to offer innovative and upgraded products; (5) the price and availability of raw materials; (6) our dependence on and relationships with key customers; (7) the ability of our third party producers to deliver quality products in a timely manner; (8) potential disruptions in the operation of our distribution facilities; (9) economic and political conditions in the foreign countries in which we operate or source our products; (10) regulatory risks associated with importing products; (11) the impact of labor disputes and wars or acts of terrorism on our business; (12) increased competition from direct sourcing; (13) our ability to maintain our licenses; (14) our ability to protect our intellectual property and prevent our trademarks and service marks and goodwill from being harmed by competitors' products; (15)our reliance on key management;
(16) our inability to retain premium pricing on Tommy Bahama products due to competitive or other factors; (17) the impact of reduced travel to resort locations on our sales; (18) risks related to our operation of restaurants under the Tommy Bahama name; (19) the integration of Viewpoint into our company; (20) the expansion of our business through the Viewpoint acquisition into new businesses; (21) our ability to successfully implement our growth plans for Tommy Bahama; (22) our ability to open new Tommy Bahama stores; and (23) unforeseen liabilities associated with the acquisition of Viewpoint and other businesses.

      For a further discussion of significant factors to consider in connection with forward-looking statements concerning Oxford, reference is made to Exhibit
99.1 to Oxford's Current Report on Form 8-K dated July 16, 2003; other risks or uncertainties may be detailed from time to time in Oxford's future SEC filings. Oxford disclaims any duty to update any forward-looking statements.

                             ADDITIONAL INFORMATION

      For additional information concerning our operations, cash flows, liquidity and capital resources, this analysis should be read in conjunction with the Consolidated Financial Statements and the Notes to Consolidated Financial Statements of this Annual Report.

                    OXFORD INDUSTRIES, INC. AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS

$ in thousands, except per share amounts        May 30,      May 31,
Year ended:                                      2003         2002
-----------                                      ----         ----
ASSETS
Current Assets:
    Cash and cash equivalents ..............   $ 24,091     $ 17,591
    Receivables, less allowance for
      doubtful  accounts of $3,505
      in 2003 and $3,390 in 2002 ...........    110,304      103,198
    Inventories ............................    104,334       84,541
    Prepaid expenses .......................     12,631        9,754
                                               --------     --------
      Total current assets .................    251,360      215,084
Property, plant and equipment, net .........     21,971       27,188
Restricted cash in escrow ..................    204,986           --
Other assets, net ..........................     15,929        8,241
Deferred income taxes ......................        119           --
                                               --------     --------
      TOTAL ASSETS .........................   $494,365     $250,513
                                               ========     ========

LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
    Trade accounts payable .................   $ 59,031     $ 43,320
    Accrued compensation ...................     23,556       12,752
    Other accrued expenses .................     15,063       12,250
    Dividends payable ......................      1,579        1,578
    Income taxes payable ...................      2,551           --
    Current maturities of long-term debt ...        134          255
                                               --------     --------
      Total current liabilities ............    101,914       70,155
Notes payable ..............................    198,581           --
Other long-term debt, less current
maturities .................................          5          139
Noncurrent liabilities .....................      4,500        4,500
Deferred income taxes ......................         --          518
Commitments and contingencies (Note H)
Stockholders' equity:
    Preferred stock* .......................         --           --
    Common stock** .........................      7,522        7,515
    Additional paid-in capital .............     14,759       14,615
    Retained earnings ......................    167,084      153,071
                                               --------     --------
Total Stockholders' equity .................    189,365      175,201
                                               --------     --------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY .   $494,365     $250,513
                                               ========     ========

*Par Value $1 per share; authorized 30,000,000 preferred shares; none outstanding.

**Par value $1 per share; authorized 30,000,000 common shares; issued and outstanding 7,521,749 in 2003 and 7,514,979 in 2002.

  The accompanying notes are an integral part of these consolidated financial statements.

                    OXFORD INDUSTRIES, INC. AND SUBSIDIARIES
                       CONSOLIDATED STATEMENTS OF EARNINGS

$ in thousands, except per share  amounts
Year ended:                                   May 30, 2003   May 31, 2002   June 1, 2001
-----------                                   ------------   ------------   ------------
Net Sales .................................    $  764,602     $  677,264     $  812,495
Cost of goods sold ........................       604,891        544,016        663,484
                                               ----------     ----------     ----------
Gross profit ..............................       159,711        133,248        149,011
Selling, general and administrative .......       124,362        115,729        119,390
                                               ----------     ----------     ----------
Earnings before interest and taxes ........        35,349         17,519         29,621
Interest expense, net .....................         1,935            243          4,870
                                               ----------     ----------     ----------
Earnings before income taxes ..............        33,414         17,276         24,751
Income taxes ..............................        13,087          6,704          9,405
                                               ----------     ----------     ----------
NET EARNINGS ..............................    $   20,327     $   10,572     $   15,346
                                               ==========     ==========     ==========
Basic earnings per common share ...........    $     2.70     $     1.41     $     2.06
                                               ==========     ==========     ==========
Diluted earnings per common share .........    $     2.68     $     1.40     $     2.05
                                               ==========     ==========     ==========
Basic number of shares outstanding ........     7,517,360      7,493,678      7,465,788
                                               ==========     ==========     ==========
Diluted number of shares outstanding ......     7,571,645      7,549,277      7,484,758
                                               ==========     ==========     ==========
Dividends per share .......................    $     0.84     $     0.84     $     0.84
                                               ==========     ==========     ==========

  The accompanying notes are an integral part of these consolidated financial statements.

                    OXFORD INDUSTRIES, INC. AND SUBSIDIARIES
                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                                                   Additional
                                                  Common            Paid-in          Retained
$ in thousands, except per share amounts           Stock            Capital          Earnings            Total
----------------------------------------           -----            -------          --------            -----
Balance, June 2, 2000 .....................     $     7,651       $    11,309       $   145,354       $   164,314
  Net earnings ............................              --                --            15,346            15,346
  Exercise of stock options ...............              45               861               (64)              842
  Purchase and retirement of common stock .            (290)             (429)           (4,594)           (5,313)
  Cash dividends, $0.84 per share .........              --                --            (6,249)           (6,249)
                                                -----------       -----------       -----------       -----------
Balance, June 1, 2001 .....................     $     7,406       $    11,741       $   149,793       $   168,940
  Net earnings ............................              --                --            10,572            10,572
  Exercise of stock options ...............             109             2,874              (990)            1,993
  Cash dividends, $0.84 per share .........              --                --            (6,304)           (6,304)
                                                -----------       -----------       -----------       -----------
Balance, May 31, 2002 .....................     $     7,515       $    14,615       $   153,071       $   175,201
  Net earnings ............................              --                --            20,327            20,327
  Exercise of stock options ...............               7               144                --               151
  Cash dividends, $0.84 per share .........              --                --            (6,314)           (6,314)
                                                -----------       -----------       -----------       -----------
Balance, May 30, 2003 .....................     $     7,522       $    14,759       $   167,084       $   189,365
                                                -----------       -----------       -----------       -----------

The accompanying notes are an integral part of these consolidated financial statements.

                    OXFORD INDUSTRIES, INC. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

$ in thousands                                                    May 30,        May 31,         June 1,
Year ended:                                                        2003           2002            2001
-----------                                                        ----           ----            ----
CASH FLOWS FROM OPERATING ACTIVITIES:
Net earnings ................................................   $  20,327       $  10,572       $  15,346
Adjustments to reconcile net earnings to
net cash provided by operating activities:
    Depreciation and amortization ...........................       5,937           8,888           9,249
    Amortization of deferred financing costs ................          50              --              --
    Loss (gain) on sale of property, plant and equipment.....         462             (31)            (62)
    Changes in working capital:
    Receivables .............................................      (7,106)        (52,499)         62,168
    Inventories .............................................     (19,793)         62,829           5,867
    Prepaid expenses ........................................      (1,143)           (673)         (1,098)
    Trade accounts payable ..................................      15,711         (11,467)        (13,634)
    Accrued expenses and other current liabilities...........      13,617          (4,867)         (4,870)
    Income taxes payable ....................................       2,551          (2,924)          1,776
Deferred income taxes .......................................      (2,371)          2,844            (102)
Other assets ................................................        (649)           (285)           (247)
                                                                ---------       ---------       ---------
       NET CASH PROVIDED BY OPERATING ACTIVITIES ............      27,593          12,387          74,393

CASH FLOWS FROM INVESTING ACTIVITIES:
    Increase in restricted cash in escrow ...................    (204,986)             --              --
    Purchases of property, plant and equipment ..............      (2,051)         (1,528)         (4,332)
    Proceeds from sale of property, plant and equipment......         947           1,097             834

                                                                ---------       ---------       ---------
       NET CASH USED IN INVESTING ACTIVITIES ................    (206,090)           (431)         (3,498)

CASH FLOWS FROM FINANCING ACTIVITIES:
    Short-term debt repayments ..............................          --              --         (18,500)
    Long-term debt repayments ...............................        (255)           (268)        (40,056)
    Proceeds from issuance of notes .........................     198,581              --              --
    Note issue costs ........................................      (7,167)             --              --
    Proceeds from exercise of stock options .................         151           1,993             842
    Purchase and retirement of common stock .................          --              --          (5,313)
    Dividends on common stock ...............................      (6,313)         (6,275)         (6,308)
                                                                ---------       ---------       ---------
       NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES ..     184,997          (4,550)        (69,335)

Net change in cash and cash equivalents .....................       6,500           7,406           1,560
Cash and cash equivalents at the beginning of year ..........      17,591          10,185           8,625
                                                                ---------       ---------       ---------
Cash and cash equivalents at the end of year ................   $  24,091       $  17,591       $  10,185
                                                                =========       =========       =========

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
    Cash paid for:
        Interest ............................................   $   1,457       $     103       $   4,972
        Income taxes ........................................      12,353           5,716           8,492

The accompanying notes are an integral part of these consolidated financial statements.

                    OXFORD INDUSTRIES, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
            YEARS ENDED MAY 30, 2003, MAY 31, 2002 AND JUNE 1, 2001

NOTE A.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

1. PRINCIPAL BUSINESS ACTIVITY -- We are engaged in the design, manufacture and sale of consumer apparel for men, women and children. Principal markets are customers located primarily in the United States. Owned manufacturing and distribution facilities are located primarily in the southeastern United States, Central America and Asia. In addition, we use foreign and domestic contractors for other sources of production.

2. PRINCIPLES OF CONSOLIDATION -- The consolidated financial statements include the accounts of the Company and its wholly owned domestic and foreign subsidiaries. All significant intercompany accounts and transactions are eliminated in consolidation. The equity method of accounting is used for investments in companies where the Company has a 20% to 50% ownership interest. These investments are accounted for under the equity method of accounting because the Company does not exercise control over the companies, nor does the Company have substantive participating rights.

3. FISCAL PERIOD -- Our fiscal year ends on the Friday nearest May 31. The fiscal year includes operations for a 52-week period in 2003, 2002 and 2001.

4. NET SALES -- We recognize sales when the following criteria are met: persuasive evidence of an agreement exists, delivery has occurred, the price to the buyer is fixed and determinable, and collectibility is reasonably assured.

5. CASH AND CASH EQUIVALENTS -- We consider cash equivalents to be short-term investments with original maturities of three months or less.

6. INVENTORIES -- For consolidated reporting purposes, inventories are principally stated at the lower of cost (last-in, first-out method, "LIFO") or market. For segment reporting purposes, inventories are principally stated at the lower of cost (first-in, first-out method, "FIFO") or market.

7. PROPERTY, PLANT AND EQUIPMENT -- Depreciation of property, plant and equipment are provided on both straight-line (primarily buildings) and accelerated methods over the estimated useful lives of the assets as follows:

      Buildings and improvements        7-40 years
      Machinery and equipment           3-15 years
      Office fixtures and equipment     3-10 years
      Software                          4 years
      Autos and trucks                  2-6 years
      Leasehold improvements            Lesser of remaining life of the asset
                                        or lease term

8. INCOME TAXES -- We recognize deferred tax liabilities and assets based on the difference between financial and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.

9. FINANCIAL INSTRUMENTS -- Our financial instruments consist primarily of cash and cash equivalents. Given their short-term nature, the fair values of financial instruments closely approximate their carrying values.

10. USE OF ESTIMATES -- The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires us to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements as well as reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

11. FOREIGN CURRENCY TRANSLATION -- Our functional currency for our owned foreign manufacturing facilities is the U.S. dollar. We remeasure assets and liabilities denominated in foreign currencies using exchange rates in effect on the balance sheet date. Fixed assets and the related depreciation or amortization charges are recorded at the exchange rates in effect on the date we acquired the assets. Revenues and expenses denominated in foreign currencies are remeasured using average exchange rates for all periods presented. We recognize the resulting foreign exchange gains and losses as a component of cost of goods sold in the statement of income. These gains and losses are immaterial for all periods presented.

12. ADVERTISING- Advertising expenses are charged to income during the year in which they are incurred. The total advertising costs were approximately $8,169,000, $8,572,000 and $8,928,000 on May 30, 2003, May 31, 2002 and
      June 1, 2001 respectively.

13. STOCK BASED COMPENSATION- As permitted by SFAS No. 123 "Accounting for Stock Based Compensation", we account for employee stock compensation plans using the intrinsic value method prescribed by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees."

14. UNAMORTIZED DEBT ISSUANCE COSTS- Unamortized debt issuance costs related to our long term debt are amortized on a straight line method which approximates an effective interest method over the life of the related debt. Amortization expense totaled $50,000 in fiscal 2003, and is included in interest expense in the accompanying consolidated statements of operations.

15. CHANGE IN ACCOUNTING PRINCIPLE- In 2002, we changed our method of calculating LIFO inventories by reducing the overall number of inventory pools from five to three. We made the change in order to better match costs with revenues and to provide for a LIFO adjustment more representative of our actual inflation on our inventories. The cumulative effect of the change in method and the pro forma effects of the change on prior years' results of operations were not determinable. The effect of the change on the results of operations for 2002 was to reduce net earnings by $3,031,593 or $.40 per share diluted.

16.   NEW ACCOUNTING STANDARDS --

      ASSET RETIREMENT OBLIGATIONS: In July 2001, the Financial Accounting Standards Board ("FASB") issued Statement No. 143, "Accounting for Asset Retirement Obligations" ("SFAS 143") which requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred. When the liability is initially recorded, the entity capitalizes the cost by increasing the carrying amount of the related long-lived asset. Over time, the liability is accreted to its present value each period and the capitalized cost is depreciated over the useful life of the related asset. Upon settlement of the liability, the entity either settles the obligation for the amount recorded or incurs a gain or loss. SFAS 143 is effective for fiscal years beginning after June 15, 2002. We believe that the adoption of this statement will not have a material effect on our future results of operations.

      VARIABLE INTEREST ENTITIES: In December 2002, the FASB issued FASB Interpretation No. 46, Consolidation of Variable Interest Entities ("FIN 46"). The Interpretation requires that a variable interest entity be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns or both. The consolidation requirements of FIN 46 apply immediately to variable interest entities created after January 31, 2003. The consolidation requirements apply to older entities in the first fiscal year or interim period beginning after June 15, 2003. Certain of the disclosure requirements apply in all financial statements issued after January 31, 2003, regardless of when the variable interest entity was established. We believe the adoption of the Interpretation will not have a material impact on our financial position, results of operations or liquidity.

NOTE B.   SALE OF ACCOUNTS RECEIVABLE:

We have a $65 million asset backed revolving securitization facility ("securitization facility") under which we sell a defined pool of our accounts receivable to a wholly-owned special purpose subsidiary. The securitization facility is accounted for as secured borrowing. The receivables outstanding under the securitization facility and the corresponding debt are included as "Receivables" and "Notes payable" in the accompanying consolidated balance sheets. As collections reduce previously pledged interests, new receivables may be pledged. We had approximately $62 million available under the securitization facility as of May 30, 2003 and approximately $44 million available on May 31, 2002. We had no borrowings under the securitization facility on May 30, 2003 and May 31, 2002, respectively. We terminated the accounts receivable securitization facility in June 2003, in connection with a new senior revolving credit facility established to finance the acquisition of Viewpoint International, Inc. (See Note O)

NOTE C.  INVENTORIES:

The components of inventories are summarized as follows:

      $ in thousands       May 30, 2003    May 31, 2002
      --------------       ------------    ------------
      Finished goods          $ 64,695       $ 54,382
      Work in process           11,981         11,681
      Fabric                    22,485         15,806
      Trim and supplies          5,173          2,672
                              --------       --------
                              $104,334       $ 84,541
                              --------       --------

The excess of replacement cost over the value of inventories based upon the LIFO method was $34,928,000 at May 30, 2003 and $35,212,000 at May 31, 2002.

During fiscal 2003, inventory quantities were reduced in certain pools, which resulted in a liquidation of LIFO inventory layers carried at lower costs which prevailed in prior years. The effect of the liquidation was to decrease cost of goods sold by approximately $69,251 and to increase net earnings by $42,000 or $0.01 per share basic. During fiscal 2002, the effect of the liquidation was to decrease cost of goods sold by approximately $750,272 and to increase net earnings by $459,000 or $0.06 per share basic.

NOTE D.  PROPERTY, PLANT AND EQUIPMENT:

Property, plant and equipment, carried at cost, are summarized as follows:

$ in thousands                                     May 30, 2003      May 31, 2002
--------------                                     ------------      ------------
Land                                                 $   2,253        $   2,254
Buildings                                               31,285           31,835
Machinery and equipment                                 60,890           66,511
Leasehold improvements                                   4,974            5,255
                                                     ---------        ---------
                                                        99,402          105,855
                                                     ---------        ---------
Less accumulated depreciation and amortization         (77,431)         (78,667)
                                                     ---------        ---------
                                                     $  21,971        $  27,188
                                                     ---------        ---------

Machinery and equipment includes machinery, office fixtures, equipment, software, autos and trucks.

We account for impairment or disposals of assets under SFAS No. 144 "Accounting for the Impairment of Long-Lived Assets". We do not have any items that qualify for the treatment required by SFAS No 144 as of May 30, 2003.

Depreciation expense was $5,859,000 in 2003, $7,509,000 in 2002 and $7,145,000
in 2001.

NOTE E.  RESTRICTED CASH

As of May 30, 2003, we had $204,986,488 in restricted cash, which was held in escrow. The cash was primarily received from our senior note offering completed on May 16, 2003 (See Note G).

The proceeds from our senior note offering were restricted and could only be used to complete the acquisition of Viewpoint International, Inc. which was completed on June 13, 2003 (See Note O).

NOTE F.  GOODWILL:

GOODWILL -- On June 1, 2002, we adopted the Financial Accountings Standards Board ("FASB") Statement No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"). This requires that goodwill, including previously existing goodwill and intangible assets with indefinite useful lives, not be amortized, but instead tested for impairment at adoption and at least annually thereafter. We performed our initial test upon adoption and will perform our annual impairment review at the end of our first quarter of each fiscal year.

Under SFAS 142, fair value of goodwill is determined using a discounted cash flow methodology. Goodwill, net of $7,875,538 in accumulated amortization, totalled $5,839,475 at both May 30, 2003 and May 31, 2002. Goodwill is included in "Other Assets" in the accompanying consolidated balance sheet.

Had we adopted SFAS 142 as of June 3, 2000, the effects on income would have been as follows.

                                              May 30, 2003     May 31, 2002    June 1, 2001
                                              ------------     ------------    ------------
Net earnings (as reported)                     $   20,327         $10,572         $15,346
Effect of ceasing goodwill amortization              --             1,237           1,253
                                               ----------         -------         -------
Pro forma net earnings                         $   20,327         $11,809         $16,599
Pro forma basic net earnings per share         $     2.70         $  1.58         $  2.22
Pro forma diluted net earnings per share       $     2.68         $  1.56         $  2.22

NOTE G.  NOTES PAYABLE AND LONG-TERM DEBT:

We have $145,500,000 in uncommitted lines of credit, of which $125,000,000 is reserved exclusively for letters of credit. We do not pay any commitment fees for these available lines of credit. At May 30, 2003, there were no direct borrowings and approximately $77,000,000 in letters of credit outstanding under these lines. The weighted average interest rate on short-term borrowings during fiscal 2003 was 2.16%. These lines of credit were refinanced under our new senior credit facility which was established with the acquisition of Viewpoint International, Inc. (See Note O).

On May 16, 2003 we completed a $200,000,000 private placement of senior unsecured notes. The proceeds from the private placement were used to fund our acquisition of Viewpoint International, Inc. (See Note O). The notes bear interest as 8.875%, have an 8-year life and were sold at a discount of .713% ($1,426,000) to yield an effective interest rate of 9.0%. The terms of the notes provide certain limitations on additional indebtedness, and certain other transactions. Additionally, we are subject to certain financial covenants.

As part of the acquisition agreement, a bridge financing commitment was established to provide contingent financing in the event the placement of the senior notes was delayed. The placement of the senior unsecured notes was successful and the bridge financing commitment was terminated. The cost incurred during our fourth quarter for this commitment was approximately $1,000,000 and is included in interest expense in the accompanying statement of earnings.

A summary of debt is as follows:


      $ in thousands                                              May 30, 2003    May 31, 2002
      --------------                                              ------------    ------------
      Notes payable at a fixed rate of 8.875%, due in 2011          $ 198,581        $    --

      Industrial revenue bond at a fixed rate of 7.0%
      collateralized by property plant and equipment due in
      2004                                                                110              295

      Capital leases due in varying installments through 2005              29               99
                                                                    ---------        ---------
      Less current maturities                                            (134)            (255)
                                                                    ---------        ---------
      Total long-term portion                                       $ 198,586        $     139
                                                                    ---------        ---------

The aggregate maturities of long-term debt are as follows:

               $ in thousands
               --------------
               Fiscal Year
               2004                       $    134
               2005                              5
               Thereafter                  198,581
                                          --------
                                          $198,720
                                          --------


NOTE H.  COMMITMENTS AND CONTINGENCIES:

We have operating lease agreements for buildings, sales offices and equipment with varying terms to 2014. The total rent expense under all leases was approximately $5,368,000 in 2003, $5,619,000 in 2002 and $6,349,000 in 2001.

The aggregate minimum rental commitments for all noncancelable operating leases with original terms in excess of one year are as follows:

$ in thousands
--------------
Fiscal Year:
2004                                                       $ 3,721
2005                                                         2,493
2006                                                         1,773
2007                                                         1,305
2008                                                         1,244
Thereafter                                                   3,221
                                                           -------
                                                           $13,757
                                                           -------

We are also obligated under certain apparel license and design agreements to make future minimum payments as follows:

            $ in thousands
            --------------
            Fiscal Year
            2004                                 $ 4,738
            2005                                   4,512
            2006                                   4,527
            2007                                     598
                                                 -------
                                                 $14,375
                                                 -------

We are involved in certain legal matters primarily arising in the normal course of business. In our opinion, our liability under any of these matters would not materially affect our financial condition or results of operations.

We discovered a past unauthorized disposal of a substance believed to be dry cleaning fluid on one of our properties. We believe that remedial action will be required, including continued investigation, monitoring and treatment of groundwater and soil. Based on advice from our environmental experts, we provided $4,500,000 for this remediation in the fiscal year ended May 31, 1996. We believe this estimate of our potential liability continues to be reasonable given recent discussions with our environmental experts.

During the year we closed the Izod Club European Golf operation. Total costs incurred during the second quarter to close the European operation were approximately $1.3 million. Of the total costs incurred, approximately $0.8 million related to inventory markdowns and were recognized as additional cost of goods sold, and $0.5 million related primarily to severance costs and an increase in the allowance for doubtful accounts, which was recognized as additional S, G &A. Significantly all of the costs were settled prior to year-end. Net sales for the European operation was $1.2 million in fiscal 2002 and $0.5 million in fiscal 2003.

During the year we announced our decision to close our Izod Club U.S. Golf operation in fiscal 2004 upon completion of shipping the fall 2003 season. Total costs incurred during the fourth quarter related to the closure were approximately $3.5 million, of which approximately $3.0 million was recognized by the Oxford Shirt Group and the remaining $0.5 million was recognized by the Corporate and Other Group. Of the total costs incurred, approximately $1.4 million related to inventory markdowns in excess of the related LIFO cost incurred with the closure, approximately $1.7 million related to a license termination fee which will be paid in four equal quarterly installments during calendar 2004, with the remaining $0.4 million related to severance and other miscellaneous costs. The costs associated with the inventory markdowns was recognized as additional cost of goods sold while all other costs incurred were recognized as additional S, G & A expense. At May 30, 2003 significantly all of the amounts related to the severance had been paid, while the remaining amounts associated with the inventory markdowns and termination fee will be reduced as the related inventory is sold and license fees are paid during the 2004 and 2005 fiscal years. Net sales for the U.S. operation were $24.5 million in fiscal 2002 and $18.1 million in fiscal 2003.

NOTE I.  STOCK OPTIONS:

At May 30, 2003, 154,930 shares of common stock were authorized and reserved for issuance under our 1997 stock option plan. The options granted under the stock option plans expire either five years or ten years from the date of grant. Options granted vest in five annual installments.

Pro forma information, regarding net earnings and net earnings per share, is required by SFAS No. 123 and has been determined as if we had accounted for our employee stock option plans under the fair value method of that statement. The fair value of these options was estimated at the date of the grant using the Black-Scholes option pricing model with the following assumption ranges:
Risk-free interest rates between 5.090% and 6.510%, dividend yields between 2.4% and 4.87%, volatility factors between .2814 and .3220, and expected lives between five and ten years.

The effect of applying the fair value method of SFAS No. 123 to our stock option plan does not result in net earnings and net earnings per share that are materially different from the amounts reported in our consolidated financial statements as demonstrated below (amounts in thousands except per share data):

      Year ended:                                             2003              2002              2001
      -----------                                         ----------        ----------        ----------
      Net earnings as reported                            $   20,327        $   10,572        $   15,346
                                                          ----------        ----------        ----------
      Deduct: Total stock-based employee
      compensation expense determined under
      fair value based method for all awards,
      net of related tax effects                                (386)             (324)             (302)
                                                          ----------        ----------        ----------
      Pro forma net earnings                              $   19,941        $   10,248        $   15,044
      Basic earnings per common share as reported         $     2.70        $     1.41        $     2.06
      Pro forma basic earnings per common share           $     2.65        $     1.37        $     2.02
      Diluted earnings per common share as reported       $     2.68        $     1.40        $     2.05
      Pro forma diluted earnings per common share         $     2.63        $     1.36        $     2.01
                                                          ----------        ----------        ----------


Under Opinion 25, because the exercise price of our employee stock option equals the market price of the underlying stock on the date of the grant, no compensation expense is recognized.

A summary of the status of our stock option plans and changes during the years ended are presented below:

Year ended:                                      2003                         2002                            2001
-----------                            ------------------------       ------------------------       ------------------------
                                                     Weighted                       Weighted                       Weighted
                                                      Average                        Average                        Average
                                                      Exercise                       Exercise                       Exercise
                                        Shares          Price          Shares          Price          Shares          Price
                                       --------        --------       --------        --------       --------        --------
Outstanding, beginning of year          399,000        $     25        464,100        $     24        443,900        $     25
Granted                                 117,000              23        112,200              21        127,250              17
Exercised                                (6,770)             18       (159,070)             18        (47,800)             18
Forfeited                               (25,650)             25        (18,230)             24        (59,250)             25
                                       --------        --------       --------        --------       --------        --------
Outstanding, end of year                483,580        $     25        399,000        $     25        464,100        $     24

Options Exercisable, end of year        172,410                        108,310                        163,990
                                       --------        --------       --------        --------       --------        --------

The following table summarizes information about stock options outstanding as of May 30, 2003.

   Date of             Number of       Exercise    Grant Date         Number          Expiration
Option Grant            Shares          Price      Fair Value       Exercisable          Date
------------            ------          -----      ----------       -----------     -------------
July 13, 1998           88,500         $35.66        $10.31            70,800       July 13, 2008
July 12, 1999           91,200          27.88          9.40            54,520       July 12, 2009
July 10, 2000           89,510          17.25          4.06            28,280       July 10, 2010
July 16, 2001           99,970          21.45          6.35            18,810       July 16, 2011
July 15, 2002          114,400          23.45          6.49                 0       July 15, 2012
-------------          -------          -----          ----           -------       -------------
                       483,580                                        172,410
-------------          -------          -----          ----           -------       -------------

We have a Restricted Stock Plan for issuance of up to 100,000 shares of common stock. At May 30, 2003, 2,942 shares were outstanding under this plan. The plan allows us to compensate our key employees with shares of common stock containing restrictions on sale and other restrictions in lieu of cash compensation

NOTE J.  SIGNIFICANT CUSTOMERS:

Our top three customers represented 22%, 16% and 15% our net sales in fiscal 2003. Our top three customers represented 19%, 13%, and 10% in fiscal 2002. Our top three customers represented 15%, 14% and 11% of our total sales in fiscal 2001. We perform ongoing credit evaluations of our customers and maintain allowances for potential credit losses

In fiscal 2003, two customers represented 12% and 53% of Oxford Slacks sales, two customers represented 34% and 48% of Oxford Womenswear groups sales and one customer represented 27% of Oxford Shirt groups sales.

In fiscal 2002, two customers represented 13% and 46% of Oxford Slacks sales, two customers represented 32% and 44% of Oxford Womenswear groups sales and one represented 14% of Oxford Shirt groups sales.

In fiscal 2001, two customers represented 11% and 42% of Oxford Slacks sales, two customers represented 32% and 37% of Oxford Womenswear groups sales and one represented 14% of Oxford Shirt groups sales.

NOTE K.  BENEFIT PLANS:

We have a tax-qualified voluntary retirement savings plan covering substantially all full-time U.S. employees. If a participant decides to contribute, a portion of the contribution is matched by us. Total expense under this plan was $1,075,000 in 2003, $1,089,000 in 2002 and $1,318,000 in 2001.

We have a non-qualified deferred compensation plan effective January 1, 2001, offered to a select group of management and highly compensated employees. The plan provides the participants with the opportunity to defer a specified percentage of their cash compensation. We match a portion of the contribution. Participants may elect to defer up to 10% of their annual base salary and up to 25% of their bonus. We fund these deferred compensation liabilities by making contributions to a rabbi trust, which had assets of approximately $1,500,000 at May 30,2003 and approximately $1,000,000 at May 31, 2002. Total expense under this plan was $156,000 in 2003, $170,000 in 2002 and $68,000 in 2001.

NOTE  L.  INCOME TAXES:

The provision (benefit) for income taxes includes the following:

            $ in thousands           2003            2002           2001
            --------------           ----            ----           ----
            Current:
              Federal            $ 12,725        $  2,944       $  8,714
              State                 1,645             120          1,141
              Foreign               1,088             781          1,334
                                 --------        --------       --------
                                   15,458           3,845         11,189
            Deferred               (2,371)          2,859         (1,784)
                                 --------        --------       --------
                                 $ 13,087        $  6,704       $  9,405
                                 --------        --------       --------

Reconciliations of the U.S. federal statutory income tax rates and our effective tax rates are summarized as follows:

                                                          2003          2002          2001
                                                        ------        ------        ------
            Statutory rate                                35.0%         35.0%         35.0%
            State income taxes - net of federal            2.6           1.9           2.2
            income tax benefit
            Nondeductible expenses and other, net          1.6           1.9           0.8
                                                        ------        ------        ------
            Effective rate                                39.2%         38.8%         38.0%
                                                        ------        ------        ------

Deferred tax assets and liabilities are comprised of the following:

   $ in thousands                          May 30, 2003       May 31, 2002
   --------------                          ------------       ------------
   DEFERRED TAX ASSETS:
   Inventories                                $ 1,933            $   941
   Accrued compensation                         2,374              1,881
   Group insurance                                289                259
   Allowance for doubtful accounts              1,341              1,293
   Depreciation and amortization                1,718              1,218
   Noncurrent liabilities                       1,721              1,721
   Other, net                                   1,338              1,443
                                              -------            -------
   Deferred Tax Assets                         10,714              8,756
   DEFERRED TAX LIABILITIES:
   Foreign                                      2,561              3,029
   Other, net                                   1,063              1,008
                                              -------            -------
   Deferred Tax Liabilities                     3,624              4,037
                                              -------            -------
   Net Deferred Tax Asset                     $ 7,090            $ 4,719
                                              -------            -------

NOTE M.  EARNINGS PER SHARE:

                                                           May 30,           May 31,         June 1,
                                                            2003              2002             2001
                                                        ----------        ----------        ----------
In thousands, except share and per share amounts
Net earnings available to common stockholders
  (numerator):                                          $   20,327        $   10,572        $   15,346
                                                        ----------        ----------        ----------
Shares (denominator):
  Weighted average shares outstanding                    7,517,360         7,493,678         7,465,778
Dilutive securities:
   Options                                                  54,285            55,599            18,980
                                                        ----------        ----------        ----------
   Total assuming conversion                             7,571,645         7,549,277         7,484,758
                                                        ==========        ==========        ==========
Per share amounts:
  Basic earnings per common share                       $     2.70        $     1.41        $     2.06
  Diluted earnings per common share                     $     2.68        $     1.40        $     2.05


o Options to purchase 88,500 shares of our stock at $35.66 per share were outstanding during fiscal 2003. However, these were not included in the computation of diluted earnings per share because the inclusion of such shares would have had an antidilutive effect.

o Options to purchase 190,700 shares of our stock at prices ranging from $27.88 to $35.66 per share were outstanding during fiscal 2002. However, these were not included in the computation of diluted earnings per share because the inclusion of such shares would have had an antidilutive effect.

o Options to purchase 198,950 shares of our stock at prices ranging from $27.88 to $35.66 per share were outstanding during fiscal 2001. However, these were not included in the computation of diluted earnings per share because the inclusion of such shares would have had an antidilutive effect.

NOTE N. SEGMENTS:

We identify operating segments based on the way we organize the components of our business for purposes of allocating resources and assessing performance. Our business segments are the Oxford Shirt Group, Lanier Clothes, Oxford Slacks and the Oxford Womenswear Group. The Oxford Shirt Group operations encompass branded and private label dress and sport shirts and branded golf apparel. Lanier Clothes produces branded and private label suits, sportscoats, suit separates and dress slacks. Oxford Slacks is a producer of private label dress and casual slacks and walkshorts. The Oxford Womenswear Group is a producer of private label women's sportswear. Corporate and Other is a reconciling category for reporting purposes and includes our corporate offices, transportation and logistics, intercompany eliminations, LIFO inventory accounting adjustments and other costs that are not allocated to the operating groups.


                                              Oxford                               Oxford      Corporate
                                               Shirt        Lanier     Oxford    Womenswear       and
$ in thousands                                 Group       Clothes     Slacks       Group        Other       Total
--------------                                 -----       -------     ------       -----        -----       -----
2003

Net sales                                    $ 201,567    $ 157,385   $  96,564   $ 308,762   $     324    $ 764,602
Depreciation and amortization                    1,751        1,763         814         958         701        5,987
Earnings before interest and taxes               3,819       16,444       7,574      17,321      (9,809)      35,349
Interest expense, net                                                                                          1,935
Earnings before income taxes                                                                                  33,414
Total assets                                    73,532       72,576      35,879      86,118     226,260      494,365
Purchases of property, plant and equipment         415        1,130         168          82         256        2,051

2002

Net sales                                    $ 189,380    $ 153,060   $  80,693   $ 253,723   $     408    $ 677,264
Depreciation and amortization                    2,132        1,813       1,020       2,982         941        8,888
Earnings before interest and taxes                 742       11,477       3,823       9,538      (8,061)      17,519
Interest expense, net                                                                                            243
Earnings before income taxes                                                                                  17,276
Total assets                                    76,716       69,348      31,784      75,585      (2,920)     250,513
Purchases of property, plant and equipment         409          864          48          82         125        1,528

2001

Net sales                                    $ 220,949    $ 175,062   $ 103,096   $ 312,973   $     415    $ 812,495
Depreciation and amortization                    2,394        1,833       1,157       2,826       1,039        9,249
Earnings before interest and taxes              (1,385)      12,557       6,054      15,455      (3,060)      29,621
Interest expense, net                                                                                          4,870
Earnings before income taxes                                                                                  24,751
Total assets                                   100,156       94,647      45,083      90,451     (67,097)     263,240
Purchases of property, plant and equipment       1,369        1,359         310         782         512        4,332

Information for the net book value of property plant and equipment by geographic area is presented below:

Year ended                 May 30, 2003         May 31, 2002
                           ------------         ------------
United States                  $11,277              $14,061
Latin America                    9,928               12,068
Other foreign                      766                1,059
                               -------              -------
Total                          $21,971              $27,188
                               =======              =======

NOTE O. SUBSEQUENT EVENTS

On June 13, 2003, we acquired all of the common stock of Viewpoint International, Inc. The transaction is valued at up to $325 million consisting of $240 million in cash, $10 million in Oxford common stock and up to $75 million in contingent payments, subject to the achievement by Viewpoint of certain performance targets. Viewpoint owns the Tommy Bahama lifestyle brand that is used to market a wide array of products and services including apparel, footwear, accessories, home furnishings and restaurants. Viewpoint also produces two additional collections under the Tommy Bahama label, Indigo Palms and Island Soft. It also operates over 30 Tommy Bahama retail locations across the country, six of which are retail/restaurant compounds.

We also entered into a new $275 million senior secured revolving credit facility, which has a five year term and bears interest, at our option, at rates determined from time to time based upon (1) the higher of the federal funds rate or the applicable prime rate plus a spread or (2) LIBOR plus a spread. Borrowings under the new senior secured revolving credit facility are subject to a borrowing base calculation based on our inventories, real property and accounts receivable.

In connection with the completion of the Viewpoint acquisition, the net proceeds from our $200 million senior notes offering were released from escrow. We used the net proceeds from our senior notes offering, together with limited borrowings under our new senior secured revolving credit facility and cash on hand, to finance the cash portion of the purchase price for the Viewpoint acquisition.

We also terminated the accounts receivable securitization facility in June 2003, in connection with the new senior revolving credit facility.

NOTE P SUMMARIZED QUARTERLY DATA (UNAUDITED):

Following is a summary of the quarterly results of operations for the years ended May 30, 2003, May 31, 2002 and June 1, 2001:

                                                                Fiscal Quarter
$ in thousands, except per share amounts      First      Second     Third      Fourth      Total
                                              -----      ------     -----      ------      -----
2003

Net sales                                    $172,139   $185,421   $208,969   $198,073   $764,602
Gross profit                                   38,462     37,186     42,913     41,150    159,711
Net earnings                                    4,510      4,263      6,927      4,627     20,327
Basic earnings per common share                  0.60       0.57       0.92       0.61       2.70
Diluted earnings  per common share               0.60       0.56       0.92       0.60       2.68

2002*

Net sales                                    $179,530   $156,528   $149,495   $191,711   $677,264
Gross profit                                   36,320     27,545     28,912     40,471    133,248
Net earnings                                    3,127        461      1,357      5,627     10,572
Basic earnings per common share                  0.42       0.06       0.18       0.75       1.41
Diluted earnings  per common share               0.42       0.06       0.18       0.74       1.40

2001

Net sales                                    $204,368   $194,869   $197,404   $215,854   $812,495
Gross profit                                   37,344     35,796     36,805     39,066    149,011
Net earnings                                    3,477      2,703      3,912      5,254     15,346
Basic earnings per common share                  0.46       0.36       0.53       0.71       2.06
Diluted earnings  per common share               0.45       0.36       0.53       0.70       2.05

*Includes an after-tax favorable LIFO adjustment in the fourth quarter of $767,806 or $0.10 per share diluted in 2002.

                           NET SALES BY PRODUCT CLASS

The following table sets forth separately in percentages net sales by class of similar products for each of the last three fiscal years:

             2003     2002     2001
             ----     ----     ----
Net Sales:
Menswear      58%      60%      60%
Womenswear    42%      40%      40%
             ---      ---      ---
             100%     100%     100%
             ---      ---      ---

                            COMMON STOCK INFORMATION

                Market price on the New York Stock Exchange    Quarterly Cash Dividend Per Share
                -------------------------------------------    ---------------------------------
                Fiscal 2003                   Fiscal 2002      Fiscal 2003           Fiscal 2002
                -------------               ---------------    -----------           -----------
                High      Low               High      Low

1st quarter   $28.10   $20.60               $24.14   $21.11      $  .21               $  .21
2nd quarter    26.25    19.50                24.06    18.30         .21                  .21
3rd quarter    26.53    22.01                26.10    22.19         .21                  .21
4th quarter    40.90    23.03                29.00    25.05         .21                  .21
               -----    -----                -----    -----       -----                 ----

At the close of fiscal 2003, there were 522 stockholders of record.

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

     The consolidated financial statements for the years ended May 30, 2003 and May 31, 2002, have been audited by Ernst & Young LLP, independent auditors, and the financial statements for the year ended June 1, 2001 have been audited by other auditors. In connection with its audit, Ernst & Young LLP develops and maintains an understanding of Oxford's accounting and financial controls and conducts tests of Oxford's accounting systems and other related procedures as it considers necessary to render an opinion on the financial statements.

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




Ben B. Blount, Jr.
Executive Vice President-
Finance, Planning and Administration
and Chief Financial Officer

                         REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Stockholders of Oxford Industries, Inc.

We have audited the accompanying consolidated balance sheets of Oxford Industries, Inc. and Subsidiaries as of May 30, 2003 and May 31, 2002, and the related consolidated statements of earnings, stockholders' equity, and cash flows for each of the two years in the period ended May 30, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The consolidated financial statements of Oxford Industries, Inc. and Subsidiaries for the year ended June 1, 2001 were audited by other auditors who have ceased operations, and whose report dated July 13, 2001 expressed an unqualified opinion on those statements before the restatement adjustment described in Note F.

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

In our opinion, the 2003 and 2002 financial statements referred to above present fairly, in all material respects, the consolidated financial position of Oxford Industries, Inc. and Subsidiaries at May 30, 2003 and May 31, 2002, and the consolidated results of their operations and their cash flows for each of the two years in the period ended May 30, 2003, in conformity with accounting principles generally accepted in the United States.

As discussed in Note A, the Company changed its method of calculating LIFO inventories in the year ended May 31, 2002.

As discussed above, the consolidated financial statements of Oxford Industries, Inc. and Subsidiaries for the year ended June 1, 2001 were audited by other auditors who have ceased operations. As described in Note F, the consolidated financial statements of Oxford Industries, Inc. and Subsidiaries for the year ended June 1, 2001 have been revised to include the transitional disclosures required by Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangibles, which was adopted by the Company as of June 1, 2002. Our audit procedures with respect to the 2001 disclosures in Note F included (a) agreeing the previously reported net income to the previously issued financial statements, (b) agreeing the adjustments to reported net income representing amortization expense (including any related tax effects) recognized in the year ended June 1, 2001 related to goodwill that is no longer being amortized as a result of initially applying Statement No. 142 (including any related tax effects) to the Company's underlying records obtained from management, and (c) testing the mathematical accuracy of the reconciliation of pro forma net income to reported net income. In our opinion, such disclosures are appropriate and have been properly applied. However, we were not engaged to audit, review, or apply any procedures to the 2001 consolidated financial statements of the Company other than with respect to such adjustment and, accordingly, we do not express an opinion or any other form of assurance on the 2001 consolidated financial statements taken as a whole.

/s/Ernst & Young LLP

Atlanta, Georgia
July 11, 2003